3/28

05006902

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Commerzbank AG

*CURRENT ADDRESS

PROCESSED

MAR 3 1 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2523 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/30/05

82-2523

annual report 2004

COMMERZBANK AG

RECEIVED
2005 MAR 28 P 3:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
12-31-04

COMMERZBANK



highlights of commerzbank group

	2004	2003
Income statement		
Operating profit (€ m)	1,043	559
Operating profit per share (€)	1.76	1.03
Pre-tax profit/loss (€ m)	828	–1,980
Net profit/loss (€ m)	393	–2,320
Net profit/loss per share (€)	0.66	–4.26
Operating return on equity (%)	10.2	4.9
Cost/income ratio in operating business (%)	70.4	73.3
Pre-tax return on equity (%)	8.1	–17.4

	31.12.2004	31.12.2003
Balance sheet		
Balance-sheet total (€ bn)	424.9	381.6
Risk-weighted assets according to BIS (€ bn)	139.7	140.8
Equity as shown in balance sheet (€ bn)	9.8	9.1
Own funds as shown in balance sheet (€ bn)	19.9	19.7
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.8	7.6
Core capital ratio, including market-risk position (%)	7.5	7.3
Own funds ratio (%)	12.6	13.0
Commerzbank share		
Number of shares issued (million units)	598.6	597.9
Share price (€, 1.1.–31.12.) high	16.49	17.58
low	12.65	5.33
Book value per share*) (€)	18.53	17.37
Market capitalization (€ bn)	9.1	9.3
Customers	7,880,000	6,840,000
Staff		
Germany	25,417	25,426
Abroad	7,403	6,951
Total	32,820	32,377
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

*) excluding cash flow hedges

structure of commerzbank group

Board of Managing Directors

Corporate Divisions


Group Management
Retail Banking and Asset Management
Corporate and Investment Banking
Services
Staff departments
Banking departments
Service departments
• Accounting and Taxes
• Compliance and Security
• Corporate Communications and Economic Research
• Financial Controlling
• Group Treasury
• Human Resources
• Internal Auditing
• Legal Services
• Risk Control
• Strategy and Controlling
• Asset Management
• Credit Operations Private Customers
• Private Banking
• Retail Banking
Mittelstandbank
• Corporate Banking
• Global Credit Operations
International Corporate Banking
• Financial Institutions
Corporates & Markets
• IT Applications
• IT Production
• IT Support
• Organization
• Transaction Banking
Domestic and foreign branch network
Cooperation in bancassurance area
Subsidiaries and participations in Germany and abroad

/ ideas ahead /



Bridges connect. The bridge at Mostar is the best illustration of this. In 1993, the Old Bridge (Stari Most), which gave Mostar its name and was one of UNECSCO's world cultural sites, was destroyed during hostilities. With the aid of the World Bank, UNESCO and several countries, it was rebuilt, stone by stone. For its reconstruction, which cost US$15m, the same quarry was used as that chosen by the Turkish architect Mimar Hajrudin in the 16th century. In the nine years up to the completion of the bridge, contact between the two parts of the town on either side of the Neretva, which are populated by Croats and Muslim Bosnians, virtually ceased. Now the bridge connects them again.

/ ideas ahead /

BUILDING BRIDGES – OUR CENTRAL TOPIC

We would like to improve connections. With our customers worldwide, but also between customers. For a long time, Commerzbank has seen itself as the bank at its customers' side. We intend to be a long-term partner for all our private and business customers. Reflecting. Thinking ahead. Advising. Working out solutions.

/

Commerzbank wants to build solid bridges to its customers. That is why we have made this the guiding theme of our annual report this year.

/

It is symbolized by the images which appear throughout the report. They show Adolphe Bridge in Luxembourg, Manhattan Bridge in New York, Tower Bridge in London, the Chain Bridge over the Danube in Budapest, Coleman Bridge in Singapore and Pont Neuf in Paris. And the cover shows Flösserbrücke in Frankfurt with the city's skyline in the background.

/

In these locations – as in other places throughout the world – Commerzbank builds bridges to its customers and for its customers. Our annual report is also a bridge enabling us to reach our shareholders, customers, analysts, journalists and the public as a whole. In this way, we provide transparent and extensive information on 2004 and on our future prospects.

contents



Management report



KLAUS-PETER MÜLLER **Frankfurt am Main, Eiserner Steg**



Klaus-Peter Müller
Chairman of the
Board of Managing Directors

March 2005

Dear Shareholders,

An important interim goal has been achieved: Commerzbank is paying a dividend again. Of course, the size of this year's distribution is unsatisfactory. But after years of reductions culminating in last year's omission of a payment, the resumption of dividend payments is clear proof that we have made good progress.

However, it is even more important that we are now working with structures which indicate further steady improvement in our earnings performance, without us having to rely upon support from stronger economic activity. After a highly promising start last year, we were unfortunately unable to maintain the momentum throughout the year as a whole. There were many different reasons for this; they lie both in ourselves and in our changed business environment. The fear of terrorism, the surge in crude oil prices, the dollar's persistent weakness, abundant liquidity in the financial markets, reforms and the anxieties they produced, the US elections and unemployment are just some of the topics which indicate the changing mood in the second half of 2004.

In the final quarter, we took a close look at our Investment Banking. We have abandoned some business lines or considerably scaled them back, others are being maintained and some expanded; but all of them are being integrated into a strictly customer-oriented unit under the new roof of Corporates & Markets. We are confident that we have now found an organization form in this area as well which will both benefit our customers and bring the Bank lasting success.

Strengthening brand and profile

Commerzbank is well-known as an adviser in all financial matters and a navigator for market success. This is the basis on which we are building our reputation. And then there is the continuity and experience gained through our 135 years of corporate history. We now have the chance to secure a leading position for ourselves in German banking. And I do not mean cosmetic improvements here but rather fundamental profiling, gaining the recognition and acceptance of society, business and politics.

Commerzbank's ideal – you might call it target profile – of how it would like to be seen: That is the best bank at the heart of Europe. Not the largest, then, the strongest, or the richest. No, simply the best.

How do we intend to achieve this? Above all, we need well-trained, experienced and committed staff. We are trying to ensure this by means of broadly-based initial and further training programmes, a convincing corporate culture and a performance-based remuneration system. Then there is technology, which must be modern and reliable. Our benchmark tests have confirmed that we have high standards here.

Through our nationwide branch network in Germany and our user-friendly internet portals, we offer customers easy access to the Bank, right around the clock, seven days a week. Our products and services are reasonably priced. This sums up the features which characterize the Commerzbank brand.

Well over seven million customers, most of them in Germany, already use our products and services. And in their dealings with the Bank, they experience the efficiency and friendliness of its staff and also the accessibility of its technology. Market surveys underline the high degree of satisfaction among Commerzbank's customers. For us, this is a welcome part of our identity. But we want even more. In line with our slogan "Ideas ahead", we develop ideas and introduce measures that give the Commerzbank brand its unmistakeable profile, signalling efficiency and sympathy, solidity and creativity, not to mention transparency, credibility and success.

The satisfaction of our customers and a clear profile are the essential basis for you, our shareholders, to support us by investing in Commerzbank shares. In the final analysis, they also guarantee the success and performance of such a financial investment.

All our shareholders are cordially invited to take part in our Annual General Meeting in the Jahrhunderthalle, Frankfurt-Höchst, on May 20, 2005. I look forward to welcoming you there.

Yours

Eiserner Steg connects the centre of Frankfurt am Main with the famous apple-wine district, Sachsenhausen. From the pedestrian bridge, completed in 1869, there is an especially fine view of the city skyline.

In the early seventies, Commerzbank began to concentrate its head-office departments in Frankfurt am Main, the outward sign of this being the high-rise building into which it moved in 1974. What was then a striking, 110-metre high tower has now virtually disappeared beside the new Commerzbank tower. The futuristic design of the British architect Lord Norman Foster has been one of the landmarks of Germany's largest financial centre since 1997.

survey of the commerzbank group

Sustained upswing of world economy

For the world economy as a whole, 2004 was an excellent year. Growing by almost 5%, it registered the best result for several years. And as previously, the mainstays of this positive development were North America and Asia. In the US, the upswing continued, despite fears to the contrary. And China's economic momentum does not yet appear to have slackened to any notable extent. There is unlikely to be any radical change in the current year either. Even if central banks gradually reduce the expansionary trend in their monetary policy, another strong increase of 4% in worldwide GDP can be expected. World trade will probably expand at an even stronger rate.

Against the background of the robust world economy in particular, the development in Western Europe was disappointing on the whole, even if it registered its strongest growth since 2000. A good start to the year was followed, especially in Germany, by a marked cooling-off in the second half. However, it should be noted on the positive side that of late there have been signs of a pick-up in business investment in Germany as well. Overall, though, 2004 was another year in which economic growth mainly had to rely on foreign demand. In view of the encouraging tendency in investment and the continuing buoyancy of foreign demand for German products, economic performance in Germany and the euro area is likely to continue to recover, despite the weak patch at end-2004. However, no substantial improvement can be expected in the labour market in 2005.

Financial market activity was dominated by the ongoing debate on how robust the world economy's upswing would prove to be. Doubts were nourished in particular by the sharp rise in the price of crude oil in the summer and autumn, which depressed both equity prices and the yields of government bonds. The fact that the ECB again did not raise interest rates also helped keep yields low. Only in the past few months have stock markets managed to rise substantially. By contrast, the downward trend for capital-market yields has continued, fuelled by a really ample supply of liquidity.

Commerzbank Group makes good progress with earnings performance

Despite the difficult economic environment and the absence of support from the capital markets, the Commerzbank Group made progress in 2004. We successfully maintained our strict cost management and at long last reversed the weak earnings trend. One very important development was the integration of the branch business of SchmidtBank into Commerzbank AG. Through the takeover, we have gained 360,000 retail customers and 2,000 *Mittelstand* clients. Since the autumn, we have been restructuring our investment-banking activities, which we have now bundled in Corporates & Markets.

Balance-sheet total expands again

After declining in the previous year, the Commerzbank Group's balance-sheet total expanded by 11.3% to €424.9bn in the course of 2004. We reduced our risk-weighted assets only marginally by 0.8% to €139.7bn. While we increased our interbank lending by a strong 53.6% to €79.4bn, claims on customers were 2.0% lower at €135.6bn. This decline also reflects subdued credit demand due to the continuing sluggishness of economic activity and the persistent weakness of the US dollar.

Our investments and securities portfolio expanded by 7.2% to €94.2bn, its rise being mainly attributable to additions to our portfolio of bonds, notes and other fixed-income securities. At the same time, our investments contracted by 15%, primarily on account of the disposal of our stake in Banco Santander Central Hispano (SCH).

Encouraging growth of savings deposits

On the funding side, our interbank borrowing grew by 21.2% to €115.4bn, and our liabilities to customers by 5.1% to €105.1bn. The 37.6% increase in savings deposits to €16.9bn deserves special mention; here, the impact of our special campaigns to win new customers can be felt. At €88.2bn, sight and time deposits were practically unchanged on the previous year. Securitized liabilities were raised by 3.9% to €87.3bn.

Earnings turnaround achieved

At the Commerzbank Group, net interest income rose by 7.7% to €2.99bn. Revenue from purely interest-earning business was down, due to the lower interest-rate level; however, this was more than offset by the lower interest paid and a higher current result on investments.

Provisioning revealed an encouraging development. Compared with €1,084m in the previous year, we now only had to put aside €836m for this purpose. At €1,282m, gross provision for possible loan losses was below the average for the past eight years for the first time since 2000. The €550m of reversals is on a par with those of the two preceding years. We continued to pursue a conservative approach in our allocations to loan-loss provisions.

In commission-earning business, it was above all asset management, foreign commercial business and payment transactions which generated higher revenue. Securities business on behalf of our customers also produced a stronger result. All in all, we registered net commission income of €2.25bn, 5.3% more than a year earlier.

Structure of provision for possible loan losses

Commerzbank Group, in € m	2004	2003	2002	2001	2000
Germany	830	813	946	555	529
Abroad	4	260	365	325	148
Global provision	2	11	10	47	8
Total net provisioning	836	1,084	1,321	927	685

Due to the negative trend from mid-year onwards, our trading profit was 26.9% down on the previous year. We incurred losses above all in foreign-exchange dealings and trading in convertible bonds. On the other hand, we fared especially well in the equity derivatives area.

The net result on the investments and securities portfolio was 24.1% higher at €361m. Among other things, this includes the proceeds from the disposal of our SCH stake. The greater part of the revenue relates to price gains on our available-for-sale securities portfolio, especially that of Hypothekenbank in Essen.

Our other operating result rose by practically 11% to €193m. This net figure primarily comprises allocations to and reversals of provisions as well as expenses and revenue arising from building and architects' fees.

Overall, revenue was 8.6% stronger, reaching €5.5bn. In our planning, we had been somewhat more optimistic as at the start of the year we had assumed more favourable macroeconomic conditions.

We continue to have costs under control. Despite the inclusion of Schmidt-Bank, operating expenses were 1.1% lower than a year earlier at €4.46bn.

We managed to reduce personnel expenses by just under 1% to €2.42bn. At Group level, we had a workforce of altogether 32,820 at end-2004, 443 more than a year previously. The increase related primarily to subsidiaries, in particular BRE Bank and comdirect bank.

Other expenses were up slightly, by 2.8% to €1.64bn. Current depreciation declined by 15.4% to €402m.

Operating profit almost doubled

All the operating income and expenses taken together yield an operating profit of €1,043m, compared with €559m a year earlier. This represents an increase of 86.6%.

For the last time, Regular amortization of goodwill appears in our income statement. As from 2005, this is no longer permitted. We could have refrained from including the item in the income statement in 2004, but we quite deliberately did not do so. That is why €83m of goodwill amortization has been deducted from the operating profit. For the repositioning of Investment Banking, we recognized restructuring expenses of €132m. This left a pre-tax profit of €828m.

After taxes of €353m and the profits attributable to minority interests are deducted, we post net income for the year of €393m. We intend to allocate €243m of this amount to retained earnings and will propose to the Annual General Meeting on May 20, 2005, that the distributable profit of €150m be used to pay our shareholders a dividend of 25 cents per Commerzbank share.


2,000
1,500
1,000
500
0
-500
-1,000
-1,500
31.3. 30.6. 30.9. 31.12. 31.3. 30.6. 30.9. 31.12. 31.3. 30.6. 30.9. 31.12.
2002
2003
2004

Revaluation reserve on high level

in € m

Equity base offers scope for expansion

Our equity increased by 7.8% to €9.8bn. Subscribed capital and the capital reserve were virtually unchanged; the issue of shares to our employees generated €10m. Retained earnings grew by 4.5%.

With slightly fewer risk-weighted assets, the core capital ratio rose to 7.5% thanks to the profit achieved, thus reaching the upper edge of our target range of 6.5% to 7.5%. Our own funds ratio increased to 12.6%, even though we reduced our high-interest subordinated funds (profit-sharing rights issued and subordinated liabilities) by altogether €535m.

Our revaluation reserve, which shows the unrealized appreciation on our equities and bonds portfolio, registered a marked increase of €363m to €1.6bn. In the course of 2004, this item developed in a very positive way; as a result, we have considerably improved the quality of our balance sheet.

Further expansion in Retail Banking segment

In Retail Banking, revenue before provisioning rose by 8.0% to reach almost €2.2bn. Despite lower volumes, net interest income was higher. Apart from SchmidtBank, this was due to the positive effect of a change in investment models. Unfortunately, we had to raise our provisioning in this segment substantially. The reason for this was not only the economic situation with its impact on the property market. We have also provided for potential consequences of the modernization of Germany's law of obligations (changes in the limitation periods).

Net commission income benefited to some extent from rather more buoyant securities transactions and naturally from our 360,000 new customers at the former SchmidtBank branches.

Operating expenses remained at their year-earlier level. This is positive in view of the inclusion of SchmidtBank and the marked expansion of our private-banking activities.

At €384m, the operating profit was 49% higher than a year previously. The operating return on equity reached an outstanding 21.1%, while the cost/income ratio declined to 72.5%.

Concentration in Asset Management bearing fruit

Asset Management too achieved good results in 2004. Revenue increased by 12% to €488m. Our foreign subsidiaries Jupiter International Group and Caisse Centrale de Réescompte registered stronger commission income. Staff reductions and more systematic cost management brought operating expenses down by 7% to €321m.

We thus achieved an operating profit of €167m, 86% higher than in 2003. With practically a fifth less equity tied up, the return on equity rose to over 30%, and the cost/income ratio improved considerably to 65.8%.

Provisioning down sharply in Corporate Banking

In the Corporate Customers and Institutions segment, we managed to increase revenue by 21% to €1.92bn. Despite a decline in overall lending, net interest income was slightly stronger than a year earlier. The reduction in provisioning by more than a third is particularly encouraging.

While net commission income declined somewhat, the trading profit rose sharply, above all at BRE Bank. The special charges at BRE Bank, which had to shoulder write-downs and additional provisioning among other things because of its changeover to IFRS accounting rules, had a dampening effect. As a result, operating expenses in this segment rose by 6.3%.

At €607m, the operating profit was 71% higher than a year previously. The key figures clearly reveal the upward trend: return on equity rose to 12.8%, while the cost/income ratio of 52.6% maintained a good level.

Repositioning in Investment Banking

The restructuring of Corporates & Markets (formerly Securities) is making very good progress. We want to focus even more strongly on our customers and their need for investment-banking products and also on reducing earnings volatility. The first signs of success emerged in the final quarter of 2004, when we managed to reduce our losses considerably.

All told, revenue fell by 26% last year. The trading profit was down by 25%, due in particular to the sizeable losses incurred in proprietary trading. Operating expenses sank by 10% to €837m, above all on account of lower provisions for bonuses and the first of the staff reductions.

Operating profit, by segment

in € m


2002
2003
2004
700
600
500
400
300
200
100
0
-100
-200
-300
Retail Banking
Asset Management
Corporate customers and Institutions
Securities
Group Treasury
Mortgage banks

The operating profit was minus €147m, compared with a small plus of €3m in 2003. The key figures speak for themselves: while the return on equity was a negative 12.9%, the cost/income ratio stood at 121%.

Group Treasury and Mortgage Banks' results slightly lower than in 2003

The low level of interest rates, the flat interest curve and uncertainty about the future trend led to weaker net interest income at Group Treasury. Revenues were down overall on the previous year by 17.0%. Expenses remained virtually unchanged.

The operating profit reached €172m, compared with €220m in 2003. As a very small amount of our equity is tied up in this segment, we are still able to show a high return on equity of 123.7%; the cost/income ratio rose to 24.9%.

The Mortgage Banks segment comprises Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg and Eurohypo, which is consolidated at equity. Overall, revenue fell 9% short of the previous year. For one thing, Eurohypo's results were weaker than in 2003. For another, Hypothekenbank in Essen had to take extra provisioning charges. Operating expenses rose by 34%, largely due to partial write-downs on real estate.

At €207m, the operating profit was 15% lower than in the previous year. The return on equity sank to a still very respectable 22.9%; while the cost/income ratio of 14.3% was not quite as good as in 2003, it still represented an excellent level.

Mortgage banks

	2004
Equity tied-up (€ m)	905
Operating return on equity	22.9%
Cost/income ratio in operating business	14.3%

Overall, Commerzbank Group makes progress on revenue front

The key figures for the Commerzbank Group also underline the progress we have made towards achieving stronger earnings. At €1,043m, we achieved an operating return on equity of 10.2%, compared with 4.9% in 2003. The cost/income ratio in our operating business improved from 73.3% to 70.4%. We are confident that we can make further progress along this successful course in the current year as well. Accordingly, the after-tax return on equity is to rise to at least 8% (as against 4.4% in 2004).

Development in individual quarters

2004 financial year

€ m	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
Net interest income	2,991	750	718	805	718
Provision for possible loan losses	–836	–185	–199	–214	–238
Net interest income after provisioning	2,155	565	519	591	480
Net commission income	2,250	570	526	557	597
Net result on hedge accounting	6	–1	14	–11	4
Trading profit	539	103	–9	131	314
Net result on investments and securities portfolio	361	79	24	181	77
Operating expenses	4,461	1,151	1,078	1,128	1,104
Other operating result	193	9	35	82	67
Operating profit	**1,043**	**174**	**31**	**403**	**435**
Regular amortization of goodwill	83	22	20	21	20
Profit from ordinary activities before restructuring expenses and expenses arising from special factors	**960**	**152**	**11**	**382**	**415**
Restructuring expenses	132	–	132	–	–
Expenses arising from special factors	–	–	–	–	–
Profit from ordinary activities after restructuring expenses and expenses arising from special factors	**828**	**152**	**–121**	**382**	**415**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**828**	**152**	**–121**	**382**	**415**
Taxes on income	353	47	71	107	128
After-tax profit	**475**	**105**	**–192**	**275**	**287**
Profit/loss attributable to minority interests	–82	–6	–16	–27	–33
Net profit/loss for the year	**393**	**99**	**–208**	**248**	**254**

2003 financial year

€ m	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
Net interest income	2,776	663	662	746	705
Provision for possible loan losses	–1,084	–256	–273	–303	–252
Net interest income after provisioning	1,692	407	389	443	453
Net commission income	2,136	591	509	516	520
Net result on hedge accounting	40	3	12	15	10
Trading profit	737	121	107	278	231
Net result on investments and securities portfolio	291	68	64	54	105
Operating expenses	4,511	1,113	1,078	1,141	1,179
Other operating result	174	15	98	29	32
Operating profit	**559**	**92**	**101**	**194**	**172**
Regular amortization of goodwill	110	21	29	30	30
Profit from ordinary activities before restructuring expenses and expenses arising from special factors	**449**	**71**	**72**	**164**	**142**
Restructuring expenses	104	–	–	–	104
Expenses arising from special factors	2,325	–	2,325	–	–
Profit from ordinary activities after restructuring expenses and expenses arising from special factors	**–1,980**	**71**	**–2,253**	**164**	**38**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**–1,980**	**71**	**–2,253**	**164**	**38**
Taxes on income	249	139	30	78	2
After-tax profit	**–2,229**	**–68**	**–2,283**	**86**	**36**
Profit/loss attributable to minority interests	–91	–20	–22	–16	–33
Net profit/loss for the year	**–2,320**	**–88**	**–2,305**	**70**	**3**

corporate governance at commerzbank

On February 26, 2002, an independent commission set up by the German government published the German Corporate Governance Code for the first time. It describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. The Code makes the German system of corporate governance transparent and understandable. It strengthens the trust of investors, customers, employees and the general public in the management and supervision of German listed companies.

Responsible corporate governance has always been a high priority at Commerzbank. That is why we – the Supervisory Board and the Board of Managing Directors – expressly support the Code as well as the goals and objectives which it pursues. Even at the time of publication of the German Corporate Governance Code, Commerzbank's articles of association and the rules of procedure for the Board of Managing Directors and Supervisory Board complied with its requirements for the most part. Wherever this was not yet the case, we have adjusted them to the regulations of the German Corporate Governance Code. The changes to the articles of association were resolved by the Annual General Meeting of May 30, 2003. The articles of association and the rules of procedure are available on the internet.

Early in 2004, the Board of Managing Directors and Supervisory Board appointed Günter Hugger, head of Legal Services at Commerzbank, as corporate governance officer. He is the central contact for all corporate governance issues and has the function of advising the Board of Managing Directors and the Supervisory Board on the implementation of the German Corporate Governance Code and of reporting on its implementation by the Bank.

Recommendations of the German Corporate Governance Code

Commerzbank deviates in only two points from the recommendations of the German Corporate Governance Code in its version of May 21, 2003:

Pursuant to section 4.2.2, the full Supervisory Board should discuss and regularly review the structure of the system of compensation for the Board of Managing Directors. The Supervisory Board has entrusted matters related to the compensation of the Board of Managing Directors to its Presiding Committee, which independently resolves upon and deals with them. This procedure has proved successful. The Presiding Committee discusses the structure of the system of compensation, regularly reviews it and determines the amount of compensation for members of the Board of Managing Directors. It reports to the full Supervisory Board on its deliberations and decisions.

Pursuant to section 5.3.2 of the Code, the Audit Committee shall deal not only with accounting issues and the audit of the annual financial statements, but also with issues related to the Bank's risk management. Commerzbank has entrusted risk-management issues to the Risk Committee of the Supervisory Board, which for years has dealt with the Bank's credit and market risk, rather than to its Audit Committee. It is ensured that the Audit Committee is extensively informed about risk-management issues by the chairman of the Audit Committee also being a member of the Risk Committee of the Supervisory Board.

Section 4.2.4 recommends that the compensation of the members of the Board of Managing Directors should be reported in the Notes to the consolidated financial statements, subdivided according to the various components and presented in individualized form. In November 2004, we revised our existing declaration of compliance; in this annual report, we publish for the first time the compensation of each member of the Board of Managing Directors in individualized form and thus comply with section 4.2.4 of the Code.

Principles of the system of compensation

The compensation of the members of the Board of Managing Directors is made up of a fixed remuneration and a variable bonus, based on Commerzbank's business success and the attainment of previously defined targets. In addition, there is appropriate remuneration in kind. Emoluments for board functions at subsidiaries are counted against remuneration. Details can be found on pages 171-173 of this annual report. In addition, like other executives and selected staff of the Group, members of the Board of Managing Directors – using their own Commerzbank shares – are able to participate in so-called long-term performance plans (LTPs), which run for three to five years. The exact structure of these LTPs is explained on pages 112-114 of this annual report; details of the current value of these options may be found on page 113.

Suggestions of the German Corporate Governance Code

Commerzbank complies with virtually all the suggestions of the German Corporate Governance Code, deviating from them in only six points:

In derogation of section 2.3.3, the proxy is only reachable up to the day of the Annual General Meeting. However, shareholders present or represented at the meeting are able to give their proxy instructions even there.

In section 2.3.4, it is suggested that the Annual General Meeting be broadcast in its entirety via internet. We broadcast the speeches of the Chairman of the Supervisory Board and the Chairman of the Board of Managing Directors, but not the general debate. For one thing, a complete broadcast of the Annual General Meeting seems inappropriate given the length of annual general meetings; for another, we do not want to infringe upon the personal rights of the individual speaker.

Section 3.6 of the German Corporate Governance Code suggests that separate meetings to prepare Supervisory Board meetings should be held regularly for the representatives of the shareholders and the employees. We arrange such preparatory meetings only if the need arises.

Section 5.3.2 suggests that the chairman of the Audit Committee of the Supervisory Board should not be a former member of the Board of Managing Directors. We have not adopted this suggestion as the expertise of the person in question takes priority for us.

The suggestion contained in section 5.4.4 that the members of the Supervisory Board should be elected at different dates and for different periods of office is not compatible with the German system of co-determination. Employee representatives, namely, have to be elected together for five years. The suggestion could only be applied, therefore, in the case of shareholder representatives and would therefore lead to unequal treatment.

Last but not least, it is suggested in section 5.4.5 of the Code that the variable compensation of Supervisory Board members should also be linked to the long-term performance of an enterprise. At Commerzbank, the variable compensation of Supervisory Board members is linked to the dividend payment. We consider this to be a transparent and readily understandable system. What is more, the most recent judgement of the Federal Court of Justice *(Bundesgerichtshof)* makes it doubtful whether long-term compensation structures are permissible.

Board of Managing Directors

The Board of Managing Directors is responsible for the independent management of the Company. In this function, it has to act in the Company's best interests and is committed to achieving a sustained increase in the value of the Company. It develops the Company's strategy, coordinates it with the Supervisory Board and ensures its implementation. In addition, it ensures efficient risk management and risk control. The Board of Managing Directors conducts Commerzbank's business activities in accordance with the law, the articles of association, its rules of procedure and the relevant employment contracts. It cooperates on a basis of trust with Commerzbank's other bodies and with the employee representatives.

The composition of the Board of Managing Directors and the responsibilities of its individual members are presented on pages 190-191 of this annual report.

In the 2004 financial year, members of the Board of Managing Directors were involved in no conflicts of interest as defined in section 4.3 of the German Corporate Governance Code.

Supervisory Board

The Supervisory Board advises and supervises the Board of Managing Directors in its management of the Company. It conducts its business activities in accordance with the legal provisions, the articles of association and its rules of procedure; it cooperates closely and on a basis of trust with the Board of Managing Directors.

The composition of the Supervisory Board and its committees is presented on pages 187-188. The report of the Supervisory Board on pages 184-186 provides information on the work of this body, its structure and its control function.

At the start of 2004, the Supervisory Board examined the efficiency of its activity by means of detailed questionnaires; the evaluation of the findings was discussed at the meeting on February 17, 2004. The topics were:

- Information flow from the Board of Managing Directors to the Supervisory Board (topicality, intelligibility, quality of information)
- Meetings (number, topics, main emphases)
- Composition of Supervisory Board (efficiency, independence)
- Committees (number of meetings, topics, main emphases)

The evaluation revealed that supervision is efficient and professional at Commerzbank. The members of the Supervisory Board consider the number of meetings per year and the distribution of duties between the Supervisory Board and its committees to be appropriate. The Supervisory Board is of the opinion that its committees also work efficiently. The information flow from the Board of

Managing Directors is similarly considered to be good for the most part. More extensive information was sought on the topics strategy and planning in particular. The Board of Managing Directors already responded to this wish in the year under review. Further suggestions for improving the work of the Supervisory Board were discussed by the Chairman of the Supervisory Board and the Chairman of the Board of Managing Directors and realized as far as possible.

Efficiency will be examined every two years in future. In the years that lie between, an abridged review of efficiency will be carried out.

In the 2004 financial year, members of the Supervisory Board were involved in no conflicts of interest as defined in section 5.5 of the German Corporate Governance Code.

Accounting

For accounting purposes, the Commerzbank Group applies the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS); the individual financial statements of Commerzbank AG are prepared according to HGB rules. The consolidated and Parent Bank financial statements are prepared by the Board of Managing Directors and approved by the Supervisory Board. The audit is performed by the auditors elected by the Annual General Meeting. The annual financial statements also include a detailed risk report, providing information on the Company's responsible handling of the various types of risk. It appears on pages 54-87.

Shareholder relations and communication

Once a year, the Annual General Meeting of shareholders takes place. Above all, it resolves upon the appropriation of the distributable profit, approves the actions of the Board of Managing Directors and the Supervisory Board as well as changes to the articles of association and authorizes the Board of Managing Directors to undertake capital-raising measures. Each share entitles the holder to one vote.

We inform the public – and consequently our shareholders as well – four times a year about the Bank's financial position and earnings performance; further corporate news items that are relevant for the share price are published in the form of a so-called ad hoc release. By means of press conferences and analysts' meetings, the Board of Managing Directors reports on the annual financial statements or the quarterly results. For reporting purposes, Commerzbank increasingly uses the possibilities offered by the internet; at www.commerzbank.com, those interested can find a wealth of information on the Commerzbank Group. We feel committed to communicating in an open and transparent manner with our stakeholders. We intend to realize this claim in the future as well.

Frankfurt, February 15, 2005

Commerzbank Aktiengesellschaft
The Board of Managing Directors — The Supervisory Board



LUXEMBOURG **Adolphe Bridge**



Since 1969, we have been represented in Luxembourg, one of Europe's leading financial centres, through Commerzbank International S.A., or CISAL for short. One main focus of our business activity there is trading; for precious metals, CISAL is the Commerzbank Group's centre of competence. In addition, for many years we have looked after not only corporate customers but also private clients there. Today, CISAL is one of our private-banking units outside Germany. Otherwise in Europe, we offer this service for wealthy clients only through Commerzbank Switzerland in Zurich and Geneva.

Our range of products and services in Luxembourg is rounded off by COMINVEST Asset Management S.A. Formed 17 years ago, it offers more than 70 different funds today.

retail banking and asset management

In 2004 as well, the business lines included in the Retail Banking and Asset Management division performed successfully, making distinct progress with their earnings in a year-on-year comparison. The main focus in Retail Banking last year was on integrating SchmidtBank; this process is now virtually complete. Private Banking made its mark by opening new outlets. In Asset Management, concentration on COMINVEST in Germany and on our two large foreign companies, Jupiter International Group and Caisse Centrale, is reaping rewards.

Since January 1, 2005, Commerz Grundbesitzgesellschaft, Wiesbaden, has also been part of this division. It is an asset manager, selling its open-ended property funds primarily to retail investors.

Retail Banking department

Retail Banking department

	2004
Equity tied-up (€ m)	1,823
Operating return on equity	21.1%
Cost/income ratio in operating business	72.5%

In Retail Banking, we more than achieved our target return of 17%, with an operating return on equity of 21%. This represents a substantial turnaround in the past two years. We achieved this, for one thing, by boosting sales efforts and their efficiency. For another, we managed to cut costs significantly by roughly €450m in three years.

This was realized by implementing the ***play to win*** restructuring programme, comprising not only a new sales management but also a marked reduction in overhead costs and a series of projects to improve both products and processes.

As a result, Commerzbank's retail operations made decisive progress in 2004 towards the declared goal of becoming Germany's best retail bank.

As the ***play to win*** measures have now been implemented completely and successfully, we were able to launch our ***grow to win*** programme for growth in 2004. A first step was the purchase of the branch network of SchmidtBank, raising our total branch customers by just over 10%. In 2004, we also adopted other measures to spur growth; more are planned in 2005 and 2006 as well.

Acquiring new customers

By taking over the branch business of SchmidtBank, through attractive offers for new customers, strategic cooperation agreements and selective online marketing, we gained altogether more than 500,000 new customers for the Bank in 2004.

◦ Integration of Schmidtbank

This was also a contribution towards consolidating Germany's banking scene. In only nine months, we integrated the branches, personnel and customers of this traditional regional bank in Bavaria, Saxony and Thuringia into Commerzbank. This expanded our customer base in German retail business by 360,000 to around 4.3 million.

In the takeover, we considered the interests of the region and its people. The branch network of SchmidtBank – altogether 70 branches – was integrated almost entirely and the 550 former branch staff were taken over.

In this way, Commerzbank has achieved strong acceptance. The decision to manage the former SchmidtBank branches regionally from Nuremberg and Dresden is particularly appreciated. In addition to highly efficient products, we offer our new customers advice that continues to reflect local needs as well.

Like SchmidtBank before it, Commerzbank is also active in the region in a number of ways. We promote research projects, support sporting events and are active in cultural sponsorship. We are demonstrating, therefore, that even a major European bank can also keep very closely in touch with the people of the region.

◦ *Special campaigns*

By means of various campaigns spread over the year, we drew attention to Commerzbank's range of products and services, positioning ourselves as an attractive partner through good offers in the deposits and securities areas. And our efforts were highly successful: we persuaded over 135,000 customers through these campaigns alone to come to Commerzbank and test our products and advice.

◦ Card cooperation agreements

For several years, we have had a strategic cooperation agreement with TUI, which has gained us altogether 460,000 customers since 1998. In 2004, we extended our cooperation with a joint bonus programme, from which we expect not only greater customer loyalty but also another increase in the number of new customers.

◦ Online banking

In the course of the past year, the number of regular users of commerzbanking.de rose to over 600,000. Through its transformation into a portal for sales and new customers, this distribution channel acquired more than 13,000 new customers in 2004. In addition, Commerzbank's retail customer portal won the "ibi Website Ranking" award of Regensburg University last year. The portal came third out of 400.

Growth stimuli thanks to innovative products

Product innovations like the TÜV-tested selection of investment funds, but also our bancassurance and lending business – conducted with great commitment – helped us gain new customers and position Commerzbank's retail activities even more successfully in the market.

- TÜV-certified selection of funds

Since 2001, we have been the pioneers in German banking in selling third-party investment funds. We know that, apart from objective advice also extending to investment funds from outside the Group, customers' confidence is increased through examination by a neutral body. Given Commerzbank's experience in selling third-party funds, we felt happy to have our product certified by TÜV Süddeutschland. The TÜV seal currently makes us unique in the banking industry. The response of our customers, advisers and in the press was really positive, therefore, and we gained over 12,000 new customers within the first three weeks of the certificate being issued.

In the 2005 financial year as well, we will move further in this direction. In January, by adjusting the circle of our strategic partners and through the related extension to twelve companies, we created the basis for offering our customers a broad and qualitatively even better spectrum of investment funds. The objective and transparent selection process which we have developed will further help raise product quality in our customers' custody accounts, and also their performance, which will increase customer satisfaction as well.

- Rise in bancassurance well above market level

With good business at year-end and the steady expansion of our bancassurance activities, we achieved a marked increase in sales of insurance products. In cooperation with Commerz Partner GmbH, a joint subsidiary of AMB-Generali and Commerzbank, a contract volume of just under €1.5bn was passed on, over 80% more than in the previous year. At roughly €600m and falling by only 11% year-on-year, home-loan savings business also fared better than the average in a shrinking market.

- Home loans stable in declining markets

Last year was characterized by falling demand for home loans. Even though interest rates reached a record low and property prices sank, this led to a marked decline in new lending commitments. However, we were able – against the market trend – to hold our new home loan business at the level of the previous year. Among other things, this is due to Commerzbank's nationwide presence.

- Attractive consumer loan offers

Optimized procedures and decision-making combined with a marked increase in sales of 28% generated improved results in consumer loan business as well. With the introduction of risk-adjusted pricing, we offer top conditions at a fair price, tailored to the customer's individual situation. Following the successful pilot phase in 2004, a selective extension of the product range will further boost the growth in consumer loans.

grow to win: expansion and excellence

Our ambition to become Germany's best retail bank requires us to make all our processes more efficient and thereby gain more time for looking after customers. The internal and external resources for sustained growth can only be created by a continuous process of improvement. Two examples of our striving to achieve excellence are the system introduced for business customers and the branches of the future.

- Business customers target group

For business customers, too, we want to be the bank of first choice. In the current year, we will focus more strongly on this demanding and growing customer segment of professional people, businessmen and small companies. Even today, 10% of this special customer group have an account with Commerzbank.

With an extensive product palette geared to needs, a market positioning oriented to specific target groups, as well as intensive and high-quality counselling by experienced advisers, we are improving our efficiency, increasing our effective impact and turning our good starting base into a leading position. It is our aim to become Germany's best bank for business customers.

- *Branch of the future*

Following a successful test phase at seven pilot branches, the nationwide rollout for the new conception for small branches began on November 1, 2004. Last year, 17 small branches were transformed into "branches of the future"; by end-2005, roughly 100 more are to follow, including 17 former SchmidtBank branches.

By improving the profitability of small branches, it is possible to maintain a nationwide presence. However, cost savings alone will not be enough for the Retail Banking segment to achieve the required target return in the long run. Over the long term, the competitiveness of the Bank can be ensured only by higher revenues.

That is why the next step will entail transferring the successful elements of the new conception to all branches. By automating and removing procedures, the service area will be given scope for boosting sales. At the same time, optimized procedures will increase the active time which personnel can devote to selling products, thereby creating the conditions for further growth. In the course of this year, the "large branch" conception will be tested at seven pilot branches. What is more, with the new conception a business model has been developed enabling us to open branches in fresh locations again which will be profitable.

Record result at comdirect bank

comdirect bank achieved another record result in the 2004 financial year. Compared with the previous period, it lifted its pre-tax profit again by about 31% to €51.1m. Despite changing market conditions, the bank exceeded its target, which had been raised in the spring to €50m. Its net profit for the year reached €34.0m and was thus even more than 45% stronger. Its management board and supervisory board will propose to the annual general meeting on May 4, 2005, that a dividend of 24 cents per share be paid. This is 50% more than in the previous year, when comdirect bank paid its first dividend.

The distinct increase in results is mainly due to two factors. First, with its improved range of products and services, comdirect bank achieved higher commission income in the German market, with the number of orders remaining stable. Secondly, operating expenses were lower than in 2003, even though the bank has continued to develop its three fields of competence, brokerage, banking and financial advisory, and has expanded its customer base.

Thanks to high process efficiency and systematic cost management, operating expenses were reduced by another 7.9% to €103.6m. Personnel expenses sank by 9.1% to €28.8m; other expenses were down by 1.6% to €63.2m. Write-downs declined by 30.3% to €11.5m. The cost/income ratio fell below the 70% mark for the first time and at 66.8% was 7.4 percentage points better than a year earlier.

At end-2004, comdirect bank had 621,000 customers; the total assets under custody expanded by roughly €500m, or 5.4%, to €9.91bn. The subsidiary comdirect private finance was already looking after more than 2,100 customers in eight locations.

- Growth and performance programme launched

The extension of the business model to include the three fields of competence brokerage, banking and financial advisory has proved to be the right move. With its comvalue programme to boost growth and performance, comdirect bank is introducing the next stage of this development. Between 2005 and 2007, the bank plans additional investment of more than €50m. At all times, it will remain profitable and able to pay a dividend. The aim is to seize good market opportunities and step up the pace of growth considerably. comdirect bank intends to maintain its position as market leader in online brokerage, attain a strong market position in banking and develop comdirect private finance into a first-class financial advisory unit that is present in all the large German urban centres.

Private Banking department

Even without support from the capital markets, 2004 was a successful year for our Private Banking; its assets under management increased by one billion euros to more than €20bn. We were therefore able to build further upon our position as one of the leading providers of private-banking services.

At present, about 500 staff provide support for more than 20,000 clients in all matters related to financial investments and financing. Clients benefit in particular from Commerzbank's international capital-market expertise. In addition, they receive sound advice on strategic financial decisions, such as finding successors to manage their companies or the setting-up of foundations, and for getting the best results from their property portfolios.

In 2004, we opened seven new offices. We now offer our predominantly business clients nationwide in 34 cities an all-inclusive, personal private-banking service. The opening of more offices is being considered, reflecting our promise to achieve the closest customer contact possible. We also feel a commitment to offer neutral advice and apply the open-architecture principle in all investment categories when selecting products. This means that we either choose for our customer in the market the product that is specially tailored to him and to his financial situation or have it produced for him. And we create for our clients intelligent, innovative investment opportunities, for instance in the area of hedge funds, private equity or portfolio management.

Our private-banking units in Zurich, Geneva, Luxembourg and Singapore were just as successful as our team in Germany.

Asset Management department

At end-2004, this department had altogether €85bn of assets under management. By far the greater part of this amount is concentrated at our European units in Frankfurt, London and Paris. Each of these locations has a specialist function for certain asset classes and styles. Thanks to this focus, we can offer our customers the best in terms of product quality.

Despite a difficult market environment and the continuing uncertainty on the part of many investors, we achieved a further increase in revenue. There was an encouraging rise of 3% in net commission income, which reflects the earnings power of our business. As we managed to cut costs substantially once again, our cost/income ratio fell from 79.3% a year earlier to 65.8% in 2004.

The past few years have shown that we were right to concentrate on Europe. Outside our home continent, we are active via selected sales units only in Asia. The joint venture in Korea has been terminated. In the remaining locations, we are selling our specially tailored products primarily for institutional and private-banking clients very profitably via a holding company.

Asset Management department

	2004
Equity tied-up (€ m)	524
Operating return on equity	31.9%
Cost/income ratio in operating business	65.8%

COMSELECT offering innovative product solutions

In order to tap new growth areas, we developed a new sourcing and sales platform in Frankfurt last year under the name of COMSELECT. Applying a "best select approach", we offer innovative products. With the successful issue of two multi-manager fund of funds in conjunction with the US company SEI Investment, we realized our annual target of €100m within only 100 days. Since the start of 2005, COMSELECT has also offered two funds of hedge funds under German law, each with a different focus.

COMINVEST group with much improved result

In their second year of existence, the units in Frankfurt, Munich, Luxembourg and Dublin forming the COMINVEST group managed to improve their results further. With all the costs and amortization deducted, the group achieved a profit of €64.2m, representing a year-on-year increase of 25%. This positive development is largely due to efficient cost management. As an outward token of group membership, the Luxembourg and the Irish units have been renamed COMINVEST S.A. and COMINVEST Ltd., respectively.

Retail funds

Throughout the industry, 2004 was a difficult year for retail funds, with inflows in Germany, for example, more than 80% lower than a year previously. COMINVEST, too, had to contend with this problem. We responded to our customers' great need for safe investments by offering innovative products with dynamic capital protection, such as ADIG Total Return Dynamik. However, the performance of our ADIG Fondak fund shows that even equity-based funds could develop well, contrary to expectations: despite difficult capital-market conditions, it registered performance of 10.7% last year.

In a world of open architectures, support from our distribution partners and operational excellence are essential. For this reason, COMINVEST made its organization even more sales-oriented at the start of the year, further optimizing its processes. As successful sales are influenced to a large extent by familiarity, we have repositioned the ADIG brand – supported by our sponsorship of the Hamburger Sportverein soccer club.

Institutional clients

In the institutional area, the assets under management remained virtually stable at €28.3bn. Given current market trends, changed overall conditions due to the legislation to modernize investment and new accounting requirements, shifts occurred between the various classes of mandate. The overall assets managed in the 306 special or non-publicly-offered funds, 24 mandates by free portfolio managers for institutional investors, 17 mutual funds and a Master-KAG mandate shrank from €25.2bn in 2003 to €23.7bn. At the same time, the funds controlled under advice and insourcing mandates, of which we now have 29, more than doubled to €4.6bn. Whereas top priority went to maintaining existing portfolios last year, we plan profitable expansion again in 2005.

Custody service and custody outsourcing

European Bank for Fund Services GmbH (ebase), a wholly-owned subsidiary of CAM Holding GmbH, is a full-service platform for managing and outsourcing custody accounts. It used 2004 to refine its business model, successfully adjusting it to the changed market conditions. With its diversified range of products and services, ebase has successfully established itself as a specialist among the fund platforms. Within just under two years, six different capital investment companies have successfully set up complete portfolio-management systems.

The number of custody accounts has risen to almost 930,000, with 1.37m individual items. At end-2004, therefore, ebase was managing altogether €7.4bn of assets under control.

Strong brand and outstanding performance – Jupiter's recipe for success

Our UK subsidiary, Jupiter International Group, raised its assets under management by 7.0% in 2004. Compared with the previous year, profitability increased by €36m. As in the past, Jupiter received numerous awards for its excellent performance. The periodical *Investment Week*, for instance, considers Jupiter to be Britain's best fund company.

In the past year, 95% of all Jupiter's funds intended for the UK market outperformed the benchmark. Jupiter Emerging Market Fund deserves special mention in this connection. It achieved a performance of 37% last year; over the past three years, the figure was altogether 95%. Not without reason, this fund which invests in Eastern European markets received the best marks from rating agencies. Jupiter's Hyde Park and Astral hedge funds also developed well in terms of sales and performance, despite the difficult environment. The success of Jupiter can ultimately be attributed to two factors: a familiar brand combined with outstanding performance.

CCR very successful with equity funds

Our French subsidiary, Caisse Centrale de Réescompte (CCR), raised its operating result by 60% to €54m. This went hand in hand with a marked reduction in the cost/income ratio in operating business to about 40%. At year-end, CCR was managing altogether €13.0bn. The increase in revenue was largely due to a redistribution of customers' investments: industry-wide falling demand for lower-margin money-market funds was offset by inflows into high-margin equity funds.

Thanks to its good performance, CCR is our specialist for money-market and value-oriented equity funds. In both categories, CCR regularly emerges as one of the best providers in comparisons of performance. One prominent example here is its European Value Equity fund which invests in sound-value European equities. Given its good performance and many awards, it is actively sold outside its home market as well.

European network – more than the sum of its parts

Under this motto, we offer throughout Europe the funds with the strongest performance. In addition to the funds of COMINVEST, for instance, we make available to our customers in Germany the best products of Jupiter and CCR. In turn, they sell the top products of COMINVEST. This is good for our customers. Similarly, Commerzbank's entire Asset Management benefits. Through a clear focus on core competencies, a duplication of work in portfolio management is avoided, and our sales personnel can concentrate on the best funds in each category.

Commerz Grundbesitz group expands its fund business further

The Commerz Grundbesitz group operated very successfully in 2004 as well. Under the roof of Commerz Grundbesitzgesellschaft, the group manages the open-ended property funds of Commerzbank AG through its two operational companies Commerz Grundbesitz-Investmentgesellschaft (CGI) and Commerz Grundbesitz-Spezialfondsgesellschaft (CGS), whereby CGI concentrates on retail funds and CGS on special funds for institutional investors.

On March 1, 2004, CGI began to sell its second open-ended property fund, Haus-Invest global, which invests worldwide. Since then, the fund has registered inflows of over €1.3bn, making it the most successful fund launch in the history of German investment funds.

CGI also manages Haus-Invest europa, launched in 1972, which – despite a market-induced reduction of the assets managed to roughly €10.5bn – remains the industry market leader and at the same time the largest investment fund of a German fund company. At end-2004, its market share stood at over 12%. The proportion of properties outside Germany in which the fund had invested rose to over 78%. The above-average quality of the fund was most recently confirmed last September by the first independent fund rating of the analysts at Scope. Haus-Invest europa was the only fund in the industry to be given the rating A+.

CGS can also look back on another successful year. It now manages five non-publicly-offered property funds for institutional investors. For these funds, it has acquired a total of 35 properties in nine European countries, representing an investment of roughly €730m.

Group companies and equity participations in the Retail Banking and Asset Management division

Commerz Grundbesitz-gesellschaft mbH	
Wiesbaden	100.0%

Retail Banking department

comdirect bank AG		**Commerz Service Gesellschaft für Kundenbetreuung mbH**		**COMMERZ PARTNER Beratungs-gesellschaft für Vorsorge- und Finanzprodukte mbH**	
Quickborn	58.6%[2]	Quickborn	100.0%	Frankfurt am Main	50.0%

Private Banking department

Commerzbank International S.A.		**Commerzbank International Trust (Singapore) Ltd.**		**Commerzbank (Switzerland) Ltd**	
Luxembourg	100.0%[2]	Singapore	100.0%[1]	Zurich	100.0%[2]

Asset Management department

COMINVEST Asset Management GmbH		**European Bank for Fund Services GmbH (ebase)**		**AFINA Bufete de Socios Financieros, S.A.**		**Caisse Centrale de Réescompte, S.A.**	
Frankfurt am Main	100.0%[1]	Haar near Munich	100.0%[2]	Madrid	47.9%	Paris	99.5%
Capital Investment Trust Corporation		**COMINVEST Asset Management Ltd.**		**COMINVEST Asset Management S.A.**		**Commerz Advisory Management Co. Ltd.**	
Taipei	24.2%[1]	Dublin	100.0%[2]	Luxembourg	100.0%[1]	Taipei	100.0%[2]
Commerzbank Asset Management Asia Ltd.		**Commerzbank Europe (Ireland)**		**Commerz International Capital Management (Japan) Ltd.**		**Jupiter International Group plc**	
Singapore	100.0%[2]	Dublin	44.0%[1]	Tokyo	100.0%[2]	London	100.0%[2]

1) The Parent Bank holds some of the interest indirectly.
2) The Parent Bank holds the interest indirectly.



NEW YORK   Manhattan Bridge



In commercial terms, North America is the most important and profitable region for us outside our home market, Europe. We opened a representative office there as long ago as 1967; in 1971, it was transformed into a branch. Three years later, a branch in Chicago followed, and in 1979 an agency in Atlanta. Last but not least, our Los Angeles branch began operations in 1985. In North America, we are mainly active in corporate banking. We serve German companies in the United States, but also provide American customers with banking services. Parallel to this and to round off our range of services, we have conducted securities business for over 30 years in New York, since 1988 under the name of Commerzbank Capital Markets Corporation.

corporate and investment banking

In the course of restructuring our former Investment Banking and concentrating on customer-based business, we have substantially repositioned our Corporate and Investment Banking division. In the *Mittelstand* bank, our 51,000 SME customers with annual turnover of between €2.5m and €250m are looked after at roughly 180 main and regional branches, while we serve about 650 companies with higher annual sales at five centres for larger corporates. The Corporates & Markets department comprises the areas Markets and Sales, Corporate Finance and Corporate Relationship Management, in which our 100 or so multinational clients and another 50 major companies are grouped together. Last but not least, International Corporate Banking coordinates relations with the corporate clients of our foreign units and handles our contacts with banks and institutions worldwide. This is also the basis for us to function as one of Germany's largest external-trade banks.

New *Mittelstand* Bank department

Corporate Banking department

	2004
Equity tied-up (€ m)	4,734
Operating return on equity	12.8%
Cost/income ratio in operating business	52.6%

By creating separate management board responsibility for smaller businesses, we have underscored our claim to be the leading bank for the *Mittelstand*. Below that level, two regional board members concentrate exclusively on this core target group. We plan to gain and look after smaller businesses as customers outside Germany as well in future, above all in Central and Eastern Europe.

The overall conditions in corporate activities were difficult again in 2004. Due to permanently weak business investment, demand for credit was quite subdued. With more funds on offer, average margins came under strong pressure at times, not only for customers with a good credit standing. That is why we felt obliged more often than in the past to reject requests for credit if we could not ensure an adequate risk premium. All the same, thanks to higher commission income and a further decline in provisioning, we managed to raise our operating profit, thus attaining an important milestone in our "move to the top" fitness programme.

In the meantime, the development of a new internal rating system has been completed. Apart from a better quantification of risk, this instrument also enables us to achieve an exact pricing that reflects the risk involved and meets the demands of Basel II. It represents an important component in the value-based steering of corporate business and makes it possible for us to provide *Mittelstand* customers with more financing.

On track with "move to the top"

With "move to the top", we have set ourselves clear targets for improving profitability and achieving more growth. The necessary structural measures are now largely complete. This also holds true for the creation of larger corporates centres in Hamburg, Düsseldorf, Frankfurt, Stuttgart and Munich. By bundling competence, we are able to use our product range more selectively than in the past – in the area of corporate finance, for instance. What is more, in Germany three regional board members ensure that these larger corporates receive intensive support. By giving special treatment to our larger corporate clients, we are at the same time increasing the capacity of our relationship managers to assist *Mittelstand* customers. They receive support from the specialists at our financial engineering centres.

The market response to our approach is positive, as is underlined by our new customers initiative, launched last year, to attract at least 3,000 new business customers a year from 2004 to 2006. With 4,767 firms gained as clients, we more than achieved our annual target last year. We are confident of being able to do so again in 2005.

Quality for *Mittelstand*

On the supply side as well, we are trying to gear our products and services even more strongly to our customers' needs. Especially important at the moment are equity-related financing and asset-based lending. We provide our clients with innovative solutions for managing risk, such as interest-rate and currency derivatives.

Through our subsidiary CBG Commerz Beteiligungsgesellschaft, we have entered the market for subordinated capital with our "Mezzanine for the *Mittelstand*" initiative. We are stressing in this way our readiness to help smaller companies achieve a more balanced financing structure not only with the aid of borrowed funds, but also with equity surrogates.

Manager-of-managers approach in retail funds

In the area of investment, we have become the first bank in Germany to offer business customers investment funds with a global institutional approach. Through cooperation with the US company SEI Investments, they have access to the expertise of the best asset managers worldwide. We are very satisfied with the response to the two funds launched at end-2003; over 300 *Mittelstand* firms have invested a good €150m in the meantime. For this reason, further multi-manager funds are planned.

At the same time, we substantially expanded business involving structured capital-market investments. This shows that smaller firms as well are increasingly turning to individually tailored investment instruments. Since the start of the current year, we have also been marketing hedge funds with two different risk profiles.

Internet portals further expanded

We have added further functions, such as international payments, documentary business and bulk payments to our two corporate internet portals. What is more, customers and non-customers alike can now also apply for credit electronically via the companydirect portal.

The number of users continues to develop positively: more than 30,000 of our clients are now registered. In the current year, we intend to merge the two portals to create a single international platform.

Public sector gaining in significance

We continue to see great opportunities for expanding our cooperation with the public sector. Here, our nationwide sales approach using special communal account managers is reaping rewards. Above all, traditional lending to local authorities is maintaining its constantly high level. In addition to the excellent cooperation over many years with European Investment Bank, we have gained Landwirtschaftliche Rentenbank as a funding partner. We are able to place both individual, large-volume financing solutions and capital-market securitizations.

One major field of activity worldwide is to step up business relations with local public enterprises, in particular municipal utilities. Our rating:coach gives us an advisory service specially designed to handle the needs of local and regional utilities and has been well received by the market.

Securities department

Securities department

	2004
Equity tied-up (€ m)	1,140
Operating return on equity	-12.9%
Cost/income ratio in operating business	121.0%

After initially excellent results, the situation at our former Securities department deteriorated perceptibly from the summer onwards, as market conditions became more difficult. However, the loss which we incurred for the year as a whole is also a consequence of a strategic approach that was no longer adequate, enabling us to compensate less and less for weaker results in individual product lines by gains at profitable units. Geographically, the business line was too broadly positioned and its over-emphasis on non-customer proprietary trading meant that it was not sufficiently geared to customers' needs.

For this reason, we decided to submit our investment-banking activities to a radical repositioning under the roof of the newly created Corporates & Markets department. In future, we will concentrate our operations on the two main locations Frankfurt and London and maintain them with greater efficiency. Most activities in which direct contact with important clients is essential have been transferred to Frankfurt. As previously, London will focus on further developing our product range, especially in the derivatives area. We have closed down our Tokyo subsidiary and considerably pared down its counterpart in New York.

Systematic focus on customers

The stronger focus on customers is reflected among other things by the fact that we have made the new department responsible for providing support for our roughly 100 multinational clients and for our corporate business in London. In addition, it looks after a selected 50 or so larger corporates, who regularly require specialized investment-banking products and services.

All told, we have cut our front-office staff by 490 from a former total of 1,275 through the above measures. We have also identified a number of measures in related functions which will yield further considerable savings and will reduce complexity. We are confident that the new Corporates & Markets department, with its efficient structure now focused on customers, has good prospects.

The new organizational structure consisting of four core areas also reflects the stronger orientation to customers' preferences. The Markets section comprises the various trading-oriented product groups, while Sales breaks down into the segments corporate, private and institutional clients. In Corporate Relationship Management, we have bundled commercial business and corporate activities. In Corporate Finance, the respective products are concentrated.

Product expertise in Markets...

Within Markets, our equity derivatives team proved to be a mainstay, generating a host of innovative new issues. In terms of stock-exchange turnover, Commerzbank reached third place for the first time in the league of top institutions for structured products for retail customers. We were particularly active in the issuance of exotic bonds which combine the advantage of a capital guarantee with an attractive potential yield.

Our foreign-exchange dealings were affected to an especially great extent by the strategic repositioning. Here, we have scaled back in London in particular, bundling resources in Frankfurt and focusing entirely on our customers' needs, for instance by setting up a 24-hour trading platform.

Thanks to our long established platform for trading interest-rate derivatives, we remained a reliable partner, particularly in terms of hedging solutions and risk-management products, even during temporarily volatile phases and despite restructuring. Here especially, we still see great potential, in Central and Eastern Europe as well, on which we are going to concentrate intensively in 2005.

The Credit Markets section continues to be an important growth area, whereby we will concentrate above all on credit derivatives and structured products. In addition, the Bank intends to develop further its strong position in *Pfandbriefe* in the European covered bonds market as well.

...and good position in Sales

Once again, an excellent result was registered in selling products to private investors. Apart from our own branches throughout Europe, numerous banks are customers for our broad range of certificates, especially discount certificates, all types of warrants and other innovative products. That is why we took third place in selling these products not only in Germany but also for the first time in France as well. In currency products, we even claimed first place there.

The focus in sales to corporate customers was mainly on interest-rate and currency products. Here we expect a major boost for demand from the integration of our large international clients into the newly created business line.

Key role for Corporate Finance

2004 was a year of corporate bonds. For a whole series of such issues, we served as lead managers, for example those of BMW, TUI and VW Bank, as well as several foreign issuers such as GMAC and Arcelor Finance. We were also active in the market for securitizations. In addition, there were many large credit transactions, some of which we lead-managed. Prominent names here were Volkswagen, Swiss Re and RWE.

In the sovereign debt area, three euro issues for Jamaica stand out, which were successfully placed under our lead management.

We are especially pleased with the excellent results achieved by the Capital Structuring Group – Leveraged Finance, a group handling the management and subscription to leverage buy-outs initiated by financial investors. It was involved as lead manager in several important transactions. Lehnkering and Betapharm, MTU, Debitel, HT Troplast and the funding of Demag's mezzanine facility are just a few examples.

The syndicated loans team can also look back on a successful year. It was able to improve its international position from 19th to twelfth place.

The broad array of equity measures which we offer remains a key area. In view of our strong roots in German SME business, we see really good opportunities here in the future. Last year, we were involved, among other things, in Leoni's capital increase and the IPOs of Wincor Nixdorf and Postbank. We also handled public share tenders and squeeze-outs and various consulting mandates, such as those for BetaSystems in its purchase of Kleindienst and Steria in its acquisition of Mummert & Partner.

Financial Institutions department

As part of International Corporate Banking, Financial Institutions is responsible for all client relationships with German and foreign banks and financial service institutions as well as central banks and government bodies. Pursuing a global approach through a worldwide sales network of currently 29 representative offices and delegates in all the main economic regions, it complements our operational network of outlets and reflects Commerzbank's traditionally international business orientation. Last year, this business line managed to improve its results further.

Large market share in global trade finance

We have business relationships with more than 6,000 banks, giving us a strong basis as a major external-trade bank. Last year as well, we were able to maintain our above-average market share of 16% in handling the financial side of German exports and imports. We have an especially strong position in emerging markets, where competition is very keen; here, our Financial Institutions department serves as the centre of competence. Our strength abroad is based on sound knowledge of the cultural, legal and economic background of key markets. In view of our broad network of relations with other banks in Eastern Europe and our special marketing efforts geared to banks and other companies, we were awarded first prize for our active role in the Trade Facilitation Programme of the European Bank for Reconstruction and Development (EBRD). This programme has been running for several years and was designed to promote trade between the Eastern European countries and the rest of the world.

We continue to provide our international clients with a comprehensive range of products and services. With its responsibility for these products, Financial Institutions forms the bridge between our corporate customers that are either involved in external trade or invest in foreign markets and their partners, and the banks of the latter in the target country. In particular, we offer:

- High-quality advice on delivery transactions and investment plans,
- Payment transactions through direct accounts maintained with banks in over 70 local currencies,
- Foreign guarantees, reflecting local laws and other practices,
- Cover for claims under letters of credit or guarantees,
- Hedging for exotic currencies as well,
- External trade financing, from simple forfaiting to complex, structured products.

Challenges in European transaction banking

In 2004, we reconfirmed our position as a leading European transaction bank and as an institution handling payments in euros and other currencies. We believe that we are well-prepared to meet the challenges of the ever changing market and the directives to which it is subject. We use our international network of bank connections and the European payments platforms to provide our customers with all-inclusive, high-quality services in this area.

Strong international presence

The basis for the services we provide is a global sales network consisting of branches, representative offices, subsidiaries and participations outside Germany. Though focusing mainly on Europe, Commerzbank has a direct presence in 43 countries.

In view of the region's dynamic economic performance, we have expanded above all in Central and Eastern Europe over the past decade. In Hungary and the Czech Republic, we are among the most important foreign banks; and with BRE Bank, we are even number five in the Polish banking market. We opened our most recent representative office in the Serbian capital Belgrade.

Our network in South Eastern Europe is attractively complemented by minority shareholdings in several ProCredit banks, formerly known as microfinance banks. Together with other international financial institutions, we have stakes of this type in Serbia-Montenegro, Kosovo, Bosnia-Hercegovina, Albania, Bulgaria, Romania and Georgia.

CommerzLeasing und Immobilien group

Our leasing and real-estate subsidiary, CommerzLeasing und Immobilien group (CLI), stayed on an expansion course in 2004, achieving a new record of €2.8bn in its new business. Its pre-tax profit of €57m was also the best in the company's history. This excellent performance was primarily due to its flourishing international business. In all three areas in which CLI is active, it made its mark on the market:

- In the area of structured investments, which covers not only the leasing of real estate and large moveable goods but also structured financing, a roughly €120m leasing contract was concluded with a prominent foreign airline for a Boeing 747 cargo jumbo. In Germany, growth was largely attributable to financing for suppliers of the automobile industry and cooperation with the public sector in the form of innovative public/private partnership models for municipal investments.

- At CFB-Fonds, the focus was mainly on non-German property funds. In Luxembourg, an office building, let to the European Union on a long-term basis, was included in a closed-end real-estate fund. With the headquarters of our Polish subsidiary BRE Bank in Warsaw, we were able to realize the first property fund in Poland. Thanks to these projects, the assets held in CLI group funds by currently 43,000 investors expanded to €3.7bn.

  In the course of the year, CLI acquired further buildings for new real-estate funds with an overall volume of €450m in London, Windsor/Canada and Denver/USA. At the same time, about one billion euros was invested in three container ships and four gas tankers, which it is planned to place this year. The CLI group has thus confirmed its leading position in ship-based funds.

- One prominent feature in the leasing of moveable goods was a contract covering product brands of a German company in the food industry, representing the first major deal in this still new area. In addition, vehicle pool leasing and management were expanded. With regard to Basel II, specialist knowledge is a positive factor in the funding of leasing contracts. This expertise and the beneficial impact of a rating on off-balance-sheet financing are used within the Commerzbank Group in order to employ leasing to a greater extent as a financing instrument for *Mittelstand* firms.

All told, the CLI group's portfolio of contracts had expanded to roughly €25bn by end-2004. The company is confident that it will be able to improve further on its position as one of the leading and most profitable German leasing companies.

Group companies and equity participations in the Corporate and Investment Banking division

CommerzLeasing und Immobilien AG	
Düsseldorf	100.0%[1]

Mittelstand bank

BRE Bank SA		**Commerzbank (Budapest) Rt.**		**Commerzbank (Eurasija) SAO**	
Warsaw	72.2%	Budapest	100.0%	Moscow	100.0%

International Corporate Banking

Commerzbank (Nederland) N.V.		**Commerzbank (South East Asia) Ltd.**		**Commerz (East Asia) Ltd.**		**P.T. Bank Finconesia**	
Amsterdam	100.0%[2]	Singapore	100.0%	Hong Kong	100.0%	Jakarta	51.0%

Corporates & Markets

CBG Commerz Beteiligungsgesellschaft Holding mbH		**Commerzbank Capital Markets Corporation**	
Bad Homburg v.d.H.	100.0%	New York	100.0%

1) The Parent Bank holds some of the interest indirectly.
2) The Parent Bank holds the interest indirectly.



BUDAPEST **Chain Bridge**



Since the opening-up of the Iron Curtain, we have provided support for our corporate customers in the growth regions of Central and Eastern Europe. But increasingly we are offering banking products to local companies as well. In 1993, we formed Commerzbank (Budapest) Rt. At the time, our Prague branch was already in its second year. However, the history of Commerzbank in Eastern Europe goes back very much farther. In 1976, we sent our first representative to Moscow. In the meantime, we have a presence in five other cities of the former Soviet Union. Since 1999, we have also been active through Commerzbank (Eurasija) SAO in Moscow.

In the important Polish market, we have been prominently represented since 1994 through BRE Bank SA, in which we now hold a majority interest. It is one of the country's largest banks, looking after almost one million customers in corporate and retail business.

staff and welfare report

Consolidation completed – first signs of growth

The second cost-cutting offensive was still the predominant issue in personnel policy last year. Another 700 staff reductions were necessary within the Group. This goal was fully achieved, virtually without any dismissals due to operational requirements. Even so, there was a slight increase in the Group's total workforce, which had reached 27,760 full-time staff by the end of the financial year. The expansion largely reflected the integration of further subsidiaries of BRE Bank in Poland and a larger number of staff at comdirect bank.

Takeover of SchmidtBank

Apart from technical and organizational aspects, it was crucial for the integration of SchmidtBank, whose branch network was taken over by Commerzbank, that its employees were made familiar as soon as possible with the world of Commerzbank. Through extensive measures to improve qualifications and a sponsoring model, the new employees received support in their efforts to become acquainted with the technologies, products and other features of the new work environment.

In personnel terms, we attached great importance to filling executive positions quickly. Using structured interviews, the second management level was recruited completely by June and the third level by last July. At special seminars, the management culture and management instruments of Commerzbank were presented to the new managers.

Company pension scheme fit for the future

As a further step towards cost consolidation, at end-2003 the Bank cancelled the internal agreement on the bank pension – which is the third pillar of old-age provision for Commerzbank staff alongside the state pension and the benefits provided by Bankenversicherungsverein. This cleared the way for a new, calculable and transparent system of company provision for old age, which spreads the burden more evenly between generations. The former defined-benefit systems represented substantial, incalculable risk running into the triple-digit millions, which the Bank could not permanently have borne in economic terms.

By spring, a new, defined-contribution scheme had been agreed with the Bank's Central Staff Council in very quick, constructive and fair negotiations. The new Commerzbank "module plan" is valid for all existing employment contracts; already acquired claims were preserved and integrated into the plan. As a result, Commerzbank employees can readily grasp and calculate the development of later pension benefits on an annual basis. By summer, we were able to provide all our staff with the relevant updated statements, giving details of the pension expectancies they had acquired up to that time.

For all those joining the Bank as from 2005, the "Commerzbank capital plan for company old-age provision (CKA)" was approved in October, thus completing the restructuring of the Commerzbank Group's company pension plans. The "Commerzbank capital plan" is designed such that it combines the idea of a guaranteed benefit with the chance of participating in the performance of

Data on Commerzbank's personnel*)

	2004	2003	Change in %
Total staff Group[1]	**32,820**	**32,377**	**1.4**
Permanent staff Group[2]	**29,887**	**29,580**	**1.0**
Total staff Parent Bank[1]	**24,860**	**25,260**	**–1.6**
including: based abroad	2,102	2,303	–8.7
including: trainees	1,282	1,331	–3.7
Permanent staff Parent Bank	**22,681**	**22,966**	**–1.2**
Total pensioners and surviving dependents	11,855	11,587	2.3
Staff turnover ratio Parent Bank in Germany	5.3%	7.0%	
Percentage of sick	3.3%	3.4%	
Percentage of part-time staff	20.5%	20.8%	

*) Actual number employed; 1) including local staff in representative offices and cleaning and kitchen personnel, excluding staff on maternity leave and long-term sick; 2) employees, excluding trainees, junior executive staff, temporary staff, volunteers, cleaning and kitchen personnel, staff on maternity leave and long-term sick.

the capital market. Together with the state pension and the pension from Bankenversicherungsverein – the banking industry's external pension scheme – all current and future staff of Commerzbank will have a tripartite old-age provision which is fair to all generations.

New structures in personnel work well received

More than ever, personnel management today has to be attuned to its customers' needs, as well as being efficient and transparent. Personnel services need to be cost-effective and add value. With these objectives, we set about restructuring our personnel work, streamlining processes through the introduction of modern technologies.

The new structures and procedures have been well-received by our staff. This is reflected by the 100,000 or so visits per month to Personal Online, our new electronic portal for personnel, providing access to all personnel information, services and applications, as well as 10,000 telephone calls per month to Personal Direkt, our new information and communications centre. In 2004, the electronic personnel file was introduced, giving every employee immediate access to the data and information stored for him or her and relieving the Bank of complicated archiving processes.

Vocational training: committed to the training pact

By taking on 518 trainees, we slightly exceeded the target of 500 for 2004. All told, Commerzbank is currently offering roughly 1,300 young people basic training for five different careers.

Compared with 2003, we have increased out intake of trainees by about 25%; a further rise of 15% is planned in 2005. This underlines our commitment to social responsibility for the coming generation; we feel an obligation towards the training pact concluded last summer between German business and politicians.

Stronger practical orientation in junior executive training

Personnel planning has to ensure that qualified young academics can be recruited on a long-term basis. To support the search for qualified applicants and to provide attractive openings at the company, we have restructured the head-office training of junior executives at the Bank, giving it a stronger practical orientation. The training of young graduates takes the form of practical phases in different divisions, complemented by appropriate, specially conceived qualification modules. The quality of applicants is ensured by the respective selection procedures and tests.

In view of developments in the European market for university graduates, entry is possible both with existing traditional German university degrees and with the increasingly widespread bachelor's and master's degrees, which will be obligatory in the future.

New to the set of qualification measures: e-learning

The need for qualifications is constantly increasing. Against this background, we have broadened the traditional forms of qualification, establishing e-learning as a sensible addition to the set of methods and media. The new learning platform "CLiCNET – Commerzbank's learning network" is available electronically to all employees via intranet. Once a program is completed, participation in the course is automatically stored in the employee's educational history.

We thank our staff

Personnel work can only be successful if employee representatives and the management cooperate. This was demonstrated in a special way last year through the conclusion of the new agreements on the company pension plan and staff reductions. We therefore take this opportunity to thank the staff councils, the representatives of the Bank's senior staff, the representatives of the physically disabled and the younger staff for their often critical, but always responsible and constructive cooperation.

We also extend our thanks to employees who showed great commitment in working towards Commerzbank's business success in the past year. In view of the increasing burdens and also the necessary cuts, this should be especially emphasized.

Future orientation requires sustainability

The idea of sustainability is increasingly gaining ground in personnel work. For this reason, we present in the following three projects in personnel policy which will form part of a comprehensive sustainability report. The Bank will publish this report in the second half of 2005.

Healthcare management: prevention the best solution

Last year, we further expanded our activities in the field of company healthcare management. We now have the necessary infrastructure to ensure that all our staff nationwide have access not only to a company medical service but also to psychologists and social workers. This has been made possible through intensive cooperation with Deutsche Bahn Gesundheitsservice, which possesses the relevant network. Our extensive range of services is also a prophylactic response to the increasing psychic strains imposed by the ever more complex work situation with its pressure for change.

In close cooperation with Human Resources, the Bank's staff councils and the healthcare specialists of DB Gesundheitsservice, we offer help and support in problem cases – for instance, addiction, long absence, return to work, psychological support for robbery victims and also open and fair treatment of mobbing cases. For this purpose, we have concluded the internal agreement "Partner-like cooperation" with the Central Staff Council.

The best solution in company healthcare management is prevention. The prevention approach is reflected in numerous services offered by the Bank such as injections against influenza, medical check-ups, the setting-up of healthcare circles and the arranging of healthcare events and courses on stress management.

As the name of the project "ProFit" indicates, there is also an element of self-interest involved, as the name is ambiguous. The focus is on fitness, namely the health of our employees. But we have also recognized that the relationship between our employees' health and their performance is a major guarantee of commercial success – i.e. profit.

BestPers-Award – promoting personnel work at smaller businesses

Successful personnel work is a key factor behind commercial success not only at large concerns, but also for smaller companies in particular. Aware of this fact, we have twice supported the BestPers-Award competition. This prize goes to SMEs practising state-of-the-art and forward-looking personnel work.

We support the project above all for two reasons. First, we want to use our many years of experience on the jury for this award. Secondly, we want to promote recognition of the fact that good personnel work is very important for the commercial success of a company.

Diversity enriches the company

In the past, the world was straightforward. The Bank's employees shared similar backgrounds and similar levels of education. For the most part, it was men who worked at Commerzbank. Today, men and women from 78 nations and a wide variety of cultures are active on behalf of the company. We believe that this diversity enriches our company. Studies show that heterogeneous groups are particularly successful at handling tasks. What is more, the diversity of Commerzbank's staff reflects the differences in our customer base. However, differences can also lead to friction. Through our diversity strategy, we create the greatest possible equality of opportunity and encourage all employees to treat one another with respect. This produces an attractive working climate and shows that Commerzbank is an innovative and fair employer.



LONDON Tower Bridge

We began to expand our foreign activities in the sixties in Western Europe. By 1981, Commerzbank branches had been opened in Paris, Brussels, Madrid and Barcelona. These were followed by subsidiaries in Amsterdam and Switzerland, and also a branch in Milan.

In London, Europe's largest financial centre, our branch began operations in 1973. Initially, its main focus – as everywhere else in Western Europe – was on commercial corporate business. Today, London alongside Frankfurt is the main location for our investment-banking activities. The specialists on the spot work to develop our range of products; this is, as it were, our ideas laboratory for generating new capital-market products. London is also the home of our successful asset-management subsidiary, Jupiter International Group plc.

our share, strategy and outlook

Data and facts on the Commerzbank share

Bearer shares	803 200
Reuters	CBKG.DE
Bloomberg	CBK GR
ISIN	DE0008032004

Commerzbank's share price: sideways movement in 2004

In 2004, almost €13bn of Commerzbank shares were traded on German stock markets. With its DAX weighting of 1.61%, the Bank took 16th place.

After climbing 108.7% in 2003 – the best performance of any DAX stock – the price of the Commerzbank share moved between €12.65 and €16.49 last year. By end-December, it stood at €15.16, representing performance for the year of –2.5%. This was lower than both the average for the major listed German banks (+3.3%) and that for the DowJones EuroStoxx Banks index, which rose by 11%. In our view, this less than satisfactory performance fails to do justice to Commerzbank's enhanced earnings power and its better positioning in most of its core activities. The start of 2005 provided cause for optimism. In the first two months, the Commerzbank share rose by 11.5%, spurred by the more favourable assessments of financial and rating analysts. So far this year, the long-term rating has not been raised, but three agencies in all have now revised their outlook from "negative" to "neutral".

Performance of the Commerzbank share 2004

Daily figures, 30.12.2003=100


Commerzbank share
DJ Euro Stoxx Banks
CDAX (Banks)
120
115
110
105
100
95
90
85
80
75

Analysts now taking a far more positive view

Whereas the Commerzbank share reached a low in analysts' opinions at end-2002, there has now been a huge switch to positive investment assessments. At end-2004, 18 brokers gave the Commerzbank share either "buy" or "overweight" recommendations, while only three institutions considered the share to be an "underweight" or "sell" candidate.

The improvement in analysts' assessments is also reflected in a stronger weighting of our share in institutionally managed funds. We have responded to growing interest on the part of Anglo-Saxon investors in particular by stepping up our IR activities in this region even further, without neglecting Continental Europe, though. In both one-on-one talks with institutional investors and at the conferences of international brokers, our company presentations have met with great interest.

The response to our Investors' Day was also very positive once again. Practically 100 participants took the opportunity to discuss with all the members of Commerzbank's management board and to get information on the development of the Group and its individual business lines. Our fourth Investors' Day will be held on September 14 this year.

At year-end, Commerzbank had two major shareholders with interests of over 5%. These were the Italian insurance group Generali together with its German subsidiaries, with a stake of 9.1%, and the Munich Re Group, which holds 9.5%. The free float throughout the entire financial year, therefore, was 81.4%. The holdings of private investors declined from just under 24% towards the 20% mark.

Entering 2005 with optimism

With its new divisional structure, Commerzbank is further increasing the transparency of its business lines. At the same time, the individual areas are being provided with a basis for their operations enabling them to achieve their set targets systematically.

Retail Banking and Asset Management, now the responsibility of just one member of the Board of Managing Directors, will coordinate their activities more strongly in the current year, building upon their past success. We believe that by integrating the production and sales of fund products we can achieve a return on equity in this division as well which easily exceeds our medium-term cost of capital of 17% before tax.

In the *Mittelstand* bank, we have to use the opportunities for doing business with German small to medium-sized firms more systematically. Here further standardization of internal procedures accompanied by a more individual approach to customers will enable us to achieve even greater efficiency and profitability in future. As part of our "Move to the top" programme, we will continue to focus, among other things, on acquiring new customers.

In International Corporate Banking, we will build further upon our position as one of Europe's leading correspondent banks. With a pre-tax return on equity which was well above our long-term cost of capital in 2004, our profitability is extremely good. It is our goal to maintain this in the current year or even improve upon it, given favourable overall conditions.

In Corporates & Markets, we intend to integrate our business with major corporates and investment banking to form a highly profitable unit. Having quickly adjusted our personnel capacity to the new strategic orientation, we will expand our market presence further in the current year in the activities and segments we have defined.

This includes the areas:

- Bonds and other fixed-income products
- Currency dealing
- Equity-based derivatives
- Corporate finance and capital restructuring

We are convinced that by reducing non-customer proprietary trading we will be able in future to attain far more consistency in our results. It is our goal to achieve a pre-tax profit in the mid-range double-digit millions in the former Securities area. In our business with larger corporates and multinationals as well, we will continue to develop profitable business relationships or make low-margin deals profitable by adjusting loan conditions or through follow-up business.

Stock-exchange listings of the Commerzbank share

Germany
- Berlin
- Bremen
- Düsseldorf
- Frankfurt
- Hamburg
- Hanover
- Munich
- Stuttgart
- Xetra

Europe
- London
- Switzerland

North America
- Sponsored ADR (CRZBY) CUSIP: 202597308

Turnover in Commerzbank shares 2004

in € bn, quarterly figures


5
4
3
2
1
0

Daily turnover

in million units

High	11.04
Low	0.46
Average	3.32

Overall, we continue to be optimistic that we can benefit from a further moderate expansion of economic activity in our German core market and also from our improved market position. Another decline in our need to provide for doubtful loans should help us register better results in the 2005 financial year. In our opinion, the high provisioning ratio which we now have, together with the generally acknowledged efficiency of our risk management, should allow us to lower our net provisioning for the third year in succession. In our planning, we have assumed a figure of less than €800m, as against €836m in 2004.

Better prospects for important Group companies
Apart from increased profitability in the activities of the Parent Bank, we also see greater business and earnings potential at major Group companies:

- comdirect bank AG will maintain the growth strategy pursued over the past few years. It will further extend its range of products and services and increasingly gain profile as a universal bank with a strong investment focus.
- Revenue from Eurohypo was transferred to our income statement only in the final quarter of the 2004 financial year. By contrast, we expect a steady inflow for the four quarters of 2005, significantly higher overall than that in 2004. It cannot yet be said whether we will reduce our 32% interest in the largest German pure mortgage bank in the course of this year. A decision will depend upon the stock-market situation.
- We also take a positive view of the earnings performance of BRE Bank, in which we held a 72.2% interest at end-2004. Its operating profits continued to improve last year. However, non-recurring write-downs on the book values of several assets in the final quarter of 2004 had a sizeable negative impact on its net profit. This clean-up of the balance sheet, though, will help the bank achieve much higher profitability in future – a view that is supported by the removal of one-off special charges and the expected earnings turnaround in retail activities. BRE Bank continues to offer a foothold, giving us better access to the markets of Eastern Europe. We believe that our existing operational units there have great growth potential. At the same time, we are examining the possibility of expanding further in individual markets through selective acquisitions.

Disposals of non-strategic investments to continue
Apart from concentrating on core activities in our operational units, we will also focus on equity participations which we have defined as strategically necessary and sensible.

That is why we have maintained the policy we have pursued over the past few years and at the start of 2005 sold the interest in MAN which we had held via the Regina holding company and also our stake in the Brazilian Unibanco. This not only released equity but also generated a tax-free profit in the triple-digit millions of euros.

Clear goals for the future

Having reduced the Commerzbank Group's operating expenses by 24% over the past three years, we are now aiming for an after-tax return on equity of at least 8% for 2005 and a good 10% for 2006 through higher operating income. With operating expenses this year more or less at their 2004 level, we intend to bring our cost/income ratio down to under 69%.

The 2004 result was hit by several special factors, but prospects have improved considerably. We expect better results from some of our subsidiaries such as Eurohypo and BRE Bank in Poland. In Asset Management, no amortization of goodwill will occur and thanks to the measures taken to adjust to our new strategic orientation in Investment Banking, the earnings situation is gradually improving at Corporates & Markets as well. At present, we do not plan any more restructuring costs.

After making a dividend payment for the 2004 financial year, we intend to have our shareholders benefit from the expected strong expansion of our earnings per share in the future as well.

Commerzbank's 2005/2006 financial calendar

May 3, 2005	Interim report as of March 31, 2005
May 20, 2005	AGM, Jahrhunderthalle Frankfurt
August 3, 2005	Interim report as of June 30, 2005
September 14, 2005	Commerzbank Investors' Day
November 3, 2005	Interim report as of September 30, 2005
February 2006	Annual results press conference 2006
Early May 2006	Interim report as of March 31, 2006
May 17, 2006	AGM, Jahrhunderthalle Frankfurt
Early August 2006	Interim report as of June 30, 2006
Early November 2006	Interim report as of September 30, 2006

All the major Commerzbank corporate news items are also available from "Investor Relations" on our homepage: www.commerzbank.com.



SINGAPORE Coleman Bridge



Over forty years ago, we made our way to the Far East; in 1961, we opened the first representative office in Tokyo. Commerzbank representative offices in Jakarta, Singapore, Hong Kong, Beijing, Seoul, Bangkok, Shanghai, Labuan and finally Taipei followed. In most locations, we are now operational – in some cases, through equity participations.

Today, we manage our Asian business from Singapore. We have consolidated our activities in this region to a greater extent, reducing some of them. In connection with the repositioning of our investment banking and concentration on the prime locations Frankfurt and London, Commerz Securities (Japan) Co. Ltd. in Tokyo was closed down.

In Asia, too, we mainly serve corporate customers. The exception is Singapore, where our only private-banking centre outside Europe is situated.

risk report

Contents

I. Risk-based overall Bank management

1) Risk-policy principles

A uniform Group-wide standard in dealing with all the major types of risk forms the basis for all of Commerzbank's risk-management activities. The Bank's Board of Managing Directors defines risk-policy guidelines in the form of clearly formulated **risk strategies**, for whose implementation throughout the Group the Chief Risk Officer (CRO) is responsible. The risk strategy provides the basis for determining the acceptable overall risk in terms of **risk-taking capability**. All the risk-policy guidelines are contained in a comprehensive **Risk Manual**, documenting the organizational guidelines, responsibilities and processes of the Bank's overall risk-management system. The risk strategy and the Risk Manual are continually being reviewed and adjusted, if necessary, to new internal and external requirements.

Commerzbank's system for the early recognition and monitoring of risk is designed to achieve qualified and prompt recognition of all major potential risks and to quantify them as the basis for a proactive management and control of risk. The methods applied to measure, steer and aggregate all types of risk are continually being developed further, using best-practice approaches; they are constantly being adjusted to the ever more complex requirements of banks' steering systems. Comprehensive, objective reporting makes it possible to reach a current assessment of the Bank's risk situation.

Through a consistent, integrated study of all the risks and their aggregation as part of an overall Bank management geared to the use of economic capital, the equity that is available can be used in the most efficient way. As a result, the risk-management system makes a major contribution towards optimizing the structure of the Bank's risk and returns, and consequently towards a value-based management of the Bank.

2) Risk categories

Commerzbank defines risk as the danger of possible losses or lost profits which may be caused by internal or external factors. All the Bank's quantifiable risks are represented – insofar as methods exist to deal with them – in a distribution function, permitting probability statements about potential losses. Depending on the type of risk, a distinction can be made between expected and unexpected losses. For risk-management purposes, the following types of risk are distinguished at Commerzbank:

- ***Credit risk*** is the risk of losses or lost profits due to defaults (default or deterioration in creditworthiness) of counterparties and also the change in this risk. Apart from this traditional risk, credit risk also covers country and issuer risk as well as counterparty risk and settlement risk arising from trading transactions.

- ***Market risk*** covers the potential negative change in value of the Bank's positions as a result of changes in market prices – for instance, interest rates, currency and equity prices, or parameters which influence prices (volatilities, correlations). In Commerzbank's definition, ***risks from equity holdings*** in the banking book also represent market risks and are monitored like these. They arise through changes in the valuation of listed and non-listed equity holdings, which may be caused by issuer-specific factors or general market movements.

- ***Operational risk*** is the risk of losses through inadequate or defective systems and processes, human or technical failures, or external events (such as system breakdowns or fire damage). The Basel Committee also includes ***legal risks*** under operational risk. These are risks stemming from inadequate contractual agreements or changes in the legal framework.

- ***Liquidity risk*** is the risk of the Bank not being able to meet its current and future payment commitments, or of not being able to do so on time *(solvency or refinancing risk)*. In addition, the risk that inadequate market liquidity *(market-liquidity risk)* will prevent the Bank from selling trading positions at short notice or hedging them plays an important role in risk management.

- ***Business risk*** is understood by Commerzbank as the risk of losses due to revenue (especially commissions) and costs deviating negatively from the budgeted figures. Business risk is influenced both by business strategy and the Bank's internal planning process as well as by changed overall conditions such as the market environment, customers' behaviour or technological developments.

- ***Reputational risk*** is the risk of losses, falling revenue or a reduction in the Bank's market value on account of business occurrences which erode the confidence of the public, rating agencies, investors or business associates in the Bank. Reputational risks may result from other types of risk or may arise alongside them.

- ***Strategic risk*** is the risk of negative developments in results stemming from previous or future fundamental business-policy decisions. These may take the form of decisions with regard to business lines or business associates or the choice of a local strategic approach.

Basel II will require the first three types of risk to be covered by regulatory capital. The other risk categories are subjected to qualitative monitoring in connection with Basel II (pillar II) and the future "Minimum requirements for the risk management of credit institutions" (MaRisk).

3) Risk management as part of overall Bank management

As part of the overall Bank management, risk management and profitability management are consistently combined to yield an integrated value-based steering approach. Apart from ensuring that the Bank as a whole has a capital base that is adequate for its risk profile, the main objective of Commerzbank's overall management is to allocate the scarce resource equity as efficiently as possible – in other words, to use it in business lines which produce a strong return, even with risk taken into consideration.

Economic capital

The integrated risk/return-based management of Commerzbank is built around the concept of economic capital which forms the basis for a system of risk-adjusted key parameters. Unlike the accounting and regulatory definitions of capital, economic capital is an internal measure for determining the amount of equity which, with a given probability, will be needed in the course of one year to cover unexpected losses arising from risk positions. The confidence level of 99.95% which is used as a basis here is derived from the probability of default for Commerzbank's A1 (Moody's) target rating. The approach adopted has been validated in national and international benchmark studies and is considered state-of-the-art.

Economic capital reflects the Bank's specific risk profile and also includes those risk categories – currently not considered by regulators – which may represent considerable risk potential from the economic standpoint. For risk-management purposes, Commerzbank calculates the economic capital needed to cover market risk, credit risk, operational risk and business risk. In the area of market risk, distinctions are made between those in the trading book, in the banking book and those arising from equity holdings; in the case of credit risk, settlement risks arising from trading transactions are also taken into consideration.

Economic capital, by type of risk, as of 31.12.2004



- 55% Credit risk
- 17% Market risk (equity holdings)
- 6% Market risk (banking book)
- 4% Market risk (trading book)
- 13% Operational risk
- 5% Business risk

The table below shows the economic capital required, by risk category:

Economic capital in € bn	31.12.2004	31.12.2003
Credit risk	5.5	4.3
Market risk (equity holdings)	1.7	2.9
Market risk (banking book)	0.6	0.7
Market risk (trading book)	0.4	0.8
Operational risk	1.3	0.9
Business risk	0.5	0.5
Total	**10.0**	**10.1**
Total (after diversification effects)	**7.7**	**7.9**

The increase of €1.2bn in economic capital for **credit risk** is mainly attributable to methodological developments. In particular, an add-on which the Bank considers appropriate in its internal steering was introduced for business in which the conditions are fixed for longer maturity periods. If the model, for which new parameters have been assumed, is applied retroactively to December 2003, the Credit VaR – the measure of economic risk – is roughly half a billion euros lower. To this extent, the unexpected loss in the credit risk area was reduced quite considerably in the 2004 financial year.

For **market risk** arising from equity holdings, the planned disposal of non-strategic participations (in particular SCH) led to a marked reduction of economic capital. Market risk in the banking book was similarly somewhat lower. The substantial decline in the economic risk for market risk in the trading book is due to the restructuring of the Bank's investment banking in 2004 and the related concentration on certain market segments and core portfolios.

In the case of the economic capital for **operational risk**, the introduction of the Advanced Measurement Approach (AMA) in accordance with Basel II caused the calculated risk to rise by €0.4bn, which is largely determined by the confidence level of 99.95%. This represents a conservative approach, as the relevant value in regulatory terms for a confidence level of 99.9% is around €400m lower. The additional recognition of the risk-mitigating effects of insurances and correlations will reduce risk further. These measures will be successively taken into consideration in 2005. The economic capital for **business risk** remained more or less unchanged in a year-on-year comparison.

Economic capital, by business line

The economic capital that has been calculated is allocated to business lines along with the tied-up regulatory capital. By combining the risk figures with earnings, each unit's contribution to the Bank's overall result can be determined and the risk-adjusted performance of individual business lines can be compared. As a result, capital can be allocated even more efficiently as part of a risk-based overall Bank management. Since 2004, the return on risk-adjusted capital (RoRaC) has been regularly included in business-line reporting.

The following values for economic capital (excluding portfolio effects) were registered for Commerzbank's individual divisions or reportable segments on December 31, 2004:

Economic capital in € bn	**31.12.2004**
Corporate and Investment Banking	5.1
Retail Banking and Asset Management	1.6
Mortgage Banks	1.0
Group Treasury	0.4
Others and consolidation (incl. equity holdings)	1.9
Total	**10.0**

In 2005, the focus will be on further developing limit planning and the allocation of capital in line with the use of economic capital. This also includes steering based on individual target returns. In future, the value contribution margin will be crucial in managing new business and analysing existing customer relationships. By introducing risk-adjusted pricing based on the economic capital used and integrating it into overall Bank management, the Bank expects a more incisive steering of business, leading to a clearer distinction between profitable and unprofitable business and customer relationships.

Risk-taking capability

The risk-taking capability calculation is the second important pillar of overall Bank management after integrated risk/return-oriented steering based on economic capital. Here, the overall risk figure worked out for the Group (measured as economic capital) is set off against the total capital available for covering risk in the form of a "traffic-lights" system. The capital components corresponding to the various traffic-light scenarios correspond to the Group's ability to anticipate potential losses in terms of absolute figures and priority. The calculation of the internal funds for risk coverage extends beyond the accounting and regulatory concepts of capital.



20
15
10
5
0
10.0
7.7
19.1
Risk buffer
at least 20%
32%
Disposable
capital for risk coverage
Economic capital
before
after
portfolio effects
Capital
for risk
coverage

The objective of this comparison is to establish whether the Bank is in a position to anticipate potential unexpected losses without serious negative effects on its business activity and to cover them from its own funds. Internally, the Bank is pursuing the goal of guaranteeing a buffer of at least 20% at all times between the Group's overall risk – adjusted for portfolio effects – and the disposable parts of the capital for risk coverage. Within its credit-risk strategy, this internal objective has been translated into specific targets for individual portfolios. During the year under review, it was ensured that the capital available for risk coverage was always far greater than the aggregated overall risk position.

II. Risk-management/risk-control organization

A clear distinction between the risk-management and risk-control functions is essential for an effective and risk/return-based overall Bank management. Central to Commerzbank's **risk management** is the active and conscious management of all risks by business lines with the aim of increasing the Bank's market value. **Risk control** comprises the portfolio-based identification, quantification, limitation and monitoring of risk as well as risk reporting. By means of quantitative and qualitative analyses, risk control also provides recommendations and impulses for overall Bank management and also for the operative management of front- and back-office units.

Responsibility for the implementation throughout the Group of the risk-policy guidelines laid down by the Board of Managing Directors lies with the **Chief Risk Officer (CRO)**. The Bank's risk profile is regularly examined by the Supervisory Board, whose own **Risk Committee**, like the Board of Managing Directors, is informed by the CRO about the Group's overall risk situation. In addition to being responsible for Risk Control (ZRC), the CRO is also in charge of the operative credit units Global Credit Operations (ZCO) and Credit Operations Private Customers (ZCP).

For the operational implementation of risk management, the Board of Managing Directors have delegated functions to specific committees, which support them in making decisions on all risk-relevant issues:

Risk-management/risk-control organization


Risk Committee of the Supervisory Board
Board of Managing Directors
Risk strategy
Risk control
Risk quantification
Risk identification
ZRC
Risk mitigation
Risk transparency
CRO
Risk Committee
Credit Committee
Risk management
ALCO
Back office (operative credit function)
Front office
ZAM
ZCB
ZCO*
ZCP*
ZCM
ZFI
ZGT
ZPB
ZPK
ZKE
ZRA
*including regional back-office units
Types of risk
Credit risk, market risk, liquidity risk, operational risk (incl. legal risk), business risk, strategic risk
Independent control: Internal Auditing (ZRev)

- The ***Credit Committee*** meets every week, chaired by the CRO. It is made up of equal numbers of front-office and risk-management personnel and is responsible for all credit risk at the individual and portfolio level. Within the overall hierarchy of loan approval powers, all of Commerzbank's lending commitments are decided which do not require a management board decision. It also issues a recommendation on all the lending decisions to be taken by the Board of Managing Directors. In addition to the Credit Committee, further sub-credit committees exist which, depending on the size of the commitment, can take lending decisions independently.

- The ***Risk Committee***, headed by the CRO, is responsible for issues related to monitoring all the major types of risk, as well as their aggregation as part of economic capital and the Group's overall risk situation. It is the Group's central body for managing and controlling market risk and also provides active support for the Board of Managing Directors with regard to risk-strategy issues.

- As a sub-committee of the Risk Committee, the ***New Product Committee*** which is chaired by the head of ZRC decides, in accordance with MaH/MaK provisions, whether to begin trading in new products or new markets. All its decisions are presented to the Risk Committee.

- The ***Operational Risk Committee***, chaired by ZRC, is responsible for all the broader issues relating to operational risk within the Group. It provides support for the Risk Committee in decisions relating to the management and monitoring of operational risk.

- The ***Asset Liability Committee*** (ALCO) is headed by the board member in charge of Treasury. It is responsible for setting strategic targets as regards asset/liability management, the Bank's liquidity strategy and policy, and also its borrowing and equity.

1) Risk control

After the Board of Managing Directors, Risk Control (ZRC), which with its global organization reports directly to the CRO, bears overall responsibility for Group-wide control for all types of risk. The core functions of ZRC within the risk-control process include the ongoing identification, evaluation and monitoring of all quantifiable risks and their proactive control.

To ensure a uniform risk standard throughout the Group, ZRC works out internal guidelines for dealing with all the major types of risk and develops adequate models and methods for quantifying risk, constantly refining them. ZRC also makes sure that risk-related supervisory requirements are implemented within the Commerzbank Group.

In addition, ZRC is responsible for internal and external risk reporting and performs an advisory function within the Bank on all risk-relevant issues and regarding the conception of the risk strategy. This includes preparing risk-relevant information for the Board of Managing Directors and producing quantitative risk analyses. These serve, for instance, as the basis for comparing the target/performance of the credit portfolio as part of credit-risk strategy or for steering trading portfolios. A central role here is played by the Group-wide aggregation of all types of risk to form an overall risk position, its integration into a calculation of the Bank's risk-taking capability and also the development of a risk/return-based overall Bank management as part of the economic-capital approach.

2) Risk management: the operative credit function

The organization of Commerzbank's credit-risk management meets all the provisions of the "Minimum requirements for the lending business of credit institutions" (MaK). As required by MaK, the independence of lending decisions from the front office has been ensured by the systematic separation of the market side and risk assessment/risk decision-making in every phase of the credit process and up to management board level.

For corporate customers, financial institutions and banks worldwide, as well as for private customers abroad, the operative credit function (back office) has been concentrated on Global Credit Operations (ZCO). For retail business in Germany, the operative credit function is performed by Credit Operations Private Customers (ZCP). Both departments monitor risk closely, for which regional credit officers (RCO) are responsible, and report directly via their heads of department to the CRO. ZCO also has three global credit officers, one each for industries (bulk risks), financial institutions (including non-bank financial institutions) and intensive treatment.

All the subsidiaries are integrated into this credit-line function. The two large units BRE Bank and Hypothekenbank in Essen have their own risk committees, headed by the operative credit side.

The loan-approval procedures, adjusted in the course of implementing MaK, are regularly analysed and improvements are made to boost efficiency. In the year under review, specific types of risky business (such as the financing of renewable energy or ship financing) were further concentrated in special centres of competence, with the related bundling of expertise being systematically maintained.

Both at head office and on a regional level, specialized intensive treatment know-how exists for handling problem loans, making it possible to deal with them intensively at an early stage. The principal goal of these units is to improve the risk position of the Bank and its customers and to return the intensive-treatment loans, wherever possible, to the better credit brackets. Primarily, the focus is on improving the customer's ability to survive by adopting timely measures. Here the Bank is basically prepared to assume the position of lead manager. By contrast, in cases where the Bank can exert little influence in bringing about a viable solution for the future, it increasingly avails itself of alternative exit options – such as the secondary market.

In addition to the functions of the credit-line departments (ZCP, ZCO) which relate to individual customers, such as rating, loan approval, documentation and monitoring, it is increasingly becoming their core function to manage the loan portfolios for which they bear responsibility with modern instruments for the early recognition of risk in order to achieve a more dynamic portfolio. Transactions to optimize the portfolio are closely coordinated between front- and back-office teams, using the full range of modern trading-based instruments provided by ZCM.

3) Risk management: operative risk-steering of market units

Within the scope of their business activities, the individual divisions and subsidiaries of the Bank bear immediate responsibility for risk and earnings. Unlike the centralized responsibilities of risk control, risk management in the narrower sense, i.e. the operative steering of risk, for the various types of risk is handled – with the exception of credit risk – on a largely local basis at the Bank's various operational units. All subsidiaries are subject to monitoring by head office through the Risk Manual and other guidelines; they are also responsible for observing the Group's risk standards.

Responsibility for managing operational risk insofar as this relates to systems, processes and technology, lies with the head-office service departments. Management of legal risk is entrusted to the Legal Services staff department (ZRA). The Board of Managing Directors is responsible for managing strategic risk with the support of Strategy and Controlling (ZKE).

4) Internal risk reporting

The management of the Commerzbank Group receives detailed, prompt reports on all the major risks, enabling the Board of Managing Directors and the units involved to assess the current risk situation at all times. Reporting on the individual risk categories is complemented by a calculation of the Bank's risk-taking capability, which sets off all the quantifiable risks against the regulatory and economic capital for risk coverage and aggregates them to form an overall risk position.

In addition, the quarterly risk report from ZRC represents the central information medium and steering instrument for the Bank as a whole. This report enhances the regular reporting on individual types of risk, adding detailed evaluations and presentations of all the major risks and on the overall risk situation of the Commerzbank Group. Among other things, these data form the basis for the target/performance comparison with the portfolio targets formulated in the credit-risk strategy and is thus an important factor in active credit-portfolio management. The quarterly report is submitted by ZRC to the Risk Committee, the Board of Managing Directors and the Risk Committee of the Supervisory Board; it forms the basis for presenting risk data to supervisory bodies and rating agencies.

In addition to receiving regular reports, the Board of Managing Directors and other decision-makers are informed immediately (ad hoc reporting) about events of major significance for the Bank's risk situation so that they can adopt measures at short notice if necessary. This ensures that the Board of Managing Directors is completely informed at all times about the Bank's risk situation.

5) Internal auditing

Internal Auditing forms an integral part of the Group-wide system of risk control and risk management and works, free from directives and external influence, as a unit independent of business processes with the goal of identifying risk at an early stage and monitoring it. In reporting (to the Board of Managing Directors) and in evaluating the results of its audits, Internal Auditing also operates free from directives. In accordance with the "Minimum requirements for the internal audit function of credit institutions" (MaIR), it audits all the sections of the Group at least once every three years. High-risk areas are subjected to an annual audit. Here, observance of both internal and supervisory standards, such as the "Minimum requirements for the trading activities of credit institutions" (MaH) and the "Minimum requirements for the lending business of credit institutions" (MaK), is monitored.

Audits are planned and their frequency is determined with a view to risk, taking internal and external factors into account. This assessment of risk gives rise to audit plans for the following year and the next two years. In addition to processes and systems, individual cases are examined, and special audits are performed if the need arises.

6) Implementation of supervisory requirements: Basel II, MaK and MaRisk

The changes in the framework of banking supervision place great demands on the organization of the risk-management system of all banks. Implementation of the supervisory requirements throughout the Commerzbank Group is coordinated by Risk Control project teams, in close cooperation with the banking departments, staff departments and subsidiaries. Additional steering committees ensure that the new requirements are complied with and monitor their implementation throughout the Group. By participating in international and national working groups and committees, Commerzbank is also involved in the substantive discussion on developing the supervisory framework further and has been selected by the German banking supervisory authority BaFin as a model institution for the Basel II home-host monitoring process.

Central elements of the new **Capital Accord of the Basel Committee on Banking Supervision (Basel II)** are risk-adjusted capital requirements for banking business, the elaboration of banks' internal control systems, their monitoring by supervisors, and market discipline. One key aspect of the implementation of Basel II at Commerzbank in the year under review was the development of more refined methods for internal credit-rating procedures, the collation of the necessary loss histories and the elaboration of methods for quantifying operational risk. This met important requirements for the use of the IRB Advanced Approach and the Advanced Measurement Method (AMA) thereby creating the basis for a sophisticated risk-adjusted capital allocation. As things stand today, the advanced Basel II approaches can be implemented on time within the deadline that has been set – on the current planning of the supervisory authority: December 31, 2007.

In the course of the project to implement the **Minimum requirements for the lending business of credit institutions (MaK)**, which German banks had to meet by June 30, 2004, the existing risk-control processes, such as the early warning system, the new-product procedure and the risk-classification system, were adjusted in the light of the new functional requirements, and credit-risk reporting was extended. Commerzbank has successfully implemented all the provisions of MaK with regard to organization structure. The credit-risk strategy called for by MaK, in which the Commerzbank Group's lending activities are defined for an appropriate planning period, has been worked out for 2005 and 2006 jointly by the front- and back-office units, coordinated by Risk Control (ZRC); it has been approved by the Board of Managing Directors and submitted to the Risk Committee and the Supervisory Board. In order to guarantee a consistent and closed controlling process, Commerzbank draws upon combined MaK and Basel II data. For this purpose, it has begun to build up a comprehensive data warehouse, which will be completed in the course of 2005 within the implementation period set for the IT area by MaK.

In view of the need for an integrated approach to risk in accordance with the second pillar of Basel II, BaFin is combining the main qualitative elements of already existing and new supervisory regulations to form an integrated set of rules, namely the so-called **Minimum requirements for the risk management of credit institutions (MaRisk)**. A first draft of MaRisk was published in February 2005.

MaRisk formulates requirements for the organization of risk management based on the minimum standards for credit business (MaK), trading activities (MaH) and internal auditing (MaIR). These will be complemented by further Basel II elements which will become valid throughout Europe thanks to an EU directive but for which no framework yet exists in Germany.

MaRisk, therefore, provides the organizational framework for the Basel II requirements regarding the supervisory process and the internal process for assessing capital adequacy (ICAAP), which has to be formally approved by banks before the Basel framework is introduced. In addition, there are overall provisions for managing and controlling operational risk, liquidity risk and interest-rate risk in the banking book. An analysis of the MaRisk provisions published to date as part of a target/performance comparison has shown that Commerzbank has already implemented many elements of the new requirements.

III. Risk-control/risk-management process

1) Monitoring and controlling credit risk

Credit-risk strategy

The basis for managing all Commerzbank's credit-related activities is its credit-risk strategy (CRS), which is geared to the Minimum requirements for the lending business of credit institutions. Drawing upon an annual survey conducted jointly by risk-control, the operative credit function and front-office units, the credit-risk strategy defines the planned development of credit business, creating important steering impulses. The currently valid credit-risk strategy focuses on the course planned up to end-2006.

The credit-risk strategy provides support for realizing throughout the entire Bank the target of a sustained improvement of RoRaC (return on risk-adjusted capital), taking into account the specific risk-taking capability of Commerzbank and also defined targets for the BIS core capital ratio. This calls for a systematic risk/return-based selection of portfolios and individual transactions with the goal of identifying value drivers and reflecting them in the Bank's business policy and also of considerably reducing value destroyers.

With the Bank's general risk appetite taken into consideration, the starting point for the credit-risk strategy is a critical analysis of the strengths and weaknesses of the current credit portfolio. Complemented by a forward-looking evaluation of the opportunities and risks in the target markets, this provides the framework for the definition of a risk/return-optimized target portfolio together with the related planning of measures. In the realization of the targeted risk/return profile, this "benchmark portfolio" forms the target and the basis of comparison for the Group-wide steering of new business and for portfolio-management activities.

A major priority of the credit-risk strategy is the growth of business with *Mittelstand* companies (including major corporates) in Germany as well as Central and Eastern Europe, and also with retail and business customers in Germany. By contrast, the focus for bulk risks and equity holdings is on limiting or reducing risk. Bulk risks are defined as borrower units tying up more than €5m of economic capital. It is the Bank's objective to reduce the economic capital tied up by 30% up to end-2006. A €20m cap exists for individual bulk risks, which is exceeded by very few Commerzbank Group clients.

Since mid-2000, the Commercial Real Estate portfolio has been reduced, declining during this period from €6bn to €4bn. For several years now, the €1.5bn or so portfolio of intensive-treatment commitments has been looked after by our specialist subsidiary CORECD in Berlin. In investment property financing for private customers, the Bank has a high-quality portfolio, which will be expanded in the future as well through private-banking clients. The Bank also has great expertise in REIT financing in the US, making it extremely well-placed for the current developments in this field in Germany.

As part of a comprehensive controlling process, observance of the credit-risk strategy is subjected to constant independent monitoring by Risk Control. In order to ensure that the risk-strategy rules are implemented and to restrict concentrations of risk, the economic capital that is tied up is used as a measure of and risk cap for sub-portfolios and concentration risks (business lines, sectors, products and regions). The traditional target/performance comparison is complemented by a regular review of the underlying assumptions – such as GNP growth or industry forecasts. In this way, systematic and unsystematic risks can be worked out by checking deviations.

One function of Risk Control is to examine whether defined sub-portfolios and risk ratios are constantly on target in order to permit counter-measures to be adopted in good time if deviations occur. An assessment of whether the structure and development of the Group's loan portfolio is compatible with the basic strategic goals is provided at least every quarter in the form of the risk report. Ad hoc analyses of marked deviations from the strategic targets, or in the case of occurrences of major importance, complement controlling. The management board uses this as a basis for decisions on major deviations from the credit-risk strategy and, if necessary, on the counter-measures to be adopted.

Internal rating system

Rating methods form an integral part of the risk-control/risk-management system and at the same time represent a core competence and competitive factor for a forward-looking bank. By setting lower capital requirements for banks using state-of-the-art rating procedures with a high discriminatory power, Basel II promotes competition between banks to develop such methods. However, improved rating systems are by no means simply a regulatory necessity; rather, they are in the very interest of the bank itself. Only by consciously taking well-known risks will it be possible to do business successfully in the future.

Commerzbank has recognized the structural change in the German credit market and the regulatory requirements set by the Basel capital adequacy rules as an opportunity and is currently subjecting its existing rating systems to efficient expert and technical checks and also revision. This will enable the Bank to manage credit risk better in future and to assign credit commitments to rating classes more reliably, thereby reducing loan-loss provisioning and lowering the opportunity cost for lost business.

Commerzbank Master Scale

At the start of 2005, Commerzbank introduced a new uniform rating scale, which is also binding for its branches and subsidiaries in Germany and abroad. The Commerzbank Master Scale remains constant over both customer segments and periods of time. This has the advantage that all customers can be directly compared with one another and all rating categories can be presented and interpreted in a uniform manner. In addition, assignment to the Commerzbank rating classes makes it possible for them to be included in the rating system of external rating agencies and the so-called IFD scale of the Finance Initiative Germany *(Initiative Finanzplatz Deutschland)*.

Commerzbank Master Scale and PD/EL values

Commerzbank AG rating	**PD and EL mid-point** as percentage	**PD and EL range** as percentage	**S&P** (20 classes)		**IFD scale*** (6 classes)	
1.0	0	0	AAA	AAA	I	Investment grade
1.2	0.01	0 - 0.02				
1.4	0.02	0.02 - 0.03	AA+	AA		
1.6	0.04	0.03 - 0.05	AA, AA-			
1.8	0.07	0.05 - 0.08	A+, A,	A		
2.0	0.11	0.08 - 0.13	A-			
2.2	0.17	0.13 - 0.21	BBB+	BBB		
2.4	0.26	0.21 - 0.31	BBB			
2.6	0.39	0.31 - 0.47			II	
2.8	0.57	0.47 - 0.68	BBB-			
3.0	0.81	0.68 - 0.96	BB+	BB	III	Non-investment grade
3.2	1.14	0.96 - 1.34	BB			
3.4	1.56	1.34 - 1.81				
3.6	2.10	1.81 - 2.40	BB-		IV	
3.8	2.74	2.40 - 3.10	B+	B		
4.0	3.50	3.10 - 3.90			V	
4.2	4.35	3.90 - 4.86	B			
4.4	5.42	4.86 - 6.04				
4.6	6.74	6.04 - 7.52				
4.8	8.39	7.52 - 9.35	B-			
5.0	10.43	9.35 - 11.64				
5.2	12.98	11.64 - 14.48	CCC+	CCC	VI	
5.4	16.15	14.48 - 18.01				
5.6	20.09	18.01 - 22.41	CCC to CC-			
5.8	25.00	22.41 - 30.00				
6.1	100	Imminent insolvency	C, D-I, D-II			Default
6.2		Restructuring				
6.3		Restructuring with recapitalization/partial waiving of claims				
6.4		Cancellation without insolvency				
6.5		Insolvency				

* IFD = *Initiative Finanzstandort Deutschland*; Source: Commerzbank

In order to meet the requirements for both exactness and stability, the existing rating scale has been differentiated further to form 25 rating classes for "living" business (from 1.0 to 5.8). This will enable the Bank to make finer distinctions as regards creditworthiness for all customer groups and to clearly define and compare the PDs (probability of default) and ELs (expected loss) both over time and cross-sectionally. Although the Basel II rules prescribe only one default class, Commerzbank has decided to define five classes of default. On the one hand, this substantially increases transparency in the high-risk area while, on the other, considerably improving the allocation of provisioning together with selective workout measures based on the respective situation of the individual case.

The Commerzbank Master Scale has been applied in the Bank's corporate-customer ratings since the start of 2005. As new rating methods for banks, specialized finance, ships and other customer groups are introduced step by step in the course of the year, the master scale will become binding for these segments as well. This also holds true for the retail area.

Assessing creditworthiness in retail business

In its retail lending, Commerzbank has successfully used application scoring procedures and rating methods for assessing the creditworthiness of both dependently employed borrowers and business customers for several years now. All of the methods employed are computer-based and draw upon highly reliable, predominantly mathematical-statistical methods for the early recognition of risk and the assessment of the risk of default.

Thanks to its Group-wide behavioural-scoring procedure, the Bank is able to monitor and adjust limits permanently and fully automatically – taking into account in-payments and the customer's payment record – for over one million customers who maintain accounts for payment transactions or have taken up loans. The procedure is complemented by early warnings to the responsible decision-makers in given situations, ensuring a proactive steering of risk. Behavioural scoring is being extended in the current year to business customers who are not obliged to prepare a balance sheet.

The scoring and rating procedures, whose employment depends on the customer group in question or the credit type, were further refined in 2004 for virtually all the Bank's portfolios, with the aim of achieving procedures validated by mathematical-statistical methods. The objective is to constantly improve the discriminatory power, thereby raising the Gini coefficient. Commerzbank always seeks to be the benchmark for the quality of risk-management systems and in this way further reduce the decision errors for intended and unintended business. Even now, the behavioural-scoring procedure developed by Commerzbank meets the relevant Basel II requirements. The scoring/rating procedures are also becoming ever more significant in risk-based pricing. In the year under review, Commerzbank introduced Group-wide risk-adjusted pricing models for important portfolios in its retail business, for instance in private home loans, lending to business customers and in consumer-credit business.

Assessing creditworthiness in corporate business: PD rating

Commerzbank's new rating procedures are based on mathematical-statistical models – multivariate discriminant analyses and logit regression analyses are employed – combined with expert-based methods. This represents today's state of the art in rating methods. The new rating methods mark a radical change in the Bank's rating philosophy. While ratings primarily used to serve the purpose of determining a customer's creditworthiness within a segment of comparable customers, each rating in future will entail a direct statement about the probability of default (PD) over a one-year time horizon. In addition, the modification of the rating systems has produced a marked improvement in discriminatory power.

In the corporate-customer segment, the new PD rating is applied to Commerzbank's corporate-customer portfolio, using three different models. Size of turnover and region of origin are the two criteria used for distinguishing between models. The structural procedure for arriving at a rating is completely identical. In each procedure, six sub-analyses have to be processed in a fixed order, yielding a probability of default for the corporate customer. Analysis of the financial statements is performed automatically; manual entries – potential sources of error – are no longer necessary. The financial analysis is complemented by qualitative data with demonstrably great power for working out creditworthiness in the past. The necessary data are collected in cooperation with corporate relationship managers and the risk-management side, which finally establishes the PD rating.

The new rating processes will be run on a technical platform in future which complies with the internal requirements for efficient, modular and flexible application. This guarantees that the basis can be used for various processes and the number of technical stand-alone solutions for rating systems is reduced.

Apart from the PD rating, Commerzbank establishes a commitment rating, which takes into account such transaction-specific features as collateral, credit types and other qualitative criteria. In order to calculate the rating for a commitment, the expected loss (EL) is worked out as a percentage of the exposure at default (EaD). This presents the ratio of the expected loss to the overall exposure of a customer, taking into account all the credit lines. Like the PD rating, the rating for the commitment is geared to the master scale recently introduced throughout the Bank. This creates direct compatibility between the PD and the commitment rating.

Assessing creditworthiness in international business: country rating

The assessment of country risk draws upon an internal rating model reflecting a country's economic performance and political stability. The country rating evaluates the ability and readiness of a country to pay in foreign currency. The rating figures serve to assess the transfer risk (risk of the state restricting cross-border payment flows), the sovereign risk (creditworthiness of the state as a borrower) and the systemic risk affecting the borrower active in a given country. Country ratings are worked out and constantly updated by the Corporate Communications and Economic Research department (ZKV), which is independent of the market side. The focus in 2005 will be on refining country-rating procedures. Like corporate customers, individual countries will be assigned a PD (probability of default) and transactions an EL (expected loss) in future, based on the new Commerzbank Master Scale.

Country risk,
by rating group
as of 31.12.2004



75.1% CR 1
11.3% CR 2
9.4% CR 3
2.3% CR 4
1.5% CR 5
0.4% CR 6

CR = country rating

Permanent process of development and validation
In the course of 2005, the further refined rating procedures for the segments specialized finance, banks, countries, ship financing, non-bank financial institutions (NBFI) and property will be introduced. Parallel to this development process, the Bank is continuing to build up data history. In order to preserve the status quo and to ensure a uninterrupted rating coverage for all commitments as well as the Group-wide application of rating procedures reflecting the various accounting standards, constant expert checks and documentation assume a central role. For this reason, the internal rating procedures are permanently being refined and are submitted to a regular validation process at least once a year.

Credit-approval powers
The basis for managing credit risk throughout the Commerzbank Group is a structure of rating-related credit approval powers, which – with the exception of BRE Bank (for regulatory reasons) – also extends to the subsidiaries Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank (EEPK). The Bank is confident that in 2005 it will be able to include the last bank, BRE Bank, in the Commerzbank Group's system of borrower-unit-related, all-in approval powers.

In both corporate and retail business, credit-approval powers are based on the principle of committee decision-making. On all committees, the front office and the back office are equally represented, with the operative credit side also taking the chair; it cannot be outvoted on risk-related issues. A flexible arrangement to cover disagreements ensures that staff clearly mark their positions, which is positive for both the lending culture and balanced credit decisions.

Credit decisions for individual borrowers or groups of borrowers are made on the basis of either the aggregated exposure that has been applied for, pursuant to Art. 19, (2), German Banking Act – KWG (borrower unit), or a larger economically defined risk entity. Credit decisions up to a maximum amount of 2% of the liable equity have been delegated by the Board of Managing Directors to the central credit committee, chaired by the CRO. Sub-credit committees at head office for banks, corporate and retail customers as well as regional and local sub-credit committees for corporate and retail business in Germany and abroad have delegated credit-approval powers (up to 1% of liable equity, given a good commitment rating). The committees' revised loan-approval powers as part of the implementation of MaK have proved their worth and have made an important contribution towards improving the Bank's risk record.

Modelling and quantifying credit risk
All of the Group's credit risks are aggregated at the portfolio level with the aid of the internal credit-risk model. This forms an integral part of risk monitoring, portfolio management and steering loan origination efforts. In addition, by providing key figures for quantifying credit risk, it is one of the bases for both an overall Bank management increasingly geared to the use of economic capital and credit-risk strategy. The portfolio model's range of application covers global, Group-wide portfolio analysis and the calculation of risk contributions for individual transactions and individual clients.

The main result produced by the portfolio model is the loss distribution, permitting probability statements on possible losses arising from credit business. Here, a distinction is made between the expected loss (EL) and the unexpected loss (UL). Both the expected and the unexpected loss are derived from this distribution function.

The **expected loss** (EL) is calculated by multiplying the assumed exposure at default (EaD) by the estimated probability of default (PD) and the estimated percentage loss given default (LGD):

EL = PD x EaD x LGD

The **unexpected loss** (UL) is expressed by the credit value-at-risk (Credit VaR) and represents an estimate of the amount by which the losses stemming from credit risk could potentially exceed the expected loss with a given probability. The size of the Credit VaR, therefore, depends upon the time horizon considered and the confidence level that is applied. For the Group portfolio, the Credit VaR also represents the credit-risk portion of the Bank's economic capital. Here, a time frame of a year is used and a confidence level of 99.95%.

The credit-risk model makes it possible to redistribute the portfolio and diversification effects occurring at Group level down to the individual client level. In this way, the relative share of individual units in the overall credit risk can be determined at various aggregation levels. The following diagram shows the contributions of selected units of the Bank to the Group's expected loss and unexpected loss (Credit VaR):


Corporate banking Germany
Corporate banking abroad
Retail banking
Subsidiaries
Multinational corporates
Securities
Financial institutions
Asset management
Treasury
EL
Credit VaR
0
500
1,000
1,500
2,000

Expected loss vs. unexpected loss (Credit VaR) as of 31.12.2004

in € m

In the *Mittelstand* (Corporate Banking) and Retail Banking segments, the ratio of unexpected to expected loss is roughly 4:1. In the Multinational Corporates segment as in Investment Banking, however, the risk is significantly determined by the unexpected loss, as customers' creditworthiness structure is generally very good and bulk risks with their own specific volatility represent the main loss potential.

A variety of risk factors and parameters are included in the model. In addition to estimates of the exposure to be expected in the case of default and the conservative recognition of collateral, guarantees and netting agreements, these also take into account such statistical quantities as default rates, recovery rates und sectoral correlations. As part of the ongoing modification of the model, the input parameters for calculating risk were altered in 2004. At the same time, improved recognition of the influences of longer maturities on credit risk was integrated into the model. This relatively conservative approach led to a significant increase in the Credit VaR.

Strategic approach

Target groups and markets		Sectors	Countries	Bulk risks	Target groups	Products
	Corporate customers Germany	✔		✔	✔	
	Corporate customers abroad	✔	✔	✔	✔	
	Financial institutions		✔	✔	✔	
	Retail				✔	✔

The credit-risk model has great significance not only for portfolio and business-line analysis but also for the monitoring of bulk risks and as the basis for a risk/return-based overall Bank management. In connection with the value-based steering of corporate business which was introduced in 2004, standard risk costs and the economic capital costs are used in working out an economic contribution margin at the customer and individual transaction levels. Through risk-adjusted pricing, the risk/return ratio becomes central to lending in the acquisition of new and follow-up business as well. In this way, the Bank creates steering impulses even on the loan origination side which are in line with the portfolio targets defined by the credit-risk strategy.

Monitoring of credit portfolio

The goal and measure in the targeted monitoring of credit risk within the Group is the risk/return-based target portfolio defined as part of the credit-risk strategy, with the relevant sub-portfolios formed on the basis of target groups and markets.

Risk concentrations in sectors, countries, bulk risks and products/target groups are restricted by means of a traffic-lights system. New business (origination) is steered by means of selective instructions with regard to lending, enabling ZCP and ZCO to practice active portfolio management. One key feature in this respect is the creation of more dynamic parts of portfolios through recourse to credit derivatives, securitization and asset trading. All portfolio-management activities are closely coordinated with the front office and the trading units. In the year under review, various structured transactions for organizing the portfolio were analysed and prepared or are currently being implemented.

The essential core of **sectoral and country-risk monitoring** is a well-established limits/traffic-lights system pointing the direction for future business activities and lending. The degree to which the internally established and regularly adjusted sectoral or country limits have been exhausted determines the colour of the traffic lights, which steers sales efforts, using resources economically, and indicates where the Bank seeks new business and where its commitment is deemed to be large enough.

Under the traffic-lights system, groups of countries with a certain rating and minimum exposure are covered. The system distinguishes between the short-term bracket, on the one hand, and the medium to long term, on the other, according to the principle that countries with poorer ratings have less medium- and long-term business than countries with good ratings. For risk optimization purposes, the Bank has extended its controlling for a number of countries to so-called total exposure. This takes account not only of the net country exposure but also of the claims in a non-risk country on the foreign outlets and subsidiaries of a parent company based in a risk country. Monthly country-risk reporting ensures that in the case of unexpected portfolio developments counter-measures can be taken promptly. Country-risk reports appear at periodic intervals, describing the development of individual country exposures and the breakdown by rating category and region. In this way, the Bank achieves both risk-oriented control and geographical diversification in its exposure abroad.

The steering impulses for bulk risks and retail (products/target groups) take features specific to the segments into consideration. In the case of bulk risks, the traffic lights are determined by the use of economic capital. The credit-risk strategy has defined a Credit VaR of €20m per borrower unit as the critical ceiling. Monthly reports are prepared on the Group's commitments with the largest Credit VaR amounts. If ceilings are exceeded, risk-reduction targets are formulated, which form part of the credit-approval process. The management of bulk risks was considerably reinforced in the year under review by the inclusion of a maturity component in the Credit VaR. The active management of bulk risks made an important contribution in 2004 towards improving the result on the Bank's provisioning.

Monitoring credit risk for trading activities

The management of credit risk resulting from trading activities is based on MaH (Minimum requirements for trading activities of credit institutions). It takes account not only of counterparty and issuer risk but also of all the settlement risks resulting from trading activities. Primarily, a forward-looking presentation based on dynamic add-ons and simulation methods is used to quantify the risk for trading activities. Here, the risk-mitigating effects of netting agreements are taken into consideration, as is the effect of collateral agreements.

A system of limits is used to monitor whether daily utilization remains within the set framework. The system of limits directly intervenes in trading systems and ensures that credit exposure arising from trading activities is monitored right around the clock. At all times, the trading units can establish whether free trading lines are available by means of a so-called pre-deal limit check and may only conclude new deals to the extent that limits are free. Limit breaches are reported daily to the management. In addition to this daily reporting, the management is informed monthly about the largest off-balance-sheet transactions. Risk reporting, which also includes regular portfolio reports devoted to certain groups of counterparties, is complemented by an evaluation of limits and exposures by type of business, maturity, counterparty category and class of risk. A graduated procedure ensures that overdrafts are brought back within set limits.

The 20 largest sub-standard loans (ratings 4.5-5.5)

in € m


2,400
2,000
1,600
1,200
800
400
0
12/03
12/04

The 20 largest problem loans (ratings 6.0-6.5)

in € m


2,000
1,750
1,500
1,250
1000
750
500
250
0
12/03
12/04
performing
non-performing

Development of risk and risk provisioning

All identifiable credit risks are taken account of by forming the appropriate provisions. Doubtful credit exposures are classified by rating and kept in a special IT system, which makes it possible to process individual transactions effectively and to monitor risks. Under the newly developed rating systems, problem loans in corporate business will be assigned in future to five different default classes, differentiated by the reason for default. This will make it possible to reflect the specific risk situation of individual cases even better, which in turn will find expression in the amount of provisioning needed. In addition, an assessment of the individual borrower's future ability to pay will be used in calculating the amount of provisioning that is required.

For latent risks, general provisions are formed. For concrete creditworthiness risks – which are indicated by the rating – provision is made, applying Group-wide standards, by means of specific valuation allowances on the scale of the potential loss. The amount of provisioning required for problem loans is gauged by the unsecured part of the exposure. In international credit business, the economic and political situation of the country is also reflected in the overall assessment of a borrower. For loans to borrowers with an enhanced country risk (transfer or event risk), provisions are formed, if necessary, on the unsecured exposure, reflecting the relevant internal country rating, in the form of provision for country or individual risks, with priority always given to the latter type.

The adequacy of the Bank's risk provisioning is regularly monitored at the portfolio level. The expected need for provisions throughout the entire financial year is worked out each spring and autumn on the basis of careful bottom-up estimates. The early recognition of risk is complemented by two top-down estimates, whereby a gradual improvement in the early recognition of all portfolio risks has been achieved over the past few years. In addition, the largest sub-standard and problem loans are monitored in terms of the overall volume of risk, the development of ratings and other relevant risk parameters. This creates a great sensitivity towards risk in all portfolios and at all levels of decision-making. Usually, claims are removed from the books and residual amounts are written off or reversed only after the conclusion of insolvency proceedings, after disposal or after an accord has been reached with the borrower, or debts are waived at the expense of existing provisions. Experience has shown that, as a result, the level of problem loans – which includes non-performing loans and endangered performing loans – is higher than at institutions which follow, or have to follow, a policy of always making early write-downs due to their accounting rules.

High coverage ratio for non-performing loans

in € m


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Excess cover €634m
7,711
5,506
7,077
348
1,857
31.12.2003
Excess cover €1,215m
7,509
5,352
6,294
326
1,831
31.12.2004
Non-performing loans
Collateral
Country valuation allowances and global valuation allowances
Loan loss provisions

Provisioning of Commerzbank Group

Valuation allowances and loan losses (excl. country risk), 1992-2004


Allocation ratio[1]
Write-off ratio[2]
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
1.30
0.70
0.70
0.50
0.60
0.50
0.50
0.30
0.35
0.39
0.77
0.66
0.63
0.48
0.50
0.52
0.12
0.11
0.15
0.17
0.29
0.46
0.21
0.15
0.29
0.28
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

1) Net provision for risks as a ratio of average commercial loan portfolio, with valuation allowances deducted;
2) Write-offs as a percentage of average commercial loan portfolio

The Commerzbank Group's net provisioning in the 2004 financial year was €836m and thus far lower than in the previous year (€1,084m), despite an economic setting that remained difficult and a persistently high level of insolvencies. The net provisioning ratio was reduced year-on-year by 14 basis points to 0.52%, which meant that for the first time since 2001 it fell below the average of 0.54% for the past eight years. With a gross provisioning ratio of 0.85% (previous year: 0.99%), the Bank is similarly well below the long-term average of 0.93%. It should be borne in mind here that in Germany the risk situation has deteriorated due to the large number of corporate insolvencies, which increased again in 2004, and the many defaults of private customers, of which there are now hundreds of thousands every year. Commerzbank alone is registering 10,000 private-customer defaults per year, which are dealt with efficiently by Service Center Inkasso in Düsseldorf for the most part. By contrast, there has been a marked improvement outside Germany. Net provisioning abroad (excluding BRE Bank) is close to zero, a situation virtually unknown previously at the Bank.

Although conservative calculation of provisioning is very important for the Bank, the planned budget of €962m was significantly undercut through the active reduction of bulk risks, the very positive risk situation abroad and less serious problems at *Mittelstand* firms. Last year's write-off ratio mainly reflects the proactive sale of critically assessed performing loans, but also of non-performing loans, amounting altogether to €0.6bn. In this way, for one thing, the Bank has limited the unexpected loss in subsequent years; for another, this measure implies that a large portfolio of non-performing loans has been reduced – with an appropriate risk-coverage ratio being maintained. The excess cover for the unsecured portions of the non-performing loans increased from €0.6bn to €1.2bn in the year under review, underlining the conservative and early provision for risk.

Regions of foreign exposure as of 31.12.2004


74.7% Europe and Turkey
13.2% North America
7.1% Asia/Pacific
1.8% International Caribbean financial centres
1.4% Middle East and North Africa
1.1% Africa (excl. North Africa)
0.5% Central/South America
0.2% International organizations

Credit portfolio analysis

Credit risk management at Commerzbank relies heavily upon an intranet-based management information system (CoMKIS), a reporting and analytical tool forming an integral part of Group-wide credit-risk control. CoMKIS makes it possible to present the main steering parameters and important risk figures; it can also be used to perform individual evaluations, such as rating- or sector-based portfolio analyses. In this way, analyses of weak points may be made on the basis of various search criteria for the purpose of credit-risk strategy, and early-recognition indicators can be defined and evaluated.

Borrowing, by rating structure Commercial banking (gross, before collateral and provisioning) as of 31.12.2004

in per cent


December 2003
December 2004
35
30
25
20
15
10
5
0
3.7 3.9
22.9 21.9
31.9 33.4
24.2 23.8
7.5 7.0
1.7 1.6
2.5 2.9
5.5 5.5
n.r.
R1
R2
R3
R4
R5
R6
R6.5

Borrowing, by rating structure Investment banking as of 31.12.2004

in per cent


December 2003
December 2004
70
60
50
40
30
20
10
0
0.0 0.0
61.3 59.6
28.5 27.8
8.7 10.6
1.1 1.4
0.2 0.3
0.2 0.3
n.r.
R1
R2
R3
R4
R5
R6

In addition, indicators are provided for measuring portfolio quality. These are, for instance, rating-migration analyses, including the related upgrade/downgrade ratios. The CoMKIS information, covering both German and foreign credit business, is incorporated into the credit section of the monthly risk report, which was adjusted to MaK requirements in the year under review. The control information available from CoMKIS, therefore, permits a detailed analysis of portfolio developments over time and serves as a basis for launching and controlling measures to mitigate risk.

Use of credit derivatives

For Commerzbank, credit derivatives represent a central instrument for transferring credit risk. The Bank is successful in proprietary trading as a market maker and also offers its customers structured, derivative credit products. Commerzbank draws upon the expertise gained in proprietary trading to make selective use of the instruments as a credit surrogate in its banking book, thus enabling it to tap extra potential revenue in the form of risk/return-optimized earnings. In addition,

Credit derivatives (trading book) as of 31.12.2004

Reference assets, by rating class, in € bn


Protection sold
Protection bought
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
-40
-30
-20
-10
0
10
20
30
40

the instruments are employed as hedging vehicles in the selective reduction of risk. Here, Commerzbank uses credit derivatives to manage risk as well and to diversify the portfolio in line with the credit-risk strategy.

Securitization transactions

Commerzbank arranges and places ABS/MBS transactions for clients in Germany and other European countries. Issuing activity in 2004 was mainly concentrated on structuring synthetic securitizations – in which the risk transfer takes the form of credit linked notes and credit default swaps. There are also activities on a limited scale in the form of true sale securitization. The underlying securities are primarily residential and commercial mortgages, corporate loans and trade bills.

In order to diversify its portfolio and tap extra earnings potential, Commerzbank is active on a reasonable scale as an investor as defined by the new Basel Capital Accord (Basel II) in tranches of other securitization transactions. The Bank also uses securitizations as an originator in accordance with the Basel II definition for freeing up regulatory capital and for selectively selling and covering credit risk.

The following table presents an overview of Commerzbank's securitized assets (nominal volume of in-house securitization programmes as of December 31, 2004):

	Nominal amount in € m
Collateralized loan obligations (CLO) *	4,631
Residential mortgage-backed securities (RMBS)	6,242
Trade bills*	186
Total	**13,481**

* As CLO and trade-bill securitizations also represent revolving pools, the securitized volume in 2004 was €21,668m and €959m, respectively.

In order to promote the true-sale market in Germany and to improve the overall framework for these transactions, Commerzbank has joined the True Sale Initiative (TSI), cooperating with Kreditanstalt für Wiederaufbau and other banks. In corporate banking, Commerzbank offered securitization of claims on a larger scale, thereby giving companies an alternative source of finance to the capital market.

2) Monitoring and controlling market risk

Organization and strategy

The central management of market risk is the responsibility of Risk Control. However, the active management of risk is entrusted to the various business lines, which within the scope of set limits and trading competencies expose themselves to market risk for the purpose of generating revenue.

Apart from complying with the supervisory requirements, ZRC ensures risk transparency at all times and provides the Board of Managing Directors as well as the responsible business-line heads with prompt, reliable and clear information on the scale and origin of market risk on the basis of informative key ratios. Limits for the daily value-at-risk and the stress test, as well as loss-review triggers, are set. Reflecting the structure of the business line, these limits are allocated to subportfolio levels. Depending on the level in question, the limits are approved by either the head of the business line, the Risk Committee or the Board of Managing Directors. For 2005, Commerzbank has used economic capital and RoRaC for the first time in establishing its market-risk limits and it will take this as a basis for the risk/return-oriented steering of these limits.

The extent to which the limits are used at all relevant portfolio levels is reported daily to the Board of Managing Directors and the heads of business lines in the form of a risk and P&L report. ZRC also provides the Risk Committee at two-week intervals with detailed information on the development of market risk in the Group's trading and banking books through its so-called Market Risk Hotspots. The above-mentioned data and limit utilizations are complemented here by extensive scenario analyses. These simulate the impact of specific movements in interest-rate, equity, currency and credit markets.

The Risk Committee is the central body in which there is intensive discussion on the current market-risk position of the Group and the individual business lines and also on the impact of potential market scenarios. The divisional heads report their current strategy and their market expectation to the Risk Committee. The market-risk limits and their utilization are then regularly reviewed and adjusted if necessary.

With the approval of the Parent Bank, the subsidiaries have as a rule established a similar form of risk control. The corresponding market risks are normally monitored on a local basis by the respective trading units/subsidiaries. The relevant data are immediately made available to Risk Control at head office which calculates and monitors the Group risk.

Market-risk methodology

Percentage distribution of market risk as of 31.12.2004

1-day holding period; 97.5% confidence level



28.2% ZGT
26.4% ZCM
5.1% ZAM
30.0% Essen Hyp
2.9% EEPK
7.5% Other

Key requirements to be met in quantifying market risk are the compatibility of the risk measures used with those of other types of risk (for example, credit risk) and also recognition – as far as possible – of all the Group's positions involving market risk. For complex financial innovations in particular, sophisticated methods, procedures and guidelines are needed, which are established by ZRC and constantly reviewed with the goal of permanently improving them.

The calculation of market risk is based on the value-at-risk method. The value-at-risk (VaR) is the maximum loss in value of a portfolio during a given holding period with a given degree of probability (confidence level), assuming that the composition of the portfolio remains unchanged. VaR within the Commerzbank Group is worked out for the trading units ZCM and ZGT. In addition, the interest-rate and currency risks of the mortgage banks, the asset-management companies and other subsidiaries are included in the VaR calculation for the Group.

In view of the persistent uncertainty in the international financial markets and the management's far-reaching strategic decisions, the area of market risk was characterized by risk reduction in 2004. The following table shows the value-at-risk (excluding equity holdings) at Group level and for the largest units:

	Group		ZCM		ZGT		Essen Hyp	
in € m	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Maximum	55.8	62.1	26.6	19.9	27.4	27.7	27.6	29.9
Median	39.1	41.4	18.7	15.5	12.4	15.7	21.2	18.4
Minimum	21.3	25.7	11.3	9.1	8.9	9.3	9.1	8.6
Year-end figure	25.2	50.0	12.4	19.9	13.3	16.9	14.1	17.6


Group
ZCM
ZGT
Essen Hyp
70
60
50
40
30
20
10
0
Jan. Feb. March Apr. May June July Aug. Sep. Oct. Nov. Dec.

Value-at-risk in the course of 2004

Weekly averages, in € m
1-day holding period,
97.5% confidence level

In line with the supervisory requirements, the monitoring of market risk by ZRC covers the following categories:

- The **general market risk** represents the risk of loss to a portfolio through changes in equity prices, exchange rates, precious-metal/commodity prices or interest rates of the market as a whole and the respective volatilities. The general market risk of trading portfolios is calculated by means of historical simulation. For forecasting the changes in value of individual portfolios, the observed fluctuations of market prices, such as equity prices and interest rates, over the past 255 trading days are used. The advantage is that the individual portfolios can be easily aggregated and the observed market movements are taken into account.

- The **specific market risk** covers the risk of loss due to the change in price of individual interest-rate and equity-based financial instruments relative to changes in the respective market indices. A distinction is made between the specific equity price risk and the specific interest-rate risk. The specific interest-rate risk is calculated using the variance-covariance method. Potential losses are forecast not through changes in the risk factors themselves but rather through statistical parameters for the risk factors.

- The **interest-rate risk** is understood as the risk of adverse effects from changes in market interest rates on either the capital invested or current income. Different fixed-interest periods for claims and liabilities in on-balance business and derivatives represent the main source of interest-rate risk. The interest-rate risk is measured not only with the market-risk model but also on the basis of sensitivities related to certain maturities and extensive stress tests. In addition, the impact of historical interest-rate movements on the key interest-sensitive portfolios is examined every second week. Since last July, the impact of an interest-rate shock on the economic value of the Group's banking books has also been measured on a monthly basis. At Group level, the maximum decline due to a parallel shift of 200 basis points in the interest-rate curve averaged roughly one billion euros per year. This translates into a decline in equity of 7.4%, which is well below the limit of 20% for so-called outlier banks in terms of Basel II.

- The **market liquidity risk** is the risk of the Bank being unable to settle or hedge trading positions on time and to the desired extent due to the market situation. This includes, for example, OTC transactions or deals involving a large proportion of the total amount of securities which have been issued. Closing-out strategies for specific portfolios are defined for quantifying market liquidity risk. These indicate what proportion of a portfolio could, if necessary, be closed out or hedged after how many days. The strategies employed are updated at regular intervals after consultation with the relevant business lines.

Internal model and backtesting

At the Parent Bank and its foreign branches, Commerzbank uses an internal model in order to calculate the capital requirements for the general and specific market risk. In future, applications will be made for other subsidiaries to adopt the model. In the period under review, the Luxembourg banking supervisory authority approved the internal model for the subsidiary CISAL.

The model's reliability is regularly checked by means of backtesting. Apart from meeting supervisory requirements, the aim is to assess and steadily improve its forecasting quality. This begins with a retrospective comparison of the forecast risks with the profits and losses which would have occurred if unchanged positions are assumed. The total number of significant deviations provides the basis for the evaluation of the internal risk model by the supervisory authorities.

Backtesting in the course of 2004

in € m


Backtesting P&L
VaR 97.5%
VaR 99%
45
30
15
0
-15
-30
-45
Jan.
Feb.
March
Apr.
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

In the 2004 financial year, as in previous years, the registered deviations were at all times within the range defined by the German Financial Supervisory Authority (BaFin). This underscores the quality of the risk model. In some cases, the same evaluation models had been used for backtesting the VaR model as those applied in calculating risk. In the year under review, this method was replaced by an approach based entirely on market prices.

Stress tests

In order to take account of possible extreme market movements, the calculation of VaR is complemented by stress tests. As a rule, these are historically or hypothetically derived scenarios by means of which potential losses are quantified under extreme market conditions. The stress tests that are employed as part of daily reporting differ from business line to business line and are adapted to accommodate individual portfolios. In addition, a stress test is regularly performed across portfolios and the impact of historical crisis scenarios on the Group as a whole is simulated.


ZCM
ZGT
Essen Hyp
350
300
250
200
150
100
50
0
Jan.
Feb.
March
Apr.
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

Stress tests in the course of 2004

Weekly averages, in € m

Review of valuation models

A major function of Risk Control is to ensure the permanent quality of the valuation models and algorithms for traded financial instruments and also their further refinement. Commerzbank submits new or revised valuation models to a careful, independent examination before they are employed for official purposes such as calculating P&L or market risk.

In the case of system changes – a new release, for example – a change process for system and valuation modifications is carried out in order to guarantee that the models employed always meet the internally approved standard. If necessary, provisions are formed for identified model deficiencies and regular checks are made to ensure that they are adequate. In the period under review, the models for presenting and evaluating complex financial instruments were examined by an independent auditor. The outcome coincided with the results produced in-house, thus underlining the quality of the process.

3) Monitoring and controlling equity holding risk

The monitoring of equity holding risk is performed by Risk Control, whereas the management of such risks is handled by two different units of the Bank. Private equity business is coordinated by Corporate Banking (ZCB) and monitored by the operative credit unit ZCO. Strategy and Controlling (ZKE) is responsible for all the strategic and other equity holdings, performing the independent back-office function.

As far as new acquisitions of interests are concerned, the potential risks are analysed in advance by means of due diligence measures, while already existing equity investments are controlled on the basis of regular reports from the enterprises in question. In addition to these measures, the market risk stemming from the Bank's listed equity investments is monitored daily – like the calculation of trading positions – by Risk Control and reported, together with the risk from non-listed investments, to the Board of Managing Directors.

4) Monitoring and controlling liquidity risk

Organization and strategy

Ensuring that Commerzbank is solvent at all times, including crisis situations, is the duty of the staff department Group Treasury (ZGT). At Commerzbank, liquidity risk used as a synonym for the risk of possible payment gaps and is counted as a feature of an institution's solvency. In accordance with supervisory requirements (Principle II), an institution's liquidity is deemed to be guaranteed if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period.

In 2004 (2003), the liquidity coefficient lay between 1.13 (1.09) and 1.19 (1.18) and was thus at all times well above the value of 1.0 required by the supervisory authorities. However, a liquidity risk also exists for the full maturity spectrum of an institution's asset/liability positions. To complement the supervisory approach, therefore, Commerzbank has computed additional internal liquidity ratios since last July.

Liquidity ratios as the basis for controlling
Already in 2002, the Bank started to introduce a forward-looking approach to working out available net liquidity (ANL) in order to overcome the weaknesses of the ratios under Principle II and to meet elementary demands of Basel II. A key aspect of adopting the ANL approach is the calculation of so-called legal and economic cash flows, both for balance-sheet and off-balance-sheet items. Legal cash flows cover the flows of payments expected under contractual agreements, whereas economic cash flows are primarily dependent upon customers' behaviour and have to be estimated by drawing upon the relevant experience. For future liquidity gaps, offset assets are worked out (balance sheet liquidity), resulting from borrowing against liquid assets and/or disposing of such assets. All three ratios are worked out both under current market conditions and under various stress scenarios influenced by either market or behavioural factors and monitored on the basis of pre-established internal standards.

Liquidity-risk measurement
Risk Control is responsible for measuring and monitoring liquidity risk throughout the Group. Like the management of liquidity, the monitoring of the Group's liquidity risk is based upon the daily calculation of ANL. ANL and the relevant use made of limits are worked out daily and are made available on special pages of Commerzbank's intranet for further processing. All limit overruns are reported to ZGT and the Risk Committee. In 2005, the setting and monitoring of limits is to be extended to cover the subsidiaries Hypothekenbank in Essen, EEPK and BRE Bank as well to comply with the regulatory requirements of Basel II in terms of Group-wide management by means of liquidity limits.

Liquidity management
The future funding need is calculated on the basis of the ANL figures, projected into the future, complemented by potential liquidity effects resulting from business-policy decisions. The aim is to manage liquidity efficiently and to cover the Bank against market fluctuations, taking into account the recommendations of Basel II. For this purpose, the Bank practises the stable funding concept, whereby long-term lending is largely funded at long term. In order to react promptly to any gaps that are identified between Commerzbank's assets and its funding side, the structure of the balance sheet is constantly analysed. In addition, ZGT maintains substantial liquidity portfolios in the leading currency centres. At end-2004, the Bank – as in the previous year – had a liquidity reserve of €21bn.

5) Monitoring and controlling operational risk

Organization and strategy

Commerzbank's management of operational risk is built upon the Basel Committee requirements, published in 2003 ("Sound practices for the management and supervision of operational risk"). In the year under review, the set of internal rules developed on this basis, the Operational Risk Management Framework, were supplemented and refined. Those responsible at the various organizational units as well as independent Risk Control draw upon common methods and systems for identifying, evaluating, analysing, reporting and managing operational risk.

The Operational Risk Committee and the Risk Committee are regularly informed about the risk situation. In addition, the Global OpRisk Forum, chaired by ZRC, serves to help Risk Control and the operational risk managers prepare the ground for decisions and discuss current developments and events; it also serves the general exchange of views at the work level.

Losses resulting from operational risk

in € m


35
30
25
20
15
10
5
0
12/03
12/04

Operational risk methods

On the basis of the requirements published to date ("International convergence of capital measurement and capital standards", June 2004), the Bank last year created the main conditions for working out the capital needed for operational risk in accordance with the Basel II Advanced Measurement Approach (AMA). For this purpose, quantitative and qualitative methods were implemented which make it possible to calculate a value-at-risk for operational risk. Above all, this means continuing to collect throughout the Group – in line with Basel II – loss data that exceed €5,000. The minimum collection of three years of internal loss data was realized.

Losses resulting from operational risk

No. of loss events


400
350
300
250
200
150
100
50
0
12/03
12/04

Starting with Investment Banking, the end-to-end processes were systematically documented. These successively form the basis for carrying out cross-process quality self-assessments. All the necessary data are collected regionally in an intranet-based system and evaluated at head office.

For modelling the fat tail of the loss distribution – i.e. the financial risk of rare major loss events – external loss data from Operational Riskdata eXchange Association, Zurich (ORX) are used as well. With the aid of these, the Bank's risk profile can be compared with that of other international banks. In addition, the combination of loss data and qualitative information in an operational-risk controlling system paves the way for the creation of operational-risk profiles for the individual business and service units. This provides important impulses for managing operational risk.

In addition to the anonymous external data from ORX, the Bank had recourse to the evaluation of public external data last year. These are particularly useful for developing suitable scenario analyses. Commerzbank also participated in an initiative of international banks to establish a uniform system for building up and collecting so-called key risk indicators, i.e. data permitting a statement on future potential risks of loss.

The stability, quality and information value of the implemented mathematical-statistical AMA model were confirmed in the year under review by sample calculations and the AMA model was already employed in the internal calculation of economic capital. The economic capital required for operational risk as of December 31, 2004 represents the figure before insurances and the correlations between the Bank's various business units have been taken into consideration, which have a risk-mitigating effect. These two components will gradually be added to the model in 2005.

Parallel to this, the future capital requirements are still calculated according to the standardized approach of Basel II. The partial use of AMA and the standardized approach is also possible for individual Group units. By participating in the relevant national and international working groups, Commerzbank is continuing to play an active role in the debate on such issues.

Legal risk

The management of the Commerzbank Group's legal risk worldwide is entrusted to Legal Services (ZRA). The central function of ZRA is to recognize potential losses arising from legal risk at an early stage and to devise solutions for reducing, restricting or avoiding such risks. In this connection, ZRA produces guidelines and standard contracts for the entire Group, which are implemented in close cooperation with business lines, branches and subsidiaries.

In addition to implementing and monitoring these uniform standards, ZRA advises all units of the Bank with regard to legal issues. The duties of ZRA also include informing the Board of Managing Directors and head-office departments about the impact of major legal changes and risks, as well as regularly adapting the Group's guidelines and specimen contracts to new legal frameworks. ZRA also manages the provisions for the Commerzbank Group's legal proceedings and ensures that they are included in the calculation of operational risk. The major legal proceedings against the Commerzbank Group are reported at regular intervals to the Risk Committee, the Board of Managing Directors and the Supervisory Board in the form of individual analyses.

Trading Operations Committee

The Bank has devoted intensive study to further optimizing the organizational and technical environment of its trading activities. To this end, the Trading Operations Committee was created; it is chaired by the CRO with the participation of the management board members responsible for trading, back office/IT and monitoring and also the Group managers. In 2004, uniform end-to-end process documentation was completed for all trading and back-office processes, thereby helping to reduce operational risk. A critical review and further automation of reconciliation and confirmation in particular also served this end.

The Bank's existing product portfolio was overhauled and processes were streamlined by optimizing the new product database. The integration of a trading tool for complex products, developed in-house, into the Bank's overall systems was also positive in this context. In the future, too, the Bank will work towards further reducing the complexity of its IT. Given the significance of all these measures for the efficiency and stability of investment-banking processes, Commerzbank has had the various sub-projects certified by independent auditors.

Business contingency and continuity planning

In order to ensure that banking activities are maintained and to reduce losses arising from serious interruptions of its operations to a minimum, the Bank has business contingency plans in written form. In a Group-wide central business contingency policy, the responsibilities of the different head-office departments and individual units are described. Last year, the MaK rules were added to the business contingency requirements. The self-assessments previously only performed for the units relevant for MaH are now also relevant for those covered by MaK.

By means of regular self-assessments, the Bank creates for itself a standardized overview of the emergency measures for which the units assume responsibility. In addition, numerous emergency tests are conducted in which, for example, the failure of the entire trading and service centre or individual locations or systems are simulated. For this purpose, business contingency managers have been appointed at the various units.

6) Monitoring and controlling business risk

In line with their immediate responsibility for risk and earnings, the individual divisions and subsidiaries of the Bank also take charge of the operational management of business risks which occur in their area of activity. As part of the overall steering of the Bank, business risk is also included in the calculation of economic capital. Business risk is worked out using an earnings/cost-volatility model, which calculates historical monthly deviations of the actual from the planned result for fee income. The model was refined further in the year under review and extended to reflect cost fluctuations. As with the procedure applied for other types of risk, the calculation is based on a confidence level of 99.95% and a one-year time frame.

7) Monitoring and controlling other risks

Pillar II of the new Basel framework and MaRisk call for an integrated approach to risk and consequently that other categories of risk be considered, in particular strategic risk and reputational risk. As it is not possible to model these risks with the aid of mathematical-statistical methods – the procedure employed for market, operational and business risk – these types of risk are subject to qualitative controlling.

Monitoring and controlling strategic risk

Responsibility for the strategic steering of Commerzbank lies with the Board of Managing Directors, with support in the case of strategic issues provided by Strategy and Controlling (ZKE). Some business-policy decisions also require the approval of the Supervisory Board. Constant observation of German and international competitors leads to an analysis of the major changes and developments, with conclusions derived for the Bank's strategic positioning and the appropriate measures introduced for ensuring competitiveness.

Monitoring and controlling reputational risk

Reputational risk may result in particular from the wrong handling of other risk categories. The basis for avoiding reputational risk, therefore, is a sound risk-control and risk-management infrastructure. In addition, Commerzbank avoids business-policy measures and transactions which entail extreme tax or legal risks and also environmental risks. Through its corporate governance, the Bank ensures that it remains within the framework of its articles of association and published business-policy principles. Observance of all German and foreign regulations and supervisory requirements in connection with securities transactions is monitored by Compliance and Security (ZCS), which reports directly to the CFO. The general avoidance of conflicts of interest or – wherever necessary – management of such conflicts, the reduction of the potential for insider trading, and protection for staff and investors all play an important role in protecting the Bank's reputation. Against this background, all its business-policy measures and activities are subjected to careful scrutiny.

IV. Summary and outlook

Commerzbank has an efficient system of risk management and risk control, which is constantly being refined with a view to the future. The Bank makes sure that the methods used for measuring and managing risk live up to today's demands, as the early recognition of risk forms the basis for professional and active risk management and risk control. By focusing on the systematic implementation of a risk/return-based risk policy, the Bank's risk-management system makes a major contribution towards a value-based overall Bank management.

All the parties involved showed great commitment in maintaining the current projects for implementing new supervisory requirements (Basel II, MaK) in 2004. The Bank took a major step forward in this respect, leading not only to an optimized capital allocation in accordance with Basel II but also to a distinct improvement in risk-sensitive steering.

In 2005, it is planned to introduce new and even more efficient state-of-the-art rating methods for credit risk across the entire corporate portfolio, creating an essential precondition for professional and cost-efficient risk management and risk-adjusted capital allocation under the IRB Advanced Approach. The related risk-adjusted pricing will make it possible for the Bank to indicate its readiness to lend to those SMEs which represent a much higher risk. In this way, the Bank can substantially reduce the type-II error of lost business – in other words, largely avoid rejecting business for risk reasons with firms which, in fact, have a sound financial standing.

Thanks to the great progress made in collating, evaluating and modelling operational risk, all the main requirements for applying the advanced AMA approach of Basel II were met in the year under review. The improved analytical tools for identifying the unexpected loss arising from operational risk enable the Bank to identify risk-carrying processes in good time and to remove weak points.

For market risk, the existing systems for measuring and monitoring risk have proved to be efficient. Here the Bank consistently employs future-oriented value-at-risk approaches using simulation calculations and stress scenarios. The more dynamic limit-steering which is targeted will help the Bank in future to reduce potential risk at an early stage and give it ample scope, depending on the economic situation, for good business scenarios.

The credit portfolio is being selectively restructured to reflect the credit-risk strategy adopted in 2004. Clear incentives will be provided for expanding total lending according to plan, but also for reducing and limiting higher-risk sub-portfolios. The focus in risk mitigation is on bulk risks. In the intensive treatment area, the Bank is prepared to act as lead manager; its staff in this segment are developing quite consciously into risk managers, concentrating in their clients' interest on preserving the company and its jobs.

Through the expansion of portfolio-management activities and the early adoption of risk-mitigating measures, it proved possible to lower provisioning considerably again last year, with the selective reduction of latent bulk risks making an important contribution here. Given its positive experience in managing bulk risks, the Bank has begun under its credit-risk strategy to base the risk/return-oriented steering of business for all sub-portfolios on expected loss, the use of economic capital and RoRaC.

It is evident that the credit markets are becoming ever more liquid thanks to syndications, ABS/CDS/CDOs, more sophisticated secondary markets and the arrival of new market participants such as (hedge) funds. In future, therefore, the mark-to-market management of risk-weighted assets in the banking book and the use of business opportunities through active portfolio management will take on ever greater importance. The Bank will continue to develop its structures and systems in order to seize the opportunities which arise in this connection.

Commerzbank sees its activities for constantly refining its risk management and risk control as a key factor in its success in creating value for shareholders, customers and employees. Good risk-management systems increase efficiency in both front-office and back-office functions. The Bank believes that substantial value leverage still exists for boosting the Bank's earnings performance on a sustained basis in the claim to "being the benchmark in risk control and management".



PARIS Pont Neuf

Since 1976, we have had a branch in the city on the Seine.
It is one of the most important and largest in our core region of Western Europe.
In addition, Paris is one of our leading locations for asset management. Here Caisse Centrale de Réescompte is active, whose success is largely attributable to its expertise in managing money-market funds.

financial statements in accordance with international accounting standards (ias) / international financial reporting standards (ifrs) for the commerzbank group as of december 31, 2004

Notes

Notes

income statement

	Notes	1.1.–31.12.2004 € m	1.1.–31.12.2003 € m	Change in %
Interest received		11,352	11,767	–3.5
Interest paid		8,361	8,991	–7.0
Net interest income	(29)	2,991	2,776	7.7
Provision for possible loan losses	(11, 30, 49)	–836	–1,084	–22.9
Net interest income after provisioning		2,155	1,692	27.4
Commissions received		2,587	2,505	3.3
Commissions paid		337	369	–8.7
Net commission income	(31)	2,250	2,136	5.3
Net result on hedge accounting	(32)	6	40	–85.0
Trading profit	(33)	539	737	–26.9
Net result on investments and securities portfolio (available for sale)	(34)	361	291	24.1
Operating expenses	(35)	4,461	4,511	–1.1
Other operating result	(36)	193	174	10.9
Operating profit		**1,043**	**559**	**86.6**
Regular amortization of goodwill	(37)	83	110	–24.5
Profit from ordinary activities before restructuring expenses and expenses arising from special factors		**960**	**449**	·
Restructuring expenses	(38)	132	104	26.9
Expenses arising from special factors	(39)	–	2,325	·
Profit from ordinary activities after restructuring expenses and expenses arising from special factors		**828**	**–1,980**	·
Extraordinary profit		–	–	–
Pre-tax profit		**828**	**–1,980**	·
Taxes on income	(40)	353	249	41.8
After-tax profit		**475**	**–2,229**	·
Profit/loss attributable to minority interests		–82	–91	–9.9
Net profit/net loss	(41)	**393**	**–2,320**	·

Appropriation of profit	2004 €m	2003 €m	Change in %
Net profit/net loss	393	–2,320	·
Allocation to retained earnings/ Transfer from capital reserve	–243	2,320	·
Consolidated profit	**150**	**0**	·

The consolidated profit represents the distributable profit of Commerzbank Aktiengesellschaft. The proposal will be made to the AGM that a dividend of €0.25 per share be paid from the net profit. With 598,586,929 shares issued, this translates into an overall payout of €150m. Last year, no dividend payment was made.

Basic earnings per share	Notes	2004 €	2003 €	Change in %
Earnings/loss per share	(41)	0.66	–4.26	·

The calculation of the earnings/loss per share according to IAS is based on the net profit or the net loss, with minority interests not taken into consideration. There were no diluted earnings per share since – as in the previous year – no conversion or option rights were outstanding.

INTERCREDITOR AGREEMENT

THIS **INTERCREDITOR AGREEMENT** (this "Agreement") is made as of March ____, 2005 by and between **COLONIAL BANK, N.A.**, a national banking association, individually and in its capacity as "Agent" (the "Warehouse Agent") under the Senior Warehouse Credit Agreement (as defined below) on behalf of and for the benefit of itself and the Senior Warehouse Creditors (as defined below) and, further, in its capacity as "Agent" (the "Servicing Agent," and together with the Warehouse Agent, the "Senior Lien Agent") under the Senior Servicing Credit Agreement (as defined below) on behalf of and for the benefit of itself and the Senior Servicing Creditors (as defined below) or, in each case, any successor thereto under said Senior Warehouse Credit Agreement and/or Senior Servicing Credit Agreement, **OPTEUM FINANCIAL SERVICES, LLC**, a Delaware limited liability company (the "Company"), and **CITIGROUP GLOBAL MARKETS REALTY CORP.** ("Citigroup"), in its capacity as collateral agent for the Subordinated Creditors (as defined below and in such capacity, including its successors and assigns from time to time, the "Subordinated Lien Agent"). Capitalized terms used herein but not otherwise defined herein have the meanings set forth in Article 1 below.

RECITALS

WHEREAS, pursuant to that certain Servicing Loan and Security Agreement, dated as of November 5, 2004 (as amended, restated, modified or supplemented from time to time, the "Senior Servicing Credit Agreement"), by and among the Company, the Servicing Agent, the lenders party thereto (together with any other lender which, from time to time, may become a "Lender" under the Senior Servicing Credit Agreement, shall be individually a "Senior Servicing Creditor," and collectively and individually, the "Senior Servicing Creditors"), the Senior Servicing Creditors, on a ratable basis up to the total of each Senior Servicing Creditor's Commitment will provide (or continue to provide) a servicing facility in the maximum aggregate amount of $49,500,000.00 (as modified, amended, increased, decreased, renewed or extended from time to time, the "Servicing Facility") to the Company;

WHEREAS, pursuant to that certain Mortgage Warehouse Loan and Security Agreement, dated as of November 5, 2004 (as amended, restated, modified or supplemented from time to time, the "Senior Warehouse Credit Agreement," and together with the Senior Servicing Credit Agreement, collectively and individually, the "Senior Credit Agreement"), by and among the Company, the Warehouse Agent, the lenders party thereto (together with any other lender which, from time to time, may become a "Lender" under the Senior Warehouse Credit Agreement, shall be individually a "Senior Warehouse Creditor," and collectively and individually, the "Senior Warehouse Creditors"; the term "Senior Warehouse Creditor" as used herein shall also mean and include, where the context permits or requires, the Warehouse Agent, in its capacity as a lender with regard to the Swing-Line Facility (referred to herein below); the term "Senior Creditors" as used herein shall mean and include, where the context permits or requires, the Senior Warehouse Creditors and/or the Senior Servicing Creditors), (i) the Senior Warehouse Creditors, on a ratable basis up to the total of each Senior Warehouse Creditor's Commitment will provide (or continue to provide) a mortgage warehouse facility in the current maximum aggregate amount of $245,500,000.00 (as modified, amended, increased, decreased, renewed or extended from time to time, the "Warehouse Facility," and together with the Servicing Facility and the Swing-Line Facility, collectively and individually, the "Senior Credit Facilities") to the Company, and (ii) the Warehouse Agent may (but shall not be obligated to) provide (or continue to provide), in its sole discretion, a swing-line facility in the current maximum aggregate amount of $24,500,000.00 (as modified, amended, increased, decreased, renewed or extended from time to time, the "Swing-Line Facility") to the Company under and as part of the Warehouse Facility;

WHEREAS, pursuant to that certain Credit Agreement, dated as of the date hereof (as amended, restated, modified or supplemented from time to time, the "Subordinated Credit Agreement"), by and among the Company, Citigroup, as Administrative Agent, Citigroup, as Collateral Agent and the lenders party thereto (together with any other lender which, from time to time, may become a "Lender" under the Subordinated Credit Agreement, shall be individually a "Subordinated Creditor," and collectively and individually, the "Subordinated Creditors"), the Subordinated Creditors will provide a revolving credit facility (as modified, amended, increased, decreased, renewed or extended from time to time, the "Subordinated Facility") to the Company;

WHEREAS, (i) pursuant to the Senior Servicing Credit Agreement, the Company has granted a first priority Lien to the Servicing Agent on the Senior Collateral (as defined herein) to secure the Obligations under the Senior Servicing Credit Agreement and (ii) pursuant to the Senior Warehouse Credit Agreement, the Company has granted a second priority Lien to the Warehouse Agent on the Senior Collateral (as defined herein) to secure the Obligations under the Senior Warehouse Credit Agreement;

WHEREAS, pursuant to that certain Intercreditor Agreement, dated as of November 5, 2004 (as amended, restated, modified or supplemented from time to time, the "Senior Intercreditor Agreement"), by and among the Company, the Servicing Agent, the Warehouse Agent and each of the Senior Creditors, the parties thereto agreed that as between the Servicing Agent and Warehouse Agent, the Servicing Agent shall have a first priority Lien on the Senior Collateral and the Warehouse Agent shall have a second priority Lien on the Senior Collateral;

WHEREAS, the Company has proposed to grant to the Subordinated Creditor a Lien on the Collateral to secure the Subordinated Obligations (as defined herein) pursuant to that certain Third Lien Security Agreement, dated the date hereof (as amended, restated, modified or supplemented from time to time, the "Subordinated Security Agreement"), between the Company and the Subordinated Lien Agent for the benefit of the Subordinated Creditors;

WHEREAS, in order to induce the Senior Creditors, the Warehouse Agent and/or the Servicing Agent to consent to the Company incurring the Subordinated Obligations, the Subordinated Lien Agent on behalf of the Subordinated Creditors has agreed to the subordination, intercreditor and other provisions set forth in this Agreement;

NOW THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Specific Definitions.

As used in this Agreement, the term:

"Agreement" shall have the meaning set forth in the preamble to this Agreement.

"Bankruptcy Code" means The Bankruptcy Code of 1978, as amended from time to time (11 U.S.C. Sections 101 et seq.), and any replacement or successor act which has a substantially similar purpose.

"Citigroup" shall have the meaning set forth in the preamble to this Agreement.

"Collateral" shall mean, collectively and individually, the Senior Collateral and the Subordinated Collateral.

"Company" shall have the meaning set forth in the preamble to this Agreement.

"Comparable Subordinated Security Agreement" means, in relation to any Collateral subject to any Lien created under any Senior Debt Document, that Subordinated Debt Document which creates a Lien on the same Collateral, granted by the Company.

"Contemplated Warehouse Security Agreement" means the security agreement (whether separate from or as an amendment and/or restatement to the Excluded Servicing Security Agreement) to be entered into in accordance with the Subordinated Credit Agreement, as supplemented, amended or restated from time to time, between the Company and Subordinated Lien Agent pursuant to which the Company proposes to grant a second priority Lien to the Subordinated Lien Agent in certain warehouse collateral that is already subject to a first priority Lien of another Person under Other Approved Facilities (as such term is defined in the Senior Credit Agreement) to secure the Subordinated Obligations, which security agreement and Lien is not subject to this Agreement.

"DIP Financing" shall have the meaning set forth in Section 6.2 of this Agreement.

"Excluded Residual Security Agreement" means the Pledge and Security Agreement dated as of March __, 2005, as supplemented, amended or restated from time to time, between the Company and Subordinated Creditor pursuant to which the Company has granted a first priority Lien to Subordinated Creditor that is not subject to this Agreement or any other intercreditor agreement on certain residual and other interests described therein to secure the Subordinated Obligations.

"Excluded Servicing Security Agreement" means the Second Lien Security Agreement dated as of March __, 2005, as supplemented, amended or restated from time to time, between the Company and Subordinated Creditor pursuant to which the Company has granted a Lien to Subordinated Creditor in certain servicing collateral that is already subject to a first priority Lien of another Person under Other Approved Facilities (as such term is defined in the Senior Credit Agreement) to secure the Subordinated Obligations, which security agreement and Lien is not subject to this Agreement.

"Impair," "Impaired" or "Impairment" shall mean any voluntary or involuntary (i) disallowance in whole or in part of the Senior Obligations, (ii) extension of the maturity date of the Senior Obligations, (ii) reduction in the amount or in the principal or interest (resulting from a rate reduction or otherwise) payable with regard to the Senior Obligations, or (iii) change in the collateral at any time securing the Senior Obligations (resulting from a reclassification of the Senior Obligations from secured to partially or wholly unsecured or otherwise), whether occurring in any Insolvency Proceeding or otherwise.

"Insolvency Proceeding" means any receivership, conservatorship, general meeting of creditors, insolvency or bankruptcy proceeding, assignment for the benefit of creditors, or any proceeding by or against the Company for any relief under any bankruptcy or insolvency law or other laws relating to the relief of debtors, readjustment of indebtedness, reorganizations, compositions or extensions, including, without limitation, proceedings under the Bankruptcy Code, or under other federal, state or local statute, laws, rules and regulations, all whether now or hereafter in effect.

"Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any written agreement to give any of the foregoing), any conditional sale or other title retention agreement and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction.

"Notice" means notice given in accordance with Section 7.6 hereof.

"Obligations" shall mean the "Obligations" as defined and set forth in each of the Senior Debt Documents, as the context permits or requires and, further, shall mean and include any and all such Obligations as the same exist prior to any Impairment.

"Person" shall mean an individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated association, or other entity, or a government or any political subdivision or agency thereof.

"Recovery" shall have the meaning set forth in Section 6.6 hereof.

"Senior Collateral" shall mean any and all of the "Servicing Collateral" as such term is defined in the Senior Servicing Credit Facility.

"Senior Commitment" shall mean, collectively and individually, the Senior Servicing Creditor's Commitment and the Senior Warehouse Creditor's Commitment.

"Senior Credit Facilities" shall have the meaning set forth in the recitals to this Agreement.

"Senior Creditors" or "Senior Creditor" shall have the meaning set forth in the recitals to this Agreement.

"Senior Debt Documents" shall mean, collectively and individually, the Senior Credit Agreement and all other Loan Documents (as defined in each Senior Credit Agreement) and each of the other agreements, documents and instruments providing for or evidencing any other Senior Obligations, as each may be modified from time to time.

"Senior Intercreditor Agreement" shall have the meaning set forth in the recitals to this Agreement.

"Senior Obligations" means all indebtedness, liabilities and obligations of the Company to the Senior Creditors (or any of them), the Warehouse Agent or the Servicing Agent of every kind and nature whatsoever, whether now existing or hereafter arising or created at any time pursuant to the Senior Debt Documents or otherwise, including without limitation, the Obligations, and all other such indebtedness, liabilities and obligations of the Company to the Senior Creditors (or any of them), the Warehouse Agent or the Servicing Agent (i) which are direct, indirect, contingent, primary, secondary, alone, jointly with others, acquired directly or by assignment, due, to become due, unsecured, secured, future advances, incurred or assumed, (ii) which relate to or arise from the issuance of letters of credit, or guaranties, indemnifications or other similar agreements in favor of third parties made by the Senior Creditors (or any of them), the Warehouse Agent or the Servicing Agent at the request or for the benefit of the Company, (iii) which are claims of subrogation, indemnification, reimbursement or contribution of the Senior Creditors (or any of them), the Warehouse Agent or the Servicing Agent against the Company or any other Person relating in any manner to obligations of the Company or the Collateral (as such term is defined in the Senior Credit Agreement), (iv) which are claims of whatever nature and whenever arising on account of the avoidance of payments or other transfers to or for the benefit of the Senior Creditors (or any of them), the Warehouse Agent or the Servicing Agent in Insolvency Proceedings or otherwise, or (v) which are claims (including, without limitation, claims arising or accruing after the commencement of Insolvency Proceedings by or against the Company or its assets, whether or not such claims are allowed) for principal, interest, expense payments, liquidation costs, and attorneys' fees and expenses, all of the foregoing whether arising under contract, by tort, at law, in equity or otherwise; together with all extensions, refinancings, replacements, increases and renewals thereof.

"Senior Lien Agent" shall have the meaning set forth in the preamble to this Agreement.

"Senior Servicing Credit Agreement" shall have the meaning set forth in the recitals to this Agreement.

"Senior Servicing Creditors" shall have the meaning set forth in the recitals to this Agreement.

"Senior Servicing Creditor's Commitment" shall mean the "Servicing Commitment" of each Senior Servicing Creditor as such term is set forth in the Senior Servicing Credit Agreement.

"Senior Warehouse Credit Agreement" shall have the meaning set forth in the recitals to this Agreement.

"Senior Warehouse Creditors" shall have the meaning set forth in the recitals to this Agreement.

"Senior Warehouse Creditor's Commitment" shall mean the "Warehouse Commitment" of each Senior Warehouse Creditor as such term is set forth in the Senior Warehouse Credit Agreement.

"Servicing Agent" shall have the meaning set forth in the preamble to this Agreement.

"Servicing Facility" shall have the meaning set forth in the recitals to this Agreement.

"Subordinated Collateral" shall mean any and all of the "Collateral" as such term is defined in the Subordinated Security Agreement. Subordinated Collateral, in any event, shall not include collateral pledged by the Company to the Subordinated Creditor that does not constitute or purport to constitute Senior Collateral.

"Subordinated Credit Agreement" shall have the meaning set forth in the recitals to this Agreement.

"Subordinated Creditor" shall have the meaning set forth in the recitals to this Agreement and shall also include, without limitation, the Subordinated Lien Agent and the "Lenders", "Lender Counterparties" and other "Secured Parties, as each such term is defined in the Subordinated Credit Agreement.

"Subordinated Debt Documents" shall mean the Subordinated Credit Agreement, the Subordinated Security Agreement and each of the other agreements, documents and instruments providing for or evidencing any other Subordinated Obligations, as each may be modified from time to time. Subordinated Debt Documents shall not include any security agreements between Company and Subordinated Lien Agent that covers collateral other than Senior Collateral.

"Subordinated Facility" shall have the meaning set forth in the recitals to this Agreement.

"Subordinated Obligations" means all "Obligations" as defined in the Subordinated Credit Agreement, including all obligations of every nature of the Company from time to time owed to the Subordinated Creditors (including former Subordinated Creditors) under any Subordinated Debt Documents, whether for principal, interest, payments for early termination of any hedge agreement, fees, expenses, indemnification or otherwise..

"Subordinated Lien Agent" shall have the meaning set forth in the preamble to this Agreement.

"Subordinated Security Agreement" shall have the meaning set forth in the recitals to this Agreement.

"Swing-Line Facility" shall have the meaning set forth in the recitals to this Agreement.

"Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect from time to time in the applicable jurisdiction.

"Warehouse Agent" shall have the meaning set forth in the preamble to this Agreement.

"Warehouse Facility" shall have the meaning set forth in the recitals to this Agreement.

Section 1.2 Other Definitional Provisions.

Unless otherwise defined herein, all terms used herein shall have the same meanings as assigned to them by the Uniform Commercial Code unless and to the extent varied by this Agreement. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are references to sections or subsections of, or schedules or exhibits to, as the case may be, this Agreement unless otherwise specified. As used herein, the singular number shall include the plural, the singular and the use of the masculine, feminine or neuter gender shall include all genders, as the context may require. Reference to any one or more of the Senior Debt Documents or the Subordinated Debt Documents shall mean the same as the foregoing may from time to time be amended, restated, substituted, extended, renewed, supplemented or otherwise modified.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Subordinated Creditor.

The Subordinated Lien Agent represents and warrants to the Senior Lien Agent and the Senior Creditors that:

(a) the Subordinated Obligations are not secured by any Lien or security interest, other than the Subordinated Lien Agent's Liens on (i) the Subordinated Collateral, (ii) certain residual interests, limited liability company interests in SouthStar Funding, LLC, pledged collateral accounts in connection with the residuals and other interests as more specifically described in the Excluded Residual Security Agreement, (iii) certain servicing collateral as more specifically described in the Excluded Servicing Security Agreement, (iv) certain warehouse collateral as more specifically described in the Contemplated Warehouse Security Agreement and (v) other permitted liens as described under the Subordinated Credit Agreement; and

(b) the Subordinated Lien Agent is collateral agent for the Subordinated Creditors and, as such, the execution, delivery and performance of this Agreement is within the powers of the Subordinated Lien Agent under the Subordinated Debt Documents and the provisions of this Agreement are binding on the Subordinated Lien Agent and Subordinated Creditors.

ARTICLE III
LIEN PRIORITIES; ENFORCEMENT; OTHER AGREEMENTS

Section 3.1 Security Interest.

(a) The Subordinated Lien Agent hereby (i) subordinates the lien and priority of the Subordinated Lien Agent's existing and future Liens and other interests, if any, in and to the Collateral to the Senior Lien Agent's existing and future Liens and/or other interests in the Collateral notwithstanding the time of attachment or perfection of the security interests of the Senior Lien Agent or the Subordinated Lien Agent, or the failure of the Senior Lien Agent or the Subordinated Lien Agent to perfect any such security interest, the time the Senior Obligations or the Subordinated Obligations is incurred, or the provisions of any applicable law or otherwise and (ii) agrees with the Senior Lien Agent that (A) any Lien on the Collateral securing any Senior Obligations now or hereafter held by or on behalf of the Senior Lien Agent or any Senior Creditors or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the Collateral securing any of the Subordinated Obligations; and (B) any Lien on the Collateral now or hereafter held by or on behalf of the Subordinated Lien Agent, any Subordinated Creditors or any agent or trustee therefor regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any Senior Obligations. Notwithstanding anything to the contrary contained in this Agreement, under applicable law or otherwise, in the event that the Liens of the Senior Lien Agent are at any time unperfected with respect to any or all of the Collateral, the lack of perfection by the Senior Lien Agent as to any such Collateral shall not affect the validity, enforceability or priority of any Lien on any of the Collateral in favor of the Subordinated Lien Agent. In any such event, the Liens of the Subordinated Lien Agent shall have priority over any and all other Liens in favor of any third party (other than the Senior Lien Agent) with respect to such Collateral (including, but not limited to any trustee under the Bankruptcy Code). The Subordinated Lien Agent shall be, and is hereby constituted, as the Senior Lien Agent's and the Senior Creditors' agent and bailee for purposes of perfection of the Liens of the Senior Lien Agent and/or the Senior Creditors, as applicable, in the Collateral such that the Lien in favor of the Subordinated Lien Agent in the Collateral shall be held by the Subordinated Lien Agent for the benefit of the Senior Lien Agent and the Senior Creditors, as applicable, and the proceeds of any disposition of the Collateral shall be and are in all respects subject to the priority of right to payment and satisfaction of first, the Senior Obligations and then, the Subordinated Obligations. The lien priorities provided in this Section shall not be altered or otherwise affected by any amendment, modification, supplement, extension, renewal, increase, decrease, restatement or refinancing of either the Senior Obligations or the Subordinated Obligations, nor by any change in the Collateral from time to time, nor by any action or inaction which either the Senior Lien Agent, any of the Senior Creditors or the Subordinated Lien Agent may take or fail to take in respect of the Collateral.

(b) Until the Senior Obligations have been fully paid and there shall exist no Senior Commitment, the Subordinated Lien Agent shall not, without the prior written consent of the Senior Lien Agent, (i) (y) contest, protest or object to any foreclosure proceeding or action brought by the Senior Lien Agent or any Senior Creditor or any other exercise by the Senior Lien Agent or any Senior Creditor, of any rights and remedies relating to the Collateral under the Senior Debt Documents or otherwise, and (z) will not object to the forbearance by the Senior Lien Agent or the Senior Creditors from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral, in each case so long as the respective interests of the Subordinated Creditor attach to the proceeds thereof subject to the relative priorities described in Section 3.1 hereof or (ii) sue for, liquidate, sell, foreclose, set off, collect, accept a surrender, receive any proceeds, petition, commence or otherwise initiate any action (or join any other Person in so doing) against the Company to realize or seek to realize upon all or any part of the Collateral. Until the Senior Obligations have been fully paid and there shall exist no Senior Commitment, the Senior Lien Agent and the Senior Creditors shall have the exclusive right to enforce rights, exercise remedies (including set-off and the right to credit bid their debt) and make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of the Subordinated Lien Agent or any Subordinated Creditor. In exercising rights and remedies with respect to the Collateral, the Senior Lien Agent and the Senior Creditors may enforce the provisions of the Senior Debt Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code of any applicable jurisdiction and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction. In the event the Senior Lien Agent, in its capacity as administrative and collateral agent on behalf of and for the benefit of the Senior Creditors or, if applicable, the Senior Creditors, may from time to time execute releases, partial releases, terminations, reconveyances, subordinations or other documents releasing or otherwise limiting the Company's interests in any of the Collateral which is subject to the Subordinated Lien Agent's Liens, the Subordinated Lien Agent agrees, at Company's expense, to execute and deliver at such time such further documents as the Senior Lien Agent or the Senior Creditors, as applicable, may require to effect a corresponding change to the Subordinated Lien Agent's position in the same Collateral. Notwithstanding the foregoing, until the Senior Obligations have been fully paid and there shall exist no Senior Commitment, any release by the Senior Lien Agent and/or the Senior Creditors of its or their security interests in such Collateral (including, but not limited to, any such release by the Servicing Agent and/or the Senior Creditors pursuant to the terms of the Senior Servicing Credit Agreement or any of the other Senior Debt Documents or by the Warehouse Agent and/or the Senior Creditors pursuant to the terms of the Senior Warehouse Credit Agreement or any of the other Senior Debt Documents) shall also be deemed to be and constitute an automatic and unconditional release by the Subordinated Lien Agent of its security interests, if any, in such Collateral without any action required on the part of any other Person (and, if requested by the Company, the Warehouse Agent or the Servicing Agent, as applicable, the Subordinated Lien Agent agrees to promptly execute and deliver such instruments as may be required to evidence such release). The Senior Lien Agent, or any of its officers or employees on behalf of the Senior Lien Agent, is hereby irrevocably authorized in its own name or in the name of the Subordinated Lien Agent to release any security interests of the Subordinated Lien Agent in the Collateral in connection with the sale of loan servicing or servicing rights that constitutes a part of the Collateral, and is hereby appointed the Subordinated Lien Agent's attorney-in-fact for those purposes, that appointment being coupled with an interest and irrevocable.

(c) The Subordinated Lien Agent, on behalf of itself and the Subordinated Creditors, agrees that, it will not take or receive any Collateral or any proceeds of Collateral in connection with the exercise of any right or remedy (including setoff) with respect to any Collateral, unless and until the Senior Obligations have been fully paid and there shall no longer exist any Senior Commitment. Without limiting the generality of the foregoing, unless and until the Senior Obligations have been fully paid and there shall no longer exist any Senior Commitment, the sole right of the Subordinated Lien Agent and the Subordinated Creditors with respect to the Collateral is to hold a Lien on the Collateral pursuant to the Subordinated Debt Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Senior Obligations have been fully paid and there shall no longer exist any Senior Commitment in accordance with the terms of the Subordinated Debt Documents and applicable law.

(d) The Senior Lien Agent shall have the exclusive right to exercise and enforce all privileges and rights with respect to the Collateral according to the Senior Lien Agent's discretion and the exercise of its business judgment, including, without limitation, the exclusive right to take or retake control or possession of the Collateral and to hold, prepare for sale, process, sell, lease, dispose of, or liquidate the Collateral. The Subordinated Lien Agent, for itself and on behalf of the Subordinated Creditors, agrees that (i) the Subordinated Lien Agent and the Subordinated Creditors will not take any action that would hinder any exercise of remedies under the Senior

Debt Documents or is otherwise prohibited hereunder, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise, and (ii) hereby waives any and all rights it or the Subordinated Creditors may have as a junior lien creditor in respect of the Collateral or otherwise to object to the manner in which the Senior Lien Agent or the Senior Creditors seek to enforce or collect the Senior Obligations or the Liens granted in any of the Senior Collateral, regardless of whether any action or failure to act by or on behalf of the Senior Lien Agent or Senior Creditors is adverse to the interest of the Subordinated Creditors.

(e) Only the Senior Lien Agent shall have the right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of the Collateral. As set forth in 3.1(b) above, in the event the Senior Lien Agent releases its Liens on all or any part of the Collateral which is subject to the Subordinated Lien Agent's Liens, the Subordinated Lien Agent will, immediately upon the request of the Senior Lien Agent, release its Liens, if any, upon the same Collateral. The Subordinated Lien Agent will immediately deliver such releases, acknowledgments and other documents as the Senior Lien Agent may require in connection therewith.

(f) Neither the Senior Lien Agent (and any Senior Creditor) nor the Subordinated Lien Agent (and any Subordinated Creditor) shall object to or contest, or support any other person in contesting or objecting to, in any proceeding (including, without limitation, any Insolvency Proceeding), the validity, extent, perfection, priority or enforceability of any security interest in the Collateral granted to the other. Notwithstanding any failure by the Senior Lien Agent (and any Senior Creditor) or Subordinated Lien Agent (and any Subordinated Creditor) to perfect its security interests in the Collateral or any avoidance, invalidation or subordination by any third party or court of competent jurisdiction of the security interests in the Collateral granted to the Senior Lien Agent or the Subordinated Lien Agent, the priority and rights as between the Senior Lien Agent and the Subordinated Lien Agent with respect to the Collateral shall be as set forth herein.

(g) The Senior Lien Agent hereby acknowledges that, to the extent that it holds, or a third party holds on its behalf, physical possession of or "control" (as defined in the Uniform Commercial Code) over Collateral pursuant to the Senior Debt Documents, such possession or control over such Collateral is also for the benefit of the Subordinated Lien Agent and the other Subordinated Creditors solely to the extent required to perfect their security interest in such Collateral. Nothing in the preceding sentence shall be construed to impose any duty on the Senior Lien Agent with respect to such Collateral or provide the Subordinated Lien Agent with any rights with respect to such Collateral beyond those specified in this Agreement and the Subordinated Debt Documents; provided that subsequent to the Senior Obligations having been fully paid and no further existing Senior Commitment, the Senior Lien Agent shall (i) deliver to the Subordinated Creditor, at the Company's expense, the Collateral in its possession or control together with any necessary endorsements to the extent required by the Subordinated Debt Documents.

(h) The Subordinated Lien Agent hereby acknowledges and agrees that no covenant, agreement or restriction contained in the Subordinated Debt Documents shall be deemed to restrict in any way the rights and remedies of the Senior Lien Agent or the Senior Creditors with respect to the Collateral as set forth in this Agreement and the Senior Debt Documents.

Section 3.2 <u>Consent by Senior Lien Agent; No Additional Liens</u>.

(a) The Senior Lien Agent, on behalf of and with the approval of the required Senior Creditors under the Senior Credit Agreement, hereby consents to the Company's (i) incurring debt in the maximum aggregate amount of $50,000,000.00 to Citigroup (as administrative agent, collateral agent and lender) and the other lenders party from time to time to the Subordinated Credit Agreement and (ii) granting to the Subordinated Lien Agent for the benefit of the Subordinated Creditors the Liens described in Section 2.1(a) hereof.

(b) The Company covenants and agrees that it shall not grant any additional Liens on any of its assets or property to the Subordinated Creditor or any third party, except as permitted to by the Senior Lien Agent and each Senior Creditor under Section 3.2(a) hereof, unless it complies with any and all requirements under the Senior Credit Agreement.

Section 3.3 Further Documents.

The Subordinated Lien Agent and the Company agree they shall promptly execute such further documents and acknowledgments (including, without limitation, amendments to and releases of financing statements and other documents of record) as the Senior Lien Agent may reasonably require to confirm or evidence their respective obligations and the respective rights of the Senior Lien Agent and each of the Senior Creditors under this Agreement.

Section 3.4 Insurance.

Unless and until the Senior Obligations have been fully paid and there shall no longer exist any Senior Commitment, the Senior Lien Agent and the Senior Creditors shall have the sole and exclusive right, subject to the rights of the Company under the Senior Debt Documents, to adjust settlement for any insurance policy covering the Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Senior Obligations have been fully paid and there shall no longer exist any Senior Commitment, and subject to the rights of the Company under the Senior Debt Documents, all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect to the Collateral shall be paid to the Senior Lien Agent for the benefit of the Senior Creditors pursuant to the terms of the Senior Debt Documents and thereafter, to the extent no Senior Obligations are outstanding, and subject to the rights of the Company under the Subordinated Debt Documents, to the Subordinated Lien Agent for the benefit of the Subordinated Creditors to the extent required under the Subordinated Debt Documents and then, to the extent no Subordinated Obligations are outstanding, to the owner of the subject property, such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. Until the Senior Obligations have been fully paid and there shall no longer exist any Senior Commitment, if the Subordinated Lien Agent or any Subordinated Creditors shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of this Agreement, it shall pay such proceeds over to the Senior Lien Agent in accordance with the terms of Article IV of this Agreement.

ARTICLE IV
DISTRIBUTIONS AND RECEIPTS

Section 4.1 Application of Proceeds, etc.

In the event of any distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the Collateral or the proceeds thereof to creditors of the Company or to any indebtedness, liabilities and obligations of the Company, by reason of the liquidation, dissolution or other winding up of the Company or Company's business, or in the event of any sale or Insolvency Proceedings with respect to the Company in respect of the Collateral, in any such event, any payment, distribution or benefit of any kind whatsoever or character, either in cash, securities or other property, which are proceeds of the Collateral shall be paid and distributed as follows: first to the Senior Lien Agent for application to the Senior Creditors in accordance with the terms of the Senior Intercreditor Agreement for application to the Senior Credit Facilities and any other Obligations (in each case, whether due or not due; and including, without limitation, any interest accruing subsequent to the commencement of any such event or Insolvency Proceedings), regardless of whether all or any portion of the Senior Obligations has been Impaired pursuant to an order of a court of proper jurisdiction or otherwise including, without limitation, pursuant to any plan of reorganization in any Insolvency Proceeding, until the

Senior Obligations, as they existed prior to any such Impairment, shall have been fully paid and satisfied and thereafter to the Subordinated Lien Agent for application to the Subordinated Creditors in accordance with the Subordinated Debt Documents.

Section 4.2 Receipts by Subordinated Lien Agent.

Should any payment (including by exercise of any right of set-off) or distribution or property or proceeds in respect of the Collateral be received by the Subordinated Lien Agent upon or with respect to all or any part of the Subordinated Obligations prior to the full payment and satisfaction of the Senior Obligations, the Subordinated Lien Agent will immediately, without any requirement for any demand or notice from the Senior Lien Agent or any other Person, deliver the same to the Senior Lien Agent, on behalf of and for the benefit of the Senior Creditors, in the form received (except for the endorsement or assignment of the Subordinated Lien Agent when the Senior Lien Agent deems appropriate), for application to the Senior Credit Facilities and any other Obligations (in each case whether or not due) and, until so delivered, the same shall be held in trust by the Subordinated Lien Agent as property of the Senior Lien Agent on behalf of the Senior Creditors. In the event of the failure of the Subordinated Lien Agent to make any such endorsement or assignment, the Senior Lien Agent, or any of its officers or employees on behalf of the Senior Lien Agent, is hereby irrevocably authorized in its own name or in the name of the Subordinated Lien Agent to make the same, and is hereby appointed the Subordinated Lien Agent's attorney-in-fact for those purposes with full power of substitution, that appointment being coupled with an interest and irrevocable.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1 Consents; Waivers; etc.

(a) The Subordinated Lien Agent hereby consents that at any time and from time to time and with or without consideration, the Senior Lien Agent and/or the Senior Creditors, as applicable, may, without further consent of or notice to the Subordinated Lien Agent and without in any manner affecting, impairing, lessening or releasing any of the provisions of this Agreement, renew, extend, change the manner, time, place and terms of payment of, sell, exchange, release, substitute, surrender, realize upon, modify, waive, grant indulgences with respect to and otherwise deal with in any manner: (a) all or any part of the Senior Obligations and the collateral (including, without limitation, the Collateral) at any time securing same; (b) all or any of the Senior Debt Documents; and (c) any Person at any time primarily or secondarily liable for all or any part of the Senior Obligations and/or any collateral and security therefor. The Subordinated Lien Agent hereby waives demand, presentment for payment, protest, notice of dishonor and of protest with respect to the Senior Obligations and/or the Senior Debt Documents, notice of acceptance of this Agreement, notice of the making of any of the Senior Obligations and notice of any modification or amendment to or default under any of the Senior Debt Documents, except as expressly provided herein.

(b) Subject to any provisions of this Agreement to the contrary (each of which shall continue to be fully binding upon and enforceable against the Subordinated Lien Agent notwithstanding the further provisions of this Section 5.1(b)), each of the Senior Lien Agent and the Senior Creditors hereby consents that at any time and from time to time and with or without consideration, the Subordinated Lien Agent may, without further consent of or notice to the Senior Lien Agent and/or the Senior Creditors and without in any manner affecting, impairing, lessening or releasing any of the provisions of this Agreement, renew, extend, change the manner, time, place and terms of payment of, sell, exchange, release, substitute, surrender, realize upon, modify, waive, grant indulgences with respect to and otherwise deal with in any manner: (i) all or any part of the Subordinated Obligations and the collateral at any time securing same; (ii) all or any of the Subordinated Debt Documents; and (iii) any Person at any time primarily or secondarily liable for all or any part of the Subordinated Obligations and/or any collateral and security therefor. Each of the Senior Lien Agent and the Senior Creditors hereby waives demand, presentment for payment, protest, notice of dishonor and of protest with respect to the Subordinated Obligations and/or the Subordinated Debt Documents, notice of acceptance of this Agreement, notice of the making of any of the Subordinated Obligations and notice of any modification or amendment to or default under any of the Subordinated Debt Documents, except as expressly provided herein.

Section 5.2 Amendments.

In the event any Senior Lien Agent or Senior Creditor and the Company enter into any amendment, waiver or consent in respect of the Senior Credit Agreement for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any Senior Credit Agreement or changing in any manner the rights of the Senior Agent, such Senior Creditors or the Company, then such amendment, waiver or consent shall apply automatically to any comparable provision of the Comparable Subordinated Security Agreement without the consent of the Subordinated Lien Agent or the Subordinated Creditors and without any action by the Subordinated Lien Agent or the Company, provided, that no such amendment, waiver or consent shall have the effect of (i) removing assets subject to the Lien of the Subordinated Security Agreement except as otherwise provided in Section 3.1(b) hereof, (ii) imposing duties on the Subordinated Lien Agent without its consent or (iii) permitting other liens on the Collateral not permitted under the terms of the Subordinated Debt Documents or Article 6 hereof.

Section 5.3 No Warranties or Liability.

The Senior Lien Agent, on behalf of itself and the Senior Creditors under its Senior Debt Documents, acknowledges and agrees that each of the Subordinated Lien Agent and the Subordinated Creditors have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Subordinated Debt Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. The Subordinated Creditors will be entitled to manage and supervise their respective loans and extensions of credit under the Subordinated Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. The Subordinated Lien Agent, on behalf of itself and the Subordinated Obligations, acknowledges and agrees that the Senior Lien Agent and the Senior Creditors have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Senior Debt Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. The Senior Creditors will be entitled to manage and supervise their respective loans and extensions of credit under their respective Senior Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. The Subordinated Lien Agent and the Subordinated Creditors shall have no duty to the Senior Lien Agent or any of the Senior Creditors, and the Senior Lien Agent and the Senior Creditors shall have no duty to the Subordinated Lien Agent or any of the Subordinated Creditors, to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of an event of default or default under any agreements with the Company (including the Senior Debt Documents and the Subordinated Debt Documents), regardless of any knowledge thereof which they may have or be charged with.

Section 5.4 Continuing Agreement.

This is a continuing subordination agreement until all of the Senior Obligations has been fully paid and each of the Senior Creditors has no obligation to allow further Senior Obligations. Specifically, but without limiting the generality of the foregoing, this Agreement shall remain in full force and effect in any Insolvency Proceeding and shall be enforceable pursuant to its terms (where such Insolvency Proceeding consists of a case under the Bankruptcy Code, in accordance with Section 510(a) of the Bankruptcy Code), and shall be binding upon the Subordinated Lien Agent and the Company as debtor in possession and any trustee in bankruptcy for the estate of the Company.

Section 5.5 Obligations Unconditional

All rights, interests, agreements and obligations of the Senior Lien Agent and the Senior Creditors and the Subordinated Lien Agent and the Subordinated Creditors, respectively, hereunder shall remain in full force and effect irrespective of:

(a) any lack of validity or enforceability of any Senior Debt Documents or any Subordinated Debt Documents;

(b) except as otherwise set forth in the Agreement, any change in the time, manner or place of payment of, or in any other terms of, all or any of the Senior Obligations or Subordinated Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of any Senior Debt Document or any Subordinated Debt Document;

(c) any exchange of any security interest in any Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the Senior Obligations or Subordinated Obligations;

(d) the commencement of any Insolvency Proceeding in respect of the Company; or

(e) any other circumstances which otherwise might constitute a defense available to, or a discharge of, the Company in respect of the Senior Obligations, or of the Subordinated Lien Agent or any Subordinated Creditor in respect of this Agreement.

Section 5.6 No Third Party Beneficiaries.

The provisions of this Agreement are solely for the benefit of the Senior Lien Agent, the Senior Creditors and the Subordinated Lien Agent, and their respective successors and permitted assigns (except as otherwise permitted by the Senior Credit Agreement, neither the Senior Lien Agent nor any of the Senior Creditors may assign any of their respective rights hereunder without the prior written consent of the Subordinated Lien Agent, which consent shall not unreasonably be withheld) and there are no other parties or Persons whatsoever including, without limitation, the Company, its successors and assigns (including, in any Insolvency Proceeding involving the Company, the Company as debtor-in-possession or any trustee in bankruptcy for the Company) who are intended to be benefited in any manner whatsoever by this Agreement.

Section 5.7 Subrogation; Marshalling.

The Subordinated Lien Agent shall not be subrogated to, or be entitled to any assignment of, any Senior Obligations or of any evidence of Senior Obligations until all Senior Obligations are paid in full and hereby waives any such rights of subrogation it may require as a result of any payment hereunder or otherwise. The Subordinated Lien Agent hereby expressly waives any claim or defense which it may have to assert that the Senior Lien Agent and/or the Senior Creditors, as applicable, marshall assets and the Senior Lien Agent and/or the Senior Creditors shall be free in its or their discretion to determine which of the Collateral to pursue at any time, or from time to time, for recovery of the Senior Obligations.

Section 5.8 Transfer or Assignment by Subordinated Lien Agent.

The Subordinated Lien Agent Creditor and Subordinated Creditor agrees not to subordinate, transfer or assign all or any part of the Subordinated Obligations or, except as permitted or required herein, any Collateral securing the Subordinated Indebtedness unless, in the case of any such transfer or assignment, the Subordinated Lien Agent gives the Senior Lien Agent not less than ten (10) business days prior written notice thereof and the assignee or transferee agrees, pursuant to a written instrument in a form reasonably satisfactory to the Senior Lien Agent, to become a party to this Agreement and be bound by all of the terms and conditions hereof and the duties and obligations hereunder which are applicable to the Subordinated Lien Agent, Subordinated Creditor and the Subordinated Obligations.

Section 5.9 Cross-Default.

The Company and the Subordinated Lien Agent, on behalf of itself and the other Subordinated Creditors, agrees that an "Event of Default" (as defined in the Subordinated Credit Agreement) under any of the Subordinated Debt Documents shall constitute an "Event of Default" (as defined in the Senior Credit Agreement) under the Senior Debt Documents and shall entitle the Senior Lien Agent, on behalf of itself and the other Senior Creditors, to exercise all rights and remedies under the Senior Debt Documents and this Agreement in the same manner as in the case of any other "Event of Default" under the Senior Debt Documents. The Company and the Senior Lien Agent, on behalf of itself and the other Senior Creditors, agrees that an "Event of Default" (as defined in the Senior Credit Agreement) under any of the Senior Debt Documents shall constitute an "Event of Default" (as defined in the Subordinated Credit Agreement), under the Subordinated Debt Documents and shall entitle the Subordinated Lien Agent, on behalf of itself and the other Subordinated Creditors, to exercise all rights and remedies under the Subordinated Debt Documents and this Agreement in the same manner as in the case of any other "Event of Default" under the Subordinated Debt Documents; provided that the Subordinated Lien Agent's rights to exercise any rights and remedies in respect of any Collateral are and shall be wholly subject to this Agreement.

Section 5.10 Financial Statements.

The Company agrees, notwithstanding any provisions in the Senior Debt Documents or in the Subordinated Debt Documents to the contrary, that the annual financial statements required to be provided to the Senior Lien Agent and/or the Senior Creditors pursuant to the Senior Debt Documents and to the Subordinated Lien Agent pursuant to the Subordinated Debt Documents shall be prepared by one of the "Big Four" accounting firms in accordance with GAAP consistently applied.

ARTICLE VI
INSOLVENCY PROCEEDINGS

Section 6.1 Generally

In connection with any Insolvency Proceedings, the Subordinated Lien Agent hereby (i) acknowledges that this Agreement shall remain in full force and effect and shall be enforceable pursuant to its terms in accordance with Section 510(a) of the Bankruptcy Code, and shall be binding upon the Subordinated Lien Agent and the Company as debtor in possession and any trustee in bankruptcy for the estate of the Company, (ii) irrevocably authorizes and empowers the Senior Lien Agent, and irrevocably appoints the Senior Lien Agent as the Subordinated Lien Agent's attorney-in-fact in respect of the Collateral, with full power of substitution, that appointment being coupled with an interest and irrevocable, to file proofs of claim against the Collateral on account of the Subordinated Obligations in the event that the Subordinated Lien Agent fails to do so within fifteen (15) days before the bar date pertaining thereto, and (iii) agrees, whether the filing of any proof of claim is made by the Senior Lien Agent or by the Subordinated Lien Agent, that the Subordinated Lien Agent will not initiate, prosecute, encourage, or assist any other Person to initiate or prosecute any claim, action or other proceeding (A) challenging the validity or enforceability of this Agreement or any term, provision or condition hereof, (B) challenging the validity or enforceability of the Senior Lien Agent's or any Senior Creditor's claim that constitutes "Senior Obligations" within the meaning of this Agreement, (C) challenging the perfection, priority or enforceability of any Liens of the Senior Lien Agent or any other Senior Creditor that secure claims of the Senior Lien Agent or any other Senior Creditor which constitute

"Senior Obligations" within the meaning of this Agreement or (D) asserting any claims, if any, which the Company may hold with respect to the Senior Lien Agent, any other Senior Creditor, or the Senior Obligations. Notwithstanding the foregoing provisions, but subject in all instances to the provisions of Section 4.1 hereof, which the Subordinated Lien Agent hereby agrees shall continue to bind the Subordinated Lien Agent in respect of the Collateral in any Insolvency Proceeding, the Subordinated Lien Agent expressly retains and may exercise in its sole and absolute discretion any and all other rights relating to the Subordinated Obligations (including any and all other rights under the Bankruptcy Code) including, without limitation, the right to vote its claims and, as the holder thereof, to accept or reject any plan of reorganization for the Company proposed in any such Insolvency Proceeding; provided, however, the Subordinated Lien Agent expressly agrees that it shall not, without the prior written consent of the Senior Lien Agent and the Senior Creditors, propose or approve any plan in bankruptcy or reorganization in respect of the Company which Impairs the Senior Obligations or any of the rights of the Senior Creditors with respect thereto.

Section 6.2 Finance and Sale Issues

Until the Senior Obligations have been fully paid and there shall no longer exist any Senior Commitment, if the Company shall be subject to any Insolvency Proceeding and the Senior Lien Agent shall desire to permit the use of cash collateral on which the Senior Lien Agent or any other creditor has a Lien or to permit the Company to obtain financing, whether from the Senior Creditors or any other entity under Section 363 or Section 364 of Title 11 of the United States Code or any similar Bankruptcy Law (each, a **"DIP Financing"**), then the Subordinated Lien Agent, on behalf of itself and the Subordinated Creditors, agrees that it will raise no objection to such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except, as expressly agreed by the Senior Lien Agent or to the extent permitted by Section 6.4) and, to the extent the Liens securing the Senior Obligations are subordinated or pari passu with such DIP Financing, the Subordinated Lien Agent will subordinate its Liens in the Collateral to the Liens securing such DIP Financing (and all Obligations relating thereto). The Subordinated Lien Agent on behalf of the Subordinated Creditors, agrees that it will raise no objection or oppose a sale or other disposition of any Collateral free and clear of its Liens or other claims under Section 363 of the Bankruptcy Code if the Senior Creditors have consented to such sale or disposition of such assets.

Section 6.3 Relief from the Automatic Stay.

Until the Senior Obligations have been fully paid and there shall no longer exist any Senior Commitment, the Subordinated Lien Agent, on behalf of itself and the Subordinated Creditors, agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency Proceeding in respect of the Collateral, without the prior written consent of the Senior Lien Agent.

Section 6.4 Adequate Protection.

The Subordinated Lien Agent, on behalf of itself and the Subordinated Creditors, in respect of the Collateral, agrees that none of them shall contest (or support any other person contesting) (a) any request by the Senior Lien Agent or the Senior Creditors for adequate protection or (b) any objection by the Senior Lien Agent or the Senior Creditors to any motion, relief, action or proceeding based on the Senior Lien Agent or the Senior Creditors claiming a lack of adequate protection. Notwithstanding the foregoing provisions in this Section 6.4, in any Insolvency Proceeding, (i) if the Senior Creditors (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing, then the Subordinated Lien Agent, on behalf of itself or any of the Subordinated Creditors, may seek or request adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the Liens securing the Senior Obligations and such DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens on the Collateral securing the Subordinated

Obligations are so subordinated to the Senior Obligations under this Agreement, and (ii) in the event the Subordinated Lien Agent, on behalf of itself and the Subordinated Creditors, seeks or requests adequate protection in respect of the Collateral securing the Subordinated Obligations and such adequate protection is granted in the form of additional collateral with respect to the Collateral, then the Subordinated Lien Agent, on behalf of itself or any of the Subordinated Creditors, agrees that the Senior Lien Agent shall also be granted a senior Lien on such additional collateral as security for the Senior Obligations and for any such DIP Financing provided by the Senior Creditors and that any Lien on such additional collateral securing the Subordinated Obligations shall be subordinated to the Liens on such collateral securing the Senior Obligations and any such DIP Financing provided by the Senior Creditors (and all Obligations relating thereto) and to any other Liens granted to the Senior Creditors as adequate protection on the same basis as the other Liens securing the Subordinated Obligations are so subordinated to such Senior Obligations under this Agreement; provided, however, that this clause (ii) shall not apply to any requests by Subordinated Lien Agent, on behalf of itself and the Subordinated Creditors, to seek or request adequate protection in respect of any collateral not constituting Senior Collateral.

Section 6.5 No Waiver.

Nothing contained herein shall prohibit or in any way limit the Senior Lien Agent or any Senior Creditor from objecting in any Insolvency Proceeding or otherwise to any action taken by the Subordinated Lien Agent or any of the Subordinated Creditors in respect of the Collateral, including the seeking by the Subordinated Lien Agent or any Subordinated Creditors of adequate protection in respect of the Collateral or the asserting by the Subordinated Lien Agent or any Subordinated Creditors of any of its rights and remedies in the Collateral under the Subordinated Debt Documents or otherwise.

Section 6.6 Avoidance Issues.

If any Senior Creditor is required in any Insolvency Proceeding or otherwise to turn over or otherwise pay to the estate of the Company any amount (a **"Recovery"**), then such Senior Creditor shall be entitled to a reinstatement of Senior Obligations with respect to all such recovered amounts. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement.

Section 6.7 Reorganization Securities.

If, in any Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of Senior Obligations and on account of Subordinated Obligations, then, to the extent the debt obligations distributed on account of the Senior Obligations and on account of the Subordinated Obligations are secured by Liens upon the same property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

Section 6.8 Post-Petition Interest.

(a) Neither the Subordinated Lien Agent nor any Subordinated Creditor shall oppose or seek to challenge any claim by the Senior Lien Agent or any Senior Creditor for allowance in any Insolvency Proceeding of Senior Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Senior Lien Agent's Lien, without regard to the existence of the Lien of the Subordinated Lien Agent on behalf of the Subordinated Creditors on the Collateral.

(b) Neither the Senior Lien Agent nor any other Senior Creditor shall oppose or seek to challenge any claim by the Subordinated Lien Agent or any Subordinated Creditor for allowance in any Insolvency Proceeding of Subordinated Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Lien of the Subordinated Lien Agent on behalf of the Subordinated Creditors on the Collateral (after taking into account the Senior Collateral).

Section 6.9 Waiver.

The Subordinated Lien Agent, for itself and on behalf of the Subordinated Creditors, waives any claim it may hereafter have against any Senior Creditor arising out of the election of any Senior Creditor of the application of Section 1111(b)(2) of the Bankruptcy Code, and/or out of any cash collateral or financing arrangement or out of any grant of a security interest in connection with the Collateral in any Insolvency Proceeding.

ARTICLE VII
MISCELLANEOUS

Section 7.1 Delay in Enforcement, etc.

No delay or failure on the part of the Senior Lien Agent or any of the Senior Creditors, or of the Subordinated Lien Agent, as the case may be, to exercise any of its rights or remedies hereunder or now or hereafter existing at law or in equity or by statute or otherwise, or any partial or single exercise thereof, shall constitute a waiver thereof. All such rights and remedies are cumulative and may be exercised singly or concurrently and the exercise of any one or more of them will not be a waiver of any other. No waiver of any of its rights and remedies hereunder, and no modification or amendment of this Agreement shall be deemed to be made by the Senior Lien Agent or the Senior Creditors, or by the Subordinated Lien Agent, as the case may be, unless the same shall be in writing, duly signed on behalf of the Senior Lien Agent or such Senior Creditors, or the Subordinated Lien Agent, as applicable, and each such waiver, if any, shall apply only with respect to the specific instance involved and shall in no way impair the rights and remedies of the Senior Lien Agent or any of the Senior Creditors, or of the Subordinated Lien Agent, as the case may be, hereunder in any other respect at any other time.

Section 7.2 Defaults.

If the Subordinated Lien Agent defaults in performing or observing any of the terms, covenants or conditions to be performed or observed by the Subordinated Lien Agent under this Agreement, the Senior Lien Agent and/or the Senior Creditors, as applicable, shall have the right to all available legal and equitable relief. If the Senior Lien Agent or any of the Senior Creditors defaults in performing or observing any of the terms, covenants or conditions to be performed or observed by the Senior Lien Agent or any such Senior Creditor under this Agreement, the Subordinated Lien Agent shall have the right to all available legal and equitable relief.

Section 7.3 Successors and Assigns.

This Agreement shall be binding upon the Subordinated Lien Agent, the Company (including the Company as a debtor-in-possession and any trustee in bankruptcy for the Company in any Insolvency Proceeding), the Senior Lien Agent and each of the Senior Creditors, and their respective legal representatives, successors and permitted assigns.

Section 7.4 GOVERNING LAW.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA.

Section 7.5 WAIVER OF JURY TRIAL; LEGAL FEES AND COSTS.

IN THE EVENT ANY LAW SUIT ARISES UNDER THIS AGREEMENT, EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO A JURY TRIAL. IN ANY LAW SUIT HEREUNDER, THE PREVAILING PARTY SHALL BE ENTITLED TO RECOVER ITS LEGAL FEES AND COSTS, INCLUDING LEGAL FEES AND COSTS ON APPEAL.

Section 7.6 Notices.

All notices, requests and other communications to any party hereunder shall be in writing (including telecopier) and shall be effective (a) if given by mail, two (2) business days after the day when deposited in the mails or (b) if given by telecopier before the close of business at the recipient's location on a business day, when so telecopied, or if given by telecopier after the close of business at the recipient's location or on a day that is not a business day, on the next business day after being so telecopied. All such notices shall be addressed to such party at the address set forth below for each such party (or, if telecopied, to such party's telecopy number set forth below) or to such other address as may be hereafter designated by notice by the Senior Lien Agent, the Senior Creditors, the Company or the Subordinated Lien Agent to one another sent in the manner prescribed in this Section 7.6.

Colonial Bank, N.A., as Servicing Agent:

201 East Pine Street, Suite 730

Orlando, Florida 32801

Attn: Catherine L. Kissick, Senior Vice President

Tel: 407-835-6700

Fax: 407-835-6690

Colonial Bank, N.A., as Warehouse Agent:

201 East Pine Street, Suite 730

Orlando, Florida 32801

Attn: Catherine L. Kissick, Senior Vice President

Tel: 407-835-6700

Fax: 407-835-6690

Opteum Financial Services, LLC:

[Address/Attention/Telephone/Fax]

Citigroup Global Markets Realty, as Collateral Agent under the Subordinated Security Agreement:

[Address/Attention/Telephone/Fax]

Section 7.7 Headings.

The titles and headings of Articles, sections or other parts of this Agreement are for convenience only, and shall not limit or otherwise affect any of the terms hereof.

Section 7.8 Counterparts.

This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

Section 7.9 Existing Agreement.

As set forth in the Recitals hereof, this Agreement is intended by the parties to completely amend, restate and supersede the Existing Agreement and, from and after the date hereof, to govern the relationship of the parties with regard to the matters set forth herein.

[*Signatures follow on next page*]

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute this Agreement under seal as of the date first written above.

COLONIAL BANK, N.A., as Servicing Agent

By:______________________________________
Name:
Title:

COLONIAL BANK, N.A., as Warehouse Agent

By:______________________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS REALTY CORP., as Collateral Agent under the Subordinated Security Agreement

By:______________________________

Name:

Title:

OPTEUM FINANCIAL SERVICES, LLC

By:____
Name:
Title:

balance sheet

Assets	Notes	31.12.2004 €m	31.12.2003 €m	Change in %
Cash reserve	(9, 44)	4,888	7,429	–34.2
Claims on banks	(10, 45, 47, 48)	79,359	51,657	53.6
Claims on customers	(10, 46, 47, 48)	135,625	138,438	–2.0
Provision for possible loan losses	(11, 49)	–5,305	–5,510	–3.7
Positive fair values from derivative hedging instruments	(13, 50)	3,920	2,552	53.6
Assets held for dealing purposes	(14, 51)	102,081	87,628	16.5
Investments and securities portfolio	(15, 48, 52, 55)	94,207	87,842	7.2
Intangible assets	(16, 53, 55)	801	802	–0.1
Fixed assets	(17, 18, 54, 55)	1,766	2,063	–14.4
Tax assets	(24, 56)	5,811	6,038	–3.8
Other assets	(57)	1,726	2,646	–34.8
Total		**424,879**	**381,585**	**11.3**

Liabilities and equity	Notes	31.12.2004 €m	31.12.2003 €m	Change in %
Liabilities to banks	(19, 47, 58)	115,430	95,249	21.2
Liabilities to customers	(19, 47, 59)	105,064	100,000	5.1
Securitized liabilities	(19, 60)	87,250	83,992	3.9
Negative fair values from derivative hedging instruments	(20, 61)	8,653	5,932	45.9
Liabilities from dealing activities	(21, 62)	80,006	67,014	19.4
Provisions	(22, 23, 63)	3,357	3,307	1.5
Tax liabilities	(24, 64)	3,893	4,495	–13.4
Other liabilities	(65)	1,280	1,881	–32.0
Subordinated capital	(25, 66)	8,876	9,411	–5.7
Minority interests		1,269	1,213	4.6
Equity	(27, 68, 69, 70)	9,801	9,091	7.8
Subscribed capital	(68)	1,546	1,545	0.1
Capital reserve	(68)	4,475	4,475	0.0
Retained earnings	(68)	3,433	3,286	4.5
Revaluation reserve	(15, 68)	1,603	1,240	29.3
Measurement of cash flow hedges	(6, 68)	–1,214	–1,236	–1.8
Reserve from currency translation	(7, 68)	–192	–219	–12.3
Consolidated profit		150	0	.
Total		**424,879**	**381,585**	**11.3**

statement of changes in equity

€m	Sub-scribed capital	Capital reserve	Retained earnings	Reval-uation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consoli-dated profit/ loss	Total
Equity as of 1.1.2003	**1,378**	**6,131**	**3,268**	**–769**	**–1,248**	**–6**	**54**	**8,808**
Capital increase	139	603						742
Issue of shares to employees	6	8						14
Transfer from capital reserve		–2,320						–2,320
Dividend payment							–54	–54
Net changes in revaluation reserve				2,009				2,009
Net changes arising from cash flow hedges					12			12
Changes in treasury shares	22	53						75
Changes in companies included in consolidation and other changes			18			–213		–195
Equity as of 31.12.2003	**1,545**	**4,475**	**3,286**	**1,240**	**–1,236**	**–219**	**0**	**9,091**
Issue of shares to employees	2	8						10
Consolidated profit							150	150
Allocation to retained earnings			243					243
Net changes in revaluation reserve				363				363
Net changes arising from cash flow hedges					22			22
Changes in treasury shares	–1	–8						–9
Changes in companies included in consolidation and other changes			–96			27		–69
Equity as of 31.12.2004	**1,546**	**4,475**	**3,433**	**1,603**	**–1,214**	**–192**	**150**	**9,801**

As of December 31, 2004, the subscribed capital of Commerzbank Aktiengesellschaft stood at €1,556m pursuant to the Bank's articles of association; it is divided into 598,586,929 no-par-value shares (notional value per share: €2.60). After the 4,103,289 treasury shares held by the Bank on December 31, 2004, are deducted, its subscribed capital amounts to €1,546m.

The Bank made use of the authorization resolved by the Annual General Meeting of May 12, 2004 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71, (1), no. 7, German Stock Corporation Act – AktG. Gains and losses from trading in the Bank's own shares do not appear in the income statement.

No use was made in the 2004 financial year of the resolution of the Annual General Meeting of May 12, 2004, authorizing the Bank to repurchase its own shares pursuant to Art. 71, (1), no. 8, AktG, for purposes other than securities trading.

Other changes in retained earnings, the revaluation reserve and the valuation of cash flow hedges relate to changes in equity at associated companies which, in accordance with IAS 28, have to be shown on a pro-rata basis with no effect on the income statement.

Changes in minority interests

€m	Minority interests	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Gains/ losses	**Total**
Minority interests as of 1.1.2003	**1,043**	**334**	**–132**	**–12**	**29**	**1,262**
Capital increases	17					17
Allocation of profit/ offsetting of loss from net result for the year	–21				21	0
Takeover of minority interests by the Group	–85	2		–5		–88
Distributions					–50	–50
Profits/losses 2003					91	91
Net changes in revaluation reserve		–23				–23
Net changes arising from cash flow hedges			9			9
Changes in companies included in consolidation and other changes	24			–29		–5
Minority interests as of 31.12.2003	**978**	**313**	**–123**	**–46**	**91**	**1,213**
Capital increases	72					72
Allocation of profit/ offsetting of loss from net result for the year	6				–6	0
Distributions					–85	–85
Profits/losses 2004					82	82
Net changes in revaluation reserve		53				53
Net changes arising from cash flow hedges			–74			–74
Changes in companies included in consolidation and other changes	–29			37		8
Minority interests as of 31.12.2004	**1,027**	**366**	**–197**	**–9**	**82**	**1,269**

cash flow statement

	2004	2003
	€ m	€ m
Net profit	**393**	**–2,320**
Non-cash positions in net profit and adjustments to reconcile net profit with net cash provided by operating activities:		
Write-downs, depreciation, adjustments, write-ups to fixed and other assets, changes in provisions and net changes due to hedge accounting	1,551	929
Change in other non-cash positions:		
Positive and negative fair values from derivative financial instruments (trading and hedging derivatives)	2,997	1,248
Profit from the sale of assets	–361	–291
Profit from the sale of fixed assets	–15	4
Other adjustments (mainly net interest income)	–3,308	–2,299
Sub-total	**1,257**	**–2,729**
Change in assets and liabilities from operating activities after correction for non-cash components:		
Claims on banks	–27,702	2,686
Claims on customers	2,813	10,076
Securities held for dealing purposes	–2,931	12,519
Other assets from operating activities	203	–2,603
Liabilities to banks	20,181	–19,735
Liabilities to customers	5,064	4,300
Securitized liabilities	3,258	–8,740
Other liabilities from operating activities	–358	4,272
Interest and dividends received	11,352	11,767
Interest paid	–8,361	–8,991
Income tax paid	–483	–145
Net cash provided by operating activities	**4,293**	**2,677**
Proceeds from the sale of:		
Investments and securities portfolio	39,742	48,593
Fixed assets	285	424
Payments for the acquisition of:		
Investments and securities portfolio	–45,806	–52,351
Fixed assets	–505	–317
Effects of changes in the group of companies included in the consolidation		
Payments from the acquisition of subsidiaries	–3	68
Net cash used by investing activities	**–6,287**	**–3,583**
Proceeds from capital increases	1	831
Dividends paid	0	–54
Other financing activities (net)	–535	–856
Net cash provided by financing activities	**–534**	**–79**
Cash and cash equivalents at end of previous period	**7,429**	**8,466**
Net cash provided by operating activities	4,293	2,677
Net cash used by investing activities	–6,287	–3,583
Net cash provided by financing activities	–534	–79
Effects of exchange-rate changes on cash and cash equivalents	–13	–52
Cash and cash equivalents at end of period	**4,888**	**7,429**

The cash flow statement shows the structure of and changes in cash and cash equivalents during the financial year. It is broken down into operating activities, investing activities and financing activities.

Under net cash provided by operating activities, payments (inflows and outflows) from claims on banks and customers and also securities from the trading portfolio and other assets are shown. Additions to and disposals from liabilities to banks and customers, securitized liabilities and other liabilities also belong to operating activities. The interest and dividend payments resulting from operating activities are similarly reflected in the net cash provided by operating activities.

The net cash used by investing activities shows payments for the investments and securities portfolio as well as for fixed assets and payments for the acquisition of subsidiaries. The effects of changes in the list of consolidated companies are also recognized under this item.

The net cash provided by financing activities covers the proceeds from capital increases as well as payments received and made with regard to subordinated capital. Distributed dividends are also shown here.

We consider cash and cash equivalents to be the Cash reserve, consisting of cash on hand, balances held at central banks and also debt issued by public-sector borrowers and bills of exchange eligible for rediscounting at central banks. Claims on banks which are due on demand are not included.

As far as banks are concerned, the cash flow statement can be considered not very informative. For us, the cash flow statement replaces neither liquidity planning nor financial planning, nor do we look upon it as a steering instrument.

notes

Consolidated accounting principles

Our consolidated financial statements as of December 31, 2004 were prepared in accordance with the directives 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IAS) – or the International Financial Reporting Standards (IFRS) – approved and published by the International Accounting Standards Board (IASB) and with their interpretation by the Standing Interpretations Committee (SIC), or International Financial Reporting Interpretation Committee (IFRIC). A summary of the regulations that have been applied can be found on pages 101-102. The necessary compliance with the directive on the annual accounts of banks was achieved through the appropriate structuring of the items balance sheet, income statement and the notes. Pursuant to Art. 292a, German Commercial Code (HGB), these consolidated financial statements prepared in accordance with the IAS/IFRS exempt the Bank from the need to prepare financial statements according to German accounting principles. We have presented the main differences between IAS/IFRS financial statements and those prepared in accordance with German accounting rules on pages 115 to 116 of this report.

The consolidated financial statements also reflect the standards approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice pursuant to Art. 342, (2), HGB.

In addition to the consolidated balance sheet and the consolidated income statement, the consolidated financial statements also include a statement of changes in equity and in minority interests, a cash flow statement and the notes. Segment reporting appears in the notes on pages 124-132.

The separate report on the risks related to future developments (Risk report pursuant to Art. 315, (1), HGB) appears on pages 54-87.

Unless otherwise indicated, all the amounts are shown in millions of euros.

Accounting and measurement methods

(1) Basic principles

The consolidated financial statements are based on the going concern principle. Income and expenses are recognized on a pro-rata temporis basis; they are shown for the period to which they may be assigned in economic terms.

As in previous years, we applied IAS 39 (2000), together with the different classification and measurement principles prescribed by this standard, in our accounting in the 2004 financial year. In order to reflect the different rules of this standard, financial assets and financial liabilities have been assigned to the following categories:

1. Loans and claims originated by the Bank.
2. Financial assets held to maturity.
3. Financial assets held for trading (Assets held for dealing purposes) and certain financial liabilities (Liabilities from dealing activities).
4. Available-for-sale financial assets.
5. Other financial liabilities.

The detailed rules for hedge accounting are applied in the case of derivative hedging instruments (further details may be found in note 6).

All the companies included in the consolidation prepared their financial statements as of December 31, 2004.

Uniform accounting and measurement methods are applied throughout the Commerzbank Group in preparing the financial statements.

(2) Changes in the method of disclosure

In the past financial year, we maintained the recognition, measurement and disclosure methods in accordance with F39 of the IAS/IFRS framework. This had no effect on the recognition and measurement methods of previous periods.

(3) IAS, SIC, GASB rules applied

As a matter of principle, we apply all the valid standards in our accounting and measurement. The amended IAS 32 and 39 as well as the changes to 13 standards initiated by the improvement project, valid as from 2005, have not been taken into consideration in the present financial statements. We have also ignored IFRS 2, 4 and 5, as they do not have to be applied before January 1, 2005. We have applied IFRS 3 since April 1, 2004, insofar as it affected the treatment of new goodwill.

Pursuant to the regulation (EC) No 1606/2002 of the European Parliament and of the Council of July 19, 2002, the IAS/IFRS must be applied by all publicly traded companies in the European Union from January 1, 2005 onwards. However, the Commission did not take over IAS 39 with the current wording of the IASB. Certain provisions relating to the application of the unrestricted fair value option and hedge accounting were excluded.

The 2004 consolidated financial statements are based on the IASB framework and the following relevant IAS/IFRS:

IAS 1	Presentation of financial statements
IAS 7	Cash flow statements
IAS 8	Net profit or loss for the period, fundamental errors and changes in accounting policies
IAS 10	Events after the balance-sheet date
IAS 12	Income taxes
IAS 14	Segment reporting
IAS 16	Property, plant and equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee benefits
IAS 21	The effects of changes in foreign-exchange rates
IAS 22	Business combinations
IAS 23	Borrowing costs
IAS 24	Related party disclosures
IAS 27	Consolidated financial statements and accounting for investments in subsidiaries
IAS 28	Accounting for investments in associates
IAS 30	Disclosures in the financial statements of banks and similar financial institutions
IAS 31	Financial reporting of interests in joint ventures
IAS 32	Financial instruments: disclosure and presentation
IAS 33	Earnings per share
IAS 36	Impairment of assets
IAS 37	Provisions, contingent liabilities and contingent assets
IAS 38	Intangible assets
IAS 39	Financial instruments: recognition and measurement
IAS 40	Investment property
IFRS 3	Business combinations[1]

[1]) complete application for acquired companies as from April 1, 2004

We have not taken into consideration IFRS 1 and IAS 2, 11, 15, 20, 26, 29, 34, 35 and 41, as they are either not relevant for our institution or did not have to be applied in the consolidated financial statements.

For IAS 40, recognition has been made at cost, as is permitted under this rule.

In addition to the standards mentioned, we have also taken into consideration in our consolidated financial statements the following interpretations of SIC or IFRIC that are relevant for us:

		relates to
SIC-2	Consistency – capitalization of borrowing costs	IAS 23
SIC-3	Elimination of unrealized profits and losses on transactions with associates	IAS 28
SIC-5	Classification of financial instruments – contingent settlement provisions	IAS 32
SIC-6	Costs of modifying existing software	IASC framework
SIC-7	Introduction of the euro	IAS 21
SIC-9	Business combinations – classification either as acquisitions or unitings of interests	IAS 22
SIC-12	Consolidation – special-purpose entities	IAS 27
SIC-15	Operating leases – incentives	IAS 17
SIC-16	Share capital – reacquired own equity instruments (treasury shares)	IAS 32
SIC-17	Equity – costs of an equity transaction	IAS 32
SIC-18	Consistency – alternative methods	IAS 1
SIC-20	Equity accounting method – recognition of losses	IAS 28
SIC-21	Income taxes – recovery of revalued non-depreciable assets	IAS 12
SIC-24	Earnings per share – financial instruments and other contracts that may be settled in shares	IAS 33
SIC-25	Income taxes – changes in the tax status of an enterprise or its shareholders	IAS 12
SIC-27	Evaluating the substance of transactions in the legal form of a lease	IAS 1, 17, 18
SIC-28	Business combinations – "date of exchange" and fair value of equity instruments	IAS 22
SIC-30	Reporting currency – translation from measurement currency to presentation currency	IAS 21, 29
SIC-32	Intangible assets – web site costs	IAS 38
SIC-33	Consolidation and equity method – potential voting rights and allocation of ownership interests	IAS 27, 28, 39

The SIC, or IFRIC, interpretations 1, 10, 11, 13, 14, 19, 22, 23, 29 and 31 were irrelevant for our consolidated financial statements and did not, therefore, have to be taken into consideration.

In addition, in the present consolidated financial statements, the following German Accounting Standards (GAS) have been taken into consideration, which had to be applied and had been approved by the German Accounting Standards Board (GASB) and announced by the German Federal Ministry of Justice up to December 31, 2004, in accordance with Art. 342, (2), HGB:

GAS 1	Exempting consolidated financial statements in accordance with §292a, HGB
GAS 1a	Exempting consolidated financial statements in accordance with §292a, HGB – goodwill and other non-current intangible assets
GAS 2	Cash flow statements
GAS 2-10	Cash flow statements of financial institutions
GAS 3	Segment reporting
GAS 3-10	Segment reporting of banks
GAS 4	Purchase accounting in consolidated financial statements
GAS 5	Risk reporting
GAS 5-10	Risk reporting by financial enterprises
GAS 7	Presenting equity in consolidated financial statements
GAS 8	Accounting for investments in associates
GAS 9	Financial reporting of interests in joint ventures
GAS 10	Deferred taxes and consolidated financial statements
GAS 11	Related-party disclosure
GAS 12	Non-current intangible assets
GAS 13	Consistency principle and correction of errors
GAS 14	Currency translation

Changes in accounting rules in the 2005 financial year

As of January 1, 2005, several changes in accounting rules become effective, which we will already apply in our report as of March 31, 2005. Our financial statements will then be based on the IAS/IFRS rules which were taken over by the EU Commission in the course of the endorsement process (EU-IFRS financial statements). The changes include all the accounting rules altered by the IASB improvement project (13 existing International Accounting Standards) insofar as they affect the financial statements within our Group and also the revised versions of IAS 32 and IAS 39. In addition, we will apply in full IFRS 2, 4 and 5 for the first time and IFRS 3 as well as IAS 36 and 38, which have been revised on the basis of IFRS 3.

Insofar as they were recognized by the EU Commission, we will apply the changes to IAS 39 approved by the IASB in March 2004 in preparing our financial statements.

(4) Consolidated companies

The consolidated financial statements include in addition to the Parent Bank 98 subsidiaries (102 in 2003), in which Commerzbank AG holds more than 50% of the capital directly or indirectly, or exerts control over them. Of these, 46 have their legal seat in Germany (45 in 2003) and 52 (57 in 2003) elsewhere.

162 subsidiaries and associated companies (156 in 2003) of minor significance for the Group's asset and financial position and earnings performance have not been included; instead, they have been shown under Investments and securities portfolio as holdings in subsidiaries or investments. These companies account for less than 0.3% (0.1% in 2003) of the Group's overall balance-sheet total.

The Commerzbank Group has five sub-groups:

- CommerzLeasing und Immobilien GmbH, Düsseldorf
- Jupiter International Group plc, London
- comdirect bank AG, Quickborn
- Commerz Asset Management Holding GmbH, Frankfurt
- Commerz Grundbesitzgesellschaft mbH, Wiesbaden

which have presented sub-group financial statements.

The following four subsidiaries – two of them based in Germany – were included in the consolidation for the first time in the year under review:

- ComSystems GmbH, Düsseldorf
- Commerz Grundbesitz-Spezialfondsgesellschaft mbH, Wiesbaden
- PTE Skarbiec-Emerytura SA, Warsaw
- Skarbiec Asset Management Holding SA, Warsaw

In addition to the 98 (102 in 2003) subsidiaries, we included in the 2004 financial year the following four (2003: four) special-purpose entities and 14 (2003: 13) non-publicly-offered funds in our consolidated financial statements in accordance with IAS 27 and SIC-12.

The inclusion of these special-purpose entities has no major effects on the presentation of the Group's asset and financial position or earnings performance.

The following companies have been removed from the list of consolidated companies:

- CCR Gestion Internationale, Paris[1]
- comdirect ltd., London
- CommerzProjektconsult GmbH, Frankfurt am Main
- Jupiter Asset Management (Jersey) Limited i.L., Jersey
- Montgomery Asset Management, LLC, San Francisco/Wilmington
- Commerz Futures, LLC, Wilmington/Delaware
- Commerz Capital Markets (Eastern Europe) a.s., Prague
- Commerz Europe (Ireland) Inc., Wilmington/Delaware

Nine major associated companies (eleven in 2003) – five of them based in Germany (2003: eight) – are measured using the equity method. As a major associated company, our equity holding in Eurohypo Aktiengesellschaft, Eschborn, is included in the consolidated financial statements, as it was in previous years.

The following companies have been removed from the list of associated companies:

- ComSystems GmbH, Düsseldorf
- IMMOPOL GmbH & Co. KG, Munich
- Second Interoceanic GmbH, Hamburg

ComSystems GmbH, Düsseldorf, shown at equity last year has been fully consolidated in the CommerzLeasing und Immobilien GmbH, Düsseldorf sub-group since December 31, 2004.

A complete list of the subsidiaries, associated companies and special-purpose entities and non-publicly-offered funds included in our consolidated financial statements can be found on pages 178-181.

(5) Principles of consolidation

For the consolidation of the capital accounts, we evaluate the assets and liabilities of the subsidiary completely afresh, regardless of the percentage share of its equity which we held at the time of acquisition. With deferred taxes taken into consideration, the revalued assets and liabilities are included in the consolidated balance sheet; the realized hidden reserves are treated in accordance with the standards which have to be applied in subsequent reporting periods. If a positive difference remains after revaluation, this is shown as goodwill and amortized in a way that reflects its probable useful economic life. Goodwill was amortized for the last time as of December 31, 2004. As from January 1, 2005, the new rules of IFRS 3 apply.

Claims and liabilities deriving from business relations between Group companies, as well as expenses and income, are eliminated as part of the consolidation of earnings; intra-Group book gains or losses registered during the financial year are eliminated unless they are of minor importance.

Associated companies are measured according to the equity method and are shown as investments in associated companies under Investments and securities portfolio. The purchase cost of these investments and the goodwill are determined at the time of their first inclusion in the consolidated financial statements, applying the same rules as for subsidiaries. The equity book value which is carried and either appears or does not appear in the income statement is based on the financial statements of associated companies that are prepared in accordance with local accounting rules or on auxiliary calculations of the associated company, prepared and audited in accordance with our instructions pursuant to IAS/IFRS rules.

1) CCR Gestion Internationale, Paris has been merged with CCR Gestion, Paris.

Holdings in subsidiaries not consolidated because of their marginal significance and investments are shown at their fair value, or if this cannot be reliably established, at cost under Investments and securities portfolio.

(6) Financial instruments: recognition and measurement (IAS 39)

In accordance with IAS 39, all financial assets and liabilities – which also includes derivative financial instruments – have to be shown in the balance sheet. For this purpose, the entire portfolio has to be broken down into various groups and measured in accordance with the respective classification.

The following remarks present an overview of how we have applied the rules of this standard within our Group:

a) Categorization of financial assets and liabilities and their measurement

- Loans and claims originated by the Bank:
  Loans granted directly to the borrower and claims due directly from the borrower are assigned to this category. They are measured at amortized cost. Premiums and discounts appear under Net interest income over the entire lifetime.

- Held-to-maturity financial assets:
  Non-derivative financial assets with a fixed maturity may be included in this category if they cannot be assigned to the "Loans and claims originated by the Bank" category and if both the intent and the ability exist to hold them to final maturity. They are measured at amortized cost, with premiums and discounts being recognized under Net interest income over the entire lifetime to maturity. The Commerzbank Group has not used the "Held-to-maturity financial assets" category with respect to the 2004 financial year either.

- Assets held for dealing purposes and Liabilities from dealing activities:
  All financial assets which are held for dealing purposes are assigned to this class. These include original financial instruments (especially interest-bearing securities, equities and promissory notes), precious metals and derivative financial instruments with a positive fair value.

  All financial liabilities from dealing activities are assigned to this class. These include derivative financial instruments insofar as they have a negative fair value and delivery obligations arising from short sales of securities.

  In accordance with IAS 39, derivative financial instruments are classified as part of the trading portfolio insofar as they do not qualify as hedging derivatives used in hedge accounting.

  Assets held for dealing purposes and liabilities from dealing activities are measured at their fair value on the balance-sheet date. Measurement gains and losses appear under Trading profit in the income statement.

- *Available-for-sale financial assets:*
  All non-derivative financial assets not covered by one of the above classes are assigned to this category. Primarily, these are interest-bearing securities, equities, promissory notes and investments. This group is also referred to as the available-for-sale portfolio.

  They are initially measured at cost and subsequently at their fair value. After deferred taxes have been taken into consideration, measured gains and losses are recognized with no effect on the income statement in a separate equity item (revaluation reserve). If the financial asset is sold, the cumulative valuation previously recognized in the revaluation reserve is released and shown in the income statement. Should the asset's value be permanently impaired, the revaluation reserve has to be reduced by the amount of the impairment, and this amount has to be reflected in the income statement. If the fair value cannot be reliably ascertained, measurement is made at amortized cost. Premiums and discounts are recognized under Net interest income over the entire lifetime.

- Other financial liabilities:
  These include all original financial liabilities, especially liabilities to banks and customers and also securitized liabilities. Measurement is made at amortized cost. Premiums and discounts are recognized under Net interest income over the entire lifetime.

b) Embedded derivatives

IAS 39 also regulates the treatment of embedded derivatives. These are derivatives which are part of an original financial instrument and are inseparably linked to it. Such financial instruments are also referred to as hybrid financial instruments in IAS 39. Hybrid financial instruments include reverse convertible bonds (bonds whose repayment may take the form of equities) or bonds with indexed interest payments. In accordance with IAS 39, the embedded derivative should be separated from the original host contract under certain conditions and accounted for and measured separately at fair value as a stand-alone derivative. Such separation has to be made if the characteristics and risks of the embedded derivative are not closely related to those of the host contract. In this case, the embedded derivative has to be regarded as part of the trading portfolio and recognized at its fair value. Changes in the fair value have to be shown in the income statement. The host contract is accounted for and measured applying the rules of the relevant category of the financial instrument. However, if the characteristics and risks of the embedded derivative are closely linked to those of the host contract, the embedded derivative is not separated from the latter and the hybrid financial instrument is measured in accordance with the general provisions.

c) Hedge accounting

IAS 39 entails extensive and quite complicated regulations concerning accounting for hedging instruments, which are superimposed upon the general accounting rules for derivatives described above and also for the underlying hedged transactions. In line with general regulations, derivatives are classified as trading transactions (assets held for dealing purposes or liabilities from dealing activities) and are measured at their fair value. The result of such measurement is shown in the income statement under Trading profit.

If derivatives are used to hedge risks from non-trading transactions, IAS 39 permits, under certain conditions, the application of special regulations in hedge accounting. For the most part, two forms of hedge accounting are distinguished:

- Fair value hedge accounting:
  For derivatives which serve to hedge the fair value of recognized assets or liabilities (so-called fair value hedges), IAS 39 prescribes the use of fair value hedge accounting. The risk of a change in fair value exists above all for loans, securities and liabilities with a fixed interest rate.

  In line with the regulations for fair value hedge accounting, the hedging derivative is shown at fair value, with changes in its fair value appearing in the income statement. Any changes in the fair value of the hedged asset or hedged liability resulting from the hedged risk also have to be recognized in the income statement. Given a perfect hedge, the changes in measurement recognized in the income statement for the hedge and the hedged transaction will largely balance one another.

  If the asset or liability is recognized at amortized cost according to the general regulations (e.g. an extended loan or an outstanding bond), the book value has to be adjusted for the accumulated changes in fair value resulting from the hedged risk. However, if the asset is recognized at fair value (e.g. an available-for-sale security), the changes in fair value resulting from the hedged risk have to be recognized, contrary to the general rule, in the income statement.

- Cash flow hedge accounting:
  For derivatives which serve to hedge future cash flows (cash flow hedges), IAS 39 prescribes the use of cash flow hedge accounting. A risk relating to the size of future cash flows exists in particular for floating-interest-rate loans, securities and liabilities as well as forecasted transactions (e.g. forecasted fund-raising or financial investments). At the same time, IAS 39 also prescribes the application of cash flow hedge accounting rules for the hedging of future cash flows from pending business.

Derivative financial instruments used in cash flow hedge accounting are carried at fair value. Reporting of the gain or loss has to be divided into an effective and an ineffective part. The effective portion is that which represents an effective hedge of the cash flow risk. After deferred taxes have been taken into consideration, this is recognized directly in a separate item under equity (Measurement of cash flow hedges). By contrast, the ineffective portion is shown in the income statement. For the underlying transactions of cash flow hedges, there is no change in the general accounting rules described above.

The application of hedge accounting rules is tied to a number of additional conditions. These relate above all to the documentation of the hedge and also to its effectiveness.

The hedge has to be documented at the time of its conclusion. Documentation extends above all to an identification of the hedging derivative and the hedged transaction and also details of the hedged risk and the method employed to determine the effectiveness of the hedge. Documentation for a transaction hedged with a derivative may relate to either an individual asset, liability, pending business or forecasted transaction or to a portfolio of such items which are given similar accounting treatment. However, it is not sufficient to document a net risk position to be hedged.

In addition to such disclosure, IAS 39 calls for evidence of an effective hedge for the application of hedge accounting rules. Effectiveness in this connection means the relationship between the change in fair value or the cash flow resulting from the hedged underlying transaction and the change in fair value or the cash flow resulting from the hedge. If these changes almost entirely balance one another, a high degree of effectiveness exists. Proof of effectiveness requires, on the one hand, that a high degree of effectiveness can be expected from a hedge in the future (prospective effectiveness). On the other hand, when a hedge exists, it must be regularly demonstrated that this was highly effective during the period under review (retrospective effectiveness). A high degree of retrospective effectiveness exists if the ratio of changes in the fair value or the cash flow lies between 0.8 and 1.25. Here, the methods used for determining effectiveness have to be disclosed.

By means of a fair value hedge, the Bank hedges the fair value of a financial instrument against the risks resulting from the change in the reference interest rate, share price and/or the exchange rate. In order to hedge these risks, above all interest-rate and interest/currency swaps are employed. This primarily relates to the Group's new issues business and the securities portfolio used for liquidity management, insofar as interest-bearing securities are involved. Equities from these portfolios are hedged by derivatives with option character. The same holds true for the other price risks of structured issues.

Interest-rate risks resulting from open interest-rate positions in asset/liability management are mainly hedged at the Commerzbank Group by means of cash flow hedges using interest-rate swaps.

(7) Currency translation

Assets and liabilities denominated in foreign currencies, as well as immatured spot foreign-exchange transactions, are translated at the spot rates, and foreign-exchange forward contracts at the forward rate of the balance-sheet date. Expenses and income are translated at market rates. Currency translation for investments and holdings in subsidiaries that are denominated in foreign currencies is effected at historical cost. Translation gains and losses from the consolidation of the capital accounts appear in the balance sheet under Equity.

As a result of their economically independent business activity, the financial statements of our units abroad that are prepared in foreign currencies are translated at the spot rates of the balance-sheet date.

The expenses and income generated by the translation of balance-sheet items are recognized in the income statement. Hedged expenses and income are translated at the hedging rate.

The following translation rates apply for the currencies that are most important to the Commerzbank Group (amount per €1 in the respective currency):

	2004	2003
USD	1.3621	1.2630
JPY	139.65	135.05
GBP	0.7050	0.7048
CHF	1.5429	1.5579

(8) Offsetting
We set liabilities off against claims if these are on the same account-holder, are due at call, and agreement has been reached with the business associate that interest and commissions be calculated as if only a single account existed.

(9) Cash reserve
With the exception of debt issued by public-sector borrowers, which is shown at its fair value, all the items appear at their nominal value.

(10) Claims
Claims on banks and customers originated by the Commerzbank Group, which are not held for trading, are shown at either their nominal value or at amortized cost. Premiums and discounts appear under Net interest income over the entire lifetime. The book values of claims which qualify for hedge accounting are adjusted for the gain or loss attributable to the hedged risk.

Claims not originated by Commerzbank – mainly promissory notes – which do not form part of the trading portfolio are included in the Investments and securities portfolio.

(11) Provision for possible loan losses
We fully provide for the particular risks associated with banking business by forming specific valuation allowances, country valuation allowances and global valuation allowances.

In order to cover the lending risks represented by claims on customers and banks, we have formed specific valuation allowances according to uniform Group standards. Valuation allowances have to be formed for a loan if it is probable that not all the interest payments and repayments of principal can be made according to the agreement. The size of the valuation allowance corresponds to the difference between the book value of the loan after valuable security has been taken into consideration and the cash value of the expected future cash flow, discounted by the original effective interest rate.

In the case of loans to borrowers in countries involving an enhanced transfer risk (country risk), an assessment of the economic situation is made, based on the appropriate economic data. The findings are weighted by the respective internal country rating. Wherever necessary, country valuation allowances are formed.

We cover latent credit risks by means of global valuation allowances. Past loan losses serve as a yardstick for the scale on which such valuation allowances have to be formed.

Insofar as it relates to claims in the balance sheet, the aggregate amount of provision for possible loan losses is shown separately from Claims on banks and Claims on customers. However, provision for risks in off-balance-sheet business – guarantees, endorsement liabilities, lending commitments – is shown as a provision for lending risks.

Unrecoverable accounts are written down immediately. Amounts received on written-down claims appear in the income statement.

(12) Genuine repurchase agreements and securities-lending transactions
Repo transactions combine the spot purchase or sale of securities with their forward sale or repurchase, the counterparty being identical in either case. The securities sold under repurchase agreements (spot sale) still appear, and are measured, in the consolidated balance sheet as part of the securities portfolio. According to counterparty, the inflow of liquidity from the repo transaction is shown in the balance sheet as a liability to either banks or customers. The agreed interest payments are booked as interest paid, reflecting the various maturities.

The outflows of liquidity caused by reverse repos appear as claims on banks or customers and are measured accordingly. The securities bought under repurchase agreements and on which the financial transaction is based (spot purchase) are not carried in the balance sheet, nor are they measured. The agreed interest from reverse repos is counted as interest income, reflecting the various maturities. Claims arising from reverse repos are not netted against liabilities from repos involving the same counterparty.

We show securities-lending transactions in a similar manner to securities in genuine repurchase agreements. Lent securities remain in our securities portfolio and are measured according to the rules of IAS 39. Borrowed securities – insofar as they remain in our portfolio – do not appear in our balance sheet, nor are they measured. We show cash security furnished by us for securities-lending transactions as a claim and received security as a liability.

(13) Positive fair values from derivative hedging instruments

Derivative financial instruments used for hedging which qualify for hedge accounting and have a positive value appear under this item. The instruments are measured at fair value.

Listed instruments are measured at market prices; for non-listed products, internal price models (net present-value or option-price models) are used. The hedge accounting results for fair value hedges appear in the income statement under Net result on hedge accounting. By contrast, effective portions of the gains and losses on cash flow hedges are recognized under Measurement of cash flow hedges in Equity.

(14) Assets held for dealing purposes

Securities held for dealing purposes, promissory notes and precious metals appear in the balance sheet at their fair value on the balance-sheet date. Also shown at fair value are all derivative financial instruments which are not used as hedging instruments in hedge accounting and have a positive fair value. For listed products, market prices are used; non-listed products are measured on the basis of the net present-value method or other suitable measurement models (e.g. option-price models). All the realized gains and losses and also the net changes which are not realized appear as part of the Trading profit in the income statement. Under this item, interest and dividend income from trading portfolios are also shown, less the expenses required to finance them.

Spot transactions are recognized immediately they are concluded; they appear in the balance sheet at the time of performance.

(15) Investments and securities portfolio

Our investments and securities portfolio comprises all the bonds, notes and other fixed-income securities, shares and other variable-yield securities and all the investments and investments in associated companies, as well as holdings in non-consolidated subsidiaries which are not held for dealing purposes. In addition, in accordance with IAS 39, we include here all the claims on banks and customers not originated by the Bank, in particular promissory notes.

These portfolios are recognized and measured at fair value, or according to the equity method in the case of investments in associated companies. If the fair value cannot be reliably calculated, the item is shown at cost; this primarily holds true for non-listed assets. Net changes are shown – after deferred taxes have been taken into consideration – under the Revaluation reserve in Equity. Realized gains and losses only affect the income statement when the holdings are sold. Premiums and discounts are recognized in Net interest income over the lifetime of the investment or security. If, however, an effective hedge with a derivative financial instrument exists for investments, securities or claims not originated by the Bank, that part of the change in fair value attributable to the hedged risk is shown under the Net result on hedge accounting in the income statement. In the case of permanent impairment, the recoverable amount is shown; the required write-down is charged to the income statement.

(16) Intangible assets

Apart from special software produced in-house and stock-exchange seats acquired by the Bank, we include above all acquired goodwill under Intangible assets. On each balance-sheet date, all goodwill is examined with a view to its future economic utility on the basis of cash-generating units. If it appears that the expected utility will not materialize, an extraordinary depreciation is made. Otherwise, goodwill is amortized over the assumed useful economic life of 15 years, using the straight-line method. We depreciate software over a period of two to five years.

Goodwill was amortized for the last time as of December 31, 2004. As from January 1, 2005, we use the new IFRS 3 for goodwill in our accounting, which no longer provides for amortization.

	Probable useful life in years
Goodwill	15
Software	2 – 5
Other	2 – 10

(17) Fixed assets

The land and buildings, and also office furniture and equipment, shown under this item are capitalized at cost, less regular depreciation. Extraordinary depreciation and write-offs are made in the case of permanently impaired value.

In determining the useful life, the likely physical wear and tear, technical obsolescence and also legal and contractual restrictions are taken into consideration. All fixed assets are depreciated or written off over the following periods, using the straight-line method:

	Probable useful life in years
Buildings	30 – 50
Office furniture and equipment	2 – 10
Purchased IT equipment	2 – 8

In line with the materiality principle, purchases of low-value fixed assets in the past financial year are recognized immediately as operating expenses. Profits realized on the disposal of fixed assets appear under Other operating income, losses are shown under Other operating expenses.

(18) Leasing

In accordance with IAS 17, a lease is classified as an operating lease if it does not substantially transfer to the lessee all the risks and rewards that are incident to ownership. By contrast, finance leases are considered to be those agreements which substantially transfer all the risks and rewards to the lessee.

– The Group as lessor –

Insofar as the leasing companies within the Commerzbank Group are involved in operating lease business, economic ownership of the object of the agreement remains with the Group company. Leased objects appear in the consolidated balance sheet under Fixed assets. Leased objects are shown at cost or production cost, less regular depreciation over their useful economic lives or extraordinary depreciation necessary on account of permanent impairment of value. Unless a different distribution suggests itself in individual cases, the proceeds from leasing transactions are recognized on a straight-line basis over the lifetime of the agreement and are shown under Net interest income.

If virtually all the risks and rewards relating to the leased property are transferred to the lessee (finance leases), the Commerzbank Group recognizes a claim on the lessee. The claim is shown at its net investment value at the inception of the agreement. Leasing payments received are divided into an interest portion, which appears as interest income, and a repayment portion. The income is recognized as interest income for the respective period.

– The Group as lessee –

The payments made under operating lease agreements are included under Operating expenses. The costs are computed like a rental payment on a regular basis corresponding to the useful life of the leased object. No contractual obligations existed in the 2004 financial year which require classification as finance leases.

(19) Liabilities to banks and customers and also Securitized liabilities

Financial liabilities are recognized at amortized cost. The derivatives embedded in liabilities (embedded derivatives) have been separated from their host debt instrument, measured at fair value and shown under either Assets held for dealing purposes or Liabilities from dealing activities. As part of hedge accounting, hedged liabilities were adjusted for the book gain or loss attributable to the hedged risk.

(20) Negative fair values from derivative hedging instruments

Under this item, we show derivative hedging instruments with a negative fair value which do not serve dealing purposes. The financial instruments are measured at fair value, with market prices used as a basis for measuring listed instruments; internal price models (net present-value or option-price models) are applied in the case of non-listed products. The net results from hedge accounting for instruments classified as fair value hedges appear in the income statement. We show the effective portions of the gains or losses on cash flow hedges under Measurement of cash flow hedges in Equity.

(21) Liabilities from dealing activities
Derivative financial instruments which have a negative fair value, and delivery obligations from short sales of securities, are shown as Liabilities from dealing activities. Such liabilities are measured at their fair value.

(22) Provisions for pensions and similar commitments
Virtually all employees at the Parent Bank as well as staff at some subsidiaries in Germany acquire rights to a company pension under at least two different implementation forms of company provision for old age.

In the first case, employees are given an indirect – contribution-based – commitment (defined-contribution plan), for which the Group, with the involvement of employees as well, pays a fixed amount for old-age provision to external providers, including Versicherungsverein des Bankgewerbes a.G. (BVV), Berlin, and to Versorgungskasse des Bankgewerbes e.V., Berlin.

The size of future pension benefits is determined here by the amounts paid in and – for the non-guaranteed portion of the benefits – by the accrued income on the assets. The classification of this provision as an indirect commitment means that the contributions to BVV and Versorgungskasse are recognized as current expenses, eliminating the need to form provisions.

*In the second case, employees are given a direct com*mitment, under which the size of the benefit is established, being determined by such factors as age, salary and length of service (defined-benefit plan).

In order to meet promised pension benefits, we accumulate the assets required to meet the pension commitment for the most part internally and show the corresponding provision under Liabilities. A small part of these assets is invested in a trust to provide additional protection against insolvency. The trustee of these assets held in trust is Commerzbank Pension-Trust e.V.

The pension expenses for direct commitments, which have to appear in the income statement, consist of several components. First and foremost, the service cost has to be considered. In addition, there is the interest cost on the cash value of the commitment, as the time at which the commitment must be met has moved one period closer. The net earnings achieved on the separate plan assets (assets held in trust) are deducted from expenses. If amortization amounts arise for actuarial gains and losses due to the 10% fluctuation-band rule, the expenses for the period rise or fall accordingly.

The size of the provisions formed is initially determined by the cash value of the commitment to be met. The portion which is covered by the separate assets held in trust has to be netted with the commitment. On account of the fluctuation-band rule, the amount of provision to be formed each year is as follows:

Cash value of commitment for direct commitments
less separate pension assets
less/plus not recognized actuarial losses or gains
= size of provision for pensions

The pension commitment is calculated annually by an independent actuary, using the projected-unit-credit method. This calculation is based not only on biometric assumptions but above all on a current market interest rate for prime-quality long-dated bonds as well as the rates of increase for salaries and pensions to be expected in the future. We only recognize higher or lower commitments as a result of actuarial calculations if they lie outside a 10% fluctuation band of the actuarial value of the commitment. The assumptions on which the actuarial calculations have been based are:

	31.12.2004	31.12.2003
Calculatory interest rate	5.00%	5.50%
Change in salaries	2.50%	2.50%
Adjustment to pensions	1.40%	1.25%

The internal agreements on the granting of direct pension benefits were cancelled as of December 31, 2004 and were replaced by a new one: the Commerzbank modular plan for company pension benefits (CBA). In future, staff entitled to benefits will receive benefits under CBA, which will be made up of an initial module for the period up to December 31, 2004, and benefit modules – possibly augmented by a dynamic module – for each contributory year from 2005 onwards. Staff joining the Bank after January 1, 2005, will be entitled to benefits under the Commerzbank capital plan for company old-age pensions (CKA).

The commitments similar to those for pensions include commitments under early-retirement schemes and under part-time work schemes for older staff, which have been computed with the aid of actuarial rules.

(23) Other provisions
We form Other provisions on the scale deemed necessary for liabilities of uncertain amount towards third parties and for anticipated losses related to immatured contracts. We are not permitted by IAS rules to form provisions for expenses not related to an external commitment.

As of December 31, 2004, we showed provisions of €169m for restructuring measures. Of the total, €105m relates to the restructuring of Investment Banking, resolved in the past financial year, and €64m to measures resolved in previous years, in particular the second cost-cutting offensive. In each case, the formation of these provisions was based on detailed overall plans for concrete individual measures, coordinated with the boards and bodies of the companies affected.

(24) Taxes on income
Current tax assets and liabilities were calculated by applying the valid tax rates at which a refund from, or a payment to, the relevant fiscal authorities is expected.

Deferred tax assets and liabilities derive from differences between the value of an asset or liability as shown in the balance sheet and its assigned value in tax terms. In the future, these will probably either increase or reduce taxes on income (temporary differences). They were measured at the specific income-tax rates which apply in the country where the company in question has its seat and which can be expected to apply for the period in which they are realized. Deferred taxes on as yet unused losses carried forward are shown in the balance sheet if taxable profits are likely to occur at the same unit. Tax assets and liabilities are not netted against one another; no discounting is practised. Deferred tax assets and liabilities are formed and carried such that – depending on the treatment of the underlying item – they are recognized either under Taxes on income in the income statement or under the respective equity item with no effect on the income statement.

Income-tax expenses or income which are attributable to the Profit from ordinary activities after restructuring expenses and Expenses arising from special factors are shown under Taxes on income in the consolidated income statement and divided in the notes into current and deferred tax claims and liabilities in the financial year. Other taxes which are independent of income are subsumed under Other operating result. Current and deferred tax assets and tax liabilities appear as separate asset or liability items in the balance sheet. No taxes on income were incurred in the past financial year in connection with extraordinary business developments.

(25) Subordinated capital
Under Subordinated capital, we carry issues of profit-sharing certificates as well as securitized and non-securitized subordinated liabilities. After their initial recognition at cost, they are shown at amortized cost. Premiums and discounts are recognized under Net interest income over the entire lifetime.

(26) Trust business
Trust business involving the management or placing of assets for the account of others is not shown in the balance sheet. Commissions received from such business are included under Net commission income in the income statement.

(27) Treasury shares
Treasury shares held by the Parent Bank in its portfolio on the balance-sheet date are deducted directly from Equity. Gains and losses resulting from the Bank's own shares are set off against one another, with no effect on net profit.

(28) Staff remuneration plans
For its executives and selected other members of staff, the Group has approved five "long-term performance plans" (LTP). These plans (LTP 2000-2004) permit a remuneration in cash geared to the performance of the share price or a stock index; under the currently valid classification, they are considered to be "virtual" stock option plans. The programmes entail a payment commitment if the Commerzbank share outperforms the Dow Jones Euro Stoxx® Bank index and/or the absolute performance of the Commerzbank share is at least 25%.

In order to participate in the LTP, those eligible have to invest in Commerzbank shares. The scale of such an investment for staff who are not members of the Board of Managing Directors depends on their function group (possible investment: between 100 and 1,200 shares). Payments under these plans will be determined by two criteria:

For 50% of the shares:
- the Commerzbank share outperforms the Dow Jones Euro Stoxx® Bank index (payment guaranteed by outperformance of at least 1 percentage point to a maximum of 10 percentage points).

For 50% of the shares:
- an absolute rise in the price of the Commerzbank share (payment guaranteed by a rise of at least 25% to a maximum of 52%).

Given achievement of the two criteria, eligible participants will receive a maximum of €100 per share of their own participation, whereby Commerzbank shares will be delivered to the participant's custody account for 50% of this gross amount.

Payment and the delivery of shares is dependent upon the Parent Bank paying a dividend for the financial year.

The first comparison of the base prices of the first quarter of 2000 (LTP 2000), the first quarter of 2001 (LTP 2001), the first quarter of 2002 (LTP 2002), the first quarter of 2003 (LTP 2003), or the first quarter of 2004 (LTP 2004) with the data for the comparable period will be made after three years in each case, or as soon as a first hurdle to exercising is reached or exceeded. Should none of the exercising criteria have been met after this time has elapsed, comparison will be made with the base data at annual intervals. If none of the performance targets have been achieved after five years, the plans will be terminated. The first and second comparisons for LTP 2000 with the prices for the first quarter of 2003 and 2004, respectively, and the first comparison for LTP 2001 with the prices for the first quarter of 2004 revealed that none of the exercise criteria had been fulfilled.

For the commitments arising from the LTPs described, we calculate annually, in accordance with the relevant GASB standard model, the pro-rata overall value of the LTP; wherever necessary, we form a provision and charge it to Operating expenses. Given the high base prices for LTPs 2000 to 2002 and the still not reached base prices for LTP 2004, there was no need to form a provision for the 2004 financial year. For LTP 2003, where utilization on the basis of the share price level on December 31, 2004 seems likely, the necessary provisions of €14.5m have been formed within the Group.

Within the Jupiter International Group plc (JIG), four staff remuneration/stock-option plans existed as of December 31, 2004. Under the terms of the so-called B shares or Profit Shares Plan, eligible members of staff receive a contractually assured payment, linked to possession of virtual shares and to the Jupiter Group's respective net profit at the end of the years 2002 to 2004. Each payment will be made in three annual instalments, the size of the payment being geared to the 2000 profit. Insofar as the net profit in subsequent years falls below this base value, payments will also be reduced. Since 2003, no new B shares have been issued, as this plan is being terminated. In previous years, the necessary allocations to provisions were made to the required extent and charged to operating expenses.

The so-called C shares or Growth Shares Plan gives those eligible – a group of senior staff – the right to subscribe to shares of Commerz Asset Management (UK) plc, which are also subject to an obligation to purchase on the part of the Parent Bank. The value of these shares is oriented to the typified change in value of the JIG Group. Those eligible do not receive a guaranteed payment, as the reference figure may alter either positively or negatively. Here, limits have been established for the payment of minimum amounts (corresponding to the costs to employees when rights are granted; i.e. personal income tax and social security charges) and maximum amounts. Employees have the right to tender delivery of shares annually, within certain limits, but they also have the possibility of disposing of their entire portfolio after four years. In addition, certain rights also exist in connection with a change-of-control clause. The reference base for this plan was altered in 2003, with the adjusted profit for 2000 being replaced by that for 2002. No more new rights were granted under this plan in 2004. In the 2004 financial year, Commerzbank AG purchased shares from this plan to an overall value of €13.1m.

At the same time, an ongoing "options programme" was launched in 2003 in favour of the employees of JIG, which entails a cash compensation based on the performance of JIG and can be considered to be a virtual stock option plan. Internally, this plan is known as the "D options plan" and entitles all those to participate who had joined Jupiter by December 31, 2003, and were already entitled under the C Shares Plan. Under this plan, a payment falls due if the adjusted profit in the year prior to the exercising of the option is higher than the level of the base year. For the options granted in 2003, the 2003 adjusted profit was established as the reference figure. A third of the options may be exercised three years after they are granted and a further third after four years, while all options must be exercised five years after they are granted, otherwise they expire. In addition, certain rights also exist in connection with a change-of-control clause. In 2004, further adjusted option rights were assigned to these in the described manner, as were rights under the E Options Plan, which differs only in terms of the rights conferred by the change-of-control clause and extends entitlement to staff who joined after December 31, 2003. No rights were exercised under these plans during the 2004 financial year.

In addition, it is possible at other subsidiaries, including in Asset Management, for selected employees to participate through private equity models in the performance of the respective company. Payment in such cases depends on the extent to which fixed performance targets are attained. These models include direct investment in shares of the respective company. Frequently, these are offered at reduced prices and in combination with call or put options. In addition, warrants and share subscription rights are issued. Premiums are also granted which may similarly be used to subscribe to shares. The observance of blocking periods and agreements for later repurchase determine whether additional income is received. For such models, we calculate the need for provisions annually, using suitable methods, and show this where necessary under Operating expenses.

Major differences in accounting, measurement and consolidation methods: IAS/IFRS compared with HGB

The objective of financial statements based on IAS/IFRS is to provide information on the group's asset and financial position and its earnings performance and also changes in these over time. By contrast, financial statements based on the German Commercial Code (HGB) are primarily geared to investor protection and are also influenced by tax-law provisions due to their authoritative character for the balance sheet prepared for tax purposes. Given these different objectives, the following major differences in accounting and measurement methods arise between IAS/IFRS and HGB:

Provision for possible loan losses
Provision for possible loan losses is shown as a charge on the assets side. Hidden reserves pursuant to Art. 340f, HGB may not be formed in IAS/IFRS financial statements.

Trading portfolios and derivative financial instruments
In accordance with IAS 39, financial assets held for dealing purposes (Assets held for dealing purposes) and certain financial liabilities (Liabilities from dealing activities) as well as derivative financial instruments not held for trading purposes (hedging derivatives) always have to be measured at fair value. Depending on how these financial instruments are classified, all gains and losses are either shown in the income statement or under Equity with no effect on net profit, regardless of whether they are realized or not. HGB rules, however, do not provide for unrealized gains to be recognized.

Investments and securities portfolio
Investments and securities as well as available-for-sale claims not originated by the Bank are measured at fair value in accordance with IAS 39 or, insofar as this cannot be reliably ascertained, they are shown at cost. The result of measurement has no effect on income and is shown in the Revaluation reserve. Under German accounting principles, investments are part of fixed assets and have to be shown at cost. If their value is likely to be permanently impaired, they have to be written down at their lower value.

In terms of their character, securities in the available-for-sale portfolio count as part of the liquidity reserve according to HGB and have thus to be classified as current assets. Under HGB rules, the strict lower-of-cost-or-market principle applies in the measurement of such securities portfolios. In accordance with German accounting rules, claims not originated by the Bank have to be recognized at amortized cost, less write-downs.

Hedge accounting
Pursuant to IAS 39, hedges may be created between a hedged item and a derivative financial instrument for hedge accounting purposes. Hedged items may be financial assets (e.g. claims or securities) and financial commitments (e.g. liabilities or bonds issued). For both fair value hedges and cash flow hedges, detailed rules exist which call for the fair value of a derivative hedging instrument to be shown in gross form. Under German accounting principles, however, hedging transactions are taken account of by means of a netted-out lower-of-cost-or-market principle, applied in measuring the hedged items.

Intangible assets developed in-house and goodwill
Whereas intangible assets developed in-house may not be recognized under HGB rules, IAS/IFRS requires this, if certain conditions are fulfilled. Goodwill, resulting from full consolidation, which in accordance with HGB provisions may be set off directly against retained earnings in the consolidated financial statements, has to be recognized as an asset and amortized under IAS rules.

Pension commitments
In accordance with IAS/IFRS, pension commitments are calculated using the projected-unit-credit method. The calculation takes account of future commitments, reflecting future increases in pay and pensions and also inflation. The discount factor under IAS/IFRS rules is related to the long-term interest rate. By contrast, HGB accounting is regularly geared to the respective valid income-tax regulations, in particular the normal entry-age method.

Other provisions

In accordance with IAS/IFRS, provisions may only be formed if they relate to an external commitment. Provisions for expenses, possible under HGB, for the purpose of recognizing future outlays as expenses in the past financial year are not permitted. IAS/IFRS rules require more concrete details than HGB as regards the formation of provisions for restructuring, covering among other things the development, adoption and announcement of a detailed plan.

Deferred tax assets and liabilities

Under IAS/IFRS rules, deferred tax assets and liabilities are calculated with reference to the balance sheet. Advantages deriving from tax loss carry-forwards have to be capitalized if it can be assumed that they will be used at a later date. The income-tax rates employed to measure the differences between the values assigned in the balance sheet and those for tax purposes are future-oriented. No netting occurs. By contrast, the HGB approach to recognizing deferred tax assets and liabilities is geared to the income statement and currently valid income-tax rates are applied. The differences in approach tend to make deferred taxes more significant under IAS/IFRS rules.

Equity

In IAS financial statements, minority interests appear as a separate balance-sheet item. In accordance with Art. 307, HGB, interests held by other shareholders have to be shown separately within equity. With the rules of IAS 39 applied, changes attributable to the investments and securities portfolio and also effective portions of the gains and losses on cash flow hedges have to be shown in equity with no effect on net income. This type of income-neutral accounting is not found in German accounting rules. Under IAS/IFRS rules, treasury shares held on the balance-sheet date are deducted from equity; the gains and losses attributable to treasury shares are set off against reserves with no effect on income. Pursuant to HGB rules, a reserve for treasury shares has to be formed equivalent in amount to the treasury shares shown on the assets side of the balance sheet, while measurement and trading results are reflected in the income statement.

Trust business

Trust business, which appears in the balance sheet in HGB accounting, does not appear there under IAS/IFRS rules.

Tax valuation

In line with the so-called reverse authority principle, valuation principles are applied under HGB rules that comply with tax-law provisions. Financial statements prepared under IAS/IFRS rules may not contain special depreciation and valuation principles that are permissible under tax regulations insofar as they deviate from valuations required by IAS/IFRS rules. As from the 2003 financial year, this ban also applies to consolidated financial statements prepared pursuant to HGB, due to the legal changes produced by the German legislation on transparency and publication of information.

Notes to the income statement

(29) Net interest income

	2004 € m	2003 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	10,904	11,396	–4.3
Dividends from securities	89	104	–14.4
Current result on investments and subsidiaries	130	91	42.9
Current result on investments in associated companies	93	85	9.4
Current income from leasing	136	91	49.5
Interest income	*11,352*	*11,767*	*–3.5*
Interest paid on subordinated capital	505	550	–8.2
Interest paid on securitized liabilities	3,159	3,262	–3.2
Interest paid on other liabilities	4,595	5,117	–10.2
Current expenses from leasing	102	62	64.5
Interest expenses	*8,361*	*8,991*	*–7.0*
Total	**2,991**	**2,776**	**7.7**

Interest margins:

The average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.73% (previous year: 2.39%).

(30) Provision for possible loan losses

Provision for possible loan losses appears as follows in the consolidated income statement:

	2004 € m	2003 € m	Change in %
Allocation to provisions	–1,282	–1,562	–17.9
Reversals of provisions	550	597	–7.9
Direct write-downs	–124	–145	–14.5
Income received on written-down claims	20	26	–23.1
Total	**–836**	**–1,084**	**–22.9**

(31) Net commission income

	2004	2003	Change
	€ m	€ m	in %
Securities transactions	839	802	4.6
Asset management	576	509	13.2
Payment transactions and foreign commercial business	426	388	9.8
Guarantees	142	134	6.0
Income from syndicated business	99	94	5.3
Other net commission income	168	209	–19.6
Total	**2,250**	**2,136**	**5.3**

(32) Net result on hedge accounting

	2004	2003	Change
	€ m	€ m	in %
Net result on derivatives used as hedging instruments	–1,554	–358	·
Net result on hedged items	1,560	398	·
Total	**6**	**40**	**–85.0**

This item reflects the gains and losses attributable to effective hedges in connection with hedge accounting. The result deriving from hedging instruments and the related hedged items represents only the measurement effects arising from fair value hedges.

(33) Trading profit

Trading profit has been split into two components:

- Net result on proprietary trading in securities, promissory notes, precious metals and derivative instruments.
- Net result on the measurement of derivative financial instruments which do not form part of the trading book and do not qualify for hedge accounting.

All the financial instruments held for dealing purposes are measured at their fair value. We use market prices to measure listed products, while internal price models (above all, net present-value and option-price models) are used in determining the current value of non-listed trading transactions. Apart from the realized and unrealized gains and losses attributable to trading activities, the Trading profit also includes the interest and dividend income related to such transactions and also their funding costs.

	2004	2003	Change
	€ m	€ m	in %
Net result on proprietary trading	632	841	–24.9
Net result on the measurement of derivative financial instruments	–93	–104	–10.6
Total	**539**	**737**	**–26.9**

(34) Net result on investments and securities portfolio (available for sale)

Under the Net result on investments and securities portfolio, we show the disposal proceeds and the gains and losses on available-for-sale securities, claims not originated by the Bank, investments, investments in associated companies and holdings in subsidiaries which have not been consolidated.

	2004 € m	2003 € m	Change in %
Net result on available-for-sale securities and claims not originated by the Bank	215	174	23.6
Net result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	146	117	24.8
Total	**361**	**291**	**24.1**

(35) Operating expenses

The Group's Operating expenses consist of personnel and other expenses, and depreciation on office furniture and equipment, real property, and also on other intangible assets. The expenses break down as follows:

Personnel expenses:

	2004 € m	2003 € m	Change in %
Wages and salaries	1,922	1,925	–0.2
Compulsory social-security contributions	293	294	–0.3
Expenses for pensions and other employee benefits	205	223	–8.1
of which:			
contributions to BVV and Versorgungskasse des Bankgewerbes	48	53	–9.4
company pension scheme	157	170	–7.6
Total	**2,420**	**2,442**	**–0.9**

Other expenses:

	2004 € m	2003 € m	Change in %
Expenses for office space	503	482	4.4
IT costs	455	467	–2.6
Compulsory contributions, other administrative and company-law expenses	244	229	6.6
Advertising, PR and promotional costs, consulting	110	91	20.9
Workplace costs	181	185	–2.2
Sundry expenses	146	140	4.3
Total	**1,639**	**1,594**	**2.8**

Depreciation of office furniture and equipment, real property and other intangible assets:

	2004 € m	2003 € m	Change in %
Office furniture and equipment	315	426	–26.1
Real property	52	19	·
Other intangible assets	35	30	16.7
Total	**402**	**475**	**–15.4**

(36) Other operating result

The Other operating result primarily comprises allocations to and reversals of provisions, as well as interim expenses and income attributable to hire-purchase agreements. Expenses and income arising from building and architects' fees occur in connection with the construction management of our sub-group CommerzLeasing und Immobilien AG. Other taxes are also included in this item.

	2004 € m	2003 € m	Change in %
Major other operating expenses	**170**	**224**	**–24.1**
Expenses arising from building and architects' services	51	45	13.3
Allocations to provisions	49	111	–55.9
Hire-purchase expenses and interim costs	70	68	2.9
Major other operating income	**284**	**214**	**32.7**
Reversals of provisions	127	73	74.0
Hire-purchase proceeds and interim income	72	70	2.9
Income from building and architects' services	57	53	7.5
Income from disposal of fixed assets	28	18	55.6
Balance of sundry other operating expenses/income	**79**	**184**	**–57.1**
Other operating result	**193**	**174**	**10.9**

(37) Regular amortization of goodwill

The regular amortization of goodwill amounted to €83m (previous year: €110m). This also includes the amortization of €9m (previous year: €19m) on goodwill in companies included at equity.

(38) Restructuring expenses

	2004 € m	2003 € m	Change in %
Expenses for restructuring measures introduced	132	104	26.9
Total	**132**	**104**	**26.9**

In autumn 2004, we decided to restructure our investment-banking activities. One of the various concrete individual measures is to reduce the non-customer-based business lines proprietary trading, brokerage and research in particular. Restructuring expenses of €132m have been incurred for the impending staff reductions and also for other related expenses.

In the 2003 financial year, expenses related to the second cost-cutting offensive. As part of this project, procedures were streamlined and made more efficient by means of a series of concrete individual measures at both head office and various subsidiaries. In addition, it was resolved to discontinue various uneconomical activities.

(39) Expenses arising from special factors

	2004 € m	2003 € m	Change in %
Value adjustments to the financial assets and participations portfolio, including the costs of cancelling related funding	–	2,325	.
Total	**–**	**2,325**	**.**

In the previous year, we made the value adjustments to our portfolio of financial assets and participations which we had written down in connection with an impairment test.

(40) Taxes on income

Income-tax expenses break down as follows:

	2004 € m	2003 € m	Change in %
Current taxes on income	423	197	.
Deferred taxes	–70	52	.
Total	**353**	**249**	**41.8**

Deferred taxes on the assets side include tax expenses of €73m (previous year: €26m) from the writing-back of capitalized advantages deriving from loss carry-forwards, which were used in the past financial year.

The following transitional presentation shows the connection between the Profit from ordinary activities and Taxes on income in the past financial year:

	2004 € m	2003 € m
Net pre-tax profit according to IAS	**828**	**–1,980**
Group's income-tax rate (%)	39.9	39.9
Calculated income-tax payments in financial year	***330***	***–790***
Effects due to differing tax rates affecting income during periods in question	–41	–28
Effects of taxes from previous years recognized in past financial year	104	49
Effects of non-deductible operating expenses and tax-exempt income	–347	741
Regular amortization of goodwill	34	43
Deferred tax assets not recognized	68	158
Other effects	205	76
Taxes on income	**353**	**249**

The Group income-tax rate selected as a basis for the transitional presentation is made up of the corporate income-tax rate of 25% applied in Germany, plus the solidarity surcharge of 5.5%, and an average rate of 18.4% for trade tax. With the deductibility of trade tax taken into consideration, the German income-tax rate is roughly 39.9%.

Income effects result from discrepancies between the tax rates valid for foreign units. The tax rates outside Germany ranged between 0% and 46%.

(41) Basic earnings per share

Profit/loss per share	31.12.2004	31.12.2003	Change in %
Operating profit (€ m)	1,043	559	86.6
Net profit/net loss (€ m)	393	–2,320	·
Average number of ordinary shares issued (units)	593,373,110	544,202,112	9.0
Operating profit per share (€)	1.76	1.03	70.9
Earnings/loss per share (€)	0.66	–4.26	·

The earnings/loss per share, calculated in accordance with IAS 33, is based on net loss without the profit/loss for the year attributable to minority interests.

In the past financial year and on December 31, 2004, no conversion or option rights were outstanding. The diluted earnings/loss per share, therefore, corresponds to the earnings/loss per share.

(42) Cost/income ratio

	2004	2003	Change in %
Cost/income ratio before regular amortization of goodwill, expenses arising from special factors and restructuring expenses	70.4	73.3	–4.0

(43) Segment reporting

Segment reporting reflects the results of the operating business lines included in the Commerzbank Group. Our internal management information memoranda, which are prepared monthly in line with IAS rules, serve as a basis.

Allocation to business lines is based on the Group's internal organization structure, which since January 1, 2001, has consisted of two divisions: Retail Banking and Asset Management, on the one hand, and Corporate and Investment Banking, on the other.

The Retail Banking and Asset Management division is made up of the Retail Banking, Private Banking and Asset Management departments.

The Corporate and Investment Banking division comprises our corporate activities and business involving institutions, as well as investment-banking operations.

Group Treasury is presented separately. Similarly, the mortgage banks appear as an independent business line.

Survey of the structure of the operating divisions valid in the past financial year:

Retail Banking and Asset Management division	Retail Banking department	
	Private Banking department	
	Asset Management department	
Corporate and Investment Banking division	Corporate Banking department	1)
	Multinational Corporates department	1)
	Financial Institutions department	1)
	Real Estate department	1)
	Securities department	
	Group Treasury staff department	
	Mortgage banks	

1) These departments are grouped together under Corporate customers and institutions in segment reporting.

Our segment reporting breaks down into the following seven reportable segments:

- Retail banking, including business with retail customers, private banking and direct banking through our subsidiary comdirect bank Aktiengesellschaft. As of June 30, 2004, the results of SchmidtBank were consolidated for the first time.
- Asset management, comprising above all COMINVEST Asset Management GmbH, Frankfurt, COMINVEST Asset Management S.A., Luxembourg, and Jupiter International Group plc.
- Corporate customers and institutions, presenting the results of the Corporate Banking, Multinational Corporates, and Financial Institutions departments, as well as those for real-estate business and the commercial activities of corporate customers involving our domestic and foreign units.
- Securities, comprising all the equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, and also M&A business.
- Group Treasury, reporting the progress of domestic liquidity management and also of managing the Bank's capital structure.
- Mortgage banks, consisting of Eurohypo Aktiengesellschaft, Hypothekenbank in Essen AG and also Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg. Eurohypo Aktiengesellschaft is consolidated at equity.
- In the "Others and consolidation" segment, the profit contributions appear for which the individual banking departments are not responsible. These also include those expenses and income items that are necessary in order to reconcile the control variables of internal accounting, shown in the segment reporting of the operating departments, with the corresponding external accounting data.

The result generated by the segments is measured in terms of the operating profit and the pre-tax profit, as well as the figures for the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

The operating return on equity or the return on equity of the pre-tax profit is calculated from the relationship between the operating profit or the pre-tax profit and the average amount of equity that is tied up; it shows the return on the equity that is invested in a given business line. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. The net interest income of the respective segment also includes return on equity and investment yield as imputed variables. Segments with equity or which have been endowed with capital are charged interest on their capital in order to ensure comparability with units which do not have equity. The investment yield achieved by the Group on its equity is assigned to various units such that it reflects the average amount of equity that is tied up. The interest rate that is applied corresponds to that of a risk-free investment in the long-term capital market. Equity is calculated in accordance with Principle I of German banking supervision on the basis of the established average amount of risk-weighted assets and the capital charges for market risk (risk-weighted asset equivalents).

Direct and indirect expenditure represent the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets, excluding goodwill. Regular amortization of goodwill, expenses arising from special factors and restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

Breakdown, by segment

2004 financial year €m	Retail banking	Asset manage-ment	Corporate customers and insti-tutions	Securities	Group Treasury	Mortgage banking	Others and consoli-dation	**Total**
Net interest income	1,121	–8	1,604	10	206	278	–220	2,991
Provision for possible loan losses	–213	–	–570	–2	–	–51	–	–836
Net interest income after provisioning	908	–8	1,034	8	206	227	–220	2,155
Net commission income	1,010	449	696	116	–1	–12	–8	2,250
Net result on hedge accounting	–	1	–	–	1	4	–	6
Trading profit	3	8	53	589	–4	–110	–	539
Net result on investments and securities portfolio	4	15	34	–6	27	147	140	361
Other operating result	30	23	98	–17	–	–6	65	193
Revenue	*1,955*	*488*	*1,915*	*690*	*229*	*250*	*–23*	*5,504*
Operating expenses	1,571	321	1,308	837	57	43	324	4,461
Operating profit	**384**	**167**	**607**	**–147**	**172**	**207**	**–347**	**1,043**
Regular amortization of goodwill	–	59	10	–	–	8	6	83
Restructuring expenses	–	–	–	132	–	–	–	132
Expenses arising from special factors	–	–	–	–	–	–	–	–
Pre-tax profit	**384**	**108**	**597**	**–279**	**172**	**199**	**–353**	**828**
Average equity tied up	**1,823**	**524**	**4,734**	**1,140**	**139**	**905**	**993**	**10,258**
Operating return on equity (%)	**21.1**	**31.9**	**12.8**	**–12.9**	**123.7**	**22.9**	·	**10.2**
Cost/income ratio in operating business (%)	**72.5**	**65.8**	**52.6**	**121.0**	**24.9**	**14.3**	·	**70.4**
Return on equity of pre-tax profit (%)	**21.1**	**20.6**	**12.6**	**–24.5**	**123.7**	**22.0**	·	**8.1**
Staff (average no.)	10,207	1,437	9,770	1,181	41	192	8,572	31,400

Breakdown, by segment

2003 financial year € m	Retail banking	Asset manage-ment	Corporate customers and insti-tutions	Securities	Group Treasury	Mortgage banking	Others and consoli-dation	**Total**
Net interest income	1,075	–17	1,596	62	238	273	–451	2,776
Provision for possible loan losses	–159	–	–885	–	–	–40	–	–1,084
Net interest income after provisioning	916	–17	711	62	238	233	–451	1,692
Net commission income	911	436	726	96	–1	–12	–20	2,136
Net result on hedge accounting	–	1	–	–	–1	40	–	40
Trading profit	4	12	30	783	8	–127	27	737
Net result on investments and securities portfolio	5	12	55	10	32	142	35	291
Other operating result	13	–9	64	–16	–	–2	124	174
Revenue	*1,849*	*435*	*1,586*	*935*	*276*	*274*	*–285*	*5,070*
Operating expenses	1,591	345	1,231	932	56	32	324	4,511
Operating profit	**258**	**90**	**355**	**3**	**220**	**242**	**–609**	**559**
Regular amortization of goodwill	–	77	9	1	–	18	5	110
Restructuring expenses	–	8	25	34	–	–	37	104
Expenses arising from special factors	–	–	–	–	–	–	2,325	2,325
Pre-tax profit	**258**	**5**	**321**	**–32**	**220**	**224**	**–2,976**	**–1,980**
Average equity tied up	**1,804**	**639**	**5,154**	**995**	**108**	**888**	**1,769**	**11,357**
Operating return on equity (%)	**14.3**	**14.1**	**6.9**	**0.3**	**203.7**	**27.3**	**.**	**4.9**
Cost/income ratio in operating business (%)	**79.2**	**79.3**	**49.8**	**99.7**	**20.3**	**10.2**	**.**	**73.3**
Return on equity of pre-tax profit (%)	**14.3**	**0.8**	**6.2**	**–3.2**	**203.7**	**25.2**	**.**	**–17.4**
Staff (average no.)	10,726	1,598	9,335	1,374	42	156	9,667	32,898

Quarterly results, by segment

1st quarter 2004 €m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	279	–2	400	4	47	52	–62	718
Provision for possible loan losses	–39	–	–194	–	–	–5	–	–238
Net interest income after provisioning	240	–2	206	4	47	47	–62	480
Net commission income	280	121	170	36	–	–2	–8	597
Net result on hedge accounting	–	1	–	–	3	–	–	4
Trading profit	1	2	13	312	–4	–5	–5	314
Net result on investments and securities portfolio	2	1	18	2	8	22	24	77
Other operating result	3	8	22	–	–	–	34	67
Revenue	*526*	*131*	*429*	*354*	*54*	*62*	*–17*	*1,539*
Operating expenses	404	79	311	234	16	8	52	1,104
Operating profit	**122**	**52**	**118**	**120**	**38**	**54**	**–69**	**435**
Regular amortization of goodwill	–	15	2	–	–	2	1	20
Restructuring expenses	–	–	–	–	–	–	–	–
Expenses arising from special factors	–	–	–	–	–	–	–	–
Pre-tax profit	**122**	**37**	**116**	**120**	**38**	**52**	**–70**	**415**

2nd quarter 2004 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	276	–3	414	4	69	57	–12	805
Provision for possible loan losses	–46	–	–161	–2	–	–5	–	–214
Net interest income after provisioning	230	–3	253	2	69	52	–12	591
Net commission income	253	107	174	25	–	–4	2	557
Net result on hedge accounting	–	–	–	–	–5	–6	–	–11
Trading profit	1	2	–	154	22	–48	–	131
Net result on investments and securities portfolio	2	6	9	–	3	58	103	181
Other operating result	9	6	41	–	–	–	26	82
Revenue	*495*	*118*	*477*	*181*	*89*	*52*	*119*	*1,531*
Operating expenses	394	78	312	228	16	8	92	1,128
Operating profit	**101**	**40**	**165**	**–47**	**73**	**44**	**27**	**403**
Regular amortization of goodwill	–	15	3	–	–	2	1	21
Restructuring expenses	–	–	–	–	–	–	–	–
Expenses arising from special factors	–	–	–	–	–	–	–	–
Pre-tax profit	**101**	**25**	**162**	**–47**	**73**	**42**	**26**	**382**

3rd quarter 2004 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	Total
Net interest income	284	–4	386	3	66	58	–75	718
Provision for possible loan losses	–52	–	–142	–	–	–5	–	–199
Net interest income after provisioning	232	–4	244	3	66	53	–75	519
Net commission income	225	106	180	22	–1	–3	–3	526
Net result on hedge accounting	–	–	–	–	6	8	–	14
Trading profit	–	2	15	9	–15	–25	5	–9
Net result on investments and securities portfolio	2	3	–	4	–3	17	1	24
Other operating result	1	11	27	–3	–	–2	1	35
Revenue	*460*	*118*	*466*	*35*	*53*	*48*	*–71*	*1,109*
Operating expenses	375	84	304	206	12	8	89	1,078
Operating profit	**85**	**34**	**162**	**–171**	**41**	**40**	**–160**	**31**
Regular amortization of goodwill	–	14	2	–	–	2	2	20
Restructuring expenses	–	–	–	132	–	–	–	132
Expenses arising from special factors	–	–	–	–	–	–	–	–
Pre-tax profit	**85**	**20**	**160**	**–303**	**41**	**38**	**–162**	**–121**

4th quarter 2004 €m	Retail banking	Asset manage-ment	Corporate customers and insti-tutions	Securities	Group Treasury	Mortgage banking	Others and consoli-dation	**Total**
Net interest income	282	1	404	–1	24	111	–71	750
Provision for possible loan losses	–76	–	–73	–	–	–36	–	–185
Net interest income after provisioning	206	1	331	–1	24	75	–71	565
Net commission income	252	115	172	33	–	–3	1	570
Net result on hedge accounting	–	–	–	–	–3	2	–	–1
Trading profit	1	2	25	114	–7	–32	–	103
Net result on investments and securities portfolio	–2	5	7	–12	19	50	12	79
Other operating result	17	–2	8	–14	–	–4	4	9
Revenue	*474*	*121*	*543*	*120*	*33*	*88*	*–54*	*1,325*
Operating expenses	398	80	381	169	13	19	91	1,151
Operating profit	**76**	**41**	**162**	**–49**	**20**	**69**	**–145**	**174**
Regular amortization of goodwill	–	15	3	–	–	2	2	22
Restructuring expenses	–	–	–	–	–	–	–	–
Expenses arising from special factors	–	–	–	–	–	–	–	–
Pre-tax profit	**76**	**26**	**159**	**–49**	**20**	**67**	**–147**	**152**

Results, by geographical market

Assignment to the respective segments on the basis of the seat of the branch or consolidated company produces the following breakdown:

2004 financial year € m	Europe including Germany	America	Asia	Other countries	**Total**
Net interest income	2,748	199	35	9	2,991
Provision for possible loan losses	–843	–11	18	–	–836
Net interest income after provisioning	1,905	188	53	9	2,155
Net commission income	2,093	108	46	3	2,250
Hedging result	6	–	–	–	6
Trading profit	498	23	11	7	539
Net result on investments and securities portfolio (available for sale)	353	4	4	–	361
Operating expenses	4,216	167	72	6	4,461
Other operating result	177	1	15	–	193
Operating profit	**816**	**157**	**57**	**13**	**1,043**
Risk-weighted assets according to BIS[1]	**122,161**	**9,640**	**2,387**	**719**	**134,907**

[1] excluding market risk

In the previous year, we achieved the following results in the geographical markets:

2003 financial year € m	Europe including Germany	America	Asia	Other countries	**Total**
Net interest income	2,470	244	52	10	2,776
Provision for possible loan losses	–986	–94	–4	–	–1,084
Net interest income after provisioning	1,484	150	48	10	1,692
Net commission income	1,920	135	78	3	2,136
Hedging result	40	5	–6	1	40
Trading profit	715	9	12	1	737
Net result on investments and securities portfolio (available for sale)	260	31	–	–	291
Operating expenses	4,246	176	84	5	4,511
Other operating result	147	27	1	–1	174
Operating profit	**320**	**181**	**49**	**9**	**559**
Risk-weighted assets according to BIS[1]	**123,112**	**9,316**	**2,751**	**650**	**135,829**

[1] excluding market risk

Notes to the balance sheet

(44) Cash reserve

We include the following items in the cash reserve:

	31.12.2004 € m	31.12.2003 € m	Change in %
Cash on hand	597	917	–34.9
Balances with central banks	3,037	4,794	–36.6
Debt issued by public-sector borrowers, and bills of exchange rediscountable at central banks	1,254	1,718	–27.0
Treasury bills and discountable treasury notes, as well as similar debt issues by public-sector borrowers	945	1,383	–31.7
Bills of exchange	309	335	–7.8
Total	**4,888**	**7,429**	**–34.2**

The balances with central banks include claims on the Bundesbank totalling €2,145m (previous year: €3,744m). The minimum reserve requirement to be met at end-December 2004 amounted to €1,646m (previous year: €1,964m).

(45) Claims on banks

	total			due on demand		other claims	
	31.12.2004 € m	31.12.2003 € m	Change in %	31.12.2004 € m	31.12.2003 € m	31.12.2004 € m	31.12.2003 € m
German banks	34,619	18,868	83.5	4,288	5,437	30,331	13,431
Foreign banks	44,740	32,789	36.4	16,588	11,536	28,152	21,253
Total	**79,359**	**51,657**	**53.6**	**20,876**	**16,973**	**58,483**	**34,684**

The claims on banks include €5,275m of public-sector loans (previous year: €5,342m) extended by the mortgage banks.

(46) Claims on customers

The claims on customers break down as follows:

	31.12.2004 € m	31.12.2003 € m	Change in %
Claims on domestic customers	96,885	96,364	0.5
Claims on foreign customers	38,740	42,074	–7.9
Total	**135,625**	**138,438**	**–2.0**

The claims on customers include €26,034m (previous year: €26,855m) of loans secured by mortgages or other security interests in real property (loans of up to 60% of the collateral value) as well as €19,184m (previous year: €19, 597m) of communal loans.

(47) Claims on and liabilities to subsidiaries and equity investments

The claims on and liabilities to unconsolidated subsidiaries, associated companies and companies in which an equity investment exists are as follows:

	31.12.2004 € m	31.12.2003 € m	Change in %
Claims on banks	**4,916**	**1,208**	.
Subsidiaries	–	14	.
Associated companies and companies in which an equity investment exists	4,916	1,194	.
Claims on customers	**253**	**288**	**–12.2**
Subsidiaries	218	239	–8.8
Associated companies and companies in which an equity investment exists	35	49	–28.6
Bonds, notes and other fixed-income securities	**1,687**	**1,620**	**4.1**
Subsidiaries	–	28	.
Associated companies and companies in which an equity investment exists	1,687	1,592	6.0
Shares and other variable-yield securities	**318**	**319**	**–0.3**
Associated companies and companies in which an equity investment exists	318	319	–0.3
Total	**7,174**	**3,435**	.
Liabilities to banks	**321**	**46**	.
Subsidiaries	–	3	.
Associated companies and companies in which an equity investment exists	321	43	.
Liabilities to customers	**731**	**840**	**–13.0**
Subsidiaries	727	826	–12.0
Associated companies and companies in which an equity investment exists	4	14	–71.4
Total	**1,052**	**886**	**18.7**

(48) Total lending

	31.12.2004 € m	31.12.2003 € m	Change in %
Loans to banks[1]	13,344	10,769	24.0
Claims on customers[1]	124,881	130,692	–4.4
Bills discounted	311	338	–8.0
Claims not originated by the Bank[2]	22,024	22,918	–3.9
Total	**160,560**	**164,707**	**–2.5**

[1] excluding reverse repos; [2] included in Investments and securities portfolio

We distinguish loans to banks from claims on banks such that only those claims are shown as loans to banks for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions, for example, do not count as loans to banks.

(49) Provision for possible loan losses

Provision for possible loan losses is made in accordance with rules that apply Group-wide and covers all discernible creditworthiness and country risks. On the basis of past experience, we have formed global valuation allowances for the latent credit risk.

	Specific valuation allowances[1]		Country valuation allowances		Global valuation allowances		Total		
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	Change
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	in %
As of 1.1.	**5,506**	**5,320**	**48**	**71**	**300**	**314**	**5,854**	**5,705**	**2.6**
Allocations	1,265	1,492	5	14	12	56	1,282	1,562	–17.9
Deductions	1,405	1,217	36	34	10	45	1,451	1,296	12.0
of which: utilized	900	698	1	1	–	–	901	699	28.9
of which: reversals	505	519	35	33	10	45	550	597	–7.9
Changes in consolidated companies	–	7	–	–	–	–	–	7	.
Exchange-rate changes/transfers	–14	–96	–	–3	7	–25	–7	–124	–94.4
Provision for possible loan losses as of 31.12.	**5,352**	**5,506**	**17**	**48**	**309**	**300**	**5,678**	**5,854**	**–3.0**

[1] including provisions

With direct write-downs and income received on written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to provision of €836m (previous year: €1,084m) for lending risks.

Provision for possible risks was formed for:

	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
Claims on banks	13	39	–66.7
Claims on customers	5,292	5,471	–3.3
Provision to cover balance-sheet items	**5,305**	**5,510**	**–3.7**
Guarantees, endorsement liabilities, credit commitments	373	344	8.4
Total	**5,678**	**5,854**	**–3.0**

After conservatively valued security in an amount of €1,831m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €4,463m.

The provision for credit risk by customer group breaks down as follows:

€ m	Specific valuation allowances and provisions for lending business	Loan losses[1] in 2004	Net allocation[2] to valuation allowances and provisions in lending business
German customers	**4,796**	**714**	**732**
Companies and self-employed	4,017	646	637
Manufacturing	780	137	89
Construction	303	67	70
Distributive trades	457	118	75
Services, incl. professions, and others	2,477	324	403
Other retail customers	779	68	95
Foreign customers	**556**	**310**	**28**
Banks	13	8	–
Corporate and retail customers	543	302	28
Total	**5,352**	**1,024**	**760**

1) Direct write-downs, utilized specific valuation allowances and provisions in lending business

2) Allocation less reversals

Data on provision for credit risk:

in %	2004	2003
Allocation ratio[1]	0.52	0.66
Write-off ratio[2]	0.63	0.50
Cover ratio[3]	3.54	3.55

1) Net provisioning (new provisions less reversals of valuation allowances and provision for both commercial and country loans and also general provision, plus the balance of direct write-downs and income received on previously written-down claims) as a percentage of total lending

2) Defaults (utilized valuation allowances and provision for both commercial and country loans, plus the balance of direct write-downs and income received on previously written-down claims) as a percentage of total lending

3) Existing provisions (level of valuation allowances and provisions for credit risk in commercial lending, country risk and in general provision) as a percentage of total lending

Total lending = Total lending in commercial business and country loans (Note 48)

(50) Positive fair values from derivative hedging instruments

Derivative instruments used for hedging purposes and for hedge accounting and also showing a positive fair value appear under this item in the balance sheet.

These instruments are measured at their fair value. For the most part, interest-rate and interest-rate/currency swaps are used.

	31.12.2004 € m	31.12.2003 € m	Change in %
Positive fair values from related effective fair value hedges	2,111	1,649	28.0
Positive fair values from related effective cash flow hedges	1,809	903	.
Total	**3,920**	**2,552**	**53.6**

(51) Assets held for dealing purposes

The Group's trading activities include trading in bonds, notes and other fixed-income securities, shares and other variable-yield securities, promissory notes, foreign exchange and precious metals as well as derivative financial instruments. All the items in the trading portfolio are shown at their fair value.

The positive fair values also include financial instruments which cannot be used as hedging instruments in hedge accounting.

	31.12.2004 € m	31.12.2003 € m	Change in %
Bonds, notes and other fixed-income securities	20,137	19,099	5.4
Money-market instruments	903	1,020	–11.5
issued by public-sector borrowers	504	212	.
issued by other borrowers	399	808	–50.6
Bonds and notes	19,234	18,079	6.4
issued by public-sector borrowers	6,338	5,478	15.7
issued by other borrowers	12,896	12,601	2.3
Shares and other variable-yield securities	10,338	8,510	21.5
Promissory notes held in the trading portfolio	798	559	42.8
Positive fair values attributable to derivative financial instruments	70,808	59,460	19.1
Currency-based transactions	8,824	11,142	–20.8
Interest-based transactions	58,307	44,544	30.9
Other transactions	3,677	3,774	–2.6
Total	**102,081**	**87,628**	**16.5**

€26,314m (previous year: €25,197m) of the bonds, notes and other fixed-income securities and also shares and other variable-yield securities were listed securities.

(52) Investments and securities portfolio

The Investments and securities portfolio consists of claims not originated by the Bank, all bonds, notes and other fixed-income securities, shares and other variable-yield securities not held for trading purposes, as well as investments, holdings in associated companies measured at equity and holdings in subsidiaries not included in the consolidation.

	31.12.2004 €m	31.12.2003 €m	Change in %
Claims on banks and customers not originated by the Bank	22,024	22,918	–3.9
Bonds, notes and other fixed-income securities	64,310	56,311	14.2
Money-market instruments	821	987	–16.8
issued by public-sector borrowers	54	418	–87.1
issued by other borrowers	767	569	34.8
Bonds and notes	63,489	55,324	14.8
issued by public-sector borrowers	30,075	26,975	11.5
issued by other borrowers	33,414	28,349	17.9
Shares and other variable-yield securities	2,138	2,013	6.2
Investments	3,217	3,783	–15.0
of which: in banks	1,667	2,353	–29.2
Investments in associated companies	2,379	2,300	3.4
of which: in banks	2,322	2,163	7.4
Holdings in subsidiaries	139	517	–73.1
of which: in banks	–	7	.
Total	**94,207**	**87,842**	**7.2**
of which: measured at amortized cost	594	1,320	–55.0

Fair values of listed financial investments:

€m	31.12.2004 Fair value	31.12.2003 Fair value
Bonds, notes and other fixed-income securities	56,484	50,609
Shares and other variable-yield securities	830	864
Investments	2,751	3,277
Total	**60,065**	**54,750**

Investments in large incorporated companies held by the Commerzbank Group, pursuant to Art. 313, (2), no. 4, HGB:

Name	Seat	Percentage share of capital held	
		31.12.2004	31.12.2003
Al Wataniya	Casablanca	9.0	9.0
Banque Marocaine du Commerce Extérieur, S.A.	Casablanca	–	5.0
ConCardis GmbH	Frankfurt am Main	6.0	6.0
EURO Kartensysteme GmbH	Frankfurt am Main	6.0	6.0
GZS Gesellschaft für Zahlungssysteme mbH	Frankfurt am Main	6.1	6.1
Heidelberger Druckmaschinen Aktiengesellschaft	Heidelberg	10.0	10.0
Korea Exchange Bank	Seoul	14.6	14.8
Linde Aktiengesellschaft	Wiesbaden	10.0	10.0
MAN Aktiengesellschaft	Munich	6.8*)	6.8*)
Unibanco – União de Bancos Brasileiros S.A.	São Paulo	5.1*)	5.1*)
Willy Vogel Beteiligungsgesellschaft mbH	Berlin	–	19.0

*) directly and indirectly held

(53) Intangible assets

	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
Goodwill	697	690	1.0
Other intangible assets	104	112	–7.1
Total	**801**	**802**	**–0.1**

We amortized goodwill on a regular basis for the last time as of December 31, 2004. As from January 1, 2005, we are subjecting goodwill to an impairment test and will perform a write-down when the result of the test is lower.

Further goodwill arising from companies shown at equity is contained in investments in associated companies (€44m).

Of the other intangible assets, capitalized software produced in-house accounted for €82m (previous year: €100m).

(54) Fixed assets

	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
Land and buildings	762	877	–13.1
Office furniture and equipment	859	1,010	–15.0
Leased equipment	145	176	–17.6
Total	**1,766**	**2,063**	**–14.4**

(55) Changes in book value of fixed assets and investments

The following changes were registered for intangible and fixed assets, and also for investments, investments in associated companies and subsidiaries in the past financial year:

	Intangible assets		Fixed assets	
€ m	Goodwill	Other intangible assets	Land and buildings	Office furniture and equipment
Book value as of 1.1.2004	**690**	**112**	**877**	**1,010**
Cost of acquisition/production as of 1.1.2004	1,423	203	1,080	3,526
Additions in 2004	19	26	89	206
Disposals in 2004	9	25	160	187
Transfers/changes in consolidated companies	185	35	–19	–10
Cost of acquisition/production as of 31.12.2004	1,618	239	990	3,535
Write-ups in 2004	–	–	–	–
Cumulative write-downs as of 31.12.2003	733	91	203	2,516
Changes in exchange rates	–	1	3	11
Additions in 2004	83	35	52	315
Disposals in 2004	7	7	29	156
Transfers/changes in consolidated companies	112	15	–1	–10
Cumulative write-downs as of 31.12.2004	921	135	228	2,676
Book value as of 31.12.2004	**697**	**104**	**762**	**859**

€ m	Fixed assets Leased equipment	Investments	Investments in associated companies	Holdings in subsidiaries
Book value as of 1.1.2004	**176**	**3,783**	**2,300**	**517**
Cost of acquisition/production as of 1.1.2004	198	4,905	2,929	554
Additions in 2004	72	66	5	20
Disposals in 2004	68	1,058	104	198
Transfers/changes in consolidated companies	–2	5	–	–186
Cumulative changes arising from measurement at fair value or at equity	–	204	165	–
Cost of acquisition/production/fair value as of 31.12.2004	200	4,122	2,995	190
Write-ups in 2004	–	–	–	–
Cumulative write-downs as of 31.12.2003	22	1,122	629	37
Additions in 2004	34	29	11	14
Disposals in 2004	1	246	24	–
Transfers/changes in consolidated companies	–	–	–	–
Cumulative write-downs as of 31.12.2004	55	905	616	51
Book value as of 31.12.2004	**145**	**3,217**	**2,379**	**139**

(56) Tax assets

	31.12.2004 €m	31.12.2003 €m	Change in %
Current tax assets	**606**	**270**	**.**
Germany	544	203	.
Abroad	62	67	–7.5
Deferred tax assets	**5,205**	**5,768**	**–9.8**
Deferred tax assets	5,205	5,768	–9.8
Total	**5,811**	**6,038**	**–3.8**

Deferred taxes represent the potential income-tax relief from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IAS and their values for tax-accounting purposes in accordance with the local tax regulations for consolidated companies.

No deferred taxes have been recognized for loss carry-forwards of €3,428m (previous year: €3,084m), as it is uncertain at present whether they will be realized.

For the most part, there are no time limits on the use of the existing tax loss carry-forwards.

Deferred tax assets were formed in connection with the following balance-sheet items:

	31.12.2004 €m	31.12.2003 €m	Change in %
Fair values of derivative hedging instruments	2,092	2,567	–18.5
Assets held for dealing purposes and liabilities from dealing activities	2,189	2,130	2.8
Claims on banks and customers	306	103	.
Provisions	101	118	–14.4
Securitized liabilities	31	34	–8.8
Liabilities to banks and customers	16	19	–15.8
Sundry balance-sheet items	196	425	–53.9
Capitalized tax loss carry-forwards	274	372	–26.3
Total	**5,205**	**5,768**	**–9.8**

(57) Other assets

Other assets mainly comprise the following items:

	31.12.2004 €m	31.12.2003 €m	Change in %
Collection items	211	385	–45.2
Precious metals	350	464	–24.6
Sundry assets, including deferred items	1,165	1,797	–35.2
Total	**1,726**	**2,646**	**–34.8**

(58) Liabilities to banks

	total		
	31.12.2004	**31.12.2003**	Change
	€ m	€ m	in %
German banks	57,987	41,015	41.4
Foreign banks	57,443	54,234	5.9
Total	**115,430**	**95,249**	**21.2**

of which:	due on demand		other liabilities	
	31.12.2004	**31.12.2003**	**31.12.2004**	**31.12.2003**
	€ m	€ m	€ m	€ m
German banks	7,449	6,407	50,538	34,608
Foreign banks	10,359	11,034	47,084	43,200
Total	**17,808**	**17,441**	**97,622**	**77,808**

(59) Liabilities to customers

Liabilities to customers consist of savings deposits, demand deposits and time deposits, including savings certificates.

	total		
	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
German customers	**72,514**	**73,601**	**–1.5**
Corporate customers	39,656	43,313	–8.4
Retail customers and others	31,071	27,243	14.1
Public sector	1,787	3,045	–41.3
Foreign customers	**32,550**	**26,399**	**23.3**
Corporate and retail customers	31,894	25,876	23.3
Public sector	656	523	25.4
Total	**105,064**	**100,000**	**5.1**

	Savings deposits		Other liabilities			
			due on demand		with agreed lifetime or period of notice	
€ m	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.12.2004	31.12.2003
German customers	**15,604**	**11,180**	**26,495**	**26,932**	**30,415**	**35,489**
Corporate customers	71	44	16,338	17,444	23,247	25,825
Retail customers and others	15,498	11,130	9,759	8,927	5,814	7,186
Public sector	35	6	398	561	1,354	2,478
Foreign customers	**1,288**	**1,093**	**9,987**	**7,362**	**21,275**	**17,944**
Corporate and retail customers	1,287	1,092	9,854	7,213	20,753	17,571
Public sector	1	1	133	149	522	373
Total	**16,892**	**12,273**	**36,482**	**34,294**	**51,690**	**53,433**

Savings deposits break down as follows:

	31.12.2004 € m	31.12.2003 € m	Change in %
Savings deposits with agreed period of notice of three months	15,797	11,556	36.7
Savings deposits with agreed period of notice of more than three months	1,095	717	52.7
Total	**16,892**	**12,273**	**37.6**

(60) Securitized liabilities

Securitized liabilities consist of bonds and notes, including mortgage and public-sector *Pfandbriefe*, money-market instruments (e.g. certificates of deposit, Euro-notes, commercial paper), index certificates, own acceptances and promissory notes outstanding.

	total		of which: issued by mortgage banks	
	31.12.2004 € m	31.12.2003 € m	31.12.2004 € m	31.12.2003 € m
Bonds and notes issued	76,478	71,100	55,650	53,433
Money-market instruments issued	10,677	12,680	3,046	5,180
Own acceptances and promissory notes outstanding	95	212	–	–
Total	**87,250**	**83,992**	**58,696**	**58,613**

The nominal interest paid on money-market paper ranges from 1.167% to 25.0% (previous year: 0.18% to 21.0%); for bonds and notes, from 0.049% to 17.67% (previous year: 0.05% to 32.0%). The original maturity periods for money-market paper may be up to one year. €52bn (previous year: €44bn) of the bonds and notes have an original lifetime of more than four years.

The following table presents the most important bonds and notes issued in 2004:

Equivalent in € m	Currency	Issuer	Interest rate %	Maturity date
2,500	EUR	Hypothekenbank in Essen AG	2.750	2006
2,000	EUR	Hypothekenbank in Essen AG	3.250	2009
2,000	EUR	Hypothekenbank in Essen AG	3.000	2008
2,000	EUR	Hypothekenbank in Essen AG	2.150	2006
1,000	EUR	Hypothekenbank in Essen AG	2.188	2006
1,000	EUR	Hypothekenbank in Essen AG	3.250	2008
600	EUR	Hypothekenbank in Essen AG	2.201	2005
500	EUR	Hypothekenbank in Essen AG	2.500	2006
500	EUR	Hypothekenbank in Essen AG	2.000	2005
350	EUR	Hypothekenbank in Essen AG	2.250	2005
300	EUR	Hypothekenbank in Essen AG	2.145	2006
231	EUR	Commerzbank AG	15.000 [1]	2005
231	EUR	Commerzbank AG	15.000 [1]	2005
220	USD	Commerzbank AG	2.440	2005
200	EUR	Hypothekenbank in Essen AG	2.265	2005
200	EUR	Hypothekenbank in Essen AG	2.308	2005
200	EUR	Hypothekenbank in Essen AG	2.270	2005
175	EUR	Hypothekenbank in Essen AG	2.211	2006
166	EUR	Hypothekenbank in Essen AG	0.850	2006

1) Reverse convertible bonds

(61) Negative fair values from derivative hedging instruments

Derivative instruments not serving trading purposes but used for effective hedging and showing a negative fair value appear under this item in the balance sheet.

These financial instruments are measured at their fair value. For the most part, interest-rate and interest-rate/currency swaps are used as hedging instruments.

	31.12.2004 € m	31.12.2003 € m	Change in %
Negative fair values from related effective fair value hedges	4,049	3,211	26.1
Negative fair values from related effective cash flow hedges	4,604	2,721	69.2
Total	**8,653**	**5,932**	**45.9**

(62) Liabilities from dealing activities

In Liabilities from dealing activities, the negative fair values of financial derivative instruments not employed as hedging instruments in connection with hedge accounting are shown. Delivery commitments arising from short sales of securities are also included under Liabilities from dealing activities.

	31.12.2004 € m	31.12.2003 € m	Change in %
Currency-based transactions	9,204	11,761	–21.7
Interest-based transactions	60,886	43,058	41.4
Delivery commitments arising from short sales of securities	5,600	8,389	–33.2
Sundry transactions	4,316	3,806	13.4
Total	**80,006**	**67,014**	**19.4**

(63) Provisions

Provisions break down as follows:

	31.12.2004 € m	31.12.2003 € m	Change in %
Provisions for pensions and similar commitments	1,495	1,432	4.4
Other provisions	1,862	1,875	–0.7
Total	**3,357**	**3,307**	**1.5**

The changes in provisions for pensions were as follows:

€ m	as of 1.1.2004	Pension payments	Additions	Change in fair value and allocation to plan assets	Rebookings/ changes in consolidated companies	as of 31.12.2004
Pension expectancies of active and former employees and also pensioners	1,402	74	144	5	5	1,472
Early retirement	24	12	–	–	7	19
Part-time scheme for older staff	6	24	5	3	20	4
Total	**1,432**	**110**	**149**	**8**	**32**	**1,495**

For the most part, provisions for pensions and similar commitments represent provisions for commitments to pay company retirement pensions on the basis of direct pledges of benefits. The type and scale of the retirement pensions for employees entitled to benefits are determined by the terms of the pension arrangement that finds application (including pension guidelines, pension scheme, contribution-based pension plan, individual pension commitments), which mainly depends upon when the employee joined the Bank. On this basis, pensions are paid to employees reaching retirement age, or earlier in the case of invalidity or death (see also Note 22).

The changes in the assets held in trust at Commerzbank Pension Trust e.V., which count as plan assets pursuant to IAS 19, were as follows:

	2004	2003
	€ m	€ m
Plan assets as of January 1	139	0
Transfer to plan assets as of November 1	0	138
Allocation/withdrawal	3	0
Income from plan assets	5	1
Benefits paid	0	0
Fair value as of December 31	**147**	**139**

The pension commitments are worked out annually by an independent actuary, applying the projected unit credit method.

The projected unit credit for pension commitments as of December 31, 2004, was €1,797m (previous year: €1,644m). The difference between this figure and the pension provisions is the result of changes in the actuarial parameters and the bases of calculation amounting to €155m (previous year: €73m) and of changes in the fair value of the plan assets of €147m (previous year: €139m).

Changes in pension commitments:

	2004	2003
	€ m	€ m
Provisions for pensions, including plan assets, as of January 1	1,571	1,516
Service cost	33	35
Interest cost	79	90
Cost of early retirement and part-time scheme for older staff	37	24
Pension benefits	–110	–98
Other changes	32	4
Actuarial loss	155	73
Pension commitments as of December 31	**1,797**	**1,644**

Changes in Other provisions:

€ m	as of **1.1.2004**	Utilized	Reversals	Allocation/changes in consolidated companies	as of **31.12.2004**
Personnel area	552	380	44	405	533
Restructuring measures	209	130	7	97	169
Risks in lending	344	17	74	120	373
Bonuses for special savings schemes	94	38	0	39	95
Legal proceedings and recourse claims	71	10	36	89	114
Sundry items	605	135	93	201	578
Total	**1,875**	**710**	**254**	**951**	**1,862**

The provisions in the personnel area basically relate to provisions for various types of bonuses, to be paid to employees of the Group in the first quarter of 2005.

(64) Tax liabilities

	31.12.2004 €m	31.12.2003 €m	Change in %
Current income-tax liabilities	**432**	**154**	**.**
Income-tax liabilities to tax authorities	7	1	.
Provisions for income taxes	425	153	.
Deferred income-tax liabilities	**3,461**	**4,341**	**–20.3**
Deferred taxes carried as liabilities	3,461	4,341	–20.3
Total	**3,893**	**4,495**	**–13.4**

Provisions for taxes on income are possible tax liabilities for which no final formal assessment note has been received. The liabilities to tax authorities represent payment obligations from current taxes towards German and foreign tax authorities. Deferred taxes on the liabilities side represent the potential income-tax burden from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IAS and their values for tax-accounting purposes in accordance with the local tax regulations for consolidated companies.

Deferred income-tax liabilities were formed in connection with the following items:

	31.12.2004 €m	31.12.2003 €m	Change in %
Assets held for dealing purposes and liabilities from dealing activities	703	1,270	–44.6
Fair values of derivative hedging instruments	1,290	1,783	–27.7
Investments and securities portfolio	852	795	7.2
Claims on banks and customers	67	290	–76.9
Liabilities to banks and customers	196	21	.
Sundry balance-sheet items	353	182	94.0
Total	**3,461**	**4,341**	**–20.3**

(65) Other liabilities

Other liabilities of €1,280m (previous year: €1,181m) include obligations arising from still outstanding bills, deductions to be made from salaries and deferred liabilities.

We now show the deferred interest expenses for subordinated capital and measuring effects arising from hedge accounting (IAS 39) in separate lines under Note 66.

(66) Subordinated capital

Subordinated capital breaks down as follows:

	31.12.2004 € m	31.12.2003 € m	Change in %
Subordinated liabilities	**5,673**	**5,958**	**–4.8**
of which: tier-III capital as defined in Art. 10, (7), KWG	–	125	.
of which: maturing within two years	835	617	35.3
Profit-sharing certificates outstanding	**2,111**	**2,423**	**–12.9**
of which: maturing within two years	630	522	20.7
Deferred interest	273	295	–7.5
Measuring effects (IAS 39)	819	735	11.4
Total	**8,876**	**9,411**	**–5.7**

Subordinated liabilities are own funds as defined in Art. 10, (5a), KWG. The claims of creditors to repayment of these liabilities are subordinate to those of other creditors. The issuer cannot be obliged to make premature repayment. In the event of insolvency or winding-up, subordinated liabilities may only be repaid after the claims of all senior creditors have been met.

At end-2004, the following major subordinated liabilities were outstanding:

Start of maturity	€ m	Currency in m	Issuer	Interest rate	Maturity date
2000	590	590 EUR	Commerzbank AG	6.500	2010
1999	550	550 EUR	Commerzbank AG	4.750	2009
2001	490	490 EUR	Commerzbank AG	6.125	2011
1997	284	200 GBP	Commerzbank AG	7.875	2007
1999	300	300 EUR	Commerzbank AG	6.250	2009
2002	275	275 EUR	Commerzbank AG	5.500	2008
2001	250	250 EUR	Commerzbank AG	5.100	2011
1999	213	150 GBP	Commerzbank AG	6.625	2019

In the year under review, the interest paid by the Group for subordinated liabilities totalled €349m (previous year: €375m). Deferred interest expenses for interest due but not yet paid are shown at €131m (previous year: €138m).

Profit-sharing certificates outstanding form part of the Bank's liable equity capital in accordance with the provisions of the German Banking Act (Art. 10, (5), KWG). They are directly affected by current losses. Interest payments are made solely if the issuing institution achieves a distributable profit. The claims of holders of profit-sharing certificates to a repayment of principal are subordinate to those of other creditors.

At end-2004, the following major profit-sharing certificates were outstanding:

Start of maturity	€ m	Issuer	Interest rate	Maturity date
1993	392	Commerzbank AG	7.250	2005
2000	320	Commerzbank AG	6.375	2010
1992	213	Commerzbank AG	9.150	2004
1994	256	Commerzbank AG	2.899	2006
1996	256	Commerzbank AG	7.900	2008

Interest to be paid on the profit-sharing certificates outstanding for the 2004 financial year amounts to €156m (previous year: €175m). Deferred interest expenses for interest due but not yet paid are shown at €142m (previous year: €157m).

(67) Hybrid capital

As in previous years, the Commerzbank Group raised no hybrid capital in the 2004 financial year.

(68) Equity structure

	31.12.2004	31.12.2003
	€ m	€ m
a) Subscribed capital	1,546	1,545
b) Capital reserve	4,475	4,475
c) Retained earnings	3,433	3,286
d) Revaluation reserve	1,603	1,240
e) Measurement of cash flow hedges	–1,214	–1,236
f) Reserve from currency translation	–192	–219
g) Consolidated profit	150	0
Equity	**9,801**	**9,091**

a) Subscribed capital

The subscribed capital (share capital) of Commerzbank AG consists of no-par-value shares, each with a notional value of €2.60. The shares are issued in the form of bearer shares.

	1,000 units
Number of shares outstanding on 1.1.2004	**594,368**
plus: treasury shares on 31.12. of the previous year	3,490
Issue of shares to employees	729
Number of shares issued on 31.12.2004	**598,587**
less: treasury shares on balance-sheet date	4,103
Number of shares outstanding on 31.12.2004	**594,484**

Before treasury shares are deducted, the subscribed capital stands at €1,556m.

No preferential rights exist or restrictions on the payment of dividends at Commerzbank Aktiengesellschaft. All the issued shares have been fully paid in.

The value of issued, outstanding and authorized shares is as follows:

	31.12.2004		31.12.2003	
	€ m	1,000 units	€ m	1,000 units
Shares issued	1,556	598,587	1,554	597,858
– Treasury shares	10	4,103	9	3,490
= Shares outstanding (subscribed capital)	1,546	594,484	1,545	594,368
+ Shares not yet issued from authorized capital	622	239,262	349	134,054
Total	**2,168**	**833,746**	**1,894**	**728,422**

The number of authorized shares is 837,849 thousand units (previous year: 731,912 thousand units). The amount represented by authorized shares is €2,178m (previous year: €1,903m).

As of December 31, 2004, 5,324 thousand shares (previous year: 6,574 thousand shares) had been pledged with the Group as security. This represents 0.9% (previous year: 1.1%) of the shares outstanding on the balance-sheet date.

Securities transactions in treasury shares pursuant to Art. 71, (1), no. 1 and no. 7, AktG

	Number of shares*) in units	Notional value in €1,000	Percentage of share capital
Portfolio on 31.12.2004	4,103,289	10,669	0.69
Largest total acquired during the financial year	6,582,775	17,115	1.10
Total shares pledged by customers as collateral on 31.12.2004	5,323,868	13,842	0.89
Shares acquired during the financial year	198,893,739	517,124	–
Shares disposed of during the financial year	198,280,450	515,529	–

*) *Notional value per share €2.60*

b) Capital reserve

In the capital reserve, premiums from the issue of shares are shown. In addition, the capital reserve contains amounts which were realized for conversion and option rights entitling holders to purchase shares when bonds and notes were issued.

c) Retained earnings

Retained earnings consist of the legal reserve and other reserves. The legal reserve contains those reserves which have to be formed in accordance with national law; in the individual financial statements, the amounts assigned to this reserve may not be distributed. The overall amount of retained earnings shown in the balance sheet consists of €3m of legal reserves (previous year: €3m) and €3,430m (previous year: €3,283m) of other revenue reserves.

d) Revaluation reserve

The results of measuring the investments and securities portfolio – consisting of interest-bearing and dividend-based instruments – at fair value, with deferred taxes taken into consideration, are assigned to the revaluation reserve. Gains or losses appear in the income statement only when the asset has been disposed of or written off.

e) Measurement of cash flow hedges

The result of measuring effective hedges used in cash flow hedges appears, after deferred taxes have been taken into consideration, under this equity item.

f) Reserve from currency translation

The reserve from currency translation relates to translation gains and losses arising through the consolidation of capital accounts. Here exchange-rate differences are included that arise through the consolidation of subsidiaries and associated companies.

(69) Conditional capital

Conditional capital is intended to be used for the issue of convertible bonds or bonds with warrants and also of profit-sharing certificates with conversion or option rights.

Changes in the Bank's conditional capital:

€m	Conditional capital 1.1.2004	Additions	Expiring/ Used	Conditional capital 31.12.2004	of which: used conditional capital	available lines
Convertible bonds/bonds with warrants/ profit-sharing rights	200	–	200	–	–	–
Convertible bonds/bonds with warrants/ profit-sharing rights	403	–	–	403	–	403
Total	**603**	**–**	**200**	**403**	**–**	**403**

The conditional increase in the Bank's share capital by up to €200,070,000, resolved by the AGM of May 21, 1999, expired on April 30, 2004.

As resolved by the AGM of May 30, 2003, the Bank's share capital has been conditionally increased by up to €403,000,000. Such conditional capital increase will only be effected to the extent that the holders or creditors of the convertible bonds, bonds with warrants or profit-sharing rights – carrying conversion or option rights – to be issued by May 30, 2008, by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), AktG) exercise their conversion or option rights, or the holders or creditors of the convertible bonds or convertible profit-sharing rights to be issued by May 30, 2008 by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), AktG) meet their obligation to exercise their conversion rights.

(70) Authorized capital

Date of AGM resolution	Original amount €m	Used in previous years for capital increases €m	Used in 2004 for capital increases €m	Expired €m	Remaining amount €m	Date of expiry
21.5.1999	175	–	–	175	–	Expired
21.5.1999	175	25	–	150	–	Expired
21.5.1999	86	86	–	–	–	Expired
31.5.2002	30	6	2	–	22	30.4.2007
12.5.2004	225	–	–	–	225	30.4.2009
12.5.2004	225	–	–	–	225	30.4.2009
12.5.2004	150	–	–	–	150	30.4.2009
Total	**1,066**	**117**	**2**	**325**	**622**	

The Board of Managing Directors is authorized to increase, with the approval of the Supervisory Board, the share capital of the Bank by April 30, 2007, through the issue of new no-par-value shares against cash, in either one or several tranches, by a maximum amount of altogether €22,080,896.60, thereby excluding the subscription rights of shareholders for the purpose of issuing these shares to the Bank's staff.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009, through the issue of new no-par-value shares against cash, in either one or several tranches, but by a maximum amount of €225,000,000 (authorized capital 2004/I). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary in order to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009 through the issue of new no-par-value shares against cash or contributions in kind, in either one or several tranches, but by a maximum amount of €225,000,000 (authorized capital 2004/II). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights.

Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights insofar as the capital increase is made against contributions in kind for the purpose of acquiring companies or interests in companies.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009, through the issue of new no-par-value shares against cash, in either one or several tranches, but by a maximum amount of €150,000,000 (authorized capital 2004/III). The Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights if the issue price of the new shares is not substantially lower than that of already listed shares offering the same conditions.

(71) The Bank's foreign-currency position

On December 31, 2004, the Commerzbank Group had the following foreign-currency assets and liabilities (excluding fair values of derivatives):

			31.12.2004 €m			31.12.2003 €m	Change in %
	USD	JPY	GBP	Others	Total	Total	
Cash reserve	21	344	11	317	693	1,028	–32.6
Claims on banks	10,902	5,041	1,353	3,281	20,577	24,112	–14.7
Claims on customers	20,024	1,056	2,211	6,653	29,944	35,479	–15.6
Assets held for dealing purposes	4,271	474	2,077	1,775	8,597	9,429	–8.8
Investments and securities portfolio	7,211	1,036	382	1,449	10,078	7,778	29.6
Other balance-sheet items	2,142	825	647	1,739	5,353	6,219	–13.9
Foreign-currency assets	**44,571**	**8,776**	**6,681**	**15,214**	**75,242**	**84,045**	**–10.5**
Liabilities to banks	13,402	5,294	4,612	5,340	28,648	38,634	–25.8
Liabilities to customers	16,927	170	2,739	5,152	24,988	20,084	24.4
Securitized liabilities	5,778	161	999	3,890	10,828	12,369	–12.5
Liabilities from dealing activities	319	7	10	917	1,253	2,998	–58.2
Other balance-sheet items	2,852	395	1,514	1,193	5,954	5,287	12.6
Foreign-currency liabilities	**39,278**	**6,027**	**9,874**	**16,492**	**71,671**	**79,372**	**–9.7**

Due to exchange-rate movements in the 2004 financial year, the consolidated balance-sheet total contracted by roughly €4bn (previous year: –€12bn). Total lending declined by €3bn (previous year: –€7bn).

Notes to financial instruments

(72) Derivative transactions

The following tables present the respective nominal amounts and fair values of OTC derivatives and derivatives traded on a stock exchange.

In order to minimize (reduce) both the economic and the regulatory credit risk arising from these instruments, our Legal Services department concludes master agreements (bilateral netting agreements) with our business associates (such as 1992 ISDA Master Agreement Multicurrency Cross-Border; German Master Agreement for Financial Futures). By means of such bilateral netting agreements, the positive and negative fair values of the derivatives contracts included under a master agreement can be offset against one another and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of our credit commitments, we use such risk-reducing techniques only if we consider them enforceable under the respective legal system, should the business associate become insolvent. In order to check enforceability, we avail ourselves of legal opinions from various international law firms.

Similar to the master agreements are the collateral agreements (e.g. collateralization annex for financial futures contracts, Credit Support Annex), which we conclude with our business associates to secure the net claim or liability remaining after netting (receiving or furnishing of security). As a rule, this collateral management reduces credit risk by means of prompt (mostly daily or weekly) measurement and adjustment of the exposure to customers.

On average, we achieve a credit-risk mitigation of 77.23% of the exposure for the derivatives contracts and security which are covered by the process of risk-reducing techniques.

In the credit derivatives area, we registered a 25.19% higher volume than a year earlier. We employ these products which serve to transfer credit risk both in trading for arbitrage purposes and in investing for diversifying our loan portfolios. The following table illustrates our risk structure in terms of the various risk assets that have been hedged.

Breakdown, by reference assets

	31.12.2004		31.12.2003	
	Nominal amounts		Nominal amounts	
€m	Protection bought	Protection sold	Protection bought	Protection sold
OECD central governments	2,663	2,705	1,925	2,111
OECD banks	4,570	5,217	4,261	3,428
OECD financial institutions	8,153	8,483	5,006	5,134
Other companies, private individuals	47,774	48,902	39,803	40,546
Non-OECD banks	9	–	261	151
Total	**63,169**	**65,307**	**51,256**	**51,370**

31.12.2004	Nominal amount				Fair value	
	Remaining lifetimes					
€ m	under 1 year	1-5 years	more than 5 years	Total	positive	negative
Foreign-currency-based forward transactions						
OTC products	268,282	119,157	61,901	449,340	9,578	9,878
Spot and forward currency transactions	145,469	9,710	109	155,288	4,133	4,756
Interest-rate and currency swaps	70,117	96,329	58,577	225,023	4,644	4,294
Currency call options	26,605	7,386	1,612	35,603	801	–
Currency put options	26,091	5,732	1,603	33,426	–	828
Other foreign-exchange contracts	–	–	–	–	–	–
Products traded on a stock exchange	670	107	–	777	–	–
Currency futures	670	107	–	777	–	–
Currency options	–	–	–	–	–	–
Total	**268,952**	**119,264**	**61,901**	**450,117**	**9,578**	**9,878**
Interest-based futures transactions						
OTC products	1,273,623	1,236,339	1,014,175	3,524,137	61,408	68,737
Forward-rate agreements	135,079	2,673	–	137,752	87	77
Interest-rate swaps	1,094,167	1,116,192	927,596	3,137,955	58,120	64,985
Call options on interest-rate futures	17,549	43,085	32,095	92,729	2,558	–
Put options on interest-rate futures	22,275	49,001	38,165	109,441	–	2,786
Other interest-rate contracts	4,553	25,388	16,319	46,260	643	889
Products traded on a stock exchange	125,257	7,685	8,277	141,219	–	–
Interest-rate futures	52,889	3,864	2,495	59,248	–	–
Interest-rate options	72,368	3,821	5,782	81,971	–	–
Total	**1,398,880**	**1,244,024**	**1,022,452**	**3,665,356**	**61,408**	**68,737**
Other forward transactions						
OTC products	37,556	145,482	10,837	193,875	3,742	4,444
Structured equity/index products	4,238	11,988	1,086	17,312	758	1,162
Equity call options	9,202	9,567	508	19,277	1,238	–
Equity put options	11,157	10,800	774	22,731	–	1,534
Credit derivatives	8,553	111,713	8,210	128,476	1,451	1,501
Precious metal contracts	4,406	1,414	259	6,079	295	247
Other transactions	–	–	–	–	–	–
Products traded on a stock exchange	33,813	8,887	155	42,855	–	–
Equity futures	4,734	–	–	4,734	–	–
Equity options	29,079	8,887	155	38,121	–	–
Other futures	–	–	–	–	–	–
Other options	–	–	–	–	–	–
Total	**71,369**	**154,369**	**10,992**	**236,730**	**3,742**	**4,444**
Total immatured forward transactions						
OTC products	1,579,461	1,500,978	1,086,913	4,167,352	74,728	83,059
Products traded on a stock exchange	159,740	16,679	8,432	184,851	–	–
Total	**1,739,201**	**1,517,657**	**1,095,345**	**4,352,203**	**74,728**	**83,059**

As of December 31, 2003, the figures were as follows:

31.12.2003	Nominal amount				Fair value	
	Remaining lifetimes					
€m	under 1 year	1-5 years	more than 5 years	Total	positive	negative
Foreign-currency-based forward transactions						
OTC products	325,473	106,449	55,896	487,818	11,228	12,598
Spot and forward currency transactions	205,883	13,857	634	220,374	5,237	6,484
Interest-rate and currency swaps	57,304	81,434	52,882	191,620	4,962	5,059
Currency call options	32,840	5,917	1,159	39,916	1,029	–
Currency put options	29,446	5,241	1,221	35,908	–	1,055
Other foreign-exchange contracts	–	–	–	–	–	–
Products traded on a stock exchange	816	226	–	1,042	–	–
Currency futures	815	226	–	1,041	–	–
Currency options	1	–	–	1	–	–
Total	**326,289**	**106,675**	**55,896**	**488,860**	**11,228**	**12,598**
Interest-based futures transactions						
OTC products	1,017,271	1,000,787	791,759	2,809,817	46,456	47,539
Forward-rate agreements	209,036	3,322	–	212,358	100	81
Interest-rate swaps	767,819	843,414	685,480	2,296,713	43,013	44,248
Call options on interest-rate futures	21,652	49,010	44,901	115,563	2,399	–
Put options on interest-rate futures	14,169	56,107	49,255	119,531	–	2,682
Other interest-rate contracts	4,595	48,934	12,123	65,652	944	528
Products traded on a stock exchange	168,501	6,026	8,580	183,107	–	–
Interest-rate futures	66,157	3,347	3,892	73,396	–	–
Interest-rate options	102,344	2,679	4,688	109,711	–	–
Total	**1,185,772**	**1,006,813**	**800,339**	**2,992,924**	**46,456**	**47,539**
Other forward transactions						
OTC products	27,110	115,056	11,644	153,810	4,328	4,420
Structured equity/index products	1,480	4,850	1,110	7,440	837	738
Equity call options	6,805	9,617	675	17,097	1,480	–
Equity put options	7,212	10,576	753	18,541	–	1,688
Credit derivatives	6,986	86,837	8,803	102,626	1,474	1,484
Precious metal contracts	4,627	3,176	303	8,106	537	510
Other transactions	–	–	–	–	–	–
Products traded on a stock exchange	25,327	5,115	86	30,528	–	–
Equity futures	4,492	10	–	4,502	–	–
Equity options	20,835	5,105	86	26,026	–	–
Other futures	–	–	–	–	–	–
Other options	–	–	–	–	–	–
Total	**52,437**	**120,171**	**11,730**	**184,338**	**4,328**	**4,420**
Total immatured forward transactions						
OTC products	1,369,854	1,222,292	859,299	3,451,445	62,012	64,557
Products traded on a stock exchange	194,644	11,367	8,666	214,677	–	–
Total	**1,564,498**	**1,233,659**	**867,965**	**3,666,122**	**62,012**	**64,557**

Breakdown of derivatives business, by borrower group:

	31.12.2004		31.12.2003	
	Fair value		Fair value	
€ m	positive	negative	positive	negative
OECD central governments	1,137	380	1,109	368
OECD banks	50,259	57,708	49,439	50,361
OECD financial institutions	20,360	21,352	8,256	8,978
Other companies, private individuals	2,488	3,233	2,609	4,391
Non-OECD banks	484	386	599	459
Total	**74,728**	**83,059**	**62,012**	**64,557**

Fair values appear as the sum totals of the positive and negative amounts per contract, from which no pledged security has been deducted and no possible netting agreements have been taken into consideration. By definition, no positive fair values exist for put options.

(73) Use made of derivative financial instruments

	31.12.2004		31.12.2003	
	Fair value		Fair value	
€ m	positive	negative	positive	negative
Derivative financial instruments used for trading purposes	67,982	71,195	57,206	56,002
Hedging derivatives which cannot be employed in hedge accounting	2,826	3,211	2,254	2,623
Derivatives used as hedging instruments	3,920	8,653	2,552	5,932
for fair value hedge accounting	2,111	4,049	1,649	3,211
for cash flow hedge accounting	1,809	4,604	903	2,721
Total	**74,728**	**83,059**	**62,012**	**64,557**

In the above table, we show the use made of our derivative financial instruments. We use derivatives for both trading and hedging purposes. In Notes 6, 13, 14, 20 and 21, we have described the above-mentioned criteria.

(74) Market risk arising from trading activities

For the daily quantification and monitoring of market risk, especially that arising in proprietary trading, mathematical-statistical methods are used to calculate the value-at-risk. The underlying statistical parameters are based on an observation period of the past 255 trading days, a 10-day holding period and a confidence level of 99%. The value-at-risk models are constantly being adapted to the changing environment.

On the basis of the risk data, the Group manages the market risk for all operating units by a system of risk limits, primarily by means of limits for the potential risk (value-at-risk) and stress scenarios, as well as loss-review triggers.

The risk position of the Group's trading portfolio at year-end shows the value-at-risk, broken down by the various business lines engaged in proprietary trading. The value-at-risk shows the potential losses which will not be exceeded with a 99% degree of probability.

Risk position of the trading portfolio (Principle I risks):

Portfolio	Holding period Confidence level 99%	**31.12.2004** **€ m**	**31.12.2003** **€ m**
Group	10 days	54.7 *)	66.8 *)
Corporates & Markets department (Securities)	10 days	50.7	57.7
Treasury department	10 days	12.4	16.8

*)The relatively low value-at-risk at Group level is the result of strong portfolio effects between the Corporates & Markets and Treasury departments.

(75) Interest-rate risk

The interest-rate risk of the Commerzbank Group results from the items in both the trading book and the banking book. In the latter, interest-rate risk mainly arises through maturity mismatches between the Bank's interest-bearing assets and liabilities – for instance, through the short-term funding of long-dated loans. The interest-rate items shown in the balance sheet and also the derivatives employed to steer them are drawn upon in the measurement of interest-rate risk.

The interest-rate risk of the banking book is measured on the basis of a net present value approach, applying the historical simulation method:

31.12.2004 **Portfolio** € m	Holding period	Banking book	Trading book	Overall interest-rate risk
			Confidence level: 99%	
Group	10 days	118.04	19.55	106.62

31.12.2003 **Portfolio** € m	Holding period	Banking book	Trading book	Overall interest-rate risk
			Confidence level: 99%	
Group	10 days	195.72	61.96	213.77

The value-at-risk figures show the potential losses in € m, which at the given holding period of 10 days will not be exceeded with a probability of 99%.

(76) Concentration of credit risk

Concentrations of credit risk may arise through business relations with individual borrowers or groups of borrowers who share a number of features and whose individual ability to service debt is influenced to the same extent by changes in certain overall economic conditions. These risks are managed by the Credit Risk Management department. Credit risk throughout the Group is monitored by the use of limits for each individual borrower and borrower unit, through the furnishing of the appropriate security and through the application of a uniform lending policy. In order to minimize credit risk, the Bank has entered into a number of master netting agreements ensuring the right to set off the claims on and liabilities to a client in the case of default by the latter or insolvency. In addition, the management regularly monitors individual portfolios. The Group's lending does not reveal any special dependence on individual sectors.

In terms of book values, the credit risks relating to balance-sheet financial instruments were as follows on December 31, 2004:

	Claims	
€ m	31.12.2004	31.12.2003
Customers in Germany	**96,885**	**96,364**
Companies and self-employed	44,686	44,037
Manufacturing	10,629	10,808
Construction	809	824
Distributive trades	5,114	5,370
Services, incl. professions and others	28,134	27,035
Public sector	15,422	16,141
Other retail customers	36,777	36,186
Customers abroad	**38,740**	**42,074**
Corporate and retail customers	34,978	38,618
Public sector	3,762	3,456
Sub-total	**135,625**	**138,438**
less valuation allowances	–5,292	–5,471
Total	**130,333**	**132,967**

(77) Assets pledged as security

Assets in the amounts shown below were pledged as security for the following liabilities:

	31.12.2004 € m	31.12.2003 € m	Change in %
Liabilities to banks	60,973	35,293	72.8
Liabilities to customers	7,267	10,261	–29.2
Liabilities from dealing activities	2,802	1,983	41.3
Total	**71,042**	**47,537**	**49.4**

The following assets were pledged as security for the above-mentioned liabilities:

	31.12.2004 € m	31.12.2003 € m	Change in %
Claims on banks	12,349	1,916	·
Claims on customers	645	11,208	–94.2
Assets held for dealing purposes and investments and securities portfolio	58,460	42,613	37.2
Total	**71,454**	**55,737**	**28.2**

The furnishing of security in order to borrow funds took the form of genuine securities repurchase agreements (repos). At the same time, security was furnished for funds borrowed for fixed specific purposes and securities-lending transactions.

(78) Maturities, by remaining lifetime

	Remaining lifetimes as of 31.12.2004				
€ m	due on demand and unlimited in time	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
Claims on banks	20,876	37,516	13,123	3,303	4,541
Claims on customers	15,347	26,224	13,815	32,335	47,904
Bonds and notes from the assets held for dealing purposes	86	1,897	2,396	9,054	6,704
Bonds, notes and other fixed-income securities and also claims not originated by the Bank held in investments and securities portfolio	113	4,513	6,195	25,582	49,931
Total	**36,422**	**70,150**	**35,529**	**70,274**	**109,080**
Liabilities to banks	17,808	65,821	14,271	5,311	12,219
Liabilities to customers	36,482	55,645	3,094	3,308	6,535
Securitized liabilities	48	16,733	15,643	42,279	12,547
Subordinated capital*)	–	239	736	3,515	3,294
Total	**54,338**	**138,438**	**33,744**	**54,413**	**34,595**

*) excl. deferred interest (€273m) and IAS measurement effects (€819m)

	Remaining lifetimes as of 31.12.2003				
€ m	due on demand and unlimited in time	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
Claims on banks	16,973	20,946	6,956	3,298	3,484
Claims on customers	18,015	24,731	15,402	31,631	48,659
Bonds and notes from the assets held for dealing purposes	255	1,896	3,336	8,132	5,480
Bonds, notes and other fixed-income securities and also claims not originated by the Bank held in investments and securities portfolio	306	3,767	5,342	28,523	41,291
Total	**35,549**	**51,340**	**31,036**	**71,584**	**98,914**
Liabilities to banks	17,441	47,845	13,031	5,414	11,518
Liabilities to customers	34,294	52,740	3,240	3,040	6,686
Securitized liabilities	78	18,025	13,194	34,555	18,140
Subordinated capital	–	291	478	2,702	4,910
Total	**51,813**	**118,901**	**29,943**	**45,711**	**41,254**

The remaining lifetime is defined as the period between the balance-sheet date and the contractual maturity of the claim or liability. In the case of claims or liabilities which are paid in partial amounts, the remaining lifetime has been recognized for each partial amount.

(79) Fair value of financial instruments

The table below compares the fair values of the balance-sheet items with their book values. Fair value is the amount at which financial instruments may be sold or purchased at fair terms on the balance-sheet date. Insofar as market prices (e.g. for securities) were available, we have used these for measurement purposes. For a large number of financial instruments, internal measuring models involving current market parameters were used in the absence of market prices. In particular, the net present-value method and option-price models were applied. Wherever claims on and liabilities to banks and customers had a remaining lifetime of less than a year, the fair value was considered for simplicity's sake to be that shown in the balance sheet.

	Fair value		Book value		Difference	
€ bn	**31.12.2004**	31.12.2003	**31.12.2004**	31.12.2003	**31.12.2004**	31.12.2003
Assets						
Cash reserve	4.9	7.4	4.9	7.4	–	–
Claims on banks	79.4	51.7	79.4	51.7	–	–
Claims on customers	138.0	140.4	135.6	138.4	2.4	2.0
Hedging instruments	3.9	2.6	3.9	2.6	–	–
Assets held for dealing purposes	102.1	87.6	102.1	87.6	–	–
Investments and securities portfolio	94.2	87.9	94.2	87.9	–	–
Liabilities						
Liabilities to banks	115.4	95.2	115.4	95.2	–	–
Liabilities to customers	105.2	100.1	105.1	100.0	0.1	0.1
Securitized liabilities	87.8	84.4	87.3	84.0	0.5	0.4
Hedging instruments	8.7	5.9	8.7	5.9	–	–
Liabilities from dealing activities	80.0	67.0	80.0	67.0	–	–
Subordinated capital	8.9	9.3	8.9	9.4	–	–0.1

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €1.8bn (previous year: €1.6bn) as of December 31, 2004. For covering these items, cash flow hedges are used for the most part. As of December 31, 2004, the measurement of cash flow hedges yielded a figure of -€1.2bn (previous year: -€1.2bn). As of both December 31, 2004 and December 31, 2003, the unrealized appreciation in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

Other notes

(80) Subordinated assets

The following subordinated assets are included in the assets shown in the balance sheet:

	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
Claims on customers	127	88	44.3
Bonds and notes	205	81	·
Other variable-yield securities	344	345	–0.3
Total	**676**	**514**	**31.5**
including: banks in which an equity investment exists	318	319	–0.3

Assets are considered to be subordinated if the claims they represent may not be met before those of other creditors in the case of the liquidation or insolvency of the issuer.

(81) Off-balance-sheet commitments

	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
Contingent liabilities	**24,541**	**26,404**	**–7.1**
from rediscounted bills of exchange credited to borrowers	2	3	–33.3
from guarantees and indemnity agreements	24,539	26,401	–7.1
Credit guarantees	3,869	3,640	6.3
Other guarantees	12,653	14,390	–12.1
Letters of credit	6,256	5,964	4.9
Other warranties	1,761	2,407	–26.8
Irrevocable lending commitments	**36,977**	**39,136**	**–5.5**
Book credits to banks	3,844	1,929	99.3
Book credits to customers	29,813	35,031	–14.9
Credits by way of guarantee	1,195	1,162	2.8
Letters of credit	2,125	1,014	·
Other commitments	**11**	**28**	**–60.7**

Provision for risks arising from off-balance-sheet commitments has been deducted from the respective items.

(82) Volume of managed funds

By type of managed fund, the assets which we manage break down as follows:

	31.12.2004		31.12.2003	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Retail investment funds	479	48.1	436	50.0
Equity-based and mixed funds	313	26.0	267	22.7
Bond-based funds	123	10.3	125	12.2
Money-market funds	22	10.8	25	14.1
Other*)	21	1.0	19	1.0
Non-publicly-offered funds	1,377	25.8	1,309	28.2
Property-based funds	3	11.8	3	12.0
Total	**1,859**	**85.7**	**1,748**	**90.2**

*) includes fund-of-funds and retirement funds

The regional breakdown of the funds launched is shown in the following chart:

	31.12.2004		31.12.2003	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Germany	397	43.7	421	45.7
United Kingdom	1,084	14.1	994	14.3
Other European countries	244	22.0	281	27.2
America	11	1.1	10	1.4
Other countries	123	4.8	42	1.6
Total	**1,859**	**85.7**	**1,748**	**90.2**

(83) Genuine repurchase agreements (repo and reverse repo transactions)

Under its genuine repurchase agreements, the Commerzbank Group sells or purchases securities with the obligation to repurchase or return them. The money equivalent deriving from repurchase agreements in which the Commerzbank Group is a borrower (commitment to take the securities back) is shown in the balance sheet as a liability to banks or customers.

The genuine repurchase agreements concluded up to the balance-sheet date break down as follows:

	31.12.2004 € m	31.12.2003 € m	Change in %
Genuine repurchase agreements as a borrower (repo agreements)			
Liabilities to banks	36,695	19,111	92.0
Liabilities to customers	15,764	13,252	19.0
Total	**52,459**	**32,363**	**62.1**
Genuine repurchase agreements as a lender (reverse repo agreements)			
Claims on banks	35,436	20,880	69.7
Claims on customers	10,744	7,746	38.7
Total	**46,180**	**28,626**	**61.3**

(84) Securities-lending transactions

Securities-lending transactions are conducted with other banks and customers in order to cover our need to meet delivery commitments or to enable us to effect securities repurchase agreements in the money market. We show lent securities in our balance sheet under our trading portfolio or under the investments and securities portfolio, whereas borrowed securities do not appear in the balance sheet. The expenses and income from securities-lending transactions, insofar as they relate to the past financial year, were recognized under interest paid or received in the income statement and reflect the respective maturities.

	31.12.2004 € m	31.12.2003 € m	Change in %
Lent securities	10,618	8,821	20.4
Borrowed securities	7,638	8,576	–10.9

(85) Trust transactions at third-party risk

Trust transactions which do not have to be shown in the balance sheet amounted to the following on the balance-sheet date:

	31.12.2004 €m	31.12.2003 €m	Change in %
Claims on banks	4	4	0.0
Claims on customers	393	73	.
Other assets	602	581	3.6
Assets on a trust basis at third-party risk	**999**	**658**	**51.8**
Liabilities to banks	382	52	.
Liabilities to customers	617	606	1.8
Liabilities on a trust basis at third-party risk	**999**	**658**	**51.8**

(86) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

Like other internationally active banks, the Commerzbank Group has committed itself to meeting the demands on capital adequacy contained in the Basel accord. This imposes on banks a minimum requirement of 8% of own funds to risk-weighted assets (own funds ratio). A minimum requirement of 4% applies universally for the ratio between core capital and risk-weighted assets (core capital ratio).

Own funds are defined as liable capital that is made up of core and supplementary capital, plus Tier III capital. Core capital mainly consists of subscribed capital plus reserves and minority interests, less goodwill. Supplementary capital comprises outstanding profit-sharing certificates and subordinated long-term liabilities. Tier III capital consists of short-term subordinated liabilities.

The structure of the Commerzbank Group's capital in accordance with the Basel capital accord yields the following picture:

	31.12.2004 €m	31.12.2003 €m	Change in %
Core capital (Tier I)			
Subscribed capital	1,546	1,545	0.1
Reserves, minority interests, treasury shares	8,938	8,724	2.5
Hybrid capital	–	–	–
Other	–	–12	.
Total	**10,484**	**10,257**	**2.2**
Supplementary capital (Tier II)			
Profit-sharing rights	2,073	2,341	–11.4
Reserves in securities (amount reported: 45%)	623	477	30.6
Subordinated liabilities	4,214	4,810	–12.4
Other	229	240	–4.6
Total	**7,139**	**7,868**	**–9.3**
Tier III capital	**–**	**125**	**.**
Eligible own funds according to BIS	**17,623**	**18,250**	**–3.4**

as of 31.12.2004			Capital charges in %				Total
€ m	100	50	25	20	10	4	
Balance-sheet business	89,855	6,787	–	11,253	–	–	107,895
Traditional off-balance-sheet business	3,776	15,474	84	755	286	55	20,430
Derivatives business in investment portfolio	–	2,467	–	4,115	–	–	6,582
Risk-weighted assets, total	**93,631**	**24,728**	**84**	**16,123**	**286**	**55**	**134,907**

Risk-weighted market-risk position multiplied by 12.5	4,838
Total items to be risk-weighted	139,745
Eligible own funds	17,623
Core capital ratio (excluding market-risk position)	7.8
Core capital ratio (including market-risk position)	7.5
Own funds ratio (including market-risk position)	12.6

as of 31.12.2003			Capital charges in %				Total
€ m	100	50	25	20	10	4	
Balance-sheet business	91,455	5,709	–	11,020	–	–	108,184
Traditional off-balance-sheet business	4,748	14,946	11	571	344	47	20,667
Derivatives business in investment portfolio	–	2,578	–	4,400	–	–	6,978
Risk-weighted assets, total	**96,203**	**23,233**	**11**	**15,991**	**344**	**47**	**135,829**

Risk-weighted market-risk position multiplied by 12.5	5,000
Total items to be risk-weighted	140,829
Eligible own funds	18,250
Core capital ratio (excluding market-risk position)	7.6
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	13.0

Reconciliation of reported capital with eligible equity in accordance with BIS

31.12.2004 € m	Core capital/ equity	Minority interests	Supplementary/ subordinated capital (excl. IAS effects and deferred interest)	Tier III capital	Total
Reported in balance sheet	9,801	1,269	7,784	–	**18,854**
Reclassifications					
Minority interests[1]	994	–1,100			**–106**
Tier III capital					**–**
Consolidated profit	–150				**–150**
Deduction of goodwill, if relevant for Basel consolidation	–168				**–168**
Changes in consolidated companies	409				**409**
Parts of subordinated capital not eligible due to limited remaining lifetime			–1,436		**–1,436**
Revaluation reserve and measurement of cash flow hedges	–389	–169			**–558**
Latent revaluation reserves for securities			623		**623**
General provisions/ reserves for defaults			309		**309**
Other differences	–13		–141		**–154**
Eligible equity	**10,484**	**–**	**7,139**	**–**	**17,623**

[1] excluding net profit

(87) Liquidity ratio of Commerzbank AG (Principle II)

Pursuant to Art. 11, KWG, banks are obliged to invest their funds such that adequate liquidity for payment purposes is guaranteed at all times. They have to demonstrate that they have adequate liquidity in the form of a liquidity analysis (Principle II). The liquidity-weighted assets (claims, securities, etc.), structured to reflect their respective maturity brackets, are set off against certain liquidity-weighted balance-sheet and off-balance-sheet liabilities (liabilities, lending commitments), broken down by remaining lifetime. The ratio between the funds in the first maturity bracket (remaining life of up to one month) and the payment obligations which may fall due during this period has to reach a value of one every day. If the ratio registers the value of one, liquidity is considered to be adequate. As of December 31, 2004, the liquidity ratio worked out by Commerzbank AG was 1.14 (previous year: 1.12). Excess liquidity stood at €18.5bn (previous year: €14.6bn).

Liquidity ratio of Commerzbank AG in 2004:

	Month-end level		Month-end level
January	1.18	July	1.17
February	1.19	August	1.19
March	1.13	September	1.16
April	1.14	October	1.15
May	1.13	November	1.18
June	1.13	December	1.14

(88) Securitization of credits

The use of credit derivatives (such as credit default swaps, total return swaps, and credit-linked notes) can reduce the risk weighting of a loan portfolio, whereby the hedging effect of a credit derivative may relate both to individual credits or securities and to entire portfolios of loans or securities. As a rule, security is furnished by means of a synthetic securitization (credit default swap) or in the form of cash security. But forms of traditional cover (e.g. the disposal of claims) are also possible. The hedging programmes launched by the Commerzbank Group are intended to ease the strain on regulatory capital.

By the end of the 2004 financial year, Commerzbank AG and two of its subsidiaries had launched ten securitization programmes as the buyers of protection.

The time band stretches from six to 32 years. All told, credits to customers of €10.9bn had been hedged by end-December 2004. This eased the burden on the Bank's risk-weighted assets by €7.7bn.

Name of transaction	Year of conclusion	Duration of transaction in years	Type of claim	Size of credit €m	Reduction of risk-weighted assets €m	Buyer of protection
Kaiserplatz 263	1999	6	Corporate loans	1,500	1,182	Commerzbank AG
Residence 2000-1	2000	32	Private home loans	635	405	Commerzbank AG (CLN)
Residence 2000-1	2000	32	Private home loans	857	375	Commerzbank AG (CDS)
Residence 2001-1	2001	30	Private home loans	1,136	452	Commerzbank AG
Paneuropean CLO	2001	6	Corporate loans	1,635	1,230	Commerzbank AG
Paneuropean CLO	2001	6	Corporate loans	0	0	Commerzbank (Nederland) N.V.
Paneuropean CLO	2001	6	Corporate loans	26	21	Commerzbank International S.A., Luxembourg
Promise C 2002-1	2002	8	Corporate loans	1,470	1,337	Commerzbank AG
Residence 2002-1	2002	31	Private home loans	1,180	1,180	Commerzbank AG
Residence 2002-2	2002	31	Private home loans	1,179	733	Commerzbank AG
Residence 2003-1	2003	30	Private home loans	1,255	800	Commerzbank AG
				10,873	**7,715**	

(89) *Average number of staff employed by the Bank during the year*

	2004			2003		
	total	male	female	total	male	female
Group	31,400	16,946	14,454	32,898	17,515	15,383
in Germany	24,055	11,965	12,090	25,559	12,747	12,812
abroad	7,345	4,981	2,364	7,339	4,768	2,571

The above figures include both full-time and part-time personnel. Not included in the figures is the average number of employees undergoing training within the Group. The average time worked by part-time staff is 60% (previous year: 55%) of the standard working time.

	total		male		female	
	2004	2003	2004	2003	2004	2003
Trainees	1,292	1,437	502	559	790	878

(90) Remuneration and loans to board members

Apart from the fixed salary, the remuneration of the members of the Board of Managing Directors also comprises variable, performance-and result-linked components and those with a long-term incentive effect. All the remuneration components are determined by the Presiding Committee of the Supervisory Board. With effect from July 1, 2004, the Presiding Committee altered the remuneration structure of the members of the Board of Managing Directors.

With German commercial law and accounting provisions taken into consideration, €6,599 thousand has to be shown as overall remuneration for the members of the Board of Managing Directors in the 2004 financial year. This includes €843 thousand of remuneration in kind, which in tax terms has to be treated as benefits in money's worth. In the appropriate cases, the stated remuneration of individual members of the Board of Managing Directors includes the fees paid for serving on the boards of consolidated subsidiaries.

Active members of the Board of Managing Directors have participated in the 2000-2004 long-term performance plans presented in Note 28. For this purpose, those entitled to take part have invested in up to 5,000 Commerzbank shares per plan at current market prices. No payments requiring disclosure were effected in the 2004 financial year.

In the following table a), the remuneration of the individual members of the Board of Managing Directors is presented on an accrual basis according to German commercial law and accounting provisions and on condition that Commerzbank AG's annual financial statements for the 2004 financial year are established in their present form and the Presiding Committee adopts the relevant resolution on variable remuneration for 2004. In table b), the remuneration is shown according to the cash method, i.e. the amount actually received in the year under review.

a) on accrual basis

2004 Name	Fixed salary in €1,000	Variable remuneration[3] in €1,000	Overall amount for 2004 in €1,000
Klaus-Peter Müller	650	370	1,020
Martin Blessing	420	262	682
Mehmet Dalman[1]	300	0	300
Wolfgang Hartmann	420	262	682
Dr. Achim Kassow[2]	80	40	120
Andreas de Maizière	420	240	660
Klaus M. Patig	420	240	660
Dr. Eric Strutz[2]	330	184	514
Nicholas Teller	420	236	656
Total	**3,460**	**1,834**	**5,294**

1) p.r.t. for the time up to resignation; 2) p.r.t. for the time since appointment; 3) payable in 2005, calculated after fees paid for serving on the boards of subsidiaries had been deducted insofar as they fell due before July 1, 2004.

b) by cash method

2004 Name	Fixed salary in €1,000	Variable remuneration[4] in €1,000	Payment in 2004 in €1,000
Klaus-Peter Müller	650	800	1,450
Martin Blessing	420	500	920
Mehmet Dalman[1]	300	1,121	1,421
Wolfgang Hartmann	420	360	780
Dr. Achim Kassow[2]	80	–	80
Andreas de Maizière	420	250	670
Klaus M. Patig	420	330	750
Dr. Eric Strutz[2]	330	–	330
Nicholas Teller[3]	420	270	690
Gesamt	**3,460**	**3,631**	**7,091**

1) p.r.t. for the time up to resignation; 2) p.r.t. for the time since appointment; 3) variable remuneration p.r.t.; 4) payment of the variable remuneration for 2003 was made without the fees paid for serving on the boards of subsidiaries being taken into consideration.

Payments to former members of the Board of Managing Directors and their surviving dependents amounted to €6,479 thousand in the 2004 financial year. In the previous year, they had totalled €7,022 thousand.

For active and former members of the Board of Managing Directors or their surviving dependents, the Bank has established a provision for old age, which was partially invested with Commerzbank Pension Trust e.V. in the 2004 financial year. The subsequently remaining provisions for pension commitments as of December 31, 2004, amounted to €4.6m for active members and €12.3m for former members of the Board of Managing Directors or their surviving dependents.

The pension commitments (defined-benefit obligations) pursuant to IAS for active and former members of the Board of Managing Directors or their surviving dependents amounted to €81.9m on December 31, 2004.

The transparency provisions of the German Corporate Governance Code (in the valid version of May 21, 2003), based on the legal provisions of Art. 15a, of the German Securities Trading Act – WpHG (former version), require that transactions by the members of the Board of Managing Directors in Commerzbank shares and options be disclosed in the Notes. Pursuant to Art. 15a, WpHG (former version), purchases and disposals by members of the Board of Managing Directors have to be reported if they exceed €25,000 overall within 30 days. The Bank publishes such information on its internet site.

In the course of the 2004 financial year, Dr. Eric Strutz purchased 3,000 and 2,500 shares of Commerzbank Aktiengesellschaft on May 13 and August 9, respectively, to the value of €39,000 and €32,175. Martin Blessing purchased 2,500 shares with a value of €33,900 on August 4.

Previously similar obligations under the German Corporate Governance Code and WpHG have been extended and made more restrictive in terms of amounts by the legal amendment which became effective on October 30, 2004. Pursuant to Art. 15a, WpHG (new version), purchases effected on a labour-law basis or as part of a remuneration package are no longer exempt from taxation. Transactions exceeding an annual limit of €5,000 now have to be reported and disclosed. Since October 30, 2004, no transactions exceeding this limit have been effected by members of the Board of Managing Directors.

The members of our Supervisory Board will receive remuneration of €1,054 thousand for the 2004 financial year (previous year: €442 thousand), provided that the AGM of Commerzbank Aktiengesellschaft resolves that a dividend of €0.25 be paid per no par-value share. The remuneration of the members of the Supervisory Board is regulated by Art. 15 of the articles of association of Commerzbank AG and is divided as follows between the individual members:

2004 Supervisory Board members	Basic remuneration[1)] in €1,000	Committee remuneration in €1,000	Total in €1,000
Dr. h.c. Martin Kohlhaussen	78	52	130
Uwe Tschäge	52	13	65
Hans-Hermann Altenschmidt	26	13	39
Dott. Sergio Balbinot	26	13	39
Herbert Bludau-Hoffmann	26	–	26
Astrid Evers	26	–	26
Uwe Foullong	26	–	26
Daniel Hampel	26	–	26
Dr.-Ing. Otto Happel	26	13	39
Dr. jur. Heiner Hasford	26	13	39
Sonja Kasischke	26	–	26
Wolfgang Kirsch	26	13	39
Werner Malkhoff	26	13	39
Klaus Müller-Gebel	26	39	65
Dr. Sabine Reiner	26	–	26
Dr. Erhard Schipporeit	26	–	26
Prof. Dr.-Ing. Dr. h.c. Ekkehard Schulz	26	–	26
Prof. Dr. Jürgen F. Strube	26	13	39
Dr. Klaus Sturany	26	–	26
Dr.-Ing. E.h. Heinrich Weiss	26	13	39
Total	**598**	**208**	**806**

1) This basic remuneration consists of a fixed portion (roughly 76.9%) and a variable portion dependent on the dividend payment (roughly 23.1%)

Altogether €247,500 was paid by way of meeting attendance fees for participation in the meetings of the Supervisory Board and its three committees (Presiding, Audit and Risk Committees), which is €1,500 per meeting attended. The turnover tax of €168 thousand to be paid on the overall remuneration of the members of the Supervisory Board is refunded by Commerzbank Aktiengesellschaft.

No purchases or disposals of Commerzbank shares and options by members of the Supervisory Board in excess of €25,000 overall within 30 days were reported in the 2004 financial year; nor were any pursuant to Art. 15a, WpHG (new version).

All told, the Board of Managing Directors and Supervisory Board held no more than 1% of the issued shares and option rights of Commerzbank AG on December 31, 2004.

On the balance-sheet date, the aggregate amount of advances and loans granted, as well as contingent liabilities, was as follows:

	31.12.2004	31.12.2003
	€1,000	€1,000
Board of Managing Directors	4,141	3,382
Supervisory Board	1,703	1,631

Advances and loans have been granted to members of the Board of Managing Directors with lifetimes ranging between until further notice and a due date of 2030 and at interest rates ranging between 3.00% and 6.00%. Collateral security is provided on a normal market scale, wherever necessary with land charges.

The loans and advances to members of the Supervisory Board – including those to employee representatives on this body – were granted with lifetimes ranging between until further notice and a due date of 2031 and at interest rates ranging between 2.64% and 12.50%. In line with market conditions, some loans were granted without collateral security, against land charges or against the assignment of credit balances and life insurances.

(91) Other commitments

Commitments towards companies both outside the Group and not included in the consolidation for uncalled payments on shares in private limited-liability companies issued but not fully paid amount to €4m (previous year: €7m).

The Bank is responsible for the payment of assessments of up to €38m to Liquiditäts-Konsortialbank (Liko) GmbH, Frankfurt am Main, the "lifeboat" institution of the German banking industry. The individual banking associations have also declared themselves responsible for the payment of assessments to Liko. To cover such assessments, Group companies have pledged to Liko that they will meet any payment in favour of their respective associations.

Under Art. 5, (10) of the statutes of the German banks' Deposit Insurance Fund, we have undertaken to indemnify the Association of German Banks, Berlin, for any losses incurred through support provided for banks in which Commerzbank holds a majority interest.

Obligations towards futures and options exchanges and also towards clearing centres, for which securities have been deposited as collateral, amount to €1,235m (previous year: €960m).

Our subsidiaries Caisse Centrale de Réescompte S.A., Paris, and COMINVEST Asset Management S.A., Luxembourg, have provided performance guarantees for selected funds.

The Group's existing obligations arising from rental and leasing agreements – buildings, office furniture and equipment – will lead to expenses of €274m in 2005, €254m per year in 2006-2008, and €219m as from 2009.

(92) Letter of comfort

In respect of the subsidiaries listed below and included in the consolidated financial statements of our Bank, we ensure that, except in the case of political risks, they are able to meet their contractual liabilities.

Name	Seat
BRE Bank Hipoteczny SA	Warsaw
BRE Bank SA	Warsaw
BRE Leasing Sp. z o.o.	Warsaw
Caisse Centrale de Réescompte, S.A.	Paris
CCR Actions	Paris
CCR Chevrillon-Philippe	Paris
CCR Gestion	Paris
comdirect bank Aktiengesellschaft (sub-group)	Quickborn
COMINVEST Asset Management GmbH	Frankfurt am Main
COMINVEST Asset Management Ltd.	Dublin
COMINVEST Asset Management S.A.	Luxembourg
Commerz (East Asia) Ltd.	Hong Kong
Commerz Advisory Management Co. Ltd.	British Virgin Islands
Commerz Asset Management (UK) plc	London
Commerz Asset Management Asia Pacific Pte Ltd.	Singapore
Commerz Equity Investments Ltd.	London
Commerz International Capital Management (Japan) Ltd.	Tokyo
Commerz Securities (Japan) Company Ltd.	Hong Kong/Tokyo
Commerzbank (Budapest) Rt.	Budapest
Commerzbank (Eurasija) SAO	Moscow
Commerzbank (Nederland) N.V.	Amsterdam
Commerzbank (South East Asia) Ltd.	Singapore
Commerzbank (Switzerland) Ltd	Zurich
Commerzbank Asset Management Asia Ltd.	Singapore
Commerzbank Belgium S.A. N.V.	Brussels
Commerzbank Capital Markets Corporation	New York
Commerzbank Europe (Ireland) Unlimited	Dublin
Commerzbank Europe Finance (Ireland) plc	Dublin
Commerzbank International S.A.	Luxembourg
Commerzbank Overseas Finance N.V.	Curaçao
CommerzLeasing und Immobilien AG (sub-group)	Düsseldorf
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	Luxembourg
European Bank for Fund Services GmbH (ebase)	Haar near Munich
Gracechurch TL Ltd.	London
Hypothekenbank in Essen AG	Essen
Intermarket Bank AG	Vienna
Jupiter Administration Services Limited	London
Jupiter Asset Management (Asia) Limited	Hong Kong
Jupiter Asset Management (Bermuda) Limited	Bermuda
Jupiter Asset Management Limited	London
Jupiter Asset Managers (Jersey) Limited	Jersey
Jupiter International Group plc	London
Jupiter Unit Trust Managers Limited	London

Name	Seat
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Jupiter KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Luna KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Neptun KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Pluto KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Uranus KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Venus KG	Düsseldorf
P.T. Bank Finconesia	Jakarta
Stampen S.A.	Brussels
Transfinance a.s.	Prague
Tyndall Holdings Limited	London
Tyndall International Holdings Limited	Bermuda
Tyndall Investments Limited	London
Tyndall Trust International I.O.M. Limited	Isle of Man

(93) Corporate Governance Code

We have issued our declaration of compliance with the German Corporate Governance Code pursuant to Art. 161, German Stock Corporation Act – AktG and made it available to shareholders on the internet (www.commerzbank.com).

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Dr. h.c. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman
until September 30, 2004

Wolfgang Hartmann

Dr. Achim Kassow
since November 10, 2004

Andreas de Maizière

Klaus M. Patig

Dr. Eric Strutz
since April 1, 2004

Nicholas Teller

*) elected by the Bank's employees

Holdings in affiliated and other companies

Affiliated companies included in the consolidation

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
Atlas-Vermögensverwaltungs-Gesellschaft mbH	Bad Homburg v.d.H.	100.0		€	691,667
ATBRECOM Limited	London	100.0	100.0	€	284
BRE Bank Hipoteczny SA*)	Warsaw	100.0	100.0	Zl	154,215
TOMO Vermögensverwaltungsgesellschaft mbH	Frankfurt am Main	100.0	100.0	€	22,778
Zweite Umbra Vermögensverwaltungs-gesellschaft mbH	Frankfurt am Main	100.0	100.0	€	46
BRE Bank SA	Warsaw	72.2		Zl	1,862,127
BRE Leasing Sp. z o.o.	Warsaw	100.0	100.0	Zl	49,646
Intermarket Bank AG	Vienna	54.8	54.8	€	18,213
PTE Skarbiec-Emerytura SA	Warsaw	100.0	100.0	Zl	99,375
Skarbiec Asset Management Holding SA	Warsaw	100.0	100.0	Zl	82,086
Transfinance a.s.	Prague	100.0	100.0	Kč	211,909
Caisse Centrale de Réescompte, S.A.	Paris	99.5		€	171,557
CCR Actions	Paris	91.6	91.6	€	3,440
CCR Chevrillon-Philippe	Paris	87.0	87.0	€	4,119
CCR Gestion	Paris	100.0	100.0	€	8,389
Commerz (East Asia) Ltd.	Hong Kong	100.0		€	41,771
Commerz Asset Management (UK) plc	London	100.0		£	182,342
Jupiter International Group plc (sub-group)	London	100.0	100.0	£	210,829
Jupiter Asset Management Limited	London	100.0	100.0		
Jupiter Unit Trust Managers Limited	London	100.0	100.0		
Tyndall Holdings Limited	London	100.0	100.0		
Jupiter Administration Services Limited	London	100.0	100.0		
Tyndall Investments Limited	London	100.0	100.0		
Tyndall International Holdings Limited	Bermuda	100.0	100.0		
Jupiter Asset Management (Asia) Limited	Hong Kong	100.0	100.0		
Jupiter Asset Management (Bermuda) Limited	Bermuda	100.0	100.0		
Jupiter Asset Managers (Jersey) Limited	Jersey	100.0	100.0		
Tyndall Trust International I.O.M. Limited	Isle of Man	100.0	100.0		
Tyndall International Group Limited	Bermuda	100.0	100.0		
Lanesborough Limited	Bermuda	55.6	55.6		
NALF Holdings Limited	Bermuda	99.8	99.8		
The New Asian Property Fund Limited	Bermuda	96.8	96.8		
Commerz Asset Management Holding GmbH (sub-group)	Frankfurt am Main	100.0		€	316,840
of which:					
COMINVEST Asset Management GmbH	Frankfurt am Main	100.0	100.0		
COMINVEST Asset Management Ltd.	Dublin	100.0	100.0		
COMINVEST Asset Management S.A.	Luxembourg	100.0	100.0		
European Bank for Fund Services GmbH (ebase)	Haar near Munich	100.0	100.0		

*) renamed: "RHEINHYP-BRE Bank Hipoteczny SA" has been transformed into "BRE Bank Hipoteczny SA"

Affiliated companies included in the consolidation

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
Commerz Asset Management Asia Pacific Pte Ltd.	Singapore	100.0	100.0	S$	24,907
Commerz Advisory Management Co. Ltd.	British Virgin Islands	100.0	100.0	TWD	592,360
Commerzbank Asset Management Asia Ltd.	Singapore	100.0	100.0	S$	44,569
Commerz International Capital Management (Japan) Ltd.	Tokyo	100.0	100.0	¥	477,660
CBG Commerz Beteiligungsgesellschaft Holding mbH	Bad Homburg v.d.H.	100.0		€	6,137
CBG Commerz Beteiligungsgesellschaft mbH	Frankfurt am Main	100.0	100.0	€	13,762
Commerz Business Consulting AG	Frankfurt am Main	100.0		€	2,024
Commerz Equity Investments Ltd.	London	100.0		£	50,011
Commerz Grundbesitzgesellschaft mbH (sub-group)	Wiesbaden	100.0		€	128,414
Commerz Grundbesitz-Investmentgesellschaft mbH	Wiesbaden	75.0	75.0		
Commerz Grundbesitz-Spezialfondsgesellschaft mbH	*Wiesbaden*	*100.0*	*100.0*		
Commerz Securities (Japan) Company Ltd.	Hong Kong/Tokyo	100.0		¥	4,724,106
Commerz Service Gesellschaft für Kundenbetreuung mbH	Quickborn	100.0		€	26
Commerzbank (Budapest) Rt.	Budapest	100.0		Ft	17,528,477
Commerzbank (Eurasija) SAO	Moscow	100.0		Rbl	3,735,106
Commerzbank (South East Asia) Ltd.	Singapore	100.0		€	24,649
Commerzbank Auslandsbanken Holding AG	Frankfurt am Main	100.0		€	1,817,166
Commerzbank (Nederland) N.V.	Amsterdam	100.0	100.0	€	188,956
Commerzbank (Switzerland) Ltd	Zurich	100.0	100.0	Sfr	206,306
Commerzbank International S.A.	Luxembourg	100.0	100.0	€	1,203,966
Commerzbank Belgium S.A. N.V.	Brussels	100.0		€	43,483
Commerzbank Capital Markets Corporation	New York	100.0		US$	188,074
Commerzbank Europe (Ireland) Unlimited	Dublin	44.0	4.0	€	532,284
Commerzbank Europe Finance (Ireland) plc	Dublin	100.0	100.0	€	48
Commerzbank Immobilien- und Vermögensverwaltungsgesellschaft mbH	Frankfurt am Main	100.0		€	30
Commerzbank Inlandsbanken Holding AG	Frankfurt am Main	100.0		€	2,482,491
comdirect bank Aktiengesellschaft (sub-group)	Quickborn	58.6	58.6	€	580,433
comdirect private finance AG	*Quickborn*	*100.0*	*100.0*		
Commerzbank Overseas Finance N.V.	Curaçao	100.0		€	1,089
CommerzLeasing und Immobilien AG (sub-group)	Düsseldorf	100.0	94.5	€	86,823
ASTRIFA Mobilien-Vermietungsgesellschaft mbH	*Düsseldorf*	*100.0*	*100.0*		
CFB Commerz Fonds Beteiligungsgesellschaft mbH	Düsseldorf	100.0	100.0		
CFB Verwaltung und Treuhand GmbH	Düsseldorf	100.0	100.0		
COBA Vermögensverwaltungsgesellschaft mbH	Düsseldorf	100.0	100.0		
Commerz Immobilien GmbH	Düsseldorf	100.0	100.0		
CommerzBaucontract GmbH	Düsseldorf	100.0	100.0		
CommerzBaumanagement GmbH	Düsseldorf	100.0	100.0		
CommerzBaumanagement GmbH und CommerzImmobilien GmbH GbR – Neubau Molegra	Düsseldorf	100.0	100.0		

Affiliated companies included in the consolidation

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
CommerzLeasing Mobilien GmbH	Düsseldorf	100.0	100.0		
CommerzLeasing Auto GmbH	Düsseldorf	100.0	100.0		
CommerzLeasing Mietkauf GmbH	Düsseldorf	100.0	100.0		
ComSystems GmbH	Düsseldorf	73.0	73.0		
FABA Vermietungsgesellschaft mbH	Düsseldorf	95.0	95.0		
Hansa Automobil Leasing GmbH	Hamburg	100.0	100.0		
NESTOR GVG mbH & Co. Objekt ITTAE Frankfurt KG	Düsseldorf	100.0	95.0		
NOVELLA GVG mbH	Düsseldorf	100.0	100.0		
SECUNDO GVG mbH	Düsseldorf	100.0	100.0		
CORECD Commerz Real Estate Consulting and Development GmbH	Berlin	100.0	48.8	€	999
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	Luxembourg	75.0		€	62,379
Gracechurch TL Ltd.	London	100.0		€	766
Hypothekenbank in Essen AG	Essen	51.0		€	744,875
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Jupiter KG	Düsseldorf	100.0		€	15,506
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Luna KG	Düsseldorf	100.0		€	1,978
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Neptun KG	Düsseldorf	100.0		€	7,843
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Pluto KG	Düsseldorf	100.0		€	640
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Uranus KG	Düsseldorf	100.0		€	24,073
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Venus KG	Düsseldorf	100.0		€	11,913
P.T. Bank Finconesia 188,526,000	Jakarta	51.0		Rp.	
Service-Center Inkasso GmbH Düsseldorf	Düsseldorf	100.0		€	125
Stampen S.A.	Brussels	99.4		€	11,227
von der Heydt-Kersten & Söhne	Wuppertal-Elberfeld	100.0		€	5,113

Associated companies included in the consolidation at equity

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
Alon Technology Ventures Limited	British Virgin Islands	37.3	37.3	€	10,745
Capital Investment Trust Corporation	Taipei/Taiwan	24.2	5.0	TWD	1,429,463
Commerz Unternehmensbeteiligungs-Aktiengesellschaft	Frankfurt am Main	40.0		€	115,661
COMUNITHY Immobilien AG	Düsseldorf	49.9	49.9	€	–6,294
Deutsche Schiffsbank Aktiengesellschaft	Bremen/Hamburg	40.0	40.0	€	393,905
Eurohypo Aktiengesellschaft	Eschborn	31.8	31.8	€	5,112,119
ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH	Düsseldorf	50.0	47.0	€	28,124
KEB Commerz Investment Trust Management Co. Ltd.	Seoul	45.0		₩	31,995,818
Prospect Poland UK, L.P.	St.Helier/Jersey	39.1	1.2	US$	4,135

Special-purpose entities and non-publicly-offered funds included in the consolidation pursuant to IAS 27 and SIC-12

Name	Seat/ seat of management company	Share of capital held or share of investor in fund in %		Equity or fund's assets in 1,000
Special-purpose entities				
Comas Strategy Fund I Limited	Grand Cayman	0.0	US$	–171
Four Winds Funding Corporation	Wilmington/Delaware	0.0	US$	2,605
Hanging Gardens 1 Limited	Grand Cayman	0.0	€	6
Plymouth Capital Limited	St.Helier/Jersey	0.0	€	0
Non-publicly-offered funds				
ABN AMRO-Credit Spread-Fonds	Frankfurt am Main	100.0	€	111,457
CDBS-Cofonds I	Frankfurt am Main	100.0	€	109,633
CDBS-Cofonds II	Frankfurt am Main	100.0	€	56,312
CICO-Fonds I	Frankfurt am Main	100.0	€	148,615
CICO-Fonds II	Frankfurt am Main	100.0	€	243,922
Commerzbank Alternative Strategies-Global Hedge	Luxembourg	100.0	US$	68,732
dbi-Fonds HIE1	Frankfurt am Main	100.0	€	107,301
DEGEF-Fonds HIE 1	Frankfurt am Main	100.0	€	116,753
DEVIF-Fonds Nr. 533	Frankfurt am Main	100.0	€	155,590
GRUGAFONDS Anteile	Munich	100.0	€	107,467
HIE-Cofonds I	Frankfurt am Main	100.0	€	90,842
HIE-Cofonds II	Frankfurt am Main	100.0	€	172,179
HIE-Cofonds III	Frankfurt am Main	100.0	€	172,176
HIE-Cofonds IV	Frankfurt am Main	100.0	€	86,161

Other major companies not included in the consolidation

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
ALNO Aktiengesellschaft	Pfullendorf	24.0		€	14,914
Regina Verwaltungsgesellschaft	Munich	25.0	25.0	€	323,305

Frankfurt am Main, March 1, 2005
The Board of Managing Directors

group auditors' report

We have audited the consolidated financial statements of Commerzbank Aktiengesellschaft, Frankfurt am Main, consisting of the balance sheet, the income statement and the statements of changes in equity and cash flows as well as the notes to the financial statements for the business year from January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements according to the International Financial Reporting Standards of the IASB (IFRS) are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW), and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows for the business year in accordance with IFRS.

Our audit, which according to German auditing rules also extends to the Group management report prepared by the Board of Managing Directors for the business year from January 1 to December 31, 2004, has not led to any reservations. In our opinion, on the whole the Group management report together with the other information of the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the business year from January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the Group management report in accordance with German accounting law.

Frankfurt am Main, March 2, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Rausch) Wirtschaftsprüfer (German public accountant)	(Steinrück) Wirtschaftsprüfer (German public accountant)

report of the supervisory board



Martin Kohlhaussen

Dear shareholders,

In the past business year, we carried out our duties under the law and the Bank's statutes. We regularly advised the Board of Managing Directors in its conduct of the Bank's affairs and supervised the way in which Commerzbank was managed. The Board of Managing Directors reported to us extensively and continually, in both written and verbal form, on all the main developments at the Bank. We received regular information on the economic situation of the company and its individual business lines, on its business progress and corporate planning and we discussed with the Board of Managing Directors the Bank's business situation and strategic orientation. In addition, I was constantly informed by the Chairman of the Board of Managing Directors independently of Supervisory Board meetings about all occurrences and decisions of particular importance at both the Bank and the Group. We were involved in decisions of major significance for the Bank, giving our approval wherever required.

Meetings of the Supervisory Board

All told, the Supervisory Board met six times in the past financial year. No member attended fewer than half of the meetings. In the year under review, no conflicts of interest arose. The main topic of discussion in the past business year was the situation in Investment Banking. We discussed with the Board of Managing Directors the options to take, advising and supporting the management in the strategic repositioning of this business line and also the subsequent restructuring of Commerzbank. Another key topic of discussion last year was the business performance of comdirect bank AG and the activity of the Bank's IT departments. In addition, we received reports on the new remuneration and pension structure for the Board of Managing Directors and also examined the Bank's systems of provision for retirement. We welcomed the decision of the management to continue the Bank's internal pension scheme and supported the changeover to a defined-contribution system. We also had reports on the current state of the cost-cutting programmes and the measures introduced to boost earnings; we were able to confirm that progress had been made. Commerzbank ended last year with a positive result, enabling it to pay a dividend again this year.

Corporate governance

At our November meeting, we dealt with the implementation of the German Corporate Governance Code and the elaboration of its principles at Commerzbank. We made sure that Commerzbank had complied with the Code's recommendations in the past financial year in accordance with its declaration of compliance of November 2003. The Board of Managing Directors has resolved to published the compensation of its members in individualized form in future. As a result, the new declaration of compliance by the Board of Managing Directors and the Supervisory Board states only two deviations from the recommendations of the Code. In the past business year, we also reviewed the efficiency of the Supervisory Board with the aid of a detailed questionnaire. Further information on corporate governance at Commerzbank can be found in the corporate governance report of the Board of Managing Directors and the Supervisory Board on pages 14-17 of this annual report.

Committees

The Supervisory Board continues to have five committees. Their composition appears on page 188 of this annual report.

The Presiding Committee met five times during the year under review. In addition, it adopted two resolutions by circulating the documents. Its discussions were devoted to preparing the plenary meetings and elaborating on the topics, especially as regards the Bank's business situation and strategic orientation, and the restructuring of Investment Banking. Other topics were the new compensation and pension structure for the Board of Managing Directors, loans to Bank staff and members of its boards and strategic financial equity holdings.

The Audit Committee met altogether five times in 2004. With the auditors attending, it discussed Commerzbank's financial statements and consolidated financial statements, and also the auditors' reports. The Audit Committee requested the statement of independence by the auditors pursuant to section 7.2.1 of the German Corporate Code and commissioned the auditors to conduct the audit. It arranged the main points of the audit with the auditors, also reaching agreement with them on their fee. The Audit Committee also dealt with commissions for the auditors to perform non-audit services. The auditors were represented at the various meetings and reported on their auditing activities.

In the past business year, the Risk Committee met four times. In addition, three resolutions were adopted by circulating the documents. The Risk Committee studied the Bank's risk situation and risk management intensively, especially market, credit and operational risk, and also the Bank's policy with regard to equity holdings.

At its only meeting, the Social Welfare Committee dealt with personnel work at the Bank, the new company pension scheme and planned measures in personnel development.

The Conciliation Committee, formed pursuant to Art. 27, (3), German Codetermination Act *(Mitbestimmungsgesetz)* did not have to meet in 2004 either.

The committees regularly reported on their work at plenary sessions.

Financial statements and consolidated financial statements

PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungesellschaft, Frankfurt am Main, audited the annual financial statements and the consolidated financial statements of Commerzbank AG and also the management reports of the Parent Bank and the Group, giving them their unqualified certification. The financial statements were prepared according to the rules of the German Commercial Code (HGB) and the consolidated financial statements according to the International Accounting Rules (IAS) and the International Financing Reporting Standards (IFRS). The documents of the financial statements and the auditors' reports, together with the management's proposal for the appropriation of profit, were sent to all members of the Supervisory Board in good time. In addition, the members of the Audit Committee received the complete annexes and notes relating to the auditors' reports; all members of the Supervisory Board had the opportunity to inspect these documents. At today's meeting, the Audit Committee dealt at length with the financial statements. At our meeting today for this purpose, we also examined the documents. The auditors attended both meetings, explaining the main findings of their audit and answering questions.

In view of the final outcome of the examination by the Audit Committee and of our own examination, we raised no objections to the financial and consolidated financial statements and concur with the findings of the auditors. The Supervisory Board has approved the financial statements of the Parent Bank and the Group presented by the Board of Managing Directors, and the financial statements of the Parent Bank may accordingly be regarded as adopted. We concur with the proposal of the Board of Managing Directors regarding the appropriation of profit.

Personnel matters

With effect from April 1, 2004, Dr. Eric Strutz was appointed to the Board of Managing Directors. Mehmet Dalman resigned from the Board of Managing Directors with effect from September 30, 2004. Dr. Achim Kassow, previously Chairman of the Board of Managing Directors of comdirect bank AG, was appointed to the Board of Managing Directors of Commerzbank AG as of November 10, 2004.

We thank the Board of Managing Directors and also all employees for their great personal commitment and efforts in 2004.

For the Supervisory Board

Martin Kohlhaussen
Chairman
Frankfurt am Main, March 18, 2005

supervisory board

Dr. Walter Seipp
Honorary Chairman
Frankfurt am Main

Dr. h.c. Martin Kohlhaussen
Chairman
Frankfurt am Main

Uwe Tschäge*)
Deputy Chairman
Commerzbank AG
Düsseldorf

Hans-Hermann Altenschmidt*)
Commerzbank AG
Essen

Dott. Sergio Balbinot
Managing Director
Assicurazioni Generali S.p.A.
Trieste

Herbert Bludau-Hoffmann*)
Trade Union Secretary
Financial Services
North Rhine-Westphalia
ver.di Essen Branch
Essen

Astrid Evers*)
Commerzbank AG
Hamburg

Uwe Foullong*)
Member of the
ver.di National Executive
Committee
Berlin

Daniel Hampel*)
Commerzbank AG
Berlin

Dr.-Ing. Otto Happel
Manager
Luserve AG
Lucerne

Dr. jur. Heiner Hasford
Member of the Board of
Managing Directors
Münchener Rückversicherungs-
Gesellschaft AG
Munich

Sonja Kasischke*)
Commerzbank AG
Brunswick

Wolfgang Kirsch*)
Commerzbank AG
Frankfurt am Main

Werner Malkhoff*)
Commerzbank AG
Frankfurt am Main

Klaus Müller-Gebel
Lawyer
Frankfurt am Main

Dr. Sabine Reiner*)
Trade Union Specialist
Economic Policy
ver.di National Administration
Berlin

Dr. Erhard Schipporeit
Member of the Board of
Managing Directors
E.ON Aktiengesellschaft
Düsseldorf

Prof. Dr.-Ing.
Dr. h.c. Ekkehard Schulz
Chairman
ThyssenKrupp AG
Düsseldorf

Prof. Dr. Jürgen F. Strube
Chairman
Supervisory Board
BASF Aktiengesellschaft
Ludwigshafen

Dr. Klaus Sturany
Member of the Board of
Managing Directors
RWE Aktiengesellschaft
Essen

Dr.-Ing. E.h. Heinrich Weiss
Chairman
SMS GmbH
Düsseldorf

*) elected by the Bank's employees

committees of the supervisory board

Presiding Committee	Dr. h.c. Martin Kohlhaussen, Chairman Werner Malkhoff Prof. Dr. Jürgen F. Strube Uwe Tschäge
Audit Committee	Klaus Müller-Gebel, Chairman Hans-Hermann Altenschmidt Dott. Sergio Balbinot Dr.-Ing. Otto Happel Wolfgang Kirsch
Risk Committee	Dr. h.c. Martin Kohlhaussen, Chairman Dr. jur. Heiner Hasford Klaus Müller-Gebel Dr.-Ing. E.h. Heinrich Weiss
Social Welfare Committee	Dr. h.c. Martin Kohlhaussen, Chairman Astrid Evers Daniel Hampel Klaus Müller-Gebel Uwe Tschäge Dr.-Ing. E.h. Heinrich Weiss
Conciliation Committee (Art. 27, (3), German Co-determination Act)	Dr. h.c. Martin Kohlhaussen, Chairman Werner Malkhoff Prof. Dr. Jürgen F. Strube Uwe Tschäge

central advisory board

Dr.-Ing. Burckhard Bergmann
Member of the Board of Managing Directors
E.ON AG
Düsseldorf
Chairman of the Board of Managing Directors
E.ON Ruhrgas AG
Essen

Dr. Michael E. Crüsemann
Member of the Board of Managing Directors
OTTO (GmbH + Co KG)
Hamburg

Dr. Hubertus Erlen
Chairman of the Board of Managing Directors
Schering AG
Berlin

Dietrich-Kurt Frowein
Frankfurt am Main

Gabriele Galateri di Genola
Chairman
Mediobanca
Banca di Credito Finanziario S.p.A.
Milan

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel
President
Leibniz-Gemeinschaft
Berlin

Dr.-Ing. Dr.-Ing. E.h. Hans-Peter Keitel
Chairman of the Board of Managing Directors
HOCHTIEF AG
Essen

Uwe Lüders
Chairman of the Board of Managing Directors
L. Possehl & Co. mbH
Lübeck

Friedrich Lürssen
Chief Executive
Fr. Lürssen Werft GmbH & Co. KG
Bremen

Wolfgang Mayrhuber
Chairman of the Board of Managing Directors
Deutsche Lufthansa Aktiengesellschaft
Cologne/Frankfurt am Main

Friedrich Merz, MdB
Lawyer
Mayer, Brown, Rowe & Maw LLP
Berlin/Frankfurt/Cologne

Dr. Jörg Mittelsten Scheid
General Partner
Vorwerk & Co. KG
Wuppertal

Dr. Christoph M. Müller
Lawyer
Member of the Shareholders' Committee and the Supervisory Board
Vaillant GmbH
Remscheid

Dr. Jürgen Radomski
Member of the Board of Managing Directors
Siemens AG
Munich

Hans Reischl
Cologne

Dr. Axel Frhr. v. Ruedorffer
Bad Homburg

Dr. Ernst F. Schröder
General Partner
Dr. August Oetker KG
Bielefeld

Dr.-Ing. Ulrich Schumacher
General Partner
Francisco Partners
Starnberg

Dr. Walter Thiessen
Chairman of the Board of Managing Directors
AMB Generali Holding AG
Aachen

Dr. Klaus Trützschler
Member of the Board of Managing Directors
Franz Haniel & Cie. GmbH
Duisburg

Wilhelm Werhahn
General Partner
Wilh. Werhahn KG
Neuss

Dr. Wendelin Wiedeking
Chairman of the Board of Managing Directors
President and Chief Executive Officer
Dr. Ing. h.c. F. Porsche AG
Stuttgart

board of managing directors



Klaus-Peter Müller

Chairman of the Board of Managing Directors

Staff departments
Corporate Communications and Economic Research
Strategy and Controlling



Martin Blessing

Banking department
Corporate Banking



Andreas de Maizière

Staff department
Human Resources

Service departments
Information Technology:
IT Applications
IT Production
IT Support
Organization
Transaction Banking



Klaus M. Patig

Staff departments
Group Treasury
Legal Services

Banking departments
Asset Management (until March 31, 2005)
Financial Institutions



Wolfgang Hartmann

Staff department
Risk Control

Banking departments
Credit Operations Private Customers
Global Credit Operations



Dr. Achim Kassow

Banking departments
Asset Management (as of April 1, 2005)
Private Banking
Retail Banking



Dr. Eric Strutz

Staff departments
Accounting and Taxes
Compliance and Security
Financial Controlling
Internal Auditing



Nicholas Teller

Banking department
Corporates & Markets

regional board members

Corporate customers

Mittelstand

Martin Fischedick
Main branches
Bielefeld, Bremen, Cologne, Dortmund, Düsseldorf, Essen, Hamburg, Hanover

Klaus Kubbetat
Main branches
Berlin, Dresden, Frankfurt, Mainz, Mannheim, Munich, Nuremberg, Stuttgart

Larger corporates

Andreas Kleffel
Main branches
Bielefeld, Cologne, Dortmund, Düsseldorf, Essen

Andreas Schmidt
Main branches
Frankfurt, Mainz, Mannheim, Munich, Nuremberg, Stuttgart

Werner Weimann
Main branches
Bremen, Hamburg, Hanover

Abroad

Peter Bürger
Asia, Oceania

Ulrich Leistner
Western Europe, Johannesburg Branch

Wilhelm Nüse
Central and Eastern Europe, CIS

Private customers

Joachim Hübner
Main branches
Bielefeld, Bremen, Cologne, Dortmund, Düsseldorf, Essen, Hamburg, Hanover, Kiel, Wuppertal

Dr. Dirk Mattes
Main branches
Berlin, Dresden, Erfurt, Frankfurt, Leipzig, Mainz, Mannheim, Munich, Nuremberg, Stuttgart

chief information officer

Frank Annuscheit
Information Technology
Transaction Banking

group managers

Dr. Thorsten Broecker
Financial Controlling

Peter Bürger
Risk Control

Dr. Rudolf Duttweiler
Group Treasury

Klaus Peter Frohmüller
Transaction Banking

Dr. Peter Hennig
Financial Institutions

Dr. Bernhard Heye
Human Resources

Günter Hugger
Chief Legal Adviser
Legal Services

Wolfgang Kirsch
Organization

Dr. Sebastian Klein
Private Banking

Hartwig Kock
Internal Auditing

Peter Kraemer
IT Production

Dr. Renate Krümmer
Strategy and Controlling

Burkhard Leffers
Corporate Relationship
Management
(Corporates & Markets)

Corinna Barbara Linner
Accounting and Taxes

Torsten Lüttich
Credit Operations
Private Customers

Michael Mandel
Retail Banking

Hugues de la Marnierre
Sales
(Corporates & Markets)

Thomas Müssener
IT Applications

Ulrich Ramm
Corporate Communications
and Economic Research

Michael Schmid
Global Credit Operations

Roman Schmidt
Corporate Finance
(Corporates & Markets)

Dr. Friedrich Schmitz
Asset Management

Thomas Steidle
Compliance and Security

Roland Wolf
IT Support

Martin Zielke
Corporate Banking

managers of domestic main branches

Corporate customers

Berlin
Jörg Schauerhammer

Bielefeld
Thomas Elshorst

Bremen
Carl Kau

Cologne
Michael Hoffmann

Dortmund
Karl-Friedrich Schwagmeyer

Dresden
Kai Uwe Schmidt

Düsseldorf
Manfred Breuer

Essen
Hans Engelmann

Frankfurt am Main
Wilhelm Nüse

Hamburg
Jürgen Werthschulte

Hanover
Dirk Dreiskämper

Mainz
Franz-Josef Becker

Mannheim
Ilse Maria Arnst

Munich
Franz Jung

Nuremberg
Bernd Großmann

Stuttgart
Dr. Gert Wünsche

Larger corporates centres
Corporate Banking

Hamburg
François de Belsunce

Munich
Sven Gohlke

Stuttgart
Dr. Bernd Laber

Private customers

Berlin
Klaus Heyer

Bielefeld
Edwin Kieltyka

Bremen
Wolfgang Schönecker

Cologne
Dr. Waldemar Abel
(until March 31, 2005)
Michael Sonnenschein
(as of April 1, 2005)

Dortmund
Dieter Mahlmann

Dresden
Dr. Mathias Ullrich

Düsseldorf
Andreas Vogt

Erfurt
Andreas Fabich

Essen
Manfred Schlaak

Frankfurt am Main
René Kaselitz

Hamburg
Erhard Mohnen

Hanover
Michael Koch

Kiel
Michael Goertz

Leipzig
Wilhelm Plöger

Mainz
Alberto Kunze
(as of April 1, 2005)

Mannheim
Jochen Haaf

Munich
Hans-Peter Rien

Nuremberg
Frank Haberzettel

Stuttgart
Thomas Vetter

Wuppertal
Irmgard Röhm

managers of foreign branches

Atlanta
Edward Forsberg

Barcelona
Alois Brüggemann

Bratislava
Martin Horváth

Brno
Bronislav Hybl

Brussels
Erik Puttemans
Felix Rüther

Chicago
John Marlatt

Hong Kong
Harald W. A. Vogt

Johannesburg
Cornelius Obert

Labuan
Geoff Ho

London
Günter Jerger
Harry Yergey

Los Angeles
Christian Jagenberg

Madrid
Antonio Martínez
Mariano Riestra

Milan
Cristina Sironi-Sommer

New York
Werner Bönsch
Joachim Döpp

Paris
Lionel Caron
Ulrich Thomas Bartoszek

Prague
Burkhard Dallosch
Günter Steiner

Shanghai
Michael Reichel

Singapore
Dr. Thomas Roznovsky

Tokyo
Norio Yatomi

board of trustees of commerzbank foundation

managers of domestic group companies

CBG Commerz Beteiligungsgesellschaft Holding mbH
Dr. Armin Schuler

comdirect bank AG
Dr. Andre Carls
Karin Katerbau

COMINVEST Asset Management GmbH
Dr. Volker Doberanzke
Hans-Jürgen Löckener
Wolfgang Plum
Claus Weltermann

Commerz Business Consulting AG
Dr. Ralf Klinge

Commerz Grundbesitzgesellschaft mbH
Dr. Detlev Dietz
Dr. Frank Pörschke

CommerzLeasing und Immobilien AG
Eberhard Graf
Roland Potthast
Günter Ress
Hubert Spechtenhauser

Commerz Service Gesellschaft für Kundenbetreuung mbH
Jens Müller
Winfried Schülken

European Bank for Fund Services GmbH
Rudolf Geyer
Gerhard Köberlein

Hypothekenbank in Essen AG
Michael Fröhner
Hubert Schulte-Kemper

managers of foreign group companies

BRE Bank SA
Warsaw
Slawomir Lachowski
Anton M. Burghardt
Jerzy Jóżkowiak
Rainer Peter Ottenstein
Wieslaw Thor

Caisse Centrale de Réescompte, S.A.
Paris
Hervé de Boisson
Daniel Terminet
Pierre Vincent

COMINVEST Asset Management Ltd.
Dublin
Peter Leisentritt

COMINVEST Asset Management S.A.
Luxembourg
Heinrich Echter

Commerzbank Asset Management Asia Pacific Ltd.
Singapore
Pascal Crépin

Commerzbank (Budapest) Rt.
Budapest
Támas Hák-Kovács
Oliver Sipeer

Commerzbank Capital Markets Corporation
New York
Bernd Loewen

Commerzbank (Eurasija) SAO
Moscow
Andreas D. Schwung

Commerzbank Europe (Ireland)
Dublin
John Bowden
Andreas Krebs

Commerzbank International S.A.
Luxembourg
Bernd Holzenthal
Adrien Ney

Commerzbank (Nederland) N.V.
Amsterdam
Gerhard Liebchen
Eugène v. d. Berg

Commerzbank (South East Asia) Ltd.
Singapore
Dr. Thomas Roznovsky

Commerzbank (Switzerland) Ltd
Zurich
Rolf Müller
Wolfgang Präuner
Geneva
Jean-Pierre de Glutz

Commerz (East Asia) Ltd.
Hong Kong
Harald W. A. Vogt

Jupiter International Group plc
London
Jonathan Carey
Edward Bonham Carter
Marcus Nagel

regional advisory committees

Baden-Württemberg

Heinz Georg Baus
Chairman
Bauhaus AG, Zurich
Mannheim

Senator E.h. Hans Brandau
Chairman
Badischer Gemeinde-
Versicherungs-Verband
Badische Allgemeine
Versicherung AG
Karlsruhe

Dr. Ulrich Brocker
General Manager
SÜDWESTMETALL
Verband der Metall- und
Elektroindustrie
Baden-Württemberg e. V.
Stuttgart

Manfred Häner
Member of the
Group Executive Board
Micronas Semiconductor
Holding AG
Zurich/Switzerland

Prof. Dr. Dr. Ulrich Hemel
Chairman
2D-Holding GmbH
(Süddekor/Dakor Group)
Laichingen

Dr. Stefan von Holtzbrinck
Chairman
Georg von Holtzbrinck GmbH
Publishing Group
Stuttgart

Dr. Björn Jansen
General Manager
Mannheimer Morgen/
Dr. Haas GmbH
Mannheim

Dipl.-Ing. Bernhard Jucker
Chairman
ABB AG
Mannheim

Dr. Hermann Jung
Member of the Board of
Managing Directors
Voith AG
Heidenheim

Dipl.-Kaufmann Sigmund Kiener
Managing Partner
InFoScore Management- und
Beteiligungs GmbH
Baden-Baden

Prof. Dr. Renate Köcher
General Manager
INSTITUT FÜR DEMOSKOPIE
ALLENSBACH
Allensbach am Bodensee

Detlef Konter
Manager
Head of Finance and Accounting
Robert Bosch GmbH
Stuttgart

Dr. Thomas Lindner
Chairman and General Partner
GROZ-BECKERT KG
Albstadt (Ebingen)

Hon. Senator
Dr. h.c. Adolf Merckle
Lawyer
Proprietor Merckle/ratiopharm
Group
Blaubeuren

Dipl.-Volkswirt Jörg-Viggo Müller
Member of the Board of
Managing Directors
Hugo Boss AG
Metzingen

Franz-Josef Pützer
Chairman
Aluminium-Werke
Wutöschingen AG & Co. KG
Wutöschingen

Dr. Hermann Roemer
Member of the Board of
Managing Directors
debitel AG
Stuttgart

Bernhard Schreier
Chairman
Heidelberger
Druckmaschinen AG
Heidelberg

Harald Seidelmann
Member of the Executive Board
badenova AG & Co. KG
Freiburg

Georg Weisweiler
Member of the Executive Board
MAHLE GmbH
Stuttgart

Kurt Wontorra
Baden-Baden

Bavaria

Dr. Wilfried Backes
Member of the Board of
Managing Directors
EPCOS AG
Munich

Dr. Ferdinand Graf von Ballestrem
Member of the Board of
Managing Directors
MAN Aktiengesellschaft
Munich

Dipl.-Betriebswirt Dieter Bellé
Member of the Board of
Managing Directors
LEONI AG
Nuremberg

Frank A. Bergner
Managing Partner
Richard Bergner Holding
GmbH & Co. KG
Schwabach

Dr. sc. pol. Wolfgang Colberg
General Manager
BSH Bosch und Siemens
Hausgeräte GmbH
Munich

Klaus Conrad
Partner
Conrad Holding GmbH
Hirschau

Sten Daugaard
Chief Financial Officer
SGL Carbon AG
Wiesbaden

Carl Friedrich Eckart
Managing Partner
ECKART GmbH & Co. KG
Fürth (Bavaria)

Peter J. Fischl
Member of the Board of
Managing Directors
Infineon Technologies AG
Munich

Dr. Mary Jo Gresens
Managing Director (Finance)
INA-Holding Schaeffler KG
Herzogenaurach

Dipl.-Wirtsch.-Ing.
Dirk Heidenreich
Chief Executive Officer
Semikron International GmbH
Nuremberg

Rainer Hilpert
Member of the Board of
Managing Directors
GEMA Gesellschaft für
musikalische Aufführungs-
und mechanische
Vervielfältigungsrechte
Munich

Dipl.-Wirtsch.-Ing. Thomas Kaeser
General Manager
KAESER KOMPRESSOREN GmbH
Coburg

Prof. Dr. Anton Kathrein
Managing General Partner
KATHREIN-Werke KG
Rosenheim

Dr. Karl-Hermann Lowe
Member of the Board of
Managing Directors
Allianz Versicherungs-AG
Munich

Dipl.-Ing. Thomas Netzsch
Managing Partner
Erich Netzsch GmbH & Co.
Holding KG
Selb

Prof. Susanne Porsche
Producer
sanset Film & Fernseh-
produktionen GmbH
Munich

Dr. Lorenz M. Raith
Herzogenaurach

Dipl.-Ing. Helmuth Schaak
Chairman
Supervisory Board
Leistritz AG
Nuremberg

Dr. Hans Seidl
Chairman
Supervisory Board
Vinnolit Kunststoff
GmbH & Co. KG
Ismaning

Klaus Steger
Member of the Board of
Managing Directors
ERWO Holding AG
Nuremberg

Berlin

Jan Eder
Chief Manager
Berlin Chamber of Industry
and Commerce
Berlin

Friedrich Floto
Treasurer
Novelis AG
Zurich/Switzerland

Dipl.-Ing. Hermann Hauertmann
Managing Partner
Schwartauer Werke GmbH & Co.
Kakao Verarbeitung Berlin
Berlin

Joachim Hunold
Managing Partner
Air Berlin GmbH & Co.
Luftverkehrs KG
Berlin

Dipl.-Kaufmann Joachim Klein
Managing Partner
Umlauf & Klein Group
GmbH & Co.
Berlin

Dr. Hartmann Kleiner
Lawyer
Chief Manager
VME Verband der Metall- und
Elektro-Industrie in Berlin und
Brandenburg e.V.
Berlin

Heiner Klös
Member of the Board of
Managing Directors
Zoologischer Garten Berlin AG
Berlin

Hans-Ulrich Klose
Member of
Deutscher Bundestag
Deputy Chairman of
Foreign Affairs Committee
Deutscher Bundestag
Berlin

Dr. Joachim Lemppenau
Chairman
Volksfürsorge Gruppe
Hamburg

Joachim Lubitz
Member of the Board of
Managing Directors
Vattenfall Europe AG
Berlin

Dr.-Ing. E.h. Hartmut Mehdorn
Chairman
Deutsche Bahn AG
Berlin

Dipl.-Volkswirt Manfred Neubert
Chief Executive Officer
Willy Vogel AG
Berlin

Dipl.-Ing. Jürgen Reuning, MBA
Berlin

Manfred Freiherr von Richthofen
President
Deutscher Sportbund
Berlin

Dr. Uwe Runge
President of the Consistory
Protestant Church
Berlin-Brandenburg –
Silesian Upper Lusatia
Berlin

Detlef Schulz
Public Accountant and
Tax Consultant
General Manager
D | S | U | P
alltreu GmbH
Wirtschaftsprüfungsgesellschaft,
Partner
D | S | U | P
Detlef Schulz und Partner GbR
Wirtschaftsprüfer,
Rechtsanwälte, Steuerberater
Berlin

Dr. Attilio Sebastio
Member of the Board of
Managing Directors
Berlin-Chemie AG
Berlin

Dr. Jörg Helmut Spiekerkötter
Member of the Board of
Managing Directors and CFO
Schering AG
Berlin

Dipl.-oec. Felix Strehober
Manager
Natural Gas, Finances and
Project Development
ZGG-Zarubezhgaz-Erdgashandel-
Gesellschaft mbH
Berlin

Volker Ullrich
Managing Partner
Zuckerhandelsunion GmbH
Berlin

Brandenburg

Dr. Andreas Hungeling
General Manager
PCK Raffinerie GmbH
Schwedt

Dipl.-Kaufmann Hubert Marbach
Neisse-Malxetal

Wolfgang Niebuhr
Chief Executive
AOK Brandenburg
Teltow

Dr. Rainer Peters
Chief Executive Officer
E.DIS Aktiengesellschaft
Fürstenwalde/Spree

Bremen

Hans-Christoph Enge
Partner
Lampe & Schwartze KG
Bremen
British Honorary Consul

Edgar Grönda
General Manager/Lawyer
Schultze & Braun
Rechtsanwaltsgesellschaft für
Insolvenzverwaltung mbH
Bremen

Jürgen Holtermann
General Manager
bremenports GmbH & Co. KG
Bremen

Dipl.-Kaufmann Ulrich Mosel
General Manager
H. Siedentopf GmbH & Co. KG
Bremen

Senator Dr. Ulrich Josef Nussbaum
Senator for Finances
Free Hanseatic City of Bremen
Bremen

Hillert Onnen
Member of the Executive Board
BLG LOGISTICS
GROUP AG & Co. KG
Bremen

Hamburg

Thomas Cremer
Managing Partner
Peter Cremer Holding
GmbH & Co.
Hamburg

Rainer Detering
Member of the Executive Board
Finance and Accounting
HELM AG
Hamburg

Kurt Döhmel
Chairman
Deutsche Shell Holding GmbH
Hamburg

Dr. Karin Fischer
Majority Shareholder
DKV EURO SERVICE
GmbH & Co. KG
Düsseldorf

Herbert Fronert
Member of the Board of
Managing Directors
Volksfürsorge
Versicherungsgruppe
Hamburg

Hansjoachim Fruschki
Chief Executive
Deutsche Angestellten-
Krankenkasse
Hamburg

Mogens Granborg
Executive Vice President
Danisco A/S
Copenhagen/Denmark

Prof. Dr. Ernst Haider
Chairman
Verwaltungs-Berufs-
genossenschaft
Hamburg

Hon. Senator Horst R. A. Hansen
Member of the
Supervisory Board
and Shareholders' Committee
OTTO (GmbH & Co. KG)
Hamburg

Steffen Harpøth
SHC – Steffen Harpøth Company
London/United Kingdom

Dr. Thomas Klischan
Chief Manager
NORDMETALL Verband der
Metall- und Elektroindustrie e.V.
Hamburg, Schleswig-Holstein
und Mecklenburg-Vorpommern
Hamburg

Prof. Dr. Norbert Klusen
Chief Executive
Techniker Krankenkasse
Hamburg

Hans Jürgen Kuczera
Member of the Executive Board
Lawyer
Imtech Deutschland
GmbH & Co. KG
Hamburg

Ralph P. Liebke
General Manager
Aon Jauch & Hübener
Holdings GmbH
Hamburg

Andreas Maske
Managing Director
Maske AG
Hamburg

Hans Joachim Oltersdorf
Member of the Board of
Managing Directors
Fielmann AG
Hamburg

Dr. Cletus von Pichler
Chairman
Jungheinrich AG
Hamburg

Prof. Jobst Plog
Director General
Norddeutscher Rundfunk
Hamburg

Dr. Walter Richtberg
Chairman
dpa Deutsche Presse-Agentur
GmbH
Hamburg

Erck Rickmers
Managing Partner
Nordcapital Holding
GmbH & Cie. KG
Hamburg

Peter-Joachim Schönberg
Member of the Board of
Managing Directors
Behn Meyer Holding AG
Hamburg

Dr. Bernhard von Schweinitz
Notary
Notariat am Gänsemarkt
Hamburg

Prof. Dr. Fritz Vahrenholt
Chairman
REpower Systems AG
Hamburg

Dr. Gerd G. Weiland
Lawyer
Hamburg

Karl Udo Wrede
Member of the Board of
Managing Directors
Ganske Verlagsgruppe GmbH
Hamburg

Dipl.-Kaufmann
Hans-Joachim Zwarg
Member of the Board of
Managing Directors
Phoenix AG
Hamburg

Hesse

Manfred Behrens
Chief Executive Officer
Swiss Life Deutschland
Munich

Dipl.-Wirtsch.-Ing.
Heinz-Werner Binzel
Member of the Board of
Managing Directors
RWE Energy AG
Dortmund

Dr. Erich Coenen
Frankfurt am Main

Dr. Peter Diesch
Member of the Board of
Managing Directors
Linde AG
Wiesbaden

Dr. Harald Dombrowski
Managing Partner
EKF Finanz Frankfurt GmbH
Hofheim-Wallau

Norbert Fiebig
Chief Executive Officer
Deutsches Reisebüro GmbH
Frankfurt am Main

Dr. Rolf-Jürgen Freyberg
Chief Executive Officer
BGAG Beteiligungsgesellschaft
der Gewerkschaften AG
(until February 28, 2005)
Frankfurt am Main

Dr. Jürgen W. Gromer
President
Tyco Electronics Corporation
Bensheim

Gerd Grünenwald
Group Managing Director/
Chairman
Goodyear Dunlop Tires
Germany GmbH
Hanau

Dipl.-Kaufmann
Wolfgang Gutberlet
Chief Executive Officer
tegut... Gutberlet Stiftung & Co.
Fulda

Wolf Hoppe
Managing Director
HOPPE AG
Stadtallendorf

Dr. Marietta Jass-Teichmann
Managing Partner
Papierfabrik Adolf Jass
GmbH & Co. KG
Fulda
General Manager
Papierfabrik Adolf Jass
Schwarza GmbH

Dr. Dagobert Kotzur
Chairman
Schunk GmbH
Giessen

Dipl.-Ing. Roland Lacher
Chairman
Singulus Technologies AG
Kahl

Jürgen Lemmer
Bad Homburg v.d.H.

Aleksander M.C. Ruzicka
Chief Executive Officer
Central Europe & Africa
Aegis Media GmbH & Co. KG
Central Services
Wiesbaden

Peter Steiner
Member of the Board of
Managing Directors
mg technologies ag
Frankfurt am Main

Dr. Dieter Truxius
Member of the Executive Board
Heraeus Holding GmbH
Hanau

Alexander Wiegand
Managing Partner
WIKA Alexander Wiegand
GmbH & Co. KG
Klingenberg

Lower Saxony

Friedhelm Behn
Hermannsburg

Kaj Burchardi
Executive Director
Sappi International S.A.
Brussels

Claas E. Daun
Chief Executive Officer
DAUN & CIE. AG
Rastede

Dr. Heiner Feldhaus
Chairman
Concordia Versicherungs-Gesellschaft a.G.
Hanover

Jens Fokuhl
Member of the Board of Managing Directors
Nordzucker AG
Brunswick

Klaus Friedland
Management and Personnel Consultant
Hemmingen

Dr.-Ing. Heinz Jörg Fuhrmann
Member of the Board of Managing Directors
Salzgitter AG
Salzgitter

Herbert Haas
Member of the Board of Managing Directors
Talanx AG
Hanover

Carl Graf von Hardenberg
Chairman
Supervisory Board
Hardenberg-Wilthen AG
Nörten-Hardenberg

Alfred Hartmann
Captain and Shipowner
Chairman
Atlas Reederei AG
Leer

Albrecht Hertz-Eichenrode
Chief Executive Officer
HANNOVER Finanz GmbH
Hanover

Andreas R. Herzog
Chief Financial Officer
Bühler AG
Uzwil/Switzerland

Dipl.-Kaufmann Axel Höbermann
Deputy Chairman
Supervisory Board
Lucia AG
Lüneburg

Ingo Kailuweit
Chief Executive
Kaufmännische Krankenkasse – KKH
Hanover

Dr. Gernot Kalkoffen
Chairman
ExxonMobil Central Europe Holding GmbH
Hamburg

Dr. Joachim Kreuzburg
Chairman
Sartorius AG
Göttingen

Dr. Günter Mahlke
Deputy Chairman
Administration Committee
Ärzteversorgung Niedersachsen
Hanover

Dr. Volker von Petersdorff
Chairman
Executive Committee
Altersversorgungswerk der Zahnärztekammer Niedersachsen
Hanover

Andreas Picolin
Deputy Chairman
NORDENIA INTERNATIONAL AG
Greven

Dipl.-Volkswirt Ernst H. Rädecke
Managing Partner
C. Hasse & Sohn,
Inh. E. Rädecke GmbH & Co.
Uelzen

Joachim Reinhart
President + COO
Matsushita Electric Europe (HQ) Ltd.
Wiesbaden
Executive Officer
Matsushita Electric Industrial Co., Ltd.
Japan

Dr. Peter Schmidt
Chairman
TROESTER GmbH & Co. KG
Hanover

Dipl.-Kaufmann Peter Seeger
Manager
Shared Service Center TUI AG
Hanover

Bruno Steinhoff
Chairman
Steinhoff International
Holdings Ltd.
Johannesburg/South Africa

Reinhold Stöver
Proprietor
Stöver Group
Wildeshausen

Dr. rer. pol. Bernd Jürgen Tesche
Chairman
Solvay GmbH
Hanover

Dipl.-Kaufmann Klaus Treiber
Chief Executive Officer
Ihr Platz GmbH + Co. KG
Osnabrück

Wilhelm Wackerbeck
Chairman
WERTGARANTIE
Technische Versicherung AG
Hanover

Dipl.-Math. Hans-Artur Wilker
General Manager
Jos. L. Meyer GmbH
Papenburg

Mecklenburg-Western Pomerania

Prof. Dr. med. Dietmar Enderlein
Chairman
MEDIGREIF-Unternehmens-
gruppe
Greifswald

North Rhine-Westphalia

Jan A. Ahlers
Deputy Chairman
Supervisory Board
Ahlers AG
Herford

Theo Albrecht
Member of the
Administrative Board
Aldi GmbH & Co. KG's
Essen

Werner Andree
Member of the Board of
Managing Directors
Vossloh AG
Werdohl

Peter Bagel
General Partner
A. Bagel
Düsseldorf,
Bagel Druck GmbH & Co. KG
Ratingen,
Karl Rauch Verlag KG
Düsseldorf

**Dipl.-Kaufmann
Michael von Bartenwerffer**
Chairman
Aug. Winkhaus GmbH & Co. KG
Telgte

Wolfgang van Betteray
Senior Partner
Kanzlei Metzeler – van Betteray
Rechtsanwälte – Steuerberater
Düsseldorf

Ulrich Bettermann
Managing Partner
OBO Bettermann GmbH & Co.
Menden

Wilhelm Alexander Böllhoff
Managing Partner
Böllhoff Group
Bielefeld

Wilhelm Bonse-Geuking
BP Group Vice President Europe
c/o Deutsche BP AG
Bochum

Dipl.-Volkswirt Peter Bosbach
General Manager
Schäfer Werke GmbH
Neunkirchen

Hans-Jürgen Bremer
Executive Board Member
Kirchliche Zusatzversorgungs-
kasse Rheinland-Westfalen
Gemeinsame Versorgungskasse
für Pfarrer und Kirchenbeamte
Dortmund

Dr. Joachim Breuer
Chief Manager
Hauptverband der gewerblichen
Berufsgenossenschaften
Sankt Augustin

Holger Brückmann-Turbon
Chief Executive Officer
Turbon AG
Hattingen

Dr. Klaus Bussfeld
Gelsenkirchen

Rudolph Erbprinz von Croÿ
Herzog von Croÿ'sche
Verwaltung
Dülmen

Dr. jur. Hansjörg Döpp
Chief Manager
Verband der Metall-
und Elektro-Industrie
Nordrhein-Westfalen e.V. and
Landesvereinigung der
Arbeitgeberverbände
Nordrhein-Westfalen e.V.
Düsseldorf

Klaus Dohle
General Manager
Dohle Handelsgruppe
Service GmbH & Co. KG
Siegburg

Dr. Udo Eckel
General Manager
V & I Management
GmbH & Co. KG,
General Manager
BFH Beteiligungsholding GmbH
Wachtendonk

Christian Eigen
Deputy Chairman
MEDION AG
Essen

Norbert Frece
Member of the Board of
Managing Directors
Ruhrverband
Essen

Heinz Gawlak
Chairman
AMB Generali Asset Managers
Kapitalanlagegesellschaft mbH
Cologne

Jens Gesinn
Member of the Board of
Managing Directors
MAN Ferrostaal AG
Essen

Claes Göransson
General Manager
Vaillant GmbH
Remscheid

Rüdiger Andreas Günther
Chairman
CLAAS KGaA mbH
Harsewinkel

Dieter Gundlach
Chairman
ARDEX GmbH
Witten

Stefan Hamelmann
Managing Partner
Franz Hamelmann
GmbH & Co. KG
Franz Hamelmann
Projekt GmbH
Düsseldorf

Margrit Harting
Executive Manager
Harting KGaA
Espelkamp

Dr. h.c. Erivan Karl Haub
Chairman
Tengelmann
Warenhandelsgesellschaft
Mülheim an der Ruhr

Dr. Kurt Hochheuser
Düsseldorf

Prof. Dr. Bernd J. Höfer
Deputy Chairman
Deutsches Zentrum für
Luft- und Raumfahrt e.V. (DLR)
Cologne

Hermann Hövelmann
Managing Partner
Chairman
Mineralquellen und Getränke
H. Hövelmann GmbH
Duisburg

Dr. jur. Stephan J. Holthoff-Pförtner
Lawyer and Notary
Partner
Hopf-Unternehmensgruppe
Essen

Dipl.-Wirtsch.-Ing.
Hans-Dieter Honsel
Vice Chairman Board
Honsel International
Technologies SA
Brussels

Wilfried Jacobs
Chief Executive
AOK Rheinland – Die Gesund-
heitskasse
Düsseldorf

Dr. Gerhard Kinast
Vice-President
Petro-Canada
London

Dipl.-Ing. TU Dipl.-Wirtsch.-Ing. TU
Dieter Köster
Chief Executive Officer
Köster AG
Osnabrück

Martin Krengel
Chairman
Managing Partner
WEPA Papierfabrik
P. Krengel GmbH & Co. KG
Arnsberg

Hans-Joachim Küpper
General Manager
Küpper Group
Velbert/Heiligenhaus

Kurt Küppers
Managing Partner
Hülskens Holding
GmbH & Co. KG
Wesel

Assessor Georg Kunze
General Manager
Landesverband Rheinland-Westfalen der gewerblichen Berufsgenossenschaften
Düsseldorf

Dipl.-Kaufmann Ulrich Leitermann
Member of the Board of Managing Directors
SIGNAL IDUNA Group
Dortmund/Hamburg

Dr. Dirk Lepelmeier
General Manager
Nordrheinische Ärzteversorgung
Düsseldorf

Jyri Luomakoski
Chief Financial Officer
Deputy Chief Executive Officer
Uponor Corporation
Vantaa/Finland

Tim Henrik Maack
Chief Executive Officer
ERCO Leuchten GmbH
Lüdenscheid

Dipl.-Kaufmann Peter Mazzucco
Member of the Board of Managing Directors
Edscha AG
Remscheid

Dipl.-Kaufmann Helmut Meyer
Member of the Board of Managing Directors
DEUTZ AG
Cologne

Friedrich Neukirch
Chairman
Klosterfrau Deutschland GmbH
Cologne

Dipl.-oec. Bernd Pederzani
Managing Partner
EUROPART Holding GmbH
Hagen

Dipl.-Ing. Volkmar Peters
Managing Partner
Peters Beteiligungs GmbH & Co. KG
Moers

Dipl.-Kaufmann Eberhard Pothmann
Executive Vice President
Vorwerk & Co. KG
Wuppertal

Dipl.-Kaufmann Ulrich Reifenhäuser
Managing Partner
Reifenhäuser GmbH & Co. KG Maschinenfabrik
Troisdorf

Dr. Joachim F. Reuter
General Manager
Gebrüder Trox GmbH
Neukirchen-Vluyn

Klaus H. Richter
Member of the Executive Board
Barmer Ersatzkasse
Wuppertal

Robert Röseler
Chief Executive Officer
ara Shoes AG
Langenfeld

Martin Rohm
Member of the Board of Managing Directors
Volkswohl Bund Versicherungen
Dortmund

Peter Rostock
Managing General Partner
BPW Bergische Achsen KG
Wiehl

Dipl.-Kaufmann Albert Sahle
Managing Partner
SAHLE WOHNEN
Greven

Hans Schafstall
Managing Partner
Schafstall Holding GmbH & Co. KG
Mülheim an der Ruhr

Peter Nikolaus Schmetz
Managing Partner
Schmetz Capital Management GmbH
Aachen

Prof. Dr. Christoph M. Schmidt
President
Rheinisch-Westfälisches Institut für Wirtschaftsforschung Essen (RWI)
Essen

Heinz G. Schmidt
Member of the Supervisory Board
Douglas Holding AG
Hagen

Henning Schmidt
General Manager
NBV/UGA GmbH
Straelen

Dr. Peter Schörner
Member of the Board of Managing Directors
RAG Aktiengesellschaft
Essen

Dipl.-Betriebswirt Horst Schübel
General Manager
Miele & Cie. KG
Gütersloh

Reinhold Semer
Public Accountant and
Tax Consultant
Partner
Hellweg Group
Die Profi-Baumärkte
GmbH & Co. KG
Dortmund

Dr. Reiner Spatke
General Manager
Johnson Controls GmbH
Burscheid

Werner Stickling
Proprietor
Nobilia-Werke
J. Stickling GmbH & Co. KG
Verl

Karl-Heinz Stiller
Chairman
Wincor Nixdorf AG
Paderborn

Dipl.-Kaufmann Christian Sutter
Managing Partner
A. Sutter GmbH
Essen

Dr. Wolfgang Theis
Chief Executive Officer
Kiekert AG
Heiligenhaus

Detlef Thielgen
Member of the Board of
Managing Directors
Schwarz Pharma AG
Monheim

Dipl.-Kaufmann Eugen Timmer
Member of the Board of
Managing Directors
AVA Allgemeine Handels-
gesellschaft der Verbraucher AG
Bielefeld

Dr. Hans-Georg Vater
Member of the Board of
Managing Directors
Hochtief AG
Essen

Dipl.-Volkswirt Antonius Voss
Member of the Board of
Managing Directors
RWE Power AG
Essen

Michael Willems
Member of the Board of
Managing Directors
STEAG AG
Essen

Konsul
Dipl.-Kaufmann Michael Wirtz
Managing Partner
Grünenthal GmbH,
Partner
Dalli-Werke Mäurer & Wirtz
GmbH & Co. KG
Stolberg

Horst Wortmann
p.h.G. Managing Partner
Wortmann Schuh Holding KG
Detmold

Dipl.-Kaufmann Ulrich Ziolkowski
Member of the Board of
Managing Directors
ThyssenKrupp
Marine Systems GmbH
Hamburg

Rhineland-Palatinate

Benoît Claire
Chief Executive Officer
Allgemeine Kredit Coface
Holding AG
Mainz

Dipl.-Kaufmann Folkhart Fissler
Managing Partner
VESTA GmbH
Idar-Oberstein

Dr. Heinz Geenen
Managing Partner
KANN GmbH & Co. KG
Baustoffwerke
Bendorf

Andreas Land
Managing Partner
Griesson – de Beukelaer
GmbH & Co. KG
Polch

Dr. Eckhard Müller
Chief Financial Officer
BASF Aktiengesellschaft
Ludwigshafen

Prof. Dr. Marbod Muff
Member of the Management
Finance and Personnel Divisions
Boehringer Ingelheim GmbH
Ingelheim am Rhein

Matthäus Niewodniczanski
General Manager
Bitburger Holding GmbH
Bitburg

Karlheinz Röthemeier
Chairman
Verlagsgruppe Rhein Main
GmbH & Co. KG
Mainz

Klaus Rübenthaler
Member of the Board of
Managing Directors
Schott Glas
Mainz

Dipl. oec. Berta Schuppli
Partner
Helvetic Grundbesitz-
verwaltung GmbH
Wiesbaden

Hans Joachim Suchan
Administrative Director
ZDF
Mainz

Siegfried F. Teichert
Chief Executive Officer
ATS Group
ATS Beteiligungs-
gesellschaft mbH
Bad Dürkheim
Executive Board Director
Chief Executive Officer
of the ATS group
Tiger Wheels Limited
Midrand, Republic of South Africa

Herbert Verse
Partner
H+H SENIOR ADVISORS GMBH
Gesellschaft für strategische
Unternehmensberatung
Stuttgart

Dr. Alois Wittmann
Member of the Board of
Managing Directors
KSB Aktiengesellschaft
Frankenthal (Pfalz)

Saarland

Dipl.-Kaufmann
Wendelin von Boch-Galhau
Chairman
Villeroy & Boch AG
Mettlach

Dipl.-Kaufmann Thomas Bruch
Managing Partner
Globus Holding GmbH & Co. KG
St. Wendel

Dipl.-Kaufmann Christian Erhorn
Business Manager
Saarbrücker Zeitung
Verlag und Druckerei GmbH
Saarbrücken

Sanitätsrat
Dr. med. Franz Gadomski
President
Ärztekammer des Saarlandes
Saarbrücken

Michel Maulvault
Chairman
AG der Dillinger Hüttenwerke
Dillingen (Saar)

Dipl.-Volkswirt Dr. Richard Weber
Managing Partner
Karlsberg Brauerei KG Weber
Homburg (Saar)

Saxony

Linden Blue
Chairman
Spezialtechnik Dresden GmbH
Dresden

Karl Gerhard Degreif
Member of the Executive Board
Stadtwerke Chemnitz AG
Chemnitz

Günter Ermmann
General Manager
NARVA Lichtquellen
GmbH & Co. KG
Brand-Erbisdorf

Dr. Friedrich Josef Glatzel
Member of the Board of
Managing Directors
envia Mitteldeutsche Energie AG
Chemnitz

Dr. Wolfgang Gross
Managing Partner
fit GmbH
Hirschfelde

Dr. Detlef Hamann
Chief Manager
Dresden Chamber of Industry
and Commerce
Dresden

Konsul Dr.-Ing. Klaus-Ewald Holst
Chief Executive Officer
VNG-Verbundnetz Gas AG
Leipzig

Dr. Hans J. Naumann
Managing Partner
NILES-SIMMONS Industrie-
anlagen GmbH
Chemnitz
HEGENSCHEIDT-MFD GmbH
Erkelenz
NILES-SIMMONS-
HEGENSCHEIDT GmbH
Chemnitz
Chairman/CEO
SIMMONS-MACHINE-TOOL
CORPORATION
Albany, N.Y.

H.-Jürgen Preiss-Daimler
Managing Partner
P-D Management Industries –
Technologies GmbH
P-D Group
Wilsdruff/Dresden

Wolfgang Schmid
General Manager
Infineon Technologies Dresden
GmbH & Co. OHG
Infineon Technologies SC 300
GmbH & Co. OHG
Dresden

Thilo von Selchow
Chief Executive Officer
ZMD Zentrum Mikroelektronik
Dresden AG
Dresden

Rolf Steinbronn
Chief Executive
AOK Sachsen
Dresden

Holger Tanhäuser
Administrative Director
Mitteldeutscher Rundfunk
Leipzig

Saxony-Anhalt

Dr.-Ing. Klaus Hieckmann
Managing Partner
Symacon Engineering GmbH
Barleben/Magdeburg,
President
Magdeburg Chamber of Industry
and Commerce
Magdeburg

Hans Hübner
Managing Director
Unternehmensgruppe Hübner
Neugattersleben

Heiner Krieg
General Manager
MIBRAG mbH
Theissen

Schleswig-Holstein

Prof. Dr. Hans Heinrich Driftmann
Managing General Partner
Peter Kölln
Kommanditgesellschaft
auf Aktien
Elmshorn

Lothar-Joachim Jenne
General Partner
Max Jenne Arzneimittel-
Grosshandlung KG
Kiel

Dr. jur. Dr. h.c. Klaus Murmann
Chairman Emeritus
Sauer-Danfoss Inc.
Neumünster
Lincolnshire, Illinois/USA

Dr. Lutz Peters
General Manager
AOH Nahrungsmittel
GmbH + Co. KG
Bad Schwartau

Hans Wilhelm Schur
Group Director
Schur International a/s
Horsens/Denmark

Dr. Ernst J. Wortberg
Chairman
Supervisory Board
Norddeutsche Affinerie AG
Hamburg

Thuringia

Reinhard Böber
General Manager
Glatt Ingenieurtechnik GmbH
Weimar

Dr. Hans-Werner Lange
Chief Executive Officer
TUPAG-Holding AG
Mühlhausen

Klaus Lantzsch
Chairman
Managing Partner
FER Fahrzeugelektrik GmbH
Eisenach

Dr.-Ing. Michael Militzer
Chief Executive Officer
MITEC Automotive AG
Eisenach

Eugeen Theunis
Chairman
Theuma Group
Bekkevoort/Belgium

Andreas Trautvetter
Minister for
Building and Transport
Free State of Thuringia
Erfurt

seats on supervisory boards and similar bodies

Members of the Board of Managing Directors of Commerzbank AG

Information pursuant to Art. 285, no. 10, HGB
As of December 31, 2004

a) Seats on mandatory supervisory boards
b) Seats on similar bodies

Klaus-Peter Müller

a) Linde AG*)
Steigenberger Hotels AG

b) Assicurazioni Generali S.p.A.*)
Parker Hannifin Corporation*)
within Commerzbank Group:
Commerzbank International S.A. (Chairman)
Commerzbank (Switzerland) Ltd (Chairman)

Martin Blessing

a) AMB Generali Holding AG*)
Eurohypo AG*)
Heidelberger Druckmaschinen AG*)
ThyssenKrupp Services AG
within Commerzbank Group:
comdirect bank AG (Chairman)
Commerzbank Inlandsbanken Holding AG (Chairman)

b) **within Commerzbank Group:**
COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte GmbH (Chairman)

Wolfgang Hartmann

a) Vaillant GmbH
within Commerzbank Group:
Commerz Grundbesitzgesellschaft mbH (Chairman)
Commerz Grundbesitz-Investmentgesellschaft mbH (Chairman)
Commerz Grundbesitz Spezialfondsgesellschaft mbH (Chairman)
CommerzLeasing und Immobilien AG (Chairman)

Dr. Achim Kassow

a) **within Commerzbank Group:**
Commerz Service Gesellschaft für Kundenbetreuung mbH (Chairman)

Andreas de Maizière

a) ABB AG
Borgers AG
MAN AG*)
Rheinische Bodenverwaltung AG (Chairman)
RWE Power AG
Thyssen Krupp Stahl AG
within Commerzbank Group:
Hypothekenbank in Essen AG (Chairman)

b) Arenberg-Schleiden GmbH (Chairman)
BVV Versicherungsverein des Bankgewerbes a.G.
within Commerzbank Group:
Commerzbank (Eurasija) SAO (Chairman)

Klaus M. Patig

a) Ferrostaal AG
G. Kromschröder AG*) (Deputy chairman)
within Commerzbank Group:
COMINVEST Asset Management GmbH (Chairman)
Pensor Pensionsfonds AG (Deputy chairman)

b) **within Commerzbank Group:**
Caisse Centrale de Réescompte S.A. (Chairman)
COMINVEST Asset Management S.A. (Chairman)
Commerzbank Capital Markets Corporation (Chairman)
Commerzbank Europe (Ireland) Unltd. (Chairman)
Commerz Asset Management (UK) plc (Chairman)
Commerz Securities (Japan) Company Ltd. (Chairman)
Jupiter International Group plc (Chairman)
Korea Exchange Bank (non-standing director)

Dr. Eric Strutz

a) **within Commerzbank Group:**
comdirect bank AG
COMINVEST Asset Management GmbH
Commerzbank Auslandsbanken Holding AG
Commerzbank Inlandsbanken Holding AG
CommerzLeasing und Immobilien AG (Deputy chairman)
Hypothekenbank in Essen AG

b) Banca Intesa S.p.A.*)
Mediobanca – Banca di Credito Finanziario S.p.A.*)
within Commerzbank Group:
Commerzbank International S.A.
Erste Europäische Pfandbrief- und Kommunalkreditbank AG

Nicholas Teller

a) Deutsche Schiffsbank AG (Chairman)
within Commerzbank Group:
Commerzbank Auslandsbanken Holding AG (Chairman)
Commerz Unternehmens-beteiligungs-AG

b) **within Commerzbank Group:**
BRE Bank SA (Deputy chairman)

Former members of the Board of Managing Directors

Mehmet Dalman

a) Deutsche Börse AG*)

b) Tosca Limited (non-executive director)

Members of the Supervisory Board of Commerzbank AG

a) Seats on other mandatory supervisory boards

b) Seats on similar bodies

Dr. h.c. Martin Kohlhaussen

a) Bayer AG
Heraeus Holding GmbH
HOCHTIEF AG (Chairman since May 2004)
Infineon Technologies AG (Deputy chairman)
Schering AG
ThyssenKrupp AG

b) Verlagsgruppe Georg von Holtzbrinck GmbH
Intermediate Capital Group plc

Uwe Tschäge

–

Hans-Hermann Altenschmidt

b) BVV Versorgungskasse
BVV Unterstützungskasse

Dott. Sergio Balbinot

a) **within group:**
Aachener und Münchener Lebensversicherung AG
Aachener und Münchener Versicherung AG
AMB Generali Holding AG

b) **within group:**
Banco Vitalicio de España, C.A. de Seguros y Réaseguros
Europ Assistance Holding
Generali China Life Insurance Co. Ltd.
Generali España, Holding de Entidades de Seguros, S.A. (Chairman)
Generali Finance B.V.
Generali France S.A. (Deputy chairman)
Generali Holding Vienna AG (Deputy chairman)
Generali (Schweiz) Holding
G. F. Participations, S.A. (Chairman)
La Estrella S.A.
Migdal Insurance Co. Ltd.
Migdal Insurance Holdings Ltd.
Participatie Maatschappij Graafschap Holland N.V.
Transocean Holding Corporation

Herbert Bludau-Hoffmann

–

Astrid Evers

–

Uwe Foullong

a) DBV-Winterthur Holding AG
DBV-Winterthur Lebensversicherung AG

Daniel Hampel

–

Dr.-Ing. Otto Happel

a) mg technologies AG*)

*) listed company outside group (pursuant to no. 5.4.3, sentence 2, German Corporate Governance Code)

Dr. jur. Heiner Hasford

a) Europäische Reiseversicherung AG (Chairman)
MAN AG*)
Nürnberger Beteiligungs-AG*)
WMF Württembergische Metallwarenfabrik AG*)
within group:
D.A.S. Deutscher Automobil Schutz – Allgemeine Rechtsschutz-Versicherungs-AG
ERGO Versicherungsgruppe AG
VICTORIA Lebensversicherung AG
VICTORIA Versicherung AG

b) **within group:**
American Re Corporation

Sonja Kasischke

–

Wolfgang Kirsch

a) Commerz Business Consulting AG (Chairman)

b) COLLEGIUM GLASHÜTTEN Zentrum für Kommunikation GmbH

Werner Malkhoff

–

Klaus Müller-Gebel

a) comdirect bank AG (Deputy chairman)
Deutsche Schiffsbank AG
Eurohypo AG
Holsten-Brauerei AG (until March 25, 2004)

Dr. Sabine Reiner

–

Dr. Erhard Schipporeit

a) HDI V.a.G.
Talanx AG
within group:
Degussa AG
E.ON Ruhrgas AG *(formerly: Ruhrgas AG)*
VIAG Telecom AG

b) **within group:**
E.ON Audit Services GmbH (Chairman) (since March 24, 2004)
E.ON Risk Consulting GmbH *(Chairman)*
E.ON UK plc (since December 10, 2004)
E.ON US Investments Corp.

Prof. Dr.-Ing. Dr. h.c. Ekkehard Schulz

a) AXA Konzern AG*)
Deutsche Bahn AG
MAN AG*)
RAG AG
TUI AG*)
within group:
ThyssenKrupp Automotive AG (Chairman)
ThyssenKrupp Services AG (Chairman)
ThyssenKrupp Steel AG (Chairman)

b) **within group:**
ThyssenKrupp Budd Company

Prof. Dr. Jürgen F. Strube

a) Allianz Lebensversicherungs AG
BASF AG (Chairman)
Bayerische Motorenwerke AG
Bertelsmann AG
Fuchs Petrolab (Chairman)
Hapag-Lloyd AG
Linde AG

Dr. Klaus Sturany

a) Hannover Rückversicherungs AG*)
Heidelberger Druckmaschinen AG*)
HOCHTIEF AG*) (until May 7, 2004)
RAG AG
within group:
RWE Power AG
RWE Energy AG
RWE Umwelt AG

b) **within group:**
Österreichische Industrieholding AG
RWE Npower Holdings plc *(formerly: Innogy Holdings plc)*
RWE Thames Water plc
RWE Trading GmbH

Dr.-Ing. E.h. Heinrich Weiss

a) Deutsche Bahn AG
Ferrostaal AG (until March 15, 2004)
HOCHTIEF AG*)
Voith AG
within group:
SMS Demag AG (Chairman)

b) Thyssen-Bornemisza Group
within group:
Concast AG (Chairman)

*) listed company outside group (pursuant to no. 5.4.3, sentence 2, German Corporate Governance Code)

Employees of Commerzbank AG

Information pursuant to Art. 340a, (4), no. 1, HGB
As of December 31, 2004

Manfred Breuer
Schumag AG

Bernd Förster
SE Spezial Electronic AG

Bernd Grossmann
Textilgruppe Hof AG

Herbert Huber
Saarländische Investitions-kreditbank AG

Dr. Sebastian Klein
COMINVEST Asset Management GmbH
CommerzLeasing und Immobilien AG

Dr. Renate Krümmer
Hypothekenbank in Essen AG

Klaus Kubbetat
CommerzLeasing und Immobilien AG

Ulrich Leistner
COMINVEST Asset Management GmbH
Commerz Grundbesitz-Investmentgesellschaft mbH
CommerzLeasing und Immobilien AG

Burkhard Leffers
Goodyear Dunlop Tires Germany GmbH
Kolbenschmidt Pierburg AG

Dr. Dirk Mattes
COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH
MEWA Textil-Service AG & Co. Management OHG

Wilhelm Nüse
Rasmussen GmbH

Michael Schmid
CommerzLeasing und Immobilien AG

Dr. Friedrich Schmitz
COMINVEST Asset Management GmbH

Dr. Gert Schorradt
Carmeile AG

Frank Schulz
Woba Dresden GmbH

Monika Serreck
Spielbanken Niedersachsen GmbH

Martin Zielke
COMINVEST Asset Management GmbH
Commerz Grundbesitz-Investmentgesellschaft mbH
COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH
ConCardis GmbH

Former employees of Commerzbank AG

Jochen Appell
KarstadtQuelle AG

Peter Kroll
SchmidtBank AG

Dr. Rainer Wedel
JC INSITU Beteiligungsgesellschaft mbH

glossary

Asset-backed securities (ABS)
Securities whose interest payment and repayment of principal are covered, or backed, by the underlying pool of claims. As a rule they are issued by a special-purpose entity in securitized form.

Assets held for dealing purposes
Under this balance-sheet item, securities, promissory notes, foreign exchange and derivative financial instruments which are used for dealing purposes are shown. They appear at their fair value.

Associated company
A company included in the consolidated financial statements neither on a fully or partially consolidated basis, but rather according to the equity method; however, a company which is included in the consolidation has a significant influence on its business and financial policies.

Available for sale
A term used to refer to financial assets that may be disposed of.

Back-testing
A procedure for monitoring the quality of value-at-risk models. For this purpose, the potential losses projected by the VaR approach are examined over a lengthy period to ascertain whether in retrospect they were not exceeded far more frequently than the applied confidence level would have suggested.

Benchmarks
Reference figures like indices, which are used, for instance, in portfolio management. For one thing, they can determine the direction of an investment strategy by providing the portfolio manager with orientation as regards the composition of portfolios. For another, they serve as a measure of investment performance.

Business continuity planning
A company's emergency planning, covering all of its units.

Cash flow hedge
This entails covering the risk related to future interest payments from a floating-interest balance-sheet transaction by means of a swap. It is measured at fair value.

Cash flow statement
This shows the breakdown and changes in a company's cash and cash equivalents during the business year. It is divided up into the items operating, investing and financing activities.

Collateral agreement
An agreement covering the security or collateral to be furnished.

Confidence level
The probability with which a potential loss will not exceed the loss ceiling defined by the value-at-risk.

Corporate governance
Corporate governance establishes guidelines for transparent corporate management and supervision. The recommendations of the German Corporate Governance Code create transparency and strengthen confidence in responsible management; in particular, they serve shareholder protection.

Cost/income ratio
This represents the ratio of operating expenses to income before provisioning, indicating the cost-efficiency of the company or of one of its business units.

Credit default swap (CDS)
A financial instrument for taking over the credit risk from a reference asset (e.g. a security or credit). For this purpose, the buyer of protection pays the seller of protection a premium and receives a compensation payment if a previously specified credit event occurs.

Credit derivative
A financial instrument whose value depends on an underlying claim, e.g. a loan or security. As a rule, these contracts are concluded on an OTC basis. They are used in both proprietary trading and managing risk. The most frequently used credit derivative product is the credit default swap.

Credit-linked note (CLN)
A security whose performance is tied to a credit event. CLNs are frequently part of a securitization transaction or serve to restructure credit risk in order to satisfy specific customer wishes.

Credit VaR
The concept stems from the application of the value-at-risk concept for market risk to the area of credit-risk measurement. In substantive terms, the credit VaR is an estimate of the amount by which the losses arising from credit risk might potentially exceed the expected loss within a single year; for this reason: also unexpected loss. This approach is based on the idea that the expected loss merely represents the long-term median value for loan losses, which may differ (positively or negatively) from the actual loan losses in the current business year.

DAX 30
Deutscher Aktienindex (German stock index), which covers the 30 largest German blue chips with the highest turnover in official trading.

Deferred taxes
These are taxes on income to be paid or received in the future, resulting from discrepancies in assigned values between the balance sheet for tax purposes and the commercial balance sheet. At the time the accounts are prepared, they represent neither actual claims on nor liabilities to the tax authorities.

Derivatives
Financial instruments whose value depends on the value of another financial instrument. The price of the derivative is determined by the price of an underlying object (security, interest rate, currency, credit). These instruments offer greater possibilities for managing and steering risk.

Due diligence
The term is used to describe the process of intensive examination of the financial and economic situation and planning of a company by external experts (mostly banks, lawyers, auditors). In the run-up to an IPO or a capital increase, due diligence is needed before an offering prospectus can be compiled.

Economic capital
The amount which, to a high degree of certainty, is required to cover unexpected losses from risk-bearing items. It is not identical to equity as shown in the balance sheet or regulatory capital.

At Commerzbank, credit risk, market risk, operational risk and business risk are all included in the calculation of economic capital.

Embedded derivatives
Embedded derivatives are components of an original financial instrument and inseparably linked to the latter, so-called hybrid financing instruments such as reverse convertible bonds. Legally and economically, they are bound up with one another.

Equity method
A consolidation method in a group's accounting to cover holdings in associated companies. The company's pro-rata net profit/loss for the year is included in the consolidated income statement as income/loss from equity investments.

Expected loss
Yardstick for the potential loss of a loan portfolio which can be expected within a single year on the basis of historical loss data.

Fair value
The price at which financial instruments may be sold or purchased on fair conditions. For measurement purposes, either market prices (e.g. stock-exchange prices) or – if these are unavailable – internal measurement models are used.

Fair value hedge
This is a fixed-interest balance-sheet item (e.g. a claim or a security) which is hedged against market risk by means of a swap. It is measured at fair value.

Financial instruments
Above all, credits or claims, interest-bearing securities, shares, equity investments, liabilities and derivatives are subsumed here.

Futures
The futures contract is a binding agreement committing both parties to deliver or take delivery of a certain number or amount of an underlying security or asset at a fixed price on an agreed date. Unlike options, futures contracts are very strongly standardized.

Goodwill
The difference between the purchase price and the value of the net assets thereby acquired, which remains after the hidden reserves have been disclosed when an equity investment is acquired or a company is taken over.

Hedge accounting
The presentation of discrepancies between the change in value of a hedging device (e.g. an interest-rate swap) and the hedged item (e.g. a loan). Hedge accounting is designed to reduce the influence on the income statement of the measurement and recognition of changes in the fair value of derivative transactions.

Hedging
A strategy under which transactions are effected with the aim of providing cover against the risk of unfavourable price movements (interest rates, prices, commodities).

International Accounting Standards (IAS)
Accounting regulations approved by the International Accounting Standards Committee. The objective of financial statements prepared according to IAS is to provide investors with information to help them reach a decision with regard to the company's asset and financial position and also its earnings performance, including changes in the course of time. By contrast, financial statements according to HGB (German Commercial Code) are primarily geared to investor protection.

Investor relations
The terms describes the dialogue between a company and its shareholders or creditors. Investor relations targets this special group with the intention of using communicative means to ensure an appropriate evaluation of the company by the capital market.

Letter of comfort
Usually, the commitment of a parent company towards third parties (e.g. banks) to ensure orderly business conduct on the part of its subsidiary and the latter's ability to its meet liabilities.

Liabilities from dealing activities
Under this balance-sheet item, the derivative instruments of proprietary trading with a negative fair value appear, and also delivery commitments arising from the short-selling of securities. They are measured at fair value.

Loss review trigger
A warning signal that a trading unit might exceed its prescribed maximum loss. If this trigger is reached, appropriate measures are taken to prevent further losses.

Mark-to-market
Measurement of items at current market prices, including unrealized profits – without purchase costs being taken into consideration.

Mergers & acquisitions
In banking, M&A represents the advisory service offered to companies involved in such transactions, especially the purchase and sale of companies or parts of them.

Mezzanine
An Italian word meaning an intermediate storey in a building. A flexible financing instrument between equity and borrowed funds in balance-sheet terms. It is especially suitable for smaller businesses seeking to strengthen their capital base but not wishing to alter their ownership structure.

Netting
The setting-off of items (amounts or risks) which appear on different sides of a balance.

Online banking
A whole series of banking services handled with IT support and offered to customers electronically (by telephone line).

Options
Options are agreements giving the one party the unilateral right to buy or sell a previously determined amount of goods or securities at a price established in advance within a defined period of time.

OTC
Abbreviation for "over the counter", which is used to refer to the off-the-floor trading of financial instruments.

Positive/negative fair value
The positive/negative fair value of a derivative financial instrument is the change in fair value between the conclusion of the transaction and the date of measurement, which has arisen due to favourable or unfavourable overall conditions.

Profit-sharing certificate
Securitization of profit and loss-sharing rights which are issued by companies of various legal forms and are introduced to official (stock-exchange) trading. Under certain conditions, profit-sharing certificates may be counted as part of banks' liable funds.

Rating
Standardized assessment of the creditworthiness of companies, countries or of debt instruments issued by them, on the basis of standardized qualitative and quantitative criteria. The rating process forms the basis for determining the probability of default, which in turn is used in calculating the capital needed to back the credit risk. Ratings may be worked out by the Bank itself (internal ratings) or by specialized rating agencies such as Standard&Poor's, Fitch and Moody's (external ratings).

Repo transactions
Abbreviation for repurchase agreements; these are combinations of spot purchases or sales of securities and the simultaneous forward sale or repurchase of these securities in an agreement involving the same counterparty.

Return on equity
This is calculated by the ratio between the pre- and after-tax profit and the average amount of equity as shown in the balance sheet; it indicates the return achieved by the company on the capital which it employs.

Revaluation reserve
In the revaluation reserve, changes in the fair value of securities and equity investments appear, with no effect on the income statement.

Securitization
In a securitization, claims (e.g. loans, trade bills or leasing claims) are pooled and transferred to a special-purpose entity or vehicle (SPV). The SPV raises funds by issuing securities (e.g. ABS or CLNs), placed with potential investors. Repayment and the interest payments on the securities are directly linked to the performance of the underlying claims rather than to that of the issuer.

Shareholder value
Shareholder value gives priority to the interests of proprietors or, in the case of listed companies, shareholders.

Under this approach, the company's management is committed to increasing the value of the company over the long term and thus to lifting its share price. This contrasts with a "stakeholder policy", which aims to achieve a balance between the interests of shareholders and other groups involved, such as customers, employees, providers of outside funds, banks, etc.

One major component of the shareholder value principle is also a shareholder-oriented, transparent information policy, which above all at major listed companies is entrusted to investor relations.

Spread
The difference between prices or interest rates, e.g. the differential between the buying and the selling price of securities, or the premium paid on a market interest rate in the case of weaker creditworthiness.

Standard risk costs
These represent the average expected calculatory risk costs in a given year (expected loss) or the valuation allowances due to the default of customers or counterparties.

Stop-loss limit
This type of limit serves to restrict or prevent losses, such that if the fair value falls below a previously determined level, the trading position in question has to be closed or the asset sold.

Stoxx
The Stoxx "family" of indices is a system of European benchmark, blue chip and sectoral indices. Stoxx Limited itself is a joint venture between Deutsche Börse AG, Dow Jones & Company, SBF-Bourse de France and the Swiss Stock Exchange.

Stress testing
Stress tests are used in an attempt to model the losses produced by extreme market fluctuations, as these cannot as a rule be adequately presented by VaR models. Generally, VaR risk ratios are based on "normal" market fluctuations, rather than on very rare extreme situations which cannot, as a result, be represented statistically – such as the 1987 stock-market crash or the Asian crisis. Stress tests therefore represent a rational complement to VaR analyses, and also one that is required by regulators.

Subsidiary
Company controlled by its parent and fully consolidated. If it is of minor significance, it is not included in the consolidation. In this case, the company appears at amortized cost.

Sustainability
Sustainability describes business management on a long-term basis which is compatible with acceptable living conditions now and in the future. Its guiding objectives are responsibility for the environment and balanced social relations.

Swaps
Financial instruments in which the swapping of payment flows (interest and/or currency amounts) is agreed over a fixed period. Through interest-rate swaps, interest-payment flows are exchanged (e.g. fixed for floating rate). Currency swaps offer the additional opportunity to eliminate the exchange-rate risk by swapping amounts of capital.

Value-at-risk model (VaR)
VaR refers to a method of quantifying risk. At present, it is primarily used in connection with market risk. VaR is only informative if the holding period (e.g. 1 day) and the confidence level (e.g. 97.5%) are specified. The VaR figure then indicates the loss ceiling which will not be exceeded within the holding period with a probability corresponding to the confidence level.

Volatility
The term volatility is used to characterize the price fluctuation of a security or currency. Frequently, this is calculated from the price history or implicitly from a price-fixing formula in the form of the standard deviation. The greater the volatility, the riskier it is to hold the investment.

commerzbank group business progress 1968–2004*

	Business volume	Total lending	Customers' deposits	Taxes paid	Allocation to reserves	Equity	Total amount of dividend paid	Staff	Offices
	€ bn	€ bn	€ bn	€ m	€ m	€ m	€ m		
1968	8.5	5.4	6.6	33.2	16.1	346	23.9	14,689	691
1969	9.8	6.5	7.1	41.8	16.3	439	32.0	15,630	743
1970	12.5	8.8	8.0	26.1	5.8	463	30.4	16,952	783
1971	15.9	11.4	9.2	39.2	13.0	541	31.5	17,533	800
1972	18.7	12.6	10.7	45.0	14.6	599	34.8	17,707	805
1973	20.5	13.5	11.1	39.2	9.2	656	40.7	18,187	826
1974	23.0	15.1	11.7	54.8	26.7	735	40.7	17,950	834
1975	29.0	18.2	14.1	97.5	42.5	844	48.8	18,749	855
1976	32.6	21.3	15.0	87.5	57.2	993	55.9	20,275	861
1977	38.6	24.0	17.3	128.0	52.3	1,165	55.9	20,429	870
1978	45.3	29.5	20.0	126.4	50.9	1,212	63.1	20,982	875
1979	52.2	34.8	20.4	97.0	20.5	1,403	64.6	21,656	885
1980	52.4	37.4	20.3	53.6	16.6	1,423	–	21,487	880
1981	53.2	38.6	21.0	52.4	12.9	1,414	–	21,130	878
1982	56.8	41.8	22.6	86.8	43.8	1,416	–	21,393	877
1983	59.1	43.3	23.2	121.3	62.3	1,491	51.7	22,047	884
1984	63.9	46.2	26.5	140.8	77.9	1,607	51.7	22,801	882
1985	71.4	48.3	28.0	164.4	89.5	1,756	72.6	24,154	882
1986	77.1	52.5	30.3	169.0	80.2	2,292	95.5	25,653	881
1987	83.8	55.7	33.5	168.0	89.8	2,379	95.7	26,640	882
1988	93.3	61.7	37.8	192.4	120.2	2,670	104.0	27,320	888
1989	99.1	64.7	43.5	252.4	143.7	3,000	115.3	27,631	897
1990	111.4	74.9	50.5	246.7	112.4	3,257	131.6	27,275	956
1991	117.1	80.7	57.2	276.6	120.1	3,420	132.0	28,226	973
1992	120.4	85.0	61.6	283.4	209.0	3,680	134.0	28,722	998
1993	147.1	92.7	68.2	310.8	143.9	4,230	176.8	28,241	1,006
1994	176.1	112.7	68.8	334.5	306.8	5,386	231.2	28,706	1,027
1995	208.1	133.1	73.2	109.4	204.5	6,297	265.8	29,615	1,060
1996	230.6	158.2	82.8	297.1	332.3	6,909	276.3	29,334	1,045
1997	276.0	185.3	93.3	489.2	295.5	8,765	344.2	30,446	1,044
1998	327.4	207.6	93.6	298.1	511.3	10,060	380.5	32,593	1,052
1999	372.1	223.2	91.0	395.6	500.0	11,141	410.8	34,870	1,064
2000	459.7	239.7	107.7	822.7	800.0	12,523	541.8	39,044	1,080
2001	501.3	239.7	116.4	–114.0	–115.0	11,760	216.7	39,481	981
2002	422.1	171.5	95.7	–103.0	–352.0	8,808	54.2	36,566	904
2003	381.6	164.7	100.0	249.0	–2,320.0	9,091	–	32,377	884
2004	**424.9**	**160.6**	**105.1**	**352.8**	**243.0**	**9,801**	**149.6**	**32,820**	**965**

*) as from 1997, according to IAS

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Commerzbank AG
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ISSN 0414-0443
VKI02041